1283-2(b)

082-04642

Open Joint Stock Company
"VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2006
with Independent Auditor's Report

SUPPL

Jlw 7/13

OJSC "VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2006

Contents

Independent Auditors' Report 1

Consolidated Financial Statements

Consolidated Balance Sheet 3
Consolidated Statement of Operations 4
Consolidated Statement of Cash Flows 5
Consolidated Statement of Changes in Equity 6
Notes to Consolidated Financial Statements 7

ERNST & YOUNG

Ernst & Young LLC

ООО «Эрнст энд Янг»

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

We have audited the accompanying consolidated financial statements of Open Joint Stock Company "VolgaTelecom" and its subsidiaries (hereinafter "the Company"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except for the matter described in the Basis for Qualified Opinion, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated finnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Basis for Qualified Opinion

As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 6 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2006 and 2005 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years then ended and (ii) the deferred tax balances as of December 31, 2006 and 2005 and deferred tax expense for the years then ended.

Qualified Opinion

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young LLC

May 31, 2007

OJSC "VolgaTelecom"

Consolidated Balance Sheet

As of December 31, 2006

(in thousands roubles)

	Notes	2006	2005 restated
ASSETS			
Non-current assets			
Property, plant and equipment	6	**31,332,348**	28,525,610
Intangible assets and goodwill	7	**4,454,189**	2,745,615
Investments in associates	9	**129,103**	119,980
Long-term investments	10	**28,226**	24,910
Long-term accounts receivable and other financial assets	11	**35,062**	39,931
Long-term advances given	12	**517,655**	749,055
Deferred income tax asset	28	**16,476**	27,049
Total non-current assets		**36,513,059**	32,232,150
Current assets			
Inventories	13	**535,925**	544,087
Accounts receivable	14	**1,872,300**	1,296,011
Current income tax asset		**343,276**	38,813
Other current assets	15	**1,099,296**	1,519,748
Cash and cash equivalents	16	**461,417**	1,338,713
Total current assets		**4,312,214**	4,737,372
TOTAL ASSETS		**40,825,273**	36,969,522
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	18	**3,853,690**	3,853,690
Unrealised gain on available-for-sale investments		**5,434**	2,134
Retained earnings		**15,810,202**	14,228,313
Total equity attributable to equity holders of the parent		**19,669,326**	18,084,137
Minority interest		**473,302**	415,614
Total equity		**20,142,628**	18,499,751
Non-current liabilities			
Long-term borrowings	19	**9,497,836**	7,589,666
Long-term finance lease obligations	20	**596,516**	727,768
Pension Liabilities	23	**1,287,295**	1,106,204
Deferred revenue		**316,030**	331,618
Deferred income tax liability	28	**1,444,233**	1,336,072
Total non-current liabilities		**13,141,910**	11,091,328
Current liabilities			
Accounts payable, accrued expenses and advances received	21	**3,970,717**	2,574,536
Payables to Rostelecom		**96,307**	108,100
Income tax payable		**–**	76,541
Other taxes payable	22	**321,999**	812,712
Dividends payable		**64,672**	63,641
Short-term borrowings	19	**1,582,707**	683,741
Current portion of long-term borrowings	19	**707,181**	2,699,872
Current portion of long-term finance lease obligations	20	**797,152**	359,300
Total current liabilities		**7,540,735**	7,378,443
Total liabilities		**20,682,645**	18,469,771
TOTAL EQUITY AND LIABILITIES		**40,825,273**	36,969,522

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Operations

For the year ended December 31, 2006

(in thousands roubles, except per share amounts)

	Notes	2006	2005 restated
Revenues	24	**24,848,703**	23,756,233
Wages, salaries, other benefits and payroll taxes		**(8,424,514)**	(7,954,563)
Depreciation and amortization	6,7	**(4,453,961)**	(3,417,659)
Materials, repairs and maintenance, utilities		**(2,658,736)**	(2,185,768)
Taxes other than income tax		**(624,204)**	(550,307)
Interconnection charges		**(2,220,734)**	(2,634,267)
Recovery (provision) for impairment of receivables	14	**320,540**	(12,020)
Gain/(loss) on disposal of property, plant, and equipment		**2,308**	(103,699)
Other operating expenses, net	25	**(2,513,437)**	(2,274,446)
Operating profit		**4,275,964**	4,623,504
Share of result of associates, net	9	**11,912**	20,713
Interest expense, net	26	**(1,020,783)**	(843,532)
Gain/(loss) on sale of subsidiaries, associates and other investments	27	**(48,371)**	41,842
Foreign exchange gain, net		**22,633**	53,118
Profit before income tax		**3,241,355**	3,895,645
Income tax expense	28	**(1,106,921)**	(1,391,621)
Profit for the year		**2,134,434**	2,504,024
Attributable to:			
Equity holders of the parent		**2,073,895**	2,465,295
Minority interests		**60,539**	38,729
		2,134,434	2,504,024
Earnings per share			
- basic and diluted, for profit for the year attributable to equity holders of the parent	29	**6.32**	7.52

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Cash Flow Statement

For the year ended December 31, 2006

(in thousands roubles)

	Notes	2006	2005 restated
Cash flows from operating activities:			
Profit before income tax		3,241,355	3,895,645
Adjustments for:			
Depreciation and amortization	6, 7	4,453,961	3,417,659
(Gain) loss on disposal of property, plant and equipment		(2,308)	103,699
(Recovery) provision for impairment of receivables	14	(320,540)	12,020
Provision for obsolescence of inventory		20,414	2,874
Share of result of associates	9	(11,912)	(20,713)
(Gain) loss from sale of subsidiaries, associates and other investments	27	48,371	(41,842)
Interest expense, net	26	1,020,783	843,532
Foreign exchange (gain), net		(22,633)	(53,118)
Operating cash flows before working capital changes		8,427,491	8,159,756
Increase in accounts receivable		(243,618)	(162,113)
Decrease in other current assets		441,868	118,543
Decrease in inventories		12,929	315,812
Increase in accounts payable and accrued expenses		792,532	343,732
Increase (decrease) in taxes payable other than income tax		(490,892)	81,762
Increase in pension obligations		181,091	214,723
Cash flows generated from operations		9,121,401	9,072,215
Interest paid		(1,086,653)	(853,373)
Income tax paid		(1,494,591)	(1,113,867)
Net cash flows from operating activities		6,540,157	7,104,975
Cash flows from investing activities:			
Purchase of property, plant and equipment		(5,024,487)	(5,452,965)
Purchase of intangible assets		(188,421)	(459,114)
Purchase of Oracle E-Business Suite software		(212,830)	(140,973)
Purchase of Amdocs Billing software		(217,265)	(74,714)
Proceeds from sales of property, plant and equipment		45,728	117,211
Purchase of subsidiaries, net of cash acquired		(651,764)	(50,986)
Disposal of subsidiaries, net of cash disposed		–	3,383
Purchase of investments and other assets		(47,000)	(63,694)
Proceeds from disposal of investments and other financial assets		210	51,141
Interest received		21,722	22,942
Dividends received		1,497	1,528
Net cash flows used in investing activities		(6,272,610)	(6,046,241)
Cash flows from financing activities:			
Proceeds from borrowings		5,624,807	6,403,784
Repayment of borrowings		(6,997,842)	(9,240,037)
Proceeds from debt securities issued		2,983,597	5,259,438
Repayment of debt securities		(1,008,388)	(6,221)
Repayment of finance lease obligations		(456,225)	(777,703)
Repayment of vendor financing obligations		(468,902)	(772,286)
Repayment of promissory notes for Amdocs Billing Software		(255,996)	(498,528)
Repayment of other non-current liabilities		–	(927)
Dividends paid to equity holders of the parent		(564,783)	(509,398)
Dividends paid to minority		(1,111)	(328)
Net cash flows from financing activities		(1,144,843)	(142,206)
Net increase in cash and cash equivalents		(877,296)	916,528
Cash and cash equivalents at the beginning of the year		1,338,713	422,185
Cash and cash equivalents at the end of the year		461,417	1,338,713

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Equity

For the year ended December 31, 2006

(in thousands roubles)

		Attributable to equity holders of the parent								
		Share capital								
	Notes	Preference shares	Ordinary shares	Retained earnings (before adjustment)	Correction of error	Retained earnings (restated)	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2004	2	**963,366**	**2,890,324**	**12,489,617**	**(182,047)**	**12,307,570**	**800**	**16,162,060**	**377,213**	**16,539,273**
Profit for the year	2	–	–	2,562,060	(96,765)	2,465,295	–	2,465,295	38,729	2,504,024
Dividends to equity holders of parent		–	–	(544,552)	–	(544,552)	–	(544,552)	–	(544,552)
Unrealized gain on available-for-sale investments		–	–	–	–	–	1,334	1,334	–	1,334
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	–	(87)	(87)
Disposal of minority interests due to disposal of subsidiaries		–	–	–	–	–	–	–	(241)	(241)
Balance at December 31, 2005	2	**963,366**	**2,890,324**	**14,507,125**	**(278,812)**	**14,228,313**	**2,134**	**18,084,137**	**415,614**	**18,499,751**
Profit for the year		–	–	2,073,895	–	2,073,895	–	2,073,895	60,539	2,134,434
Dividends to equity holders of parent	30	–	–	(588,792)	–	(588,792)	–	(588,792)	–	(588,792)
Unrealized gain on available-for-sale investments		–	–	–	–	–	3,300	3,300	–	3,300
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	–	–	(1,111)	(1,111)
Acquisition of minority interests in existing subsidiaries	8	–	–	(325)	–	(325)	–	(325)	(1,740)	(2,065)
Adjustment to fair values of subsidiaries acquired related previously held interest (reclassification of associates to subsidiaries)		–	–	97,111	–	97,111	–	97,111	–	97,111
Balance at December 31, 2006		**963,366**	**2,890,324**	**16,089,014**	**(278,812)**	**15,810,202**	**5,434**	**19,669,326**	**473,302**	**20,142,628**

The accompanying notes form an integral part of these consolidated financial statements

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company") for the year ended December 31, 2006 were authorized for issue by the General Director and the Chief Accountant of the Company on May 31, 2007.

The Company

The parent entity of the Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

The Company's principal activity is providing telephone services (including local, intrazone calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of Povolzhie region of the Russian Federation.

Open joint-stock company Svyazinvest, controlled by the Russian Government, as a holding company, as of December 31, 2006 owned 51% of the Company's ordinary voting stock.

Information on the Company's main subsidiaries is disclosed in Note 8. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements of OJSC "VolgaTelecom" are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

1. General Information (continued)

Liquidity and Financial Resources

As of December 31, 2006, the Company's current liabilities exceeded its current assets by 3,228,521 (December 31, 2005 – 2,641,071). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2007, the Company anticipates funding from a) cash generated from operations; b) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards and interpretations mandatory for financial years beginning on or after January 1, 2006.

The changes in accounting policies result from adoption of the following new or amended standards and interpretations:

- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IAS 19 (amended 2005) "Employee benefits";
- IAS 21 (amended 2005) "The Effects of Changes in Foreign Exchange Rates";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Changes in Accounting Policies (continued)

The principal effects of these changes in policies are discussed below.

IAS 19 (amended 2005) "Employee benefits"

As of January 1st, 2006, the Company adopted the amendments to IAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans. This change has resulted in additional disclosures being included for the years ending December 31, 2006 and December 31, 2005 but has not had a recognition or measurement impact, as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the income statement.

IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement"

The amendment to IAS 39 in 2005

- required to include financial guarantee contacts issued;
- permitted the foreign currency risk of a highly probable intra-Company forecast transaction to qualify as the hedged item in cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements;
- restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

IFRIC 4 "Determining whether an Arrangement contains a Lease"

IFRIC 4 provides guidance for determining whether arrangements are, or contain, leases that should be accounted for in accordance with IAS 17, if the arrangements comprise a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. The adoption of this IFRIC Interpretation as of 1 January 2006 has not had a significant impact on the Company as at December 31, 2006 or December 31, 2005.

Other Standards and Interpretations mentioned did not have impact on the Company's financial statements.

IFRSs and IFRIC Interpretations not Yet Effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IFRS 7 "Financial Instruments: Disclosures";
- IAS 1 (amended 2005) "Presentation of Financial Statements – Capital Disclosures";
- IFRIC 8 "Scope of IFRS 2";
- IFRIC 9 "Reassessment of Embedded Derivatives";
- IFRIC 10 "Interim Financial Reporting and Impairment";
- IFRIC 11 "IFRS 2 - Company and Treasury Share Transactions".

2. Basis of Presentation of the Financial Statements (continued)

IFRSs and IFRIC Interpretations not Yet Effective (continued)

IFRS 7 "Financial Instruments: Disclosures" replaces the disclosure requirements of IAS 32 and must be applied for annual reporting periods that commence on or after January 1, 2007.

The amendment of IAS 1 "Presentation of Financial Statements – Capital Disclosures" requires disclosures regarding an entity's objectives, policies and processes for managing capital. The provisions are effective for reporting periods beginning on or after January 1, 2007.

IFRIC 8 clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. If the identifiable consideration given appears to be less than the fair value of the equity instrument granted, under IFRIC 8 this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 becomes effective for financial years beginning on or after May 1, 2006.

IFRIC 9 clarifies, that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity shall apply this interpretation for annual periods beginning on or after June 1, 2006.

Applying IFRIC 10, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. An entity shall apply this interpretation for annual periods beginning on or after November 1, 2006.

IFRIC 11 addresses the issues whether the certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2, and concerns the accounting treatment for share-based payment arrangements that involve two or more entities within the same Company. An entity shall apply this interpretation for annual periods beginning on or after March 1, 2007.

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's result of operation and financial positions in the period of initial application. The adoption of IFRS 7 will significantly affect the disclosures relating to financial instruments as presented in the notes to the financial statements.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications

In 2006 the Company restated its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company made adjustments to the comparatives as of December 31, 2004 and 2005.

Consolidated balance sheet as at December 31, 2005	As previously reported	Effect of adjustments	As restated	Description of adjustments
Retained earnings	14,507,125	(278,812)	14,228,313	Restatement of pension liabilities as of December 31, 2005, (net of tax effect of nil)
Pension liabilities	827,392	278,812	1,106,204	Restatement of pension liabilities as of December 31, 2005, (net of tax effect of nil)
Consolidated statement of operations for 2005				
Wages, salaries, other benefits and payroll taxes	(7,857,798)	(96,765)	(7,954,563)	Effect of restatement of pension expenses for 2005
Consolidated statement of changes in equity for the year ended 2004				
Retained earnings as of December 31, 2004	12,489,617	(182,047)	12,307,570	Effect of pension liabilities recognized as of December 31, 2004 (net of tax effect of nil)

In addition the Company made the following reclassifications to the 2005 financial statements to conform to the 2006 presentation:

	As reported	Effect of restatements	As restated	Description
Consolidated balance sheet as of December 31, 2005				
Long-term accounts Receivable and other financial assets	20,835	19,096	39,931	Reclassification of Input VAT related to capital construction
Other current assets	1,577,657	(57,909)	1,519,748	Reclassification of Input VAT related to capital construction and reclassification of current income tax asset
Current income tax asset	–	38,813	38,813	Reclassification of current income tax asset from other current assets

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has the power to exercise control over their operations, are consolidated. The Control is a power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financial statements of all subsidiaries are included in the consolidated financial statement. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognised in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the statement of operations.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2006 and 2005 were as follows:

Currency	2006	2005
Russian Roubles per US dollar	**26.33**	28.78
Russian Roubles per Euro	**34.70**	34.19
Russian Roubles per Japanese yen	**0.22**	0.25

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment

3.5.1 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.5.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment (continued)

3.5.3 Assets Received Free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of equipment relate to the rendering of future services to the transferee the equipment is considered as deferred revenue which is recognised as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.6 Intangible Assets

3.6.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3. Summary of Significant Accounting Policies (continued)

3.6 Intangible Assets (continued)

3.6.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets.

3.6.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.6.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.7 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3. Summary of Significant Accounting Policies (continued)

3.7 Leases (continued)

3.7.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.7.2 Operating Leases

Operating lease payments are recognised as an expense in the statement of operations on a straight-line basis over the lease term.

3.8 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

3. Summary of Significant Accounting Policies (continued)

3.8 Financial Instruments (continued)

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.9 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.10 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.11 Accounts Receivable and Provision for Bad Debt

Trade receivables, are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

3.12 Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3.13 Employee Benefits

3.13.1 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 12%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 10% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.13.2 Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.13.3 Pensions and Other Post-Employment Benefit Plans

Post employment benefit plans include defined contribution plan and defined benefit plan.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company provides defined benefit pension plan, which require contributions to be made to a separately administered fund. The Company also provides certain additional post-employment benefits and other long-service employees benefits of a defined nature such as lump-sum payments upon retirement and death and financial support to the Company's old age and disabled pensioners.

3. Summary of Significant Accounting Policies (continued)

3.13 Employee Benefits (continued)

The cost of providing benefits under the defined benefit plan is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognised immediately.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

3.14 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Summary of Significant Accounting Policies (continued)

3.14 Income Taxes (continued)

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.15 Shareholders' Equity

3.15.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.15.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.16 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.17 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.17 Revenue Recognition (continued)

3.17.1 Revenue from Customers

The Company categorizes the revenue sources in twelve major categories:

1. Local telephone calls;
2. Intrazone telephone calls;
3. Installation and connecting fees;
4. Documentary services;
5. Cellular services;
6. Radio and TV broadcasting;
7. Data transfer and telematic services;
8. New services (internet, ADSL, ISDN, IP-telephony);
9. Rent of telephone channels;
10. Services for operators;
11. Other telecommunications services;
12. Other revenues.

The Company recognizes revenues related to all types of services except installation and connection fees in the period when the services are rendered.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

According to legislative pronouncements starting from January 1, 2006 new rules for rendering of international, intercity and intrazone calls services by operators came into force.

Starting January 1, 2006 the Company does not recognize revenues from domestic and international long-distance calls services as, according to the new rules these services in the Russian Federation are rendered solely by operators who have respective licenses. In 2006 only intrazone calls services are rendered by the Company based on respective license.

In 2005 revenues from intrazone calls services in amount of 2,132,010 were presented together with revenues from domestic long-distance calls (see Note 24).

3. Summary of Significant Accounting Policies (continued)

3.18 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 29).

3.19 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.20 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.21 Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of Povolzhie region of the Russian Federation.

3. Summary of Significant Accounting Policies (continued)

3.22 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

The Company discloses in financial statement information on related party transactions with third parties controlled by government of Russian Federation.

3.23 Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and changes in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

4. Significant Accounting Judgments and Estimates

4.1 Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Classification of lease agreements

A lease is classified as finance lease if it transfers substantially all the risks and rewards incidental to ownership, otherwise it is classified as operating lease. Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.

4.2 Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property, plant and equipment

The Company assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". These estimates may have a material impact on the amount of the carrying values of property, plant and equipment and on depreciation recognized in profit or loss.

Impairment of property, plant and equipment

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the assets.

The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate impairment exists. The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods, which require the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. These estimates, including the methodologies used, may have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

(in thousands roubles)

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Fair values of assets and liabilities acquired in business combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. More details are provided in Note 8.

Impairment of goodwill and intangible assets not yet available for use

The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2006 was 870,260 (2005: 367,005) and carrying amount of intangible assets not yet available for use at December 31, 2006 was 1,187,090 (2005: 1,836,852). More details are provided in Note 7.

Allowance for doubtful accounts

Management maintains an allowance for doubtful accounts to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for doubtful accounts, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. As of 31 December 2006, allowances for doubtful accounts have been created in the amount of 836,142 (2005: 1,225,044).

Pension obligations

Post-employment benefits are generally satisfied by plans which are classified and accounted for as defined benefit plans. The present value of defined post-employment benefit obligations and related current service cost are determined in accordance with actuarial valuation, which rely on demographic and financial assumptions including mortality, both during and after employment, rates of employee turnover, discount rate, future salary and benefit levels and, to a limited extent, expected return on plan assets. In the event that further changes in the key assumptions are required, the future amounts of the pension benefit costs may be affected materially. More details are provided in Note 23.

4. Significant Accounting Judgments and Estimates (continued)

4.2 Estimation Uncertainty (continued)

Litigations

The Company exercises considerable judgment in measuring and recognizing provisions and the exposure to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the final settlement. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revisions to the estimates may significantly affect future operating results.

Deferred tax assets

Management judgment is required for the calculation of current and deferred income taxes. Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income in respective tax type and jurisdiction. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plan, expiration of tax losses carried forward, and tax planning strategies. If actual results differ from that estimates or if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be negatively affected. In the event that an assessment of future utilization indicates that the carrying amount of deferred tax assets must be reduced, this reduction is recognized in profit or loss.

(in thousands roubles)

5. Segment Information

	2006			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE				
Sales to third parties	21,474,361	3,374,342	–	24,848,703
Inter-segment sales	155,606	634,661	(790,267)	–
Total revenue	21,629,967	4,009,003	(790,267)	24,848,703
Segment result	3,284,748	991,216	–	4,275,964
Unallocated corporate expenses	–	–	–	–
Operating profit	–	–	–	4,275,964
Share of result of associates	11,912	–	–	11,912
Interest expense, net	(944,082)	(76,701)	–	(1,020,783)
Gain on sale of subsidiaries, associates and other investments	–	–	–	(48,371)
Foreign exchange gain, net	8,464	14,169	–	22,633
Income tax	(831,703)	(275,218)	–	(1,106,921)
Net profit	–	–	–	2,134,434
Assets and Liabilities				
Segment assets	34,216,015	6,777,259	(297,104)	40,696,170
Investments in associates	129,103	–	–	129,103
Consolidated total assets	–	–	–	40,825,273
Segment liabilities	(18,691,598)	(2,288,151)	297,104	(20,682,645)
Consolidated total liabilities				(20,682,645)
OTHER INFORMATION				
Capital expenditure	6,932,376	1,143,423	–	8,075,799
Depreciation and amortization	3,945,306	508,655	–	4,453,961
Other non-cash expenses:				
Employee benefit liabilities	181,091	–	–	181,091

(in thousands roubles)

5. Segment Information (continued)

	2005			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE				
Sales to third parties	20,944,518	2,811,715		23,756,233
Inter-segment sales	327,611	252,380	(579,991)	–
Total revenue	21,272,129	3,064,095	(579,991)	23,756,233
Segment result	3,766,780	856,724	–	4,623,504
Unallocated corporate expenses	–	–	–	–
Operating profit				4,623,504
Share of result of associates	20,713	–	–	20,713
Interest expense, net	(773,877)	(69,655)	–	(843,532)
Gain on sale of subsidiaries, associates and other investments				41,842
Foreign exchange gain, net	31,907	21,211	–	53,118
Income tax	(1,210,833)	(180,788)	–	(1,391,621)
Net profit				2,504,024
Assets and Liabilities				
Segment assets	31,945,120	5,009,427	(105,005)	36,849,542
Investments in associates	119,980	–	–	119,980
Consolidated total assets				36,969,522
Segment liabilities	(16,559,248)	(2,015,528)	105,005	(18,469,771)
Consolidated total liabilities				(18,469,771)
OTHER INFORMATION				
Capital expenditure	5,696,631	1,334,492		7,031,123
Depreciation and amortization	2,998,684	418,975		3,417,659
Other non-cash expenses:				
Provision for impairment of receivables	(2,170)	14,190		12,020
Employee benefit liabilities	214,723	–		214,723
Obsolescence of inventory	2,874	–		2,874

5. Segment Information (continued)

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment and intangible assets. Provisions relate only to those charges made against allocated assets.

Segments are comprised of separate legal entities who file separate tax returns. Accordingly, income tax expense was allocated to the segments in full.

(in thousands roubles)

6. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2004	**12,267,650**	**12,592,922**	**1,728,914**	**3,445,725**	**30,035,211**
Additions	–	–	6,394,596	–	6,394,596
Additions due to acquisition of subsidiaries	–	55,208	11,703	–	66,911
Disposals	(89,997)	(87,605)	(61,738)	(21,295)	(260,635)
Disposals due to sale of subsidiaries	–	(997)	–	–	(997)
Transfers	2,257,164	3,332,994	(6,649,081)	1,058,923	–
At December 31, 2005	**14,434,817**	**15,892,522**	**1,424,394**	**4,483,353**	**36,235,086**
Additions	(2)	(47,564)	6,954,071	–	6,906,505
Additions due to acquisition of subsidiaries	6,986	143,900	17,558	7,101	175,545
Disposals	(40,629)	(92,233)	(17,035)	(19,222)	(169,119)
Disposals due to sale of subsidiaries	–	(14,630)	–	–	(14,630)
Transfers	1,906,415	3,190,962	(6,568,171)	1,470,794	–
At December 31, 2006	**16,307,587**	**19,072,957**	**1,810,817**	**5,942,026**	**43,133,387**
Accumulated depreciation					
At December 31, 2004	**(1,009,123)**	**(2,524,450)**	**–**	**(898,132)**	**(4,431,705)**
Charge for the year	(747,223)	(1,840,913)	–	(729,854)	(3,317,990)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	14,027	20,126	–	5,573	39,726
Disposals due to sale of subsidiaries	–	493	–	–	493
At December 31, 2005	**(1,742,319)**	**(4,344,744)**	**–**	**(1,622,413)**	**(7,709,476)**
Charge for the year	(915,400)	(2,037,798)	–	(1,170,417)	(4,123,615)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	10,091	11,845	–	10,116	32,052
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2006	**(2,647,628)**	**(6,370,697)**	**–**	**(2,782,714)**	**(11,801,039)**
Net book value as of December 31, 2004	**11,258,527**	**10,068,472**	**1,728,914**	**2,547,593**	**25,603,506**
Net book value as of December 31, 2005	**12,692,498**	**11,547,778**	**1,424,394**	**2,860,940**	**28,525,610**
Net book value as of December 31, 2006	**13,659,959**	**12,702,260**	**1,810,817**	**3,159,312**	**31,332,348**

(in thousands roubles)

6. Property, Plant and Equipment (continued)

As at December 31, 2006 bank borrowings are secured by properties with the carrying value of 5,692,786 (2005 – 8,182,160).

The net book value of plant and equipment held under finance leases at December 31, 2006 and 2005 amounted to:

	2006	2005
Switches and transmission devices	**2,317,078**	1,592,034
Vehicles and other	**59,941**	60,114
Construction in progress and equipment for installation	**9,839**	31,935
Buildings and constructions	–	13,660
Total net book value of plant and equipment held under finance leases	**2,386,858**	1,697,743

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2006 to 2,508,109 (2005 – 1,383,052).

In 2006, the Company increased construction in progress by the amount of capitalized interest totaling 16,849 (2005 – 167,935). Capitalization rate in 2006 was 9.5% (2005 - 15%).

The assets transferred to the Company upon privatization do not include the land on which the Company's buildings, comprising the Company's principal operating facilities, are situated. The land on which the Company's operating facilities are situated is rented by the Company from local authorities under the operating lease agreements. These lease agreements are signed for one year and may be prolongated by the Company without significant additional costs. Lease payments for land related to Company's operating facilities can be changed subject to agreement by the parties. The future minimum lease payments under non-cancellable operating leases of land are disclosed in note 32.

(in thousands roubles)

7. Intangible Assets and Goodwill

Cost	Goodwill	Licenses	Software	Other	Total
At December 31, 2004	325,097	181,380	1,662,405	99,525	2,268,407
Additions	–	4,340	631,724	463	636,527
Additions due to acquisition of subsidiaries	41,908	–	171	–	42,079
Disposals	–	(10)	(633)	(90)	(733)
Disposals due to sale of subsidiaries	–	–	(1)	–	(1)
At December 31, 2005	367,005	185,710	2,293,666	99,898	2,946,279
Additions	–	52,353	1,068,324	1,051	1,121,728
Additions due to acquisition of subsidiaries	503,255	–	563	425,200	929,018
Disposals	–	(37)	(7,106)	(11,450)	(18,593)
At December 31, 2006	**870,260**	**238,026**	**3,355,447**	**514,699**	**4,978,432**
Accumulated amortization					
At December 31, 2004	–	(31,427)	(45,858)	(23,654)	(100,939)
Charge for the year	–	(17,545)	(74,006)	(8,118)	(99,669)
Charge due to acquisition of subsidiaries	–	–	(140)	–	(140)
Disposals	–	–	84	–	84
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2005	–	(48,972)	(119,920)	(31,772)	(200,664)
Charge for the year	–	(22,628)	(274,441)	(33,277)	(330,346)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	–	–	–	6,767	6,767
Disposals due to sale of subsidiaries	–	–	–	–	–
At December 31, 2006	–	(71,600)	(394,361)	(58,282)	(524,243)
Net book value at December 31, 2004	325,097	149,953	1,616,547	75,871	2,167,468
Net book value at December 31, 2005	367,005	136,738	2,173,746	68,126	2,745,615
Net book value at December 31, 2006	**870,260**	**166,426**	**2,961,086**	**456,417**	**4,454,189**

Oracle E-Business Suite (OEBS)

As of December 31, 2006 software includes OEBS software with a gross book value of 1,167,626 (2005 – 1,121,410), including interest capitalized of 211,813 (2005 – 211,813). Capitalization rate in 2006 was 0% (2005 - 15%). In accordance with the supply contract, the Company acquired non-exclusive licenses for 13,029 users of E-business Suite 2004 Professional among other license applications.

The Company commenced the commercial operation of OEBS in relation to the module for accounting for non-current assets, the Release #1, in line with the pilot stage of the completion of the installation in Kirov and Head Office branches on December 30, 2005. In 2006 implementation of the module, release #1, was completed in all of the Company's branches.

In 2006 the Company used OEBS in relation to the modules for accounting for non-current assets and maintaining payroll registers.

Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

The Company commenced amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

(in thousands roubles)

7. Intangible Assets and Goodwill (continued)

Amdocs Billing Suite

As of December 31, 2006 software includes Amdocs Billing Suite software with a gross book value of 1,187,090 (2005 – 715,442), including the interest from promissory notes capitalized totaling 34,232 (2005 – 31,088). The capitalization rate in 2006 was 6% (2005 – 6%). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon promissory notes in the total amount of 755,662. As of December 31, 2006 the Company fully repaid the promissory notes.

The Company will commence amortizing this asset from the date of software implementation. Until implemented the Company annually tests this software for impairment.

HP Open View IUM Hewlett-Packard

As of December 31, 2006 software also includes HP Open View IUM Hewlett-Packard software purchased in 2006 from CJSC "ISG" with a gross book value of 398,951 (2005 –nil), including interest capitalized of 14,108 (2005 – nil). The capitalization rate in 2006 was 8.59%. The project of implementation of the software is expected to be completed by 2008.

Licenses

As of December 31, 2006 licenses mainly included GSM 900 licenses with a net book value of 166,426 (2005 – 136,738). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date.

Amortization charge of Intangible assets for 2006 in the amount of 330,346 (2005 – 99,669) was recorded in line Depreciation and Amortization of Consolidated Statement of Operations.

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to united mobile operator which the Company plans to create in 2007 by merger of its cellular subsidiaries as a single cash-generating unit for impairment testing. The following subsidiaries form united mobile operator:

- CJSC "Nizhegorodskaya Sotovaya svyaz"
- OJSC "Tatincom-T"
- CJSC "RTCOM"
- LLC "Nizhegorodsky teleservice"
- CJSC "Penza Mobile"
- CJSC "Chuvashia Mobile"
- CJSC "Saratov Mobile"
- Other subsidiaries

(in thousands roubles)

7. Intangible Assets and Goodwill (continued)

The recoverable amount of the united mobile operator's cash-generating unit have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a 0% growth rate (2005 - 0.5%) which the same as the long-term average growth rate for the above mentioned cash-generating unit. The discount rate applied to cash flow projections is 14% (2005 - 16%).

The following describes each key assumption applied by management for cash flow projections to undertake impairment testing of goodwill:

- Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

Carrying amount of goodwill allocated to the cash-generating unit comprised the following:

	Carrying amount of goodwill	
Subsidiary	**2006**	**2005**
OJSC "Tatincom"	**323,811**	323,811
CJSC "RTCOM"	**33,075**	33,075
LLC "Nizhegorodsky teleservice"	**8,833**	8,833
CJSC "Penza Mobile"	**119,226**	–
CJSC "Chuvashia Mobile"	**222,536**	–
CJSC "Saratov Mobile"	**161,493**	–
Other subsidiaries	**1,286**	1,286
Total	**870,260**	367,005

As of December 31, 2006 no impairment was identified by the Company.

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Amdocs Billing Suite totaling 1,187,090 at December 31, 2006 (as at December 31, 2005 – 1,836,852, including Oracle in amount of 1,121,410). As at December 31, 2006 no impairment was identified.

(in thousands roubles)

8. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2006	2005	2006	2005
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	100	100	100	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	100	100	100	100
CJSC "Telesvyazinform"	Cable and air TV services	–	100	–	100
LLC Russian-American SP "Izhcom"	Data transmission and telematic services	–	100	–	–
LLC "VyatkaSvyazService"	Paging services	100	100	–	–
CJSC "Transsvyaz"	Local telephone network services	100	80	100	80
OJSC "Omrix"	Local telephone network services	74	74	74	74
CJSC "Ulianovsk –GSM"	Cellular services(GSM-900)	60	60	60	60
CJSC "Orenburg GSM"	Cellular services(GSM-900)	51	51	51	51
OJSC "Tatincom-T"	Cellular services(GSM-900)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Nizhegorodsky radiotelephone"	Local telephone network services	50	50	50	50
CJSC "Chery - Page"	Paging services	50	50	50	50
CJSC "RTCOM"	Cellular services	100	100	100	100
LLC "Nizhegorodsky teleservice"	Local telephone services	100	100	–	–
CJSC "Nizhegorodteleservice"	Establishment and operation of integration system	100	60	100	60
CJSC "Penza Mobile"	Cellular services	100	40	100	40
CJSC "Chuvashia Mobile"	Cellular services	100	30	100	30
CJSC "Saratov Mobile"	Cellular services	100	50	100	50

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired a 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,130. The subsidiary was purchased for the purpose of rendering cellular services in the Mordovia region as part of the Company's mobile business development program. Management believes that the fair value of CJSC "RTKOM" identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value.

In July 2005 the Company acquired a 100% stake in LLC "Nizhegorodsky teleservice" from LLC "Invekt" for 43,728. The subsidiary was purchased for the purpose of expansion of data transfer and telematic services rendered by the Company. Management believes that the fair value of LLC "Nizhegorodsky teleservice" identifiable assets, liabilities and contingent liabilities as at acquisition date approximated their book value.

(in thousands roubles)

8. Consolidated Subsidiaries (continued)

On September 18, 2006 in accordance with the decision of the Board of Directors dated June, 2006 the Company acquired a 50% stake in CJSC "Saratov Mobile" (3,300,726 ordinary shares), a 70% stake in CJSC "Chuvashia Mobile" (1,171,000 ordinary shares) and a 60% stake in CJSC "Penza Mobile" (1,815,000 ordinary shares) for 239,695, 272,064 and 116,471, respectively. The subsidiaries were purchased for the purpose of rendering cellular services in the Saratov, Penza regions and Chuvashia Republic, regions as part of the Company's mobile business development program.

Management assigned the acquisition price for the purchased Subsidiaries as follows:

	CJSC "Saratov Mobile"		CJSC "Chuvashia Mobile"		CJSC "Penza Mobile"	
Cost						
Acquisition price	239,695		272,064		116,471	
Transaction costs	–		–		–	
Total paid	**239,695**		**272,064**		**116,471**	
	Fair value	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**	**Carrying amount**
Property, plant and equipment, net	105,097	108,838	66,188	64,778	2,901	6,492
Intangible assets, net	302,784	562	121,880	31	1,099	704
Other Non-current Assets	397	2,406	–	1,432	176	–
Accounts receivable	6,140	6,429	1,091	1,066	109	164
Cash and cash equivalents	16,794	16,794	1,204	1,204	11,063	11,063
Other current assets	5,900	6,912	4,149	7,226	778	4,672
Current liabilities	(111,594)	(114,551)	(47,635)	(48,641)	(14,824)	(14,822)
Long-term liabilities	(169,114)	(120,474)	(76,122)	(57,140)	(5,893)	(7,073)
Total net assets	**156,404**	**(93,084)**	**70,755**	**(30,044)**	**(4,591)**	**1,200**
Company's share in acquired net assets	50%		70%		60%	
Assigned value of acquired share in *identifiable net assets*	78,202		49,528		(2,755)	
Amount of goodwill at December 31, 2006, net	**161,493**		**222,536**		**119,226**	

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Loss of CJSC "Saratov mobile", CJSC "Chuvashia mobile" and CJSC "Penza mobile" for 2006 year from the date of acquisition was 13,723, 12,379 and 3,974 correspondingly. If the combination had taken place at the beginning of the year, the profit of the Company would have been 2,114,591 and revenue would have been 24,998,054.

(in thousands roubles)

8. Consolidated Subsidiaries (continued)

On August 11, 2006 the Company acquired additional 40% stake in CJSC "Nizhegorodteleservice" (120,000 ordinary shares) for 2,510 (increased its share to 100%). Management believes that the fair value of CJSC "Nizhegorodteleservice" identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value. The difference between cost of additional interest in the subsidiary and minority interest's share of the assets and liabilities in the amount of 12 and was reflected as an equity transaction.

On August 11, 2006 the Company acquired additional 20% stake in CJSC "Transsvyaz" (800 ordinary shares) for 2,052 (increased its share to 100%). Management believes that the fair value of CJSC "Transsvyaz" identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value. The difference between cost of additional interest in the subsidiary and minority interest's share of the assets and liabilities in the amount of 313 and was reflected as an equity transaction.

Disposal of shares in subsidiaries for 2006 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
LLC Russian-American SP "Izhcom"	Data transmission and telematic services	21,932	–	100
CJSC "Telesvyazinform"	Cable and air TV services	8	6	100
Total			6	

In November 2006 in accordance with the decision of the Board of Directors dated November 7, 2006 the Company wrote off to losses the investments in LLC Russian-American SP "Izhcom" in the amount of 4,471 and CJSC "Telesvyazinform" in the amount of 4 due to their liquidation.

Profit / loss on sale of shares in subsidiaries is presented in Note 27.

9. Investments in Associates

Investments in associates at December 31, 2006 and 2005 comprised the following:

		2006		2005	
Associate	Activity	Voting shares	Carrying value	Voting shares	Carrying value
CJSC "Samara Telecom"	Local telephone network services	28%	**109,073**	28%	96,925
CJSC "ACB S-Bank"	Banking services	42%	**20,030**	42%	19,178
Other	Cellular services	–	–	40%	3,877
Total			**129,103**		119,980

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

(in thousands roubles)

9. Investments in Associates (continued)

Movement in investments in associates for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005
Investments in associates at January 1	**119,980**	110,096
Share of income net of income tax, and of dividends received	**11,912**	20,713
Reclassifications of financial investments	**(2,789)**	–
Sale of associates	**–**	(10,829)
Investments in associates at December 31	**129,103**	119,980

The carrying values of investments in associates presented in these consolidated financial statements is equivalent to the Company's share in the net assets of the associates.

The following table illustrates summarized financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2006					
CJSC "Samara Telecom"	**28%**	**462,964**	**(70,617)**	**259,529**	**43,695**
ACB "S-Bank"	**42%**	**250,293**	**(202,293)**	**10,949**	**1,581**
2005					
CJSC "Samara Telecom"	28%	404,853	(56,201)	254,413	69,176
CJSC "Saratov-Mobile"	50%	144,787	(238,602)	121,642	(18,457)
ACB "S-Bank"	42%	199,003	(153,046)	9,945	6,187
CJSC "Chuvashiya Mobile"	30%	90,402	(109,456)	37,133	(16,803)

10. Long-term Investments

As of December 31, 2006 and 2005, the Company's investments comprised the following:

	2006		2005	
Company	**Ownership interest**	**Carrying amount**	**Ownership interest**	**Carrying amount**
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14,880**	13%	14,880
CJSC "RusleasingSvyaz"	**7.3%**	**12,293**	7.3%	12,293
OJSC "AlfaBank" promissory notes	**–**	**2,583**	–	2,583
OJSC "Svyaz-bank"	**0.05%**	**3,987**	0.05%	3,987
OJSC "Sberbank RF"	**0.0003%**	**5,437**	0.0003%	2,137
CJSC "TeleRoss-Samara"	**10.0%**	**990**	10.0%	990
CJSC "Reg-time"	**17.0%**	**570**	17.0%	570
OJSC NTK "Zvezda"	**1.668%**	**47,682**	1.334%	1
Other		**2,312**		2,290
Impairment provision		**(62,508)**		(14,821)
Total investment available-for-sale, net		**28,226**		24,910

Management believes that the carrying amounts of these investments approximates their fair values.

(in thousands roubles)

10. Long-term Investments (continued)

Purchase of share in OJSC NTK "Zvezda"

In accordance with the resolution of the Company's Board of Directors dated on 18 January 2006 the Company acquired 0.334% of shares in OJSC "National television company "Zvezda" (hereafter – OJSC "NTK "Zvezda") (352 ordinary shares of additional emission) for 47,681 on January 23, 2006 with the purpose of Company's business development, creation of information content and TV broadcasting provided by the company. OJSC "NTK "Zvezda" commenced broadcasting in February 2005. As at the balance sheet date the Company performed analysis of financial position of NTK "Zvezda" and other publicly available information. Results of the analysis did not give reasonable basis to support a conclusion that the investment will be recovered in the nearest future by cash flows generated by NTK "Zvezda". Due to the fact that reliable forecasts are not available the Company made a conservative decision to create provision for impairment for investment to NTK "Zvezda" in amount of 48,682.

11. Long-term Accounts Receivable and Other Assets

As of December 31, 2006 and 2005 long-term accounts receivable and other assets comprised the following:

	2006	2005
Long-term accounts receivable	**4,450**	5,083
Long-term loans given to employees	**12,391**	15,752
Long-term VAT recoverable	**18,221**	19,096
Total	**35,062**	39,931

12. Long-Term Advances Given

As of December 31, 2006 and 2005 long-term advances given to suppliers of equipment comprised the following:

	2006	2005
Advances given for capital construction	**366,240**	483,900
Acquisition and implementation of Oracle E-Business Suite software	**106,877**	124,429
Implementation of Amdocs Billing Suite software	**44,538**	140,726
Total	**517,655**	749,055

13. Inventories

Inventories at December 31, 2006 and 2005 comprised the following:

	2006	2005
Cable, materials and spare parts for telecommunications equipment	**206,477**	194,382
Construction materials, fuels and instruments	**66,290**	84,808
Finished goods and goods for resale	**60,175**	57,455
Other inventories	**203,325**	210,316
Provision for inventory obsolescence	**(342)**	(2,874)
Total	**535,925**	544,087

In 2006 gain from recovery of Inventory obsolescence provision amounted to 2,532 (2005 – expenses in amount 2,874) is included as "Other operating expenses" in the Consolidated Statement of Operations.

(in thousands roubles)

14. Accounts Receivable

Accounts receivable as of December 31, 2006 and 2005 comprised the following:

	2006	2005
Trade receivables – telecommunication services	**2,708,442**	2,521,055
Provision for impairment of receivables	**(836,142)**	(1,225,044)
Total	**1,872,300**	1,296,011

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2006	2005
Corporate customers	**1,185,864**	482,771
Residential customers	**930,029**	934,046
Government customers	**116,513**	146,781
Tariff compensation from the state budget	**476,036**	957,457
Total	**2,708,442**	2,521,055

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made. In several cases the Company levied fines for delay in payment and reimbursed debt through court of arbitration decisions.

As of December 31, 2006 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 18% of total accounts receivable (2005 - 38%).

In 2006 the Company collected from the federal budget accounts receivable for tariff compensation in amount of 474,000.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2006	2005
Balance at January 1	**1,225,044**	1,311,923
Provision for the year	**(320,540)**	12,020
Trade receivables write-off	**(71,419)**	(98,899)
Provision of subsidiaries acquired	**3,057**	–
Balance at December 31	**836,142**	1,225,044

The net gain on recovery of provision for impairment for 2006 in the amount of 320,540 (2005 – impairment loss in amount of 12,020) was recognized in line Provision for impairment of receivables in the Consolidated Statement of Operations.

(in thousands roubles)

15. Other Current Assets

As of December 31, 2006 and 2005 other current assets comprised the following:

	2006	2005
VAT receivable	**443,008**	837,817
Accounts receivable for non-core activities	**163,685**	259,085
Deferred expenses	**139,263**	151,866
Prepayments and advance payments	**160,619**	133,534
Other prepaid taxes	**21,486**	20,346
Settlements with personnel	**11,805**	13,981
Short-term loans given	**955**	3,869
Other	**158,475**	99,250
Total	**1,099,296**	1,519,748

16. Cash and Cash Equivalents

As of December 31, 2006 and 2005 cash and cash equivalents comprised the following:

	2006	2005
Cash at bank and on hand	**461,417**	1,308,670
Short-term deposits	–	30,043
Total cash and cash equivalents	**461,417**	1,338,713

17. Significant Non-Cash Transactions

In 2006 the Company received telecommunication equipment under leasing terms in the amount of 943,015 (2005 – 374,114).

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2006, amounted to 317,268 (2005 – 423,372).

The Company received equipment contributions in 2006 in the amount of 2,093 (2005 – 13,266).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

(in thousands roubles)

18. Share Capital

The total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2004	**327,953**	**1,639,765**	**3,853,690**
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2005	**327,953**	**1,639,765**	**3,853,690**
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2006	**327,953**	**1,639,765**	**3,853,690**

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 29).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2006 and 2005 amounted to 12,687,445 and 10,746,158, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,453,588 and 2,255,612 in its statutory financial statements in 2006 and 2005, respectively.

(in thousands roubles)

18. Share Capital (continued)

Dividends were declared in 2006 in respect of 2005 results to holders of ordinary shares and preference shares of Rouble 1.4744 per ordinary share (2005 – Rouble 1.3779 per ordinary share) and Rouble 2.7583 per preference share (2005 –Rouble 2.5082 per preference share). See also Note 30.

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company.

The following table represents ADR registration for 2004-2006:

	ADR (quantity)	Ordinary shares equivalent (quantity)	Ordinary shares %	Charter capital %
December 31, 2004	17,657,870	35,315,740	14.36%	10.77%
Additions 2005	4,536,988	9,073,976	–	–
December 31, 2005	22,194,858	44,389,716	18.05%	13.54%
Disposals 2006	(3,301,227)	(6,602,454)	(2.68%)	(2.01%)
December 31, 2006	**18,893,631**	**37,787,262**	**15.37%**	**11.53%**

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	928660109	VLGAY	
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094
Xetra	910415	NZH	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH	US9286601094

The Company's shareholding structure as of December 31, 2006 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	124,634	50.67	–	–	124,634
Other legal entities	73,592	29.92	60,820	74.19	134,412
ADR holders	37,787	15.36	–	–	37,787
Individuals	9,957	4.05	21,163	25.81	31,120
Total	**245,970**	**100**	**81,983**	**100**	**327,953**

(in thousands roubles)

19. Borrowings

As of December 31, 2006 and 2005 borrowings comprised the following:

	Effective interest rate	Maturity date	2006	2005
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	6,75-16%	**2007**	**1,493,960**	559,153
Bank loans (Euro)	Euribor+3,25%	**2007**	**18,283**	76,982
Total bank loans			**1,512,243**	636,135
Accrued interest on bonds (Roubles)	8,54-8,91%	**2007**	**55,969**	45,210
Vendor financing:				
Vendor financing (Roubles)	9,23%-12.24%	**2007**	**283**	1,089
Vendor financing (US Dollars)	6,5-9,23%	**2007**	**104**	61
Vendor financing (Euro)		**2007**	**–**	1
Total vendor financing			**387**	1,151
Accrued interest on promissory notes (Roubles)	8,59%	**2007**	**14,108**	–
Accrued interest on promissory notes (US Dollars)		**2006**	**–**	1,245
Total short-term borrowings			**1,582,707**	683,741
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-12,24%	2007-2011	**637,972**	2,890,246
Bank loans (US Dollars)	Libor+3,25%	2007-2008	**142,372**	
Bank loans (Euro)	6.5%, Euribor+3.25%	2007-2011	**200,003**	307,200
Total bank loans			**980,347**	3,197,446
Bonds (Roubles)	**8,54-8,91%**	**2007-2013**	**8,262,264**	6,262,076
Vendor financing:				
Vendor financing (Roubles)	9,23-33%	2007-2012	**95,129**	169,187
Vendor financing (US Dollars)	9,23-12,24%	2007-2008	**307,774**	141,158
Vendor financing (Euro)	6,37%	2007-2008	**165,933**	259,251
Total vendor financing			**568,836**	569,596
Promissory notes (Roubles)	**8,59%**	**2007-2009**	**393,570**	–
Promissory notes (US Dollars)	**5,97%**	**2006**	**–**	260,420
Less: Current portion of long-term borrowings			**(707,181)**	(2,699,872)
Total long-term borrowings			**9,497,836**	7,589,666

(in thousands roubles)

19. Borrowings (continued)

As of December 31, 2006 short-term borrowings included interest payable in the amount of 109,246 (2005 – 162,284).

As of December 31, 2006 bank loans are secured by property, plant and equipment with the carrying value of approximately 5,692,786 (2005 – 8,182,160).

As of December 31, 2006, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2007	1,703,889	55,969	388,393	141,638	**2,289,888**
2008	535,211	1,022,834	114,835	114,592	**1,787,472**
2009	143,821	2,120,000	6,199	151,448	**2,421,469**
2010	66,361	2,120,000	38,261	–	**2,224,622**
2011 and after	43,308	2,999,430	21,535	–	**3,064,273**
Total	**2,492,590**	**8,318,233**	**569,223**	**407,678**	**11,787,724**

The Company's borrowings are denominated in the following currencies:

Currency	2006	2005
Russian Roubles	**10,953,255**	9,926,961
US dollars	**450,250**	402,884
Euro	**384,219**	643,434
Total	**11,787,724**	10,973,279

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term Borrowings

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

OJSC Sberbank

Short-term borrowings from Sberbank represent Rouble denominated loans received in 2006. The loans mature in 2007. The loans bear interest of 6.75%. As of December 31, 2006, the outstanding amount was 600,111. The loans are secured with property, plant and equipment valued at 1,367,496.

AB Gazprombank CJSC

Short-term borrowings from Gazprombank represent Rouble denominated loans received in 2006. The loans mature in 2007. The loans bear interest of 9%. As of December 31, 2006, the outstanding amount was 442,979. The loans are secured with property, plant and equipment valued at 3,515.

(in thousands roubles)

19. Borrowings (continued)

International Moscow Bank CJSC

Short-term borrowings from International Moscow Bank CJSC represent Rouble denominated loans received in 2006. The loans mature in 2007-2008. The loans bear interest of Euribor+3.25-11%. As of December 31, 2006, the outstanding amount was 313,877. The loans are secured with property, plant and equipment valued at 1,866,126.

Long-term Loans and Borrowings

Bank Loans and Borrowings

International Moscow Bank CJSC

Long-term borrowings from International Moscow Bank CJSC represent Rouble denominated loans received in 2006. The loans mature in 2008. The loans bear interest of 8.6%. As of December 31, 2006, the outstanding amount was 320,000.

Foundation «Sozidanie»

Long-term borrowings from Foundation "Sozidanie" represent a Rouble denominated loans received in 2005-2006. The loans mature in 2009-2011. The loan agreements do not provide for interest payments thus the amount of liability as at December 31, 2006 was reported at the present value of future payments using a discount factors of 12.24% and 9.23%, which approximate a weighted average interest rate on the Company's similar interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2006 was 138,765. The loans are not secured.

Ministry of Finance of Russian Federation

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. The loans are denominated in EURO. In July 2005 the Company received a claim from the Ministry of Finance of the Russian Federation for immediate repayment of outstanding amount overdue to the bank equal 226,890 (6,637 thousands EURO) as at the date of receiving the claim.

In December 2006 at the stage of legal proceedings the Company signed an amicable agreement with Ministry of Finance. On March 21, 2006 terms of the amicable agreement was approved by Arbitrary Court of Nizhny Novgorod region. The amicable agreement came into force on December 27, 2006 and stipulated a restructuring of the Company's liability on the following terms: liability on penalty interest accrued for non-timely payments was forgiven and remaining amount of restructured liability would be paid in equal annual payments by January 1, 2012.

The gain on the forgiven of penalty interest payable in the amount of 92,111 (2,662 thousands EURO) is included in line Other operating revenues (expenses), net.

As at December 31, 2006 the outstanding restructured liability to the Ministry of Finance amounted to 143,804 (4,146 thousands Euro), including short term part in the amount of 28,704 (826 thousands Euro). Interest on restructured liability is accrued at effective rate 6.5% and payable annually not later than on December 31 each year. The liability is secured by property, plant and equipment valued at 388,559.

(in thousands roubles)

19. Borrowings (continued)

Bonds

In February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, with a par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. The effective interest rate of the coupon is set at 13.98% per annum. In February 2006, the bonds were fully repaid.

In December 2005, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-2, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.64% per annum. The bonds mature in 5 years from the date of issue in December 2010. The bond issue has an option of early redemption at par value on December 4, 2008.

In December 2005, the Company registered the issue of 2,300,000 interest-bearing bonds, series VT-3, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.91% per annum. The bonds mature in 5 years from the date of issue in December 2010. The bonds do not provide any put options.

In September 2006, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-4, with a par value of 1,000 Roubles each. The effective interest rate is set at 8.54% per annum. The bonds mature in 7 years from the date of issue in December 2013. The bond issue has an option of early redemption at par value on September 10, 2009.

Vendor Financing

ALSiTEK

In 2004-2005 the Company entered into several agreements with ALSiTEK, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 9.23% and 12.24% in 2006. The amount outstanding as of December 31, 2006 was 27,993. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Alcatel

The Company's long-term liabilities to Alcatel represent amounts payable for the telecommunication equipment under contracts signed in 2004-2005. The amount outstanding as of December 31, 2006 was 165,933. The amounts payable under these agreements are denominated in Euro. These agreements bear an effective interest rate of 6.37%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in US Dollars, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5% and 9.23%. The amount outstanding as of December 31, 2006 was 4,657. Equipment received under these agreements is pledged to the supplier until the final payment is made.

(in thousands roubles)

19. Borrowings (continued)

Huawei Technologies Co. Ltd.

The Company's long-term liabilities to Huawei Technologies Co. Ltd represent amounts payable for the telecommunication equipment under contracts signed in 2005. The amount outstanding as of December 31, 2006 was 36,699. The amounts payable under these agreements are denominated in US Dollars. These agreements bear an effective interest rate of 9.23%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Metrosvyaz Limited

The Company's long-term liabilities to Metrosvyaz Limited represents amounts payable for the equipment and CDMA services under contracts signed in 2005. The amount outstanding as of December 31, 2006 was 89,174. The amounts payable under these agreements are denominated in US Dollars. These agreements bear an effective interest rate of 11%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Promissory Notes

In July 2006 the Company purchased HP Open View IUM Hewlett-Packard software from CJSC "ISG" for the implementation of data collection and processing system (Note 7).

In relation to purchasing the software the Company issued Rouble denominated promissory notes in the amount of 393,570. Payment of the promissory notes is planned in 2007-2009.

The outstanding amount as at December 31, 2006 was 393,570. The effective interest rate is equal to 8.59% per annum.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2006 and 2005 are as follows:

	2006		2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**991,405**	**797,152**	536,921	359,300
2 to 5 years	**741,603**	**596,296**	930,892	727,768
Over 5 years	**274**	**220**	–	–
Total minimum lease payments	**1,733,282**	–	1,467,813	–
Less amounts representing finance charges	**(339,614)**	–	(380,745)	–
Present value of minimum lease payments	**1,393,668**	**1,393,668**	1,087,068	1,087,068
Less: Current portion of finance lease obligations	**(991,405)**	**(797,152)**	(536,921)	(359,300)
Total long-term finance lease obligations	**741,877**	**596,516**	930,892	727,768

In 2006 and 2005, the Company's primary lessor was OJSC "RTC-Leasing". In 2006, the effective interest rate on lease liabilities ranged from 16.82% to 30.66% per annum (2005 - 16.03% to 36.36% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2006 amounted to 1,386,899 (2005 – 1,057,915). Further, the Company guarantees to OJSC "RTC-Leasing" obligations under these purchase agreements (refer to Note 31).

(in thousands roubles)

20. Finance Lease Obligations (continued)

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2006 finance lease obligations denominated in foreign US dollars and Euro amounted to 29 and 67, respectively (2005 – 38 and 67, respectively).

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2006 and 2005 accounts payable and other current liabilities comprised the following:

	2006	2005
Accounts payable for capital investments	**1,393,812**	894,119
Trade accounts payable	**1,008,794**	629,470
Advances received from subscribers	**473,331**	432,425
Salaries and wages	**819,400**	431,708
Other accounts payable	**275,380**	186,814
Total	**3,970,717**	2,574,536

Accounts payable for capital investments in the amount of 98,468 and 35,567 included in trade payables as of December 31, 2006 and 2005, respectively, are denominated mainly in Euro and US Dollars.

22. Taxes Payable

As of December 31, 2006 and 2005, taxes payable comprised the following:

	2006	2005
Value-added tax	**119,886**	630,331
Property tax	**131,828**	124,708
Personal income tax	**14,363**	16,161
Unified social tax	**47,594**	40,240
Other taxes	**8,328**	1,272
Total	**321,999**	812,712

23. Pensions and Other Post-employment Benefit Plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plan, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula according to which the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement.

(in thousands roubles)

23. Pensions and Other Post-employment Benefit Plans (continued)

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 33), maintains the defined benefit pension plan. The Company funds the pension plan on a pay-as-you-go basis upon agreement with the pension fund.

The Company further provides other long-term employee benefits of a defined benefit nature such are lump-sum payments upon retirement, death, disability and jubilees to its active and former employees.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2006 there were 39,156 working employees participating to the defined benefit pension plan of the Company and 14,117 pensioners eligible to the other post-employment benefit plans provided by the Company (as of December 31, 2005 – 47,342 and 12,635 respectively).

As of December 31, 2006 and 2005 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2006	2005
Present value of defined benefit obligation	**2,376,554**	1,919,361
Fair value of plan assets	**–**	(110,036)
Present value of unfunded obligation	**2,376,554**	1,809,325
Unrecognized past service cost	**(585,762)**	(408,381)
Unrecognized actuarial losses	**(503,497)**	(294,740)
Net pension liability in the balance sheet	**1,287,295**	1,106,204

As of December 31, 2006 the pension plan assets include Company's promissory notes with a fair value of 369,594 (as of December 31, 2005 Company's shares with a fair value of 2,009).

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2006 and 2005 were as follows:

	2006	2005
Current service cost	**118,296**	89,185
Interest cost on benefit obligation	**133,696**	133,370
Expected return on plan assets	**(3,879)**	(13,756)
Net actuarial losses recognized in the year	**10,280**	32,690
Past service cost	**26,055**	196,644
Losses on curtailments and settlements	**42,035**	50,273
Net expense for the defined benefit plan	**326,483**	488,406
Actual return on plan assets	**–**	17,086

(in thousands roubles)

23. Pensions and Other Post-employment Benefit Plans (continued)

Changes in the present value of the defined benefit obligation in 2006 and 2005 were as follows:

	2006	2005
Defined benefit obligation at January 1	**1,919,361**	1,554,943
Interest cost on benefit obligation	**133,696**	133,370
Current service cost	**118,296**	89,185
Benefits paid	**(57,016)**	(55,216)
Liabilities extinguished on settlements	**(198,411)**	(327,384)
Past Service Cost	**203,435**	124,824
Actuarial losses on obligation	**257,193**	399,639
Defined benefit obligation at December 31	**2,376,554**	1,919,361

Changes in the fair value of plan assets in during 2006 and 2005 were as follows:

	2006	2005
Fair value of plan assets at January 1	**110,036**	201,866
Expected return	**3,879**	13,756
Actuarial gains/(losses)	**(3,879)**	3,330
Benefits paid	**(57,016)**	(55,215)
Assets distributed on settlement	**(198,411)**	(327,384)
Contributions by employer	**145,391**	273,683
Fair value of plan assets at December 31	**–**	110,036

The Company expects to contribute 118,300 to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2006	2005
Russian equities	–	1.5%
Russian corporate bonds	–	22.7%
Russian government bonds	–	39.0%
Promissory notes	–	33.1%
Other assets	–	3.7%

(in thousands roubles)

23. Pensions and Other Post-employment Benefit Plans (continued)

As of December 31, 2006 and 2005 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2006	2005
Discount rate	7%	7%
Expected return on plan assets	**7.29%**	7.05%
Future salary increases	**9.20%**	8.15%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	5%
Staff turnover	**5%**	5%
Mortality tables (source of information)	**USSR 1985/86**	USSR 1985/86

The overall expected rate of return on assets is determined based on the market prices prevailing on that date and the structure of the plan assets portfolio. There has been change in the expected return on plan assets due some decrease in return on corporate promissory notes and decrease in their share in total plan assets in 2006.

Amounts for the current and previous four periods are as follows:

	2006	2005	2004	2003	2002
Present value of defined benefit obligation	**2,376,554**	1,919,361	1,554,943	1,445,121	1,123,467
Plan assets	–	(110,036)	(201,866)	(135,133)	(63,396)
(Deficit)/surplus	**2,376,554**	1,809,325	1,353,077	1,309,988	1,060,071
Experience adjustments on plan liabilities	**(134,368)**	(120,920)	4,275	(28,754)	9,953
Experience adjustments on plan assets	**(3,879)**	3,330	2,314	(4,500)	(1,150)

(in thousands roubles)

24. Revenues

Revenues for the year ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Local telephone calls	**8,782,132**	7,482,458
Long distance telephone services – domestic	–	3,231,490
Intrazone telephone services	**3,117,053**	2,132,010
Cellular services	**3,717,754**	2,945,721
Installation and connection fees	**781,354**	1,443,219
New services	**1,935,142**	1,263,161
Revenues from operators	**4,146,281**	2,117,551
Long distance telephone services – international	–	787,839
Radio and TV broadcasting	**532,745**	501,134
Rent of telephone channels	**303,789**	388,615
Data transfer and telematic services	**226,335**	225,810
Documentary services	**41,855**	45,105
Other telecommunications services	**718,763**	746,478
Other revenues	**545,500**	445,642
Total	**24,848,703**	23,756,233

Following requirements of the Federal Law on Communications, new regulations became effective starting January 1, 2006. These regulations led to significant changes in rendering intrazone, domestic and international telephone services

Starting January 1, 2006 domestic and international long-distance telephone services are provided only by operators with respective licenses. According to the Company's license terms it ceased provision of DLD/ILD services and continued provision of intrazone telephone services.

In 2005 the Company did not present revenues from intrazone telephone services separately, as no separate tariffs were approved for this type of services. In 2005 revenues from intrazone call services in amount of 2,132,010 were presented combined with revenues from intercity calls services. For comparability purposes, the Company made the following reclassifications between types of revenues for 2005:

	As previously reported	Reclassifications	As restated
Long distance telephone services – domestic	6,147,983	(2,916,493)	3,231,490
Intrazone telephone services	–	2,132,010	2,132,010
Revenues from operators	1,154,194	963,357	2,117,551
New services	1,253,933	9,228	1,263,161
Other revenues	633,744	(188,102)	445,642

(in thousands roubles)

24. Revenues (continued)

The Company identifies revenue by the following major customer groups:

Customer groups	2006	2005
Residential customers	**13,519,951**	12,886,110
Corporate customers	**9,563,356**	9,200,435
Government customers	**1,765,396**	1,669,688
Total	**24,848,703**	23,756,233

25. Other Operating Expenses

Other operating expenses, net comprised the following:

	2006	2005
Lease of premises	**280,004**	319,376
Agency fees	**348,516**	280,780
Fire and other security services	**279,695**	230,974
Cost of goods sold	**156,477**	199,437
Universal service fund payments	**175,536**	165,558
Non-commercial partnership expenses	**139,983**	162,232
Advertising expenses	**245,870**	130,655
Audit and consulting fees	**227,926**	90,930
Charitable contributions	**143,035**	80,822
Insurance	**66,626**	72,910
Business travel expenses and representation costs	**88,240**	71,851
Bank services fees	**63,715**	55,528
Education expenses	**60,973**	52,218
Buildings maintenance	**63,065**	50,608
Auxiliary production services	**26,233**	36,984
Transportation services	**30,406**	28,792
Post services	**38,741**	26,848
Civil Defense	**9,726**	8,133
Other expenses	**68,670**	209,810
Total	**2,513,437**	2,274,446

Other expenses include expenses related to social expenditures, billing and cash collection services, other operating expenses.

(in thousands roubles)

26. Interest Expense, Net

Interest expense, net for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Interest income	**23,131**	22,942
Interest expense on loans	**(825,841)**	(632,854)
Interest expense accrued on finance leases	**(198,694)**	(225,890)
Interest expense on vendor financing	**(19,379)**	(7,730)
Total	**(1,020,783)**	(843,532)

27. Gain/(loss) on Sale of Subsidiaries, Associates and Other Investments

Gain from sale of subsidiaries, associates and other investments for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Gain on sale of CJSC "Samarasvyazinform"	–	21,703
Gain on sale of OJSC "Telesot"	–	6,851
Gain on sale of CJSC "Aktsionerny investitsionno-kommerchesky promyshlenno-stroitelny bank"	–	5,329
Gain on sale of CJSC "Sotovaya svyaz Mordovii"	–	4,805
Gain on sale of other investments	–	2,044
Other gain (losses) on investments	**(689)**	1,110
Loss on impairment of investments (see Note 10)	**(47,682)**	–
Total	**(48,371)**	41,842

28. Income Tax

Income tax charge for the years ended December 31, 2006 and 2005 comprised the following:

	2006	2005
Current income tax expense	**(1,228,456)**	(1,073,611)
Prior-year income tax adjustments	**153,503**	(5,776)
Deferred income tax expense	**(31,968)**	(312,234)
Total income tax for the year	**(1,106,921)**	(1,391,621)

(in thousands roubles)

28. Income Tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2006	2005
Profit before income tax and minority interest	**3,241,355**	3,895,645
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(777,925)**	(934,955)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**(9,236)**	(5,776)
Non-taxable income	**103,301**	30,054
Reclassification of differences from permanent to temporary	**(49,118)**	–
Non-deductible expenses	**(373,943)**	(480,944)
Total income tax charge for the year at the effective rate of 34% (2005 - 36%)	**(1,106,921)**	(1,391,621)

The composition of deferred income tax assets and liabilities as of December 31, 2006 and 2005 was as follows:

	As at 31 December 2004	Origination and reversal of temporary differences	As at 31 December 2005	Origination and reversal of temporary differences	Purchase of subsidiaries	As at 31 December 2006
Deferred tax assets						
Accounts payable and accrued liabilities	115,588	5,531	121,119	79,399	–	200,518
Pension Liabilities	–	–		157,083		157,083
Accounts receivable	181,183	(111,690)	69,493	(35,597)	–	33,896
Loans and Borrowings	57,576	(28,152)	29,424	(46,624)	–	(17,200)
Finance Lease	–	26,547	26,547	(88,261)	–	(61,714)
Total deferred tax assets	**354,347**	**(107,764)**	**246,583**	**66,000**	–	**312,583**
Deferred tax liabilities						
Fixed Assets	(1,262,954)	(186,654)	(1,449,608)	68,676	13,905	(1,367,027)
Intangible assets	(70,780)	(24,403)	(95,183)	(164,796)	(100,671)	(360,650)
Inventories	(8,677)	8,164	(513)	1,474	–	961
Effect from investments valuation	(5,505)	(4,797)	(10,302)	(3,322)		(13,624)
Finance Lease	(3,220)	3,220	–	–	–	–
Total deferred tax liabilities	**(1,351,136)**	**(204,470)**	**(1,555,606)**	**(97,968)**	**(86,766)**	**(1,740,340)**
Deferred tax liabilities, net	**(996,789)**	**(312,234)**	**(1,309,023)**	**(31,968)**	**(86,766)**	**(1,427,757)**

(in thousands roubles)

28. Income Tax (continued)

In the context of the effective tax legislation, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company of the Company is not offset against deferred tax liability of another company.

Accordingly, the mentioned above differences were presented as follows in the balance as of December 31, 2006 and 2005:

	2006	2005
Deferred Tax Asset	**16,476**	27,049
Deferred Tax Liability	**(1,444,233)**	(1,336,072)
Deferred tax liability, net	**(1,427,757)**	(1,309,023)

The movement in deferred tax asset for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Deferred tax asset, at 1 January	**27,049**	24,814
Deferred tax income (expense)	**(10,750)**	2,235
Share in deferred income tax of acquired companies	**177**	–
Net deferred tax asset, at 31 December	**16,476**	27,049

The movement in deferred tax liability for the years ended December 31, 2006 and 2005 was as follows:

	2006	2005
Deferred tax liability, at 1 January	**(1,336,072)**	(1,021,603)
Deferred tax expense	**(21,218)**	(314,469)
Share in deferred income tax of acquired companies	**(86,943)**	
Deferred tax liabilities of subsidiaries disposed	**–**	–
Deferred tax liability, at 31 December	**(1,444,233)**	(1,336,072)

29. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Roubles):

	2006	2005
Profit for the year attributable to equity holders of the parent	**2,073,895**	2,465,295
Weighted average number of shares outstanding (thousands) (see Note 18)	**327,953**	327,953
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	**6.32**	7.52

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

(in thousands roubles)

30. Dividends Declared for Distribution

Dividends declared in 2006 based on 2005 results:

Dividends on ordinary shares – 1.4744 Roubles per share	362,657
Dividends on preference shares – 2.7583 Roubles per share	226,135
Total	**588,792**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

31. Contingencies and Operating Risks

Operating Environment of the Company

Whilst there have been improvements in the Russian economic situation, such as an increase in gross domestic product and a reduced rate of inflation, Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As at December 31, 2006 management believes that its interpretation of the relevant legislation is appropriate and that the Company's tax, currency and customs positions will be sustained.

Changes in Industry Legislation

Changes in industry legislation which came into force during 2006 had significant impact on Company's financial position and financial results. The amendments significantly changed Company's relationships with interconnected operators and long-distance operators, including OJSC Rostelecom. During 2006 the Company carried out a campaign of renegotiation of contracts with Interconnected operators and long-distance operators. The purpose of contracts renegotiation was to bring terms of contracts in compliance with the new legal requirements.

31. Contingencies and Operating Risks (continued)

Changes in Industry Legislation (continued)

Due to the fact that the significant part of the new provisions became effective from January 1, 2006 at present these provisions almost have not been applied in practice. As a result possible disagreement in interpretations of the new provisions by the Company and the regulator may occur. The Company's management believes that as at December 31, 2006 the respective Articles of the Law are interpreted correctly and that existing uncertainty in interpretations of amended provisions and new regulatory acts will not have significant impact on Company's financial position and financial results in subsequent periods.

Legal Proceedings

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements. Total amount of potential claims is assessed as 7,317.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Insurance Coverage

During 2006, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

(in thousands roubles)

31. Contingencies and Operating Risks (continued)

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2006. The total guarantees issued amounted to 2,587,070 (2005 –2,241,045). Management believes that the likelihood of material payments being required under these agreements is remote.

32. Contractual Commitments

Operating Lease Obligations

Operating lease obligations as at 31 December are as follows:

	2006	2005
Within one year	**60,330**	45,348
After one year but not more than five years	**70,382**	16,213
More than five years	**257,471**	94,945
Total	**388,183**	156,506

Amount of operating Lease expenses included in line Other operating expenses of Consolidated Statement of Operation amounted in 2006 to 280,004 (2005 – 319,376).

Capital Investments

As of December 31, 2006 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 2,319,979 (2005 – 40), including capital investments for provision of the universal service in amount of 2,237,900.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2006 are detailed below.

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Rendering Services

During the year ended December 31, 2006 and 2005 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Regulated tariff	**2,815,260**	845,405
CJSC "Samara telecom"	Associate company	Telecommunication services, rent	Arms' length terms	**49,062**	32,832
LLC "Rossvyazinform"	Associate company	Logistics support	Arms' length terms	**20,097**	14,764
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	**14,929**	6,885

Purchases

During the year ended December 31, 2006 and 2005 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of purchases	Price determination method	2006	2005
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	Regulated tariff	**341,315**	225,608
NPF Telecom-Soyuz	Controlled by OJSC "Svyazinvest"	Pensions	Arms' length terms	**241,428**	262,380
OJSC "Svyazinvest"	Parent company	Dividends	Based on decision of Shareholders' meeting	**183,760**	174,733
Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications	Controlled by OJSC "Svyazinvest"	Agency agreement	Arms' length terms	**148,369**	162,093
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Regulated tariff	**130,126**	1,939,383
OJSC AKB "Svyaz-Bank"	Significant influence	Bank services	Arms' length terms	**50,092**	791
CJSC "Samara Telecom"	Associate company	Telecommunication services, rent of premises	Arms' length terms	**25,917**	10,891
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	**13,245**	7,104

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Accounts Receivable

As of December 31, 2006 and 2005 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of accounts receivable	2006	2005
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	**355,550**	–
Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications	Controlled by OJSC "Svyazinvest"	Agency agreement	**106,878**	104,562
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	Controlled by OJSC "Svyazinvest"	Software implementation	**44,538**	140,726
CJSC "Samara Telecom"	Associate company	Telecommunication services	**17,510**	2,767
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	**9,668**	2,919
OJSC AKB "Svyaz-Bank"	Associate company	Bank services	–	84,333

Accounts Payable

As of December 31, 2006 and 2005 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of accounts payable	2006	2005
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	**48,323**	108,146
CJSC "Samara Telecom"	Associate company	Telecommunication services	**25,610**	825
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	**4,903**	554
OJSC "RTComm.RU"	Controlled by OJSC "Svyazinvest"	Traffic transmission	**2,123**	4,327

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest (continued)

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual revenues associated with OJSC "Rostelecom" relate to traffic transmission services provided by the Company to OJSC "Rostelecom".

Borrowings from Related Parties

In 2006 the Company did not receive borrowings from related parties.

Borrowings to Related Parties

	2006	2005
As at 31 December previous year	**2,925**	5,925
Borrowings given	**3,000**	–
Borrowings repaid	**(1,000)**	(3,000)
As at 31 December current year	**4,925**	2,925

In 2004 the Company provided a loan to CJSC ""Nizhegorodskiy radiotelephone" in amount of 2,925 at 13% per annum. Interest income on the borrowing in 2006 amounted 380 (2005 – 380).

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base (see also Note 24), purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Within the framework of operating activity, the Company carries out transactions with other entities, which are directly or indirectly controlled by the Government.

The Company does not perform its activities through the entities which are directly or indirectly controlled by the Government.

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

The Company carries out transactions with the entities, directly or indirectly controlled by the Government, based on tariffs approved by the government bodies.

The entities, directly or indirectly controlled by the Government, do not affect transactions of the Company with other entities.

The Company is not allowed to disconnect certain entities, strategic for the Government, from public network by virtue of Government's decision. Tariffs for such entities are also established by the regulating body equal to those for commercial organizations.

As of December 31, 2006 and 2005, significant transactions between the Company, the Government and entities controlled by the Government were as follows:

	As at December 31, 2006		2006	
Type of transactions	**Assets**	**Liabilities**	**Revenues**	**Expenses**
Telecommunication services	–	–	**304,748**	–
Interconnection charges	–	–	**13,769**	–
Other operating expenses	–	–	**3,643**	–
Other revenues	–	–	**53,822**	–
Accounts receivables	**93,002**	–	–	–
Utilities expenses	–	–	–	**228,844**
Rent	–	–	–	**51,819**
Other expenses	–	–	–	**506,376**
Accounts payable	–	**84,815**	–	–
Loans and Borrowings	–	**743,915**	–	–
Interests	–	–	–	**167,635**

	As at December 31, 2005		For 2005	
Transaction	**Accounts receivable**	**Accounts payable**	**Revenues**	**Expenses**
Telecommunication services	–	–	278,059	–
Interconnection charges	–	–	11,473	–
Other operating expenses	–	–	3,997	–
Other revenues	–	–	50,691	–
Accounts receivables	43,350	–	–	–
Utilities expenses	–	–	–	148,117
Rent	–	–	–	22,713
Other expenses	–	–	–	554,089
Accounts payable	–	65,136	–	–
Loans and Borrowings	–	2,630,545	–	–
Interests	–	–	–	642,967

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Government subscribers and tariff compensation accounted for approximately 22% of gross trade accounts receivable as of December 31, 2006 (2005 – 44%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2006 amounted to 592,549 (2005 – 1,104,238).

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company is a member of the Partnership and has an agreement with it, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2006 amounted to 148,369 (2005 – 162,232).

NPF Telecom-Soyuz

The Company has signed several centralized pension agreements with NPF Telecom-Soyuz (see Note 23). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2006 amounted to 241,428 (2005 – 262,541).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 21 and 20 persons as of December 31, 2006 and 2005, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to 39,260 and 32,136 for the years ended December 31, 2006 and 2005, respectively, and consists of remuneration for management services.

34. Financial Instruments and Risk management Objectives and Policies

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

(in thousands roubles)

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Foreign Exchange Risk (continued)

As at December 31, 2006 the Company's liabilities in foreign currency were 933,032 (2005 – 1,081,990), including liabilities denominated in US dollars 474,547 (2005 – 402,922) and Euro and other currencies 458,485 (2005 – 679,068).

For the period from January 1, 2006 to December 31, 2006 exchange rate of the Russian Rouble to US Dollar increased by approximately 8.5% and exchange rate of the Russian Rouble to Euro decreased by approximately 1.5%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

The Central Bank of Russia set up strict rules referring to regulation of transactions in foreign currency with the purpose of stimulation of commercial use of Rouble. This regulation previews restrictions of Rouble conversion into hard currency and presents guidelines for conversion of revenue in hard currency into Roubles.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

Interest rate risk relates to liabilities with floating rate denominated mainly in US Dollars and Euros. Floating rate for Company's liabilities is generally determined based on LIBOR, EURIBOR, Plafond-C rates.

The following table presents as of December 31, 2006 and 2005 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2006:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	**1,562,411**	–	–	**1,562,411**
Long-term obligations	**688,162**	**6,239,467**	**3,064,274**	**9,991,903**
Finance lease obligations	**797,152**	**596,296**	**220**	**1,393,668**
Loans given	**955**	**12,391**	–	**13,346**
Short-term deposits	–	–	–	–
Floating rate				
Short-term obligations	**20.296**	–	–	**20.296**
Long-term obligations	**19,019**	**194,096**	–	**213,115**
As of December 31, 2005:	**<1year**	**1–5years**	**>5years**	**Total**
Fixed rate				
Short-term obligations	602,246	–	–	602,246
Long-term obligations	2,588,730	5,412,754	2,168,871–	10,170,355
Finance lease obligations	359,300	727,768	–	1,087,068
Loans given	3,869	15,752	–	19,621
Short-term deposits	30,043	–	–	30,043
Floating rate				
Short-term obligations	81,495	–	–	81,495
Long-term obligations	111,142	8,041	–	119,183

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Interest Rate Risk (continued)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2006 there is no significant risk of loss to the Company beyond the provision already recorded.

Financial instruments which can lead to credit risk generally presented by trade accounts receivables and other accounts receivables. Credit risk related to such assets has the limited nature in connection with significant client base of the Company and constant control procedures over borrowing capacity of the customers and other borrowers.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Hedging

In 2006 the Company did not hedge neither foreign exchange risk nor interest risk.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

(in thousands roubles)

34. Financial Instruments and Risk Management Objectives and Policies (continued)

Fair Value (continued)

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005	
Financial instruments	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial assets				
Investments in associates	**129,103**	**129,103**	119,980	119,980
Long-term investments available for sale	**28,226**	**28,226**	24,910	24,910
Long-term accounts receivable	**22,671**	**22,671**	24,179	24,179
Long-term borrowings given	**12,391**	**12,391**	15,752	15,752
Accounts receivable	**1,872,300**	**1,872,300**	1,296,011	1,296,011
Cash and cash equivalents	**461,417**	**461,417**	1,338,713	1,338,713
Total	**2,526,108**	**2,526,108**	2,819,545	2,819,545
Financial liabilities				
Long-term bank loans	**788,702**	**788,702**	2,181,562	2,181,562
Long-term bonds	**8,262,264**	**8,319,836**	5,262,833	5,262,833
Long-term promissory notes	**266,040**	**266,040**	–	–
Long-term vendor financing	**180,830**	**180,830**	145,271	145,271
Long-term finance lease obligations	**596,516**	**596,516**	727,768	727,768
Accounts payable	**4,389,023**	**4,389,023**	3,571,889	3,571,889
Short-term bank loans	**1,512,243**	**1,512,243**	636,135	636,135
Short-term bonds	**55,969**	**56,370**	45,210	45,210
Short-term promissory notes	**14,108**	**14,108**	1,245	1,245
Short-term vendor financing	**387**	**387**	1,151	1,151
Current portion of long-term bank loans	**191,645**	**191,645**	1,015,884	1,015,884
Current portion of long-term bonds	–	–	999,243	1,007,243
Current portion of long-term promissory notes	**127,530**	**127,530**	260,420	260,420
Current portion of long-term vendor financing	**388,006**	**388,006**	424,325	424,325
Current portion of long-term finance lease obligations	**797,152**	**797,152**	359,300	359,300
Total	**17,570,415**	**17,628,388**	15,632,236	15,640,236

Carrying amounts of monetary assets and liabilities approximate their fair values; monetary assets and liabilities denominated in foreign currency are retranslated to Russian Rubles at exchange rate effective as at December 31, 2006.

Carrying amount of cash and cash equivalents approximates their fair value due to their short-term nature and minimal credit risks.

(in thousands roubles)

35. Subsequent Events

Purchase of Shares in OJSC "Tatincom-T"

The Company increased its share in OJSC "Tatincom-T" to 100% by purchase of 33.43% stake (2,285,783 shares) for 519,764 on April 13, 2007 and 16,57% stake (1,133,052 shares) for 327,224 (12,700 thousands US dollars) on April 20, 2007 from OJSC "Uralsvyazinform" and IFK "Solid", respectively.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on June 22, 2007:

Dividends on ordinary shares - 1,5776 Rubles per share	388,042
Dividend on preference shares - 2,9928 Roubles per share	245,360
Total	**633,402**

Dividends payable will be included in 2007 financial statements after approval by General Shareholders' meeting.

Changes in Settlements with OJSC "Rostelecom" in 2007

Federal Law #119-FZ dated July 22, 2005 introduced amendments to the Tax Code effective from January 1, 2007. According to these amendments new rules of VAT offset for non-cash settlements (including settlements using mutual offsets) are set.

Starting from January 1, 2007 VAT may be offset only after actual payments of the tax to supplier. As a result settlements between OJSC "Rostelecom" and the Company changed with regard to cancellation of mutual offsets.

Tariffs for Telecommunication Services

The Degree of Federal Service on tariffs #278-c2 dated November 17, 2006 set new tariffs for local and interzone telephone services rendered by the Company and the amount of compensation surcharge that is included to tariffs for local and interzone calls initiation services at 0.44 Roubles per minute (2005 - 0.54 Roubles per minute). The Company envisages decrease in revenues from interzone calls initiation services due to decrease in compensation surcharge.

The following tariff plans are set for the Company:

- For subscribers - individuals: three obligatory tariff plans (with time-based, fixed and combined fee);
- For subscribers – legal entities: one obligatory tariff plan (with time-based fee).

Monthly payment for local telephone services is comprised of obligatory payment for the services "Provision of subscriber line" and "Provision of local telephone connection" (depending on type of fee).

(in thousands roubles)

35. Subsequent Events (continued)

Tariffs for Telecommunication Services (continued)

Tariff plan with fixed fee terms is primarily aimed at subscribers performing many calls. This tariff plan provides to subscribers unlimited volume of minutes per month for fixed monthly fee.

Tariff plan with time-based fee stipulates payments for each minute of calls, calls with duration of less than 6 seconds are not billed.

Tariff plan with combined fee stipulates base monthly number of minutes (360 – 380 minutes per month) for fixed fee and payments for each minute in excess of base limit at a decreased rate.

The above mentioned tariff plans are introduced in municipalities where technical capabilities of capturing calls duration data exists. If these capabilities are absent, subscribers are offered fixed fees at tariffs set by Federal Service on Tariffs which are effective from February 1, 2007.

Rendering of Universal Telecommunication Services

In 2006 the Company won the tenders for rendering universal telecommunication service using payphones in Privolzhskii region and started provision of the services from February 1st, 2007. During 1st quarter 2007 2,249 payphones were installed. By September 1, 2007 the Company plans to install and put in operation remaining 14,216 payphones. According to contract with Federal Communications Agency the Company will install 16,465 payphones for rendering Universal telecommunication services. The Company plans to invest 2.4 billion Roubles for implementation of this project.

New Provisions of the Federal Law on Communication

Federal Law #14-FZ dated February 9, 2007 introduced amendments to Federal Law #126-FZ "On Telecommunications" dated July 7, 2003. The amendments are effective from July, 2007 and comprise the following:

- mandatory assessment the conformity of a system communication network to the requirements in the sphere of communications. Such assessment shall be made in the form of an expert examination in compliance with the rules established by the Government of the Russian Federation.
- Registration of electric communication networks forming part of a general-use electric communication network in accordance with rules established by the Government of the Russian Federation;

The Company can not reliably measure the effects of these changes on the financial position and financial results of the Company as the procedures of the mandatory expertise and registration of the networks are not elaborated and approved by the Government.

Electric communication networks formed up before the date of this Federal Law's entry into force have to be registered in compliance with the requirements of amended Federal Law on Communications at latest on January 1, 2010.

1283-2(6)

Calculation of OJSC "VolgaTelecom" net assets value at 31.03.2007

(RUR thousand)

Asset description	Balance sheet line code	At reporting year beginning	At reporting period end
Assets			
Intangible asset	110	270	257
Property, plant and equipment	120	25342279	24913845
Capital investments	130	759115	981550
Income-bearing lease investment	135	110621	106437
Long-term and short-term financial investments	140	2142353	2140898
Deferred tax assets	145	278832	310644
Other non-current assets	150	3379578	3317398
Inventories	210	629098	579158
Acquired values VAT	220	584096	471291
Accounts receivable	230,240	2741091	3022368
Other current assets	250,260	233049	184613
Total assets taken for calculation		36200382	36028459
Liabilities			
Non-current loan and credit liabilities	510	8965335	8942945
Deferred tax liabilities	515	1019123	1144919
Other non-current liabilities	520	1221085	1054403
Current loan and credit liabilities	610	1441018	849326
Accounts payable	620	4381198	4032798
Outstanding income payment to participants (founders)	630	23802	17125
Costs to be incurred provisions	650	659609	702491
Other current liabilities	660	118883	101371
Total liabilities taken for calculation		17830053	16845378
Net assets value		**18370329**	**19183081**

OJSC "VolgaTelecom" General Director Omelchenko S.V.

Chief accountant Popkov N.I.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: May 4, 2007.

The issuer's code: 00137-A

General Director

Omelchenko S.V.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity is the Company's affiliated entity as it belongs to the same group of entities to which the Company belongs*	*22.06.2004*	*04.05.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
State educational institution Povolzhskaya State academy of telecommunications and informatics of Samara city	*Samara city*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*22.06.2004*	---	---

1283-2(b)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: April 23, 2007.

The issuer's code: 00137-A

Acting General Director
A.Yu. Ketkov

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The change of the Company's equity share in the charter capital of the affiliated entity*	*20.04.2007*	*23.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street, 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*13.10.2003.*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street, 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*13.10.2003.*	---	---

1285-Ц(б)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company
"VolgaTelecom",

As of: April 20, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development
D.B. Kostin

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Appointment of the Company's General Director on the basis of the decision adopted by the Board of directors*	*20.04.2007*	*20.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company* *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.04.2005* *31.07.2006* *26.06.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company* *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*27.04.2007* *31.07.2006* *26.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity ceased to be the Company's affiliated entity due to the Company's cessation of membership*	*19.04.2007*	*20.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*Drelevsky street, 43/1, Kirov city, Russia, 610000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

1283-2(b)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: April 16, 2007.

The issuer's code: 00137-A

General Director
S.V. Omelchenko

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The change of the Company's equity share in the charter capital of the affiliated entity*	*13.04.2007*	*16.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street, 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*13.10.2003*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "TATINCOM-T"	*Lomzhinskaya street, 20A, Kazan city, the Republic of Tatarstan, 420140, RF*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*13.10.2003*	---	---

1283-2(б)

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company
"VolgaTelecom",

As of: April 13, 2007.

The issuer's code: 00137-A

Deputy to the General Director of the joint-stock company for corporate development

D.B.Kostin

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity is affiliated due to entering into the group of entities to which the Company belongs*	*24.08.2005*	*13.04.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated entity (person)	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint- stock company that belongs to affiliated person/entity
2	3	4	5	6	7
—	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited liability company «Volga-Finance»	*603053, Nizhny Novgorod city, Lesnaya str., 8*	*The entity belongs to the group of entities to which the joint- stock company belongs*	*24.08.2005*	---	---

1283-2(b)

RECEIVED
2007 JUL 12 P 1:55

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company
"VolgaTelecom",

As of: March 29, 2007.

The issuer's code: 00137-A

General Director
S.V. Omelchenko

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The person ceased to be the Company's affiliated person due to the change of the structure of the Management board on the basis of the Board of directors' decision*	*29.03.2007*	*29.03.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint Petersburg*	*The person is a member of collegial executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The person is the Company's affiliated person due to the change of the structure of the Management board on the basis of the Board of directors' decision*	*29.03.2007*	*29.03.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	*The person is a member of collegial executive body of the joint-stock company*	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kostin Denis Borisovich	*Moscow*	*The person is a member of collegial executive body of the joint-stock company*	*30.03.2007*	---	---

1253-2(b)

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
"VOLGATELECOM"

The issuer's code: 0 0 1 3 7 – A

As of 31 03 2007

The issuer's location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with Russian Federation legislation on securities

The address of the web site in the Internet: http://www.vt.ru

RECEIVED
2007 JUL 12 P 1:

General Director	(signature) L.S. S.V. Omelchenko
Date " 04 " April 20 07	

Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород * ВолгаТелеком

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 31 03 2007

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company,%	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity,%
1.	2.	3.	4.	5.	6.	7.
1.	*Omelchenko Sergey Valerievich*	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company* *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.04.2005* *31.07.2006* *26.06.2006*	---	---
2.	*Andreev Vladimir Alexandrovich*	*Samara city*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
3.	*Bulancha Sergey*	*Moscow*	*The person is a member of*			

	Anatolievich		*the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
4.	*Grigorieva Alla Borisovna*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	*0,00061%*	---
5.	*Degtyarev Valeryi Victorovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
6.	*Enin Evgenyi Petrovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
7.	*Kuznetsov Sergey Ivanovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
8.	*Morozov Andrey Vladimirovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
9.	*Savchenko Victor Dmitrievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
10.	*Fedorov Oleg Romanovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
11.	*Chernogorodskyi Sergey Valerievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
12.	*Astakhova Svetlana Leonidovna*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
13.	*Dyakonov Mikhail Vasilievich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive*	*31.07.2006*	---	---

			body of the joint-stock company			
14.	***Ershov Oleg Vladimirovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
15.	***Ketkov Alexander Yulievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
16.	***Kostin Denis Borisovich***	***Moscow***	***The person is a member of the collegiate executive body of the joint-stock company***	***30.03.2007***	---	---
17.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
18.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***31.07.2006***	---	---
19.	***Ulyanov Vladimir Vasilievich***	***Nizhny Novgorod oblast, Vyksa town***	***The person is a member of the collegiate executive body of the joint-stock company***	***22.12.2006***	---	---
20.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha street, 55, building 2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint-stock company belongs***	***10.10.1995***	***38,003539%***	***50,670388%***
21.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***426057, Izhevsk city, Lenin street, 6***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of***	***01.12.2002***	***0,001439%***	***0,001919%***

			this entity			
22.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***410600, Saratov city, Kiselev street, 40***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
23.	***Closed Joint Stock Company "Nizhegorodskaya sotovaya svyaz"***	***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***30.03.1995***	---	---
24.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.08.1999***	---	---
25.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.02.1997***	---	---
26.	***Closed Joint Stock Company "Orenburg – GSM"***	***460000, Orenburg city, Volodarsky street, 11***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
27.	***Closed Joint Stock Company***	***RF, 440606, Penza city,***	***The joint-stock company is***			

	"Penza Mobile"	*Kuprin street, 1/3*	*entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
28.	*Closed Joint Stock Company "Samara – Telecom"*	*443001, Samara city, Polevaya street, 43*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
29.	*Closed Joint Stock Company "Saratov – Mobile"*	*RF, 410012, Saratov city, Kiselev street, 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
30.	*Closed Joint Stock Company "Transsviyaz"*	*603035, Nizhny Novgorod city, Chaadaev street, 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---
31.	*Closed Joint Stock Company "Ulyanovsk – GSM"*	*432063, Ulyanovsk city, Goncharov street, 52*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
32.	*Closed Joint Stock Company "Chuvashiya Mobile"*	*RF, Chuvash Republic, 428018, Cheboksary town, K.Ivanov street, 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at*	*01.12.2002*	---	---

			the stocks (investments, shares) making up the charter (reserve) capital of this entity			
33.	***Limited Liability Company "Agrofirm "REANTA"***	***424000, Yoshkar-Ola town, Chavaina boulevard, 11 a***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Limited Liability Company "VYATKASVYAZSERVICE"***	***610000, Russia, Kirov city, Drelevsky street, 43/1***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***460018, Orenburg city, Tereshkova street, 10***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Open Joint Stock Company "TATINCOM – T"***	***420140, The Republic of Tatarstan, Kazan city, Lomzhinskaya street, 20 A***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.10.2003***	---	---
37.	***Closed Joint Stock Company "Erickson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of***	***25.05.1998***	---	---

			this entity			
38.	***Closed Joint Stock Company "Digital telecommunications"***	***428031, Cheboksary town, Shumilov street, 20***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
39.	***Closed Joint Stock Company "RTCOM"***	***430031, Saransk town, Kosarev street, 15***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity***	***09.03.2005***	---	---
40.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***The Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.07.2005***	---	---
41.	***Open Joint Stock Company of DLD&ILD "Rostelecom"***	***RF, 191002, Saint Petersburg, Dostoevsky street, 15***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.05.1997***	---	---
42.	***Open Joint Stock Company "Central Telecommunication Company"***	***141400, Moscow's oblast, Khimki town, Proletarskaya street, 23***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
43.	***Open Joint Stock Company "North - Western Telecom"***	***191186, St.Petersburg, Gorokhovaya street, 14/26***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
44.	***Open Joint Stock Company "Southern Telecommunication Company"***	***350000, Krasnodar city, Karasunskaya street, 66***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
45.	***Open Joint Stock Company "Uralsvyazinform"***	***620014, Russia, Yekaterinburg city,***	***The entity belongs to the group of entities to which***	***10.10.1995***	---	---

		Moskovskaya street, 11	*the joint-stock company belongs*			
46.	***Open Joint Stock Company "SibirTelecom"***	***630099, Novosibirsk city, M.Gorky street, 53***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
47.	***Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")***	***690950, Vladivostok city, Svetlanskaya street, 57***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
48.	***Open Joint Stock Company of communication and informatics of the Republic of Dagestan***	***367000, Makhachkala town, Rasul Gamzatov avenue, 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
49.	***Closed Joint Stock Company "Mobile telecommunications"***	***119121, RF, Moscow, Pluyshchikha street,55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.09.1998***	---	---
50.	***Open Joint Stock Company "Central Telegraph"***	***125375, RF, Moscow, Tverskaya street, 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.05.1997***	---	---
51.	***Open Joint Stock Company "Giprosvyaz"***	***123298, Moscow, 3-rd Khoroshevskaya street, 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.05.1997***	---	---
52.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***127486, Moscow, Deguninskaya street, 2, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.07.2002***	---	---
53.	***Closed Joint Stock Company "Startcom"***	***117909, Moscow, GSP-1, 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***20.08.1998***	---	---
54.	***Closed joint Stock Company "FK-Svyaz"***	***109316, Moscow, Volgogradskyi avenue 14***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.07.1998***	***0,000974%***	***0,001299%***
55.	***Open Joint Stock Company "Kostromskaya gorodskaya telephone network"***	***156026, Kostroma town, Gagarin street, 6***	***The entity belongs to the group of entities to which the joint-stock company***	***10.10.1995***	***0,000305%***	***0,000407%***

			belongs			
56.	*Open Joint Stock Company "Moskovskaya gorodskaya telephone network"*	*103051, Moscow, Petrovskyi boulevard, 12, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
57.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	*129278, Moscow, Pavel Korchagin street, 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
58.	*Subsidiary closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya street, 1-a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
59.	*Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*	*656049, Barnaul town, Internatsionalnaya street,74*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
60.	*Closed Joint Stock Company "Altel"*	*656099, Barnaul town, Lenin avenue, 54 B*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
61.	*Closed Joint Stock Company "Baikalvestcom"*	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya street, 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
62.	*Closed Joint Stock Company "Vestelcom"*	*127018, Moscow, Sushchevskyi val street, 26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.2002*	---	---
63.	*Closed Joint Stock Company "Vladimir – Teleservice"*	*600017, Vladimir city, Gorokhovaya street, 20*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
64.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*147427, Moscow, Dubovaya Roshcha street, 25, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*20.09.1996*	---	---
65.	*Closed Joint Stock Company "Yeniseitelecom"*	*660020, Krasnoyarsk city, Kachinskaya street, 20*	*The entity belongs to the group of entities to which the joint-stock company*	*30.11.2002*	---	---

			belongs			
66.	***Closed Joint Stock Company "SteC GSM"***	***650099, Kemerovo city, Sovetskyi avenue, 61***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
67.	***Limited Liability Company "Novgorod Datacom"***	***173526, Velikiy Novgorod town, Pankovka, Industrialnaya street, 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.06.2005***	---	---
68.	***Limited Liability Company "Permtelecom"***	***614000, Perm city, Podlesnaya street, 45***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
69.	***Closed Joint Stock Company "Region-set"***	***630099, Novosibirsk city, Dobrolyubov street, 12***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
70.	***Closed Joint Stock Company "Rostelegraph"***	***103375, Moscow, Tverskaya street, 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
71.	***Closed Joint Stock Company "RTK-Center"***	***107078, Moscow, Kalanchevskaya street, 15 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.05.1997***	---	---
72.	***Open Joint Stock Company "NGTS-Page"***	***630078, Novosibirsk city, Vystavochnaya street, 15/3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
73.	***Open Joint Stock Company "Regional information networks"***	***630099, Novosibirsk city, Trudovaya street, 1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	—
74.	***Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov***	***355035, Stavropol city, October Revolution avenue, 10/12***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
75.	***Closed Joint Stock Company "Telecom" of Ryazan oblast***	***390006, Ryazan town, Svobody street, 36***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---

76.	*Closed Joint Stock Company "AMT"*	*191186, Saint-Petersburg, B.Morskaya street, 24, room 235*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.12.2001*	---	---
77.	*Limited Liability Company "Bona"*	*163061, Arkhangelsk town, Troitskyi avenue 45*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
78.	*Limited Liability Company "Vladimirskyi payphone"*	*620014, Vladimir town, Stroiteley avenue, 32 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
79.	*Limited Liability Company "MobilCom"*	*600017, Vladimir town, Mira street, 17*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
80.	*Closed Joint Stock Company "Teleport Ivanovo"*	*153032, Ivanovo town, Tashkentskaya street, 90*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2005*	---	---
81.	*Limited Liability Company "Telecom-Stroi"*	*153017, Ivanovo town, 2-nd Minskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
82.	*Limited Liability Company "Telecom-Terminal"*	*153000, Ivanovo town, Lenin avenue, 13*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
83.	*Limited Liability Company "Ural Inform TV"*	*614060, Perm city, Krupskaya street, 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
84.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*06.11.1997*	---	---
85.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha street, 55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2002*	---	---

86.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
87.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin street, 21*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
88.	*Limited Liability Company Private security business "Zashchita"*	*400005, Volgograd city, Sovetskaya street, 47/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.2002*	---	---
89.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya street, 8*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.04.1997*	---	---
90.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya street, 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.03.1998*	---	---
91.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya street, 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*07.08.2000*	---	---
92.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi boulevard, 27/26, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
93.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya street, 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.1997*	---	---
94.	*Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"*	*121002, Moscow, Arbat street, 46*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*09.10.2002*	---	---
95.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak street, 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
96.	*Limited Liability Company*	*350062, Krasnodar city,*	*The entity belongs to the group of entities to which*			

	"South-Giprosvyaz"	***Gagarin street, 67***	***the joint-stock company belongs***	***24.12.2002***	---	---
97.	***Limited Liability Company "SvyazProektService"***	***123298, Moscow, 3-rd Khoroshevskaya street, 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.04.1999***	---	---
98.	***Limited Liability Company "Giprosvyaz-Consulting"***	***123298, Moscow, 3-rd Khoroshevskaya street, 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.03.1999***	---	---
99.	***Closed Joint Stock Company "CenterTelecom Service"***	***141400, Moscow oblast, Khimki town, Proletarskaya street, 23, room 101***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.04.2003***	---	---
100.	***Open Joint Stock Company "Russian telecommunications network"***	***101000, Moscow, Maroseika street, 2/15***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***02.03.2004***	---	---
101.	***Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"***	***670000, Ulan-Ude town, Sukhe-Bator street, 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2004***	--	---
102.	***Open Joint Stock Company "Health complex "Orbita"***	***352840, Krasnodar territory, Tuapse district, Village Olginka***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***18.12.2000***		
103.	***Limited Liability Company "RSU-Telecom"***	***198095, Saint-Petersburg, Stachek boulevard, 18, building 2, letter Б***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***25.11.2003***	---	---
104.	***Limited Liability Company "RPK Svyazist"***	***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.11.2003***	---	---
105.	***Closed Joint Stock Company "IK "Svyaz"***	***Komi Republic, Syktyvkar town, Lenin street, 60***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
106.	***Limited Liability Company "Giprosvyaz-Siberia"***	***630099, Novosibirsk city, Gorky street, 53***	***The entity belongs to the group of entities to which***	***26.01.2004***	---	---

			the joint-stock company belongs			
107.	***Limited Liability Company "STC-Finance"***	***350000, Krasnodar city, Karasunskaya street, 66***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.03.2003***	---	---
108.	***Closed Joint Stock Company "Chita NET"***	***672090, Chita town, Tchaikovsky street, 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***25.08.2004***	---	---
109.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov street, 235***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2004***	---	---
110.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya street, 24***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.12.2004***	---	---
111.	***Limited Liability Company "NWT-Finance"***	***191186, Saint-Petersburg, Bolshaya Morskaya street, 26, office 422***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.10.2004***	---	---
112.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya street, 30***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
113.	***Closed Joint Stock Company "Telephone company – Ural"***	***620090, Yekaterinburg city, Tekhnicheskaya street, 18 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
114.	***Limited Liability Company "Giprosvyaz – North-West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.02.2005***	---	---
115.	***Limited Liability Company "Wireless information technologies"***	***Yuzhno-Sakhalinsk town, Lenin street, 220***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
116.	***Closed Joint Stock Company "Integrator. Ru"***	***690950, Vladivostok city, Svetlanskaya street, 57***	***The entity belongs to the group of entities to which the joint-stock company***	***30.06.2005***	---	---

			belongs			
117.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha street, 55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
118.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha street, 55, building 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
119.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx street, 32***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
120.	***Closed Joint Stock Company "ATC"***	***170000, Twer town, Novotorzhskaya street, 22 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2005***	---	---
121.	***Closed Joint Stock Company "Yugsvyazstroi"***	***350040, Krasnodar city, Aivazovsky street, 110/1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***24.01.2001***	---	---
122.	***Open Joint Stock Company "A-svyaz"***	***675000, Blagoveshchensk town, Shevchenko street, 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***23.06.2006***	---	---
123.	***Closed Joint Stock Company "ATC-32"***	***664002, Irkutsk city, Mira street, 94***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***27.06.2006***	---	---
124.	***Closed Joint Stock Company "Zebra Telecom"***	***103051, Moscow, Trubnaya street, 24, building 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.06.2006***	---	---
125.	***Closed Joint Stock Company "Globus-Telecom"***	***127018, Moscow, Obraztsov street, 38***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***04.04.2006***	---	---
126.	***Limited Liability Company "Telecomcenter"***	***127550, Moscow, Dmitrovskoe shosse, 33, building 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.04.2006***	---	---

127.	***Limited Liability Company "Parma-Inform"***	***167982, Russia, Komi Republic, Syktyvkar town, Internatsionalnaya street, 160***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.09.2006***	---	---
128.	***Closed Joint Stock Company "Saint-Petersburg information Company" ("SPiC")***	***Russia, Saint-Petersburg***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***05.12.2006***	---	---
129.	***Closed Joint Stock Company "ATC-41"***	***665708, Irkutsk oblast, Bratsk town, Pionerskaya street, 11"A", building 1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***18.12.2006***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

from 01 01 2007 **to** 31 03 2007

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the Company's affiliated person/entity due to its liquidation.*	*25.01.2007*	*30.01.2007*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company,%	The share of ordinary stock of the joint-stock company that belongs to affiliated person/entity,%
2	3	4	5	6	7
Closed Joint Stock Company "Chery Page"	*428018, Cheboksary town, K.Ivanov street, 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*Change of affiliated entity location*	*11.12.2006*	*12.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ulyanovsk-GSM"	*432980, Ulyanovsk city, L.Tolstoy street, 60*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ulyanovsk-GSM"	*432063, Ulyanovsk city, Goncharov street, 52*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*04.10.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Association Kanal TV"	*454126, Chelyabinsk city, Vitebskaya street, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*03.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*13.10.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Joint-stock Commercial Industrial Bank of Communications Facilities and Informatics Development "Pochtobank"	*614096, Perm city, Lenin street, 68*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*30.04.1998*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	—	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*29.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Parma Paging"	*Komi Republic, Syktyvkar town, Kommunisticheskaya street, 31*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*16.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
6.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*05.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Saint-Petersburg information Company" ("SPiC")	*Russia, Saint-Petersburg*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*05.12.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities

7.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*18.12.2006*	*14.03.2007*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	—	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC-41"	*665708, Irkutsk oblast, Bratsk town, Pionerskaya street, 11"A", building 1*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*18.12.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
8.	*The person ceased to be the Company's affiliated person due to the change of the structure of the Management board on the basis of the Board of directors' decision*	*29.03.2007*	*29.03.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint-Petersburg*	*The person is a member of collegial executive body of the joint-stock company.*	*31.07.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
9.	*The person is the Company's affiliated person due to the change of the structure of the Management board on the basis of the Board of directors' decision*	*29.03.2007*	*29.03.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	*The person is a member of collegial executive body of the joint-stock company.*	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kostin Denis Borisovich	*Moscow*	*The person is a member of collegial executive body of the joint-stock company.*	*30.03.2007*	---	---

12g3-2(b)

Communication on

the procedure of accessing the information contained in quarterly report.

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication's content
2.1. The name of the document containing the information the access to which is provided for: ***Quarterly report for quarter 1 of 2007*** 2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure: ***May 15, 2007*** **http://www.vt.ru/?id=312** 2.3. The procedure of providing by the issuer of the copies of the quarterly report to interested parties: ***The copy of the quarterly report is provided at the written request of an interested party to OJSC «VolgaTelecom" General Director Omelchenko S.V. to the address:*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.*** ***The procedure and the time period of providing the report's copy is defined by "Provision on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Service for Financial Markets.*** ***The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at:*** **http://www.vt.ru/?id=217**

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 15 " May 20 07	L.S.	

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "DECISIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate decision was adopted: *15.05.2007.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate decision was adopted: *16.05.2007, № 24*

2.3. The content of the decision adopted by the joint-stock company's Board of directors on issue № 2

"Preliminary approval of the Company's annual statement for 2006, consideration of annual accounting statement, including profit and loss statement (profit and loss accounts) and also distribution of the Company's profit (dividends payment including) and losses based on the results of the reporting (2006) fiscal year":

1. Approve preliminarily the Company's annual statement.

2. Recommend to the annual general meeting of shareholders to pass the following resolutions on the issue "Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting (2006) fiscal year":

1. Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.

2. Distribute the Company's profit based on the results of the reporting (2006) year in the following way:

- 633 401 556,68 rubles for dividend payment, including:

On preferred shares - 2,9928 rubles per a share;

On ordinary shares - 1,5776 rubles per a share;

- 1 820 186 159,05 rubles for the increase in the Company's equity capital.

Dividends are to be paid in money form on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

3. Signature

3.1. OJSC VolgaTelecom acting General Director	(signature)	M.V. Dyakonov
3.2. Date " 16 " May 2007		

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY
"DECISIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate decision was adopted: *15.05.2007.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate decision was adopted: *16.05.2007, № 24*

2.3. The content of the decision adopted by the joint-stock company's Board of directors on issue № 8

"Approval of the agenda of the annual general meeting of shareholders":

Approve the following agenda of the annual general meeting of the Company's shareholders:

1. *Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting (2006) fiscal year.*
2. *Introduction of changes to the Company's Charter.*
3. *Introduction of changes to the Provision on the Company's Board of directors.*
4. *Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.*
5. *Election of the members of the Company's Board of directors.*
6. *Election of the members of the Company's Auditing committee.*
7. *Approval of the Company's auditor for 2007.*
8. *Determination of annual remuneration to the members of the Company's Board of directors.*

3. Signature		
3.1. OJSC VolgaTelecom acting General Director	(signature)	M.V. Dyakonov
3.2. Date " 16 " May 2007	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

1283-2(б)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*

2. The communication's content
2.1. Full brand name of business entity in which equity share in charter (reserve) capital has changed:
Open Joint Stock Company "TATINCOM-T"
2.2. Location of business entity:
Lomzhinskaya street, 20 A, Kazan city, the Republic of Tatarstan, 420140, the Russian Federation.
2.3. The joint-stock company's equity share in the charter capital of the specified entity prior to the change: *83,4293%*
2.4. The share of ordinary stock of the specified entity that belonged to the joint-stock company prior to the change: *83,4293%*
2.5. The joint-stock company's equity share in the charter capital of the specified entity after the change: *100%*
2.6. The share of ordinary stock of the specified entity that belongs to the joint-stock company after the change: *100 %*
2.7. The date since when the joint-stock company's equity share in the charter capital of the specified entity has changed: *April 20, 2007*

3. Signature		
3.1. Acting General Director of OJSC "VolgaTelecom"	(signature)	A.Yu. Ketkov
3.2. Date " 23 " April 2007		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content
2.1. Full brand name of business entity in which the joint-stock company's equity share in charter (reserve) capital has changed: ***Limited Liability Company "VYATKASVYAZSERVICE"***
2.2. Location of business entity: ***Drelevsky street, 43/1, Kirov city, 610000, RF***
2.3. The joint-stock company's equity share in the charter (reserve) capital of the specified entity prior to the change: ***100%***
2.4. The joint-stock company's equity share in the charter (reserve) capital of the specified entity after the change: ***0%***
2.5. The date since when the joint-stock company's equity share in the charter (reserve) capital of the specified entity has changed: ***April 19, 2007***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 20 " April 20 07	L.S.	

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(b)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES "DECISIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content
2.1. The date of the joint-stock company Board of directors' session holding when the appropriate decision was adopted: *20.04.2007.*
2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate decision was adopted: *20.04.2007, № 23*
2.3. The content of the decision adopted by the joint-stock company's Board of directors on issue № 2:
"On convocation of annual general meeting of shareholders of OJSC "VolgaTelecom":
1. To convene annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of joint presence.
2. Annual general meeting of shareholders is to be held on June 22, 2007 at the address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city.
3. To set the time of the meeting's beginning – 10-00 a.m. (local time).
4. To set the time of shareholders registration beginning – 08-00 a.m. (local time) on 22.06.2007.
5. To set May 3, 2007 as the date of making up the list of persons and entities having the right to participate in annual general meeting of shareholders.
6. To set the mail address where the filled ballots may be sent – Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.
7. To set May 22, 2007 as the date of dispatching communication on convocation of the annual general meeting of shareholders and voting ballots.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 20 " April 2007		

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

12§3-2(6)

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"THE DECISIONS ADOPTED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. The date of holding the session of the Board of directors of the joint-stock company when the appropriate decision was adopted: *20.04.2007.*

2.2. The date of making up and the number of minutes of the session of the Board of directors of the joint-stock company when the appropriate decision was adopted: *20.04.2007, № 23*

2.3. The content of the decision adopted by the Board of directors of the joint-stock company on issue № 1

"On appointment of the Company's General Director, determination of his term of office, approval of terms and conditions of labor contract concluded with General Director".

1. In connection with the expiry of term of office of the General Director determined by the decision of the Company's Board of directors of 26.04.2005 (minutes № 29), and termination on 26.04.2007 of validity term of labor contract concluded with him:

1.1. Appoint Mr. Omelchenko Sergey Valerievich OJSC "VolgaTelecom" General Director.

1.2. Determine the term of office of OJSC "VolgaTelecom" General Director from 27.04.2007 through 26.04.2009.

1.3. Approve terms and conditions of labor contract concluded with OJSC "VolgaTelecom" General Director.

2.4. Surname, name and patronymic name of the person:

Omelchenko Sergey Valerievich

Equity share of the person in the joint-stock company's charter capital:

none

The share of the joint-stock company's ordinary stock that belongs to the person:

none

Equity share of the person in the charter capital of subsidiary and associated companies of the joint-stock company:

none

The share of the joint-stock company's subsidiary and/or associated companies' ordinary stock that belongs to the person:

none

The share of the joint-stock company's ordinary stock and/or of its subsidiary and associated companies that may be acquired by the person due to exercising the rights of the issuer and/or its subsidiary and/or associated companies' options granted to the person:

The companies did not issue options

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 20 " April 2007		

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород ВолгаТелеком

1283-2(б)

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	5260901817
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*

2. The communication's content

2.1. Full brand name of business entity which equity share in charter (reserve) capital has changed:

Open Joint Stock Company "TATINCOM-T"

2.2. Location of business entity:

Lomzhinskaya street, 20 A, Kazan city, the Republic of Tatarstan, 420140, the Russian Federation.

2.3. The joint-stock company's equity share in the charter capital of the specified entity prior to the change: ***50% + 1 ordinary stock***

2.4. The share of ordinary stock of the specified entity that belonged to the joint-stock company prior to the change: ***50% + 1 ordinary stock***

2.5. The joint-stock company's equity share in the charter capital of the specified entity after the change: ***83,4293%***

2.6. The share of ordinary stock of the specified entity that belongs to the joint-stock company after the change: ***83,4293%***

2.7. The date since when the joint-stock company's equity share in the charter capital of the specified entity has changed: ***April 13, 2007***

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 16 " April 20 07		

Открытое акционерное общество ВолгаТелеком г. Нижний Новгород

1283-2(б)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. . Full brand name of the trade organizer at the securities market:
Closed Joint Stock Company "Stock exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities included into or excluded from the list of securities allowed for bidding by the trade organizer at the securities market:
Inconvertible interest bearing certified bearer bonds of BT-4 series

2.3. In case if the joint-stock company's securities are allowed (were allowed) for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities *are included*:
Quotation list "A" of the first level

2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities passed through the listing procedure.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 09 " April 2007		

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород

1283-2(6)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CONCLUSION BY THE JOINT-STOCK COMPANY OF THE AGGREEMENT WITH STOCK EXCHANGE ON THE BASIS OF WHICH THE JOINT-STOCK COMPANY'S SECURITIES ARE LISTED (THE AGREEMENT WITH TRADE ORGANIZER AT THE SECURITIES MARKET ABOUT THE INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. Full brand name of the stock exchange carrying out the listing of securities of the joint-stock company (of the trade organizer at securities market which includes the securities of the joint-stock company into the list of securities allowed for biding by the trade organizer at securities market):

Closed Joint Stock Company "Stock exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities which are listed by stock exchange (the inclusion of which into the list of securities allowed for bidding by the trade organizer at the securities market is made by the trade organizer at the securities market):

Inconvertible interest bearing certified bearer bonds of BT-4 series

2.3. The date of conclusion and the number of the agreement on the basis of which the stock exchange carries out the listing of the joint-stock company's securities (on the basis of which the trade organizer at the securities market carries out the inclusion into the list of securities allowed for bidding by the trade organizer at securities market):

March 27, 2007., № A1 - 149

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 09 " April 20 07		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1253-2(6)

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: *29.03.2007.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate resolution was passed: *29.03.2007, № 21*

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 7

"On changing the structure of OJSC "VolgaTelecom" Management board:

1. *To terminate early the authorities of OJSC "VolgaTelecom" Management board member Mr. Pozdnyakov D.V.*
2. *To appoint Mr. Kostin Denis Borisovich – deputy to the General Director of the joint-stock company for corporate development – a member of OJSC "VolgaTelecom" Management board since March 30, 2007.*
3. *To approve terms and conditions of additional agreement № 1 to labor contract of 15.01.2007 concluded with Mr. Kostin D.B. - a member of the Company's Management board.*

2.4. Surname, name and patronymic name of the appropriate person:

Kostin Denis Borisovich

Participation share of this person in the charter capital of the joint-stock company:

none

The share of ordinary stocks of the joint-stock company that belongs to this person:

none

Participation share of this person in the charter capital of the joint-stock company's subsidiary and associated companies:

none

The share of ordinary stocks of the joint-stock company's subsidiary and/or associated companies that belongs to this person:

none

The share of ordinary stocks of the joint-stock company and/or of its subsidiary and associated companies which may be acquired by this person as a result of exercising the rights of the issuer's and/or its subsidiary and associated companies' options provided to this person:

The companies have no options

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 29 " March 2007		

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

1283-2(b)

Communication on material fact
"Data on accrued and/or paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds)***
2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 29 of 28.04.2006).*** ***The interest rate of the third coupon is set by OJSC VolgaTelecom General Director at 7,99% per annum (Order № 422 of September 12, 2006).***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***September 12, 2006***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***Order № 422 of September 12, 2006***
2.7. The content of the issuer's obligation, the obligation's size in money terms: ***Payment of BT-4 series Bonds interest (coupon) yield on the 3-rd coupon to the amount of RUR 59 760 000***
2.8. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***The yield on the 3-rd coupon of BT-4 series Bonds was paid*** ***To the amount of RUR 59 760 000;*** ***7,99% per annum (RUR 19,92)***
2.9. The form of payment of revenues on the issuer's securities (money resources, other property): ***Money resources in the Russian Federation currency, by non-cash payment***
2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***June 12, 2007.***
2.11. Total amount of interest and/or other revenue paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-4 series Bonds to the amount of RUR 179 280 000***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation was performed in full.***

3. Signature		
3.1. OJSC VolgaTelecom General Director	(signature)	S.V. Omelchenko
3.2. Date " 13 " June 20 07	L.S.	

1283-2(б)

Communication on material fact
"Data on accrued and/or paid revenues on the issuer's securities"
"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds)

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 45 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***

2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005).
The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,50% p.p.a. (Order № 460 of December 06, 2005).

2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***Order № 460 of December 06, 2005***

2.7. The content of the issuer's obligation, the obligation's size in money terms:
Payment of BT-3 series Bonds interest (coupon) yield on the 3-rd coupon to the amount of :
RUR 97 474 000 – accrued yield,
RUR 97 473 780 – yield paid (net of individual income tax),
RUR 220 – the issuer transferred individual income tax to the budget.

2.8. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
The yield on the 3-rd coupon of BT-3 series Bonds was paid:
RUR 97 474 000 – accrued yield, 8,5% p.p.a. (RUR 42,38),
RUR 97 473 780 – yield paid (net of individual income tax),
RUR 220 – the issuer transferred individual income tax to the budget.

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in the Russian Federation currency, by non-cash payment

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
June 05, 2007.

2.11. Total amount of interest and/or other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-3 series Bonds:
RUR 292 422 000 – accrued yield,
RUR 292 421 560 – yield paid (net of individual income tax),
RUR 440 – the issuer transferred individual income tax to the budget.

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC VolgaTelecom	signature	D.B. Kostin
3.2. Date " 05 " June 20 07	L.S.	

1283-2(6)

Communication on material fact
"Data on accrued and/or paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds)
2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 44 – 00137 – A, November 10, 2005.***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 8 of 03.10.2005).
The interest rate of the first coupon is set by OJSC VolgaTelecom General Director at 8,20% p.p.a. (Order № 459 of December 06, 2005).
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***Order № 459 of December 06, 2005***
2.7. The content of the issuer's obligation, the obligation's size in money terms:
Payment of BT-2 series Bonds interest (coupon) yield on the 3-rd coupon to the amount of RUR 122 670 000
2.8. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
The yield on the 3-rd coupon of BT-2 series Bonds was paid
To the amount of RUR 122 670 000;
8,20% p.p.a. (RUR 40,89)
2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in the Russian Federation currency, by non-cash payment
2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
June 05, 2007.
2.11. Total amount of interest and/or other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-2 series Bonds to the amount of RUR 368 010 000
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for corporate development of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 05 " June 20 07		

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

12§3-2(b)

Communication on material fact
"Data about the facts that resulted in single increase (decrease) of the issuer's net profit or net loss by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. The fact (facts) that resulted in single *increase in the issuer's net profit* by more than 10 percent:

In quarter I of 2007 the Company operated in accordance with approved budget for 2007. The change of financial result for the reporting period is explained by occurrence of a number of noncharacteristic events which had material effect on financial result of the Company's activity in quarter IV of 2006, and namely – reflection of expenses of quarter III of 2006 under the settlements for traffic transit (249,8 million rubles). This circumstance is related to the fact that new contract relations with a number of operators, taking into account regulatory documents requirements, and effective since 01.07.2006, were executed in quarter IV of 2006. Realization of the project of wideband access service development and also of national project "Education" resulted in writing-off of expenses related to the acquisition of additional equipment for wideband access to the expenses of quarter IV of 2006. The volume of gain in proceeds for quarter I of 2007 amounted to 88,5 million rubles vs. the prior reporting period.

2.2. The date of the fact (facts) occurrence that resulted in single *increase in the issuer's net profit* or net loss by more than 10 percent:

April 27, 2007

2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 4 of 2006) preceding the reporting period when the related fact (facts) occurred:

45 487 thousand rubles.

2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 1 of 2007) when the related fact (facts) occurred:

818 374 thousand rubles.

2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent:

772 887 thousand rubles.

1699,1%

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	(signature)	S.V. Omelchenko
3.2. Date " 28 " April 20 07		
3.3. Deputy to OJSC "VolgaTelecom" chief accountant	(signature)	N.P. Voronkova
3.4. Date " 28 " April 20 07		

Открытое акционерное общество "ВолгаТелеком" * Нижний Новгород * ВолгаТелеком

7283-2(6)

Communication on material fact
"Data about the facts that resulted in single increase (decrease) of the issuer's net profit or net loss by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**

2. The communication's content

2.1. The fact (facts) that resulted in single *decrease of the issuer's net profit* by more than 10 percent:

The change of financial performance in the period under analysis was affected by the reflection of expenses of the third quarter for traffic transit settlements (249,8 million rubles). This circumstance is connected with the fact that new contract relations with a number of operators, complying with the requirements of regulatory documents effective since 01.07.2006, were executed in quarter 4 of 2006.

Implementation of the project of wideband access service development, and also of national project "Education" resulted in writing off of the expenses related to the acquisition of additional equipment for wideband access to expired costs. In addition, in quarter 4 the Company received from the federal budget reimbursement of expenses for earlier vested benefits to the amount of 100 million rubles which is considerably less than the amount reimbursed in quarter 3.

2.2. The date of the fact (facts) occurrence that resulted in single *decrease of the issuer's net profit* or net loss by more than 10 percent:

March 31, 2007

2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 3 of 2006) preceding the reporting period when the related fact (facts) occurred:

925 913 thousand rubles.

2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 4 of 2006) when the related fact (facts) occurred:

45 487 thousand rubles.

2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent:

880 426 thousand rubles.

95,09%

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature) L.S.	D.B. Kostin
3.2. Date " 02 " April 20 07		
3.3. OJSC "VolgaTelecom" chief accountant	(signature)	N.I. Popkov
3.4. Date " 02 " April 20 07		

1283-2(b)

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID REVENUES ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing paperless bonds, 6-Y series

2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration):
№ 4-38-00137-A, 25.10.2002.

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body which assigned identification number to securities issue (to additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal commission for securities market.***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002; minutes № 2.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002; minutes № 2.***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds (income tax inclusive) – 4 335,01 rubles;
the size of revenue per one bond (income tax inclusive) – 8,67 rubles.
Bond yield is charged for the period from the start date of the bonds placement by the issuer to the date of filing the application for the bond's retirement. The application for the bonds retirement may be filed on any day during the retirement period and in this connection the amount due to payment on the bonds should be adjusted as of the end date of revenue payment.

2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in Russian Federation currency.***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: *30.06.2007.*

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): –

3. Signature

3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 02 " April 20 07		

ВолгаТелеком г. Нижний Новгород

RECEIVED

12§3-2(б)

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO THE ISSUER'S SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing paperless bonds, 5-Y series

2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration):
№ 4-37-00137-A, 25.10.2002.

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body which assigned identification number to securities issue (to additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal commission for securities market***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002; minutes № 2***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002; minutes № 2***

2.7. Total amount of interest and/or other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 3 769,09 rubles;
the size of revenue per one bond - 7,54 rubles.

2.8. The form of payment of revenues on the issuer's securities (cash, other property): ***cash in Russian Federation currency***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.03.2007.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***3 769,09 rubles.***

2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical capability is available;
- receiving the bond's face value from the issuer when the bond is retired;
- getting cash revenue in the size of 0,1% per year of the bond's face value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond's retirement.
For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***1 003 769,09 rubles.***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
the obligation was performed.

3. Signature

3.1. Deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" corporate development	(signature)	D.B. Kostin
3.2. Date " 02 " April 2007	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

1283-2(b)

Открытое акционерное общество

ВолгаТелеком

603000, Россия, г. Нижний Новгород, пл. М. Горького, Дом Связи

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет Вас о проведении годового общего собрания акционеров 22 июня 2007 года в форме собрания — совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение Годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), а также распределение прибыли (в том числе выплата дивидендов) и убытков Общества по результатам отчетного 2006 финансового года.
2. О внесении изменений в Устав Общества.
3. О внесении изменений в Положение о Совете директоров Общества.
4. О внесении изменений в Положение о порядке проведения общего собрания акционеров Общества.
5. Избрание членов Совета директоров Общества.
6. Избрание членов Ревизионной комиссии Общества.
7. Утверждение аудитора Общества на 2007 год.
8. Определение размера годового вознаграждения членам Совета директоров Общества.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 3 мая 2007 года.

С 22 мая 2007 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи	с 9.00 до 18.00	местного времени
г. Киров, ул. Дрелевского,43/1	с 8.00 до 17.00	местного времени
г. Йошкар-Ола, ул. Советская, 138	с 8.00 до 17.00	местного времени
г. Саранск, ул. Большевистская,13	с 8.30 до 17.30	местного времени
г. Оренбург, ул. Володарского, 11	с 9.00 до 18.00	местного времени
г. Пенза, ул. Куприна, 1/3	с 8.00 до 17.00	местного времени
г. Самара, ул. Красноармейская, 17	с 8.00 до 17.00	местного времени
г. Саратов, ул. Киселева, 40	с 8.00 до 17.00	местного времени
г. Ульяновск, ул. Л. Толстого, 60	с 8.00 до 17.00	местного времени
г. Ижевск, ул. Пушкинская, 278	с 8.00 до 17.00	местного времени
г. Чебоксары, пр. Ленина, 2	с 8.00 до 17.00	местного времени

а также на сайте Общества в Интернет по адресу: www.vt.ru на русском и английском языках.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по почтовому адресу Общества: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи; либо по почтовому адресу Регистратора: 107078, г. Москва, ул. Каланчевская, д.15 А, а/я 162.

Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее, чем за два дня до даты проведения собрания, т.е. не позднее 19 июня 2007 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации или документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Совет директоров ОАО «ВолгаТелеком»

Телефон для справок: 8-8312-37-50-12

RECEIVED 2007 JUL 12 P

(Н. И. Покровская)

Корпоративный секретарь ОАО „ВолгаТелеком"

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

Российская газета
№ 105п (4368) от 21.05.2007 г.

1283-2(6)

QUATERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter I of 2007

The issuer's location: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The information contained in this quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

General Director Date: May 11, 2007.	signature	/S.V. Omelchenko / Name
Chief accountant Date: May 11, 2007.	signature	/ N.I. Popkov / Name

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone: (8312) 37 51 39
Fax: (8312) 30 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=312

Table of contents

Introduction 7

I. Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management body structure 8
1.1.1. The issuer's collegial management body 8
1.1.2. The issuer's collegial executive body 8
1.1.3. The issuer's single executive body 9
1.2. Data on the issuer's bank accounts 9
1.3. Data on the issuer's auditor (auditors) 12
1.4. Data on the issuer's appraiser 14
1.5. Data on the issuer's advisers 14
1.6. Data on other persons who signed this quarterly report 14

II. Basic information on the issuer's financial-economic standing

2.1. Performances of the issuer's financial-economic activity 15
2.2. The issuer's market capitalization 18
2.3. The issuer's liabilities 20
2.3.1. Accounts payable 20
2.3.2. The issuer's credit background 22
2.3.3. The issuer's liabilities from the guarantee provided to third parties....................................25
2.3.4. The issuer's other liabilities 26
2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement 26
2.5. Risks related to the acquisition of being placed (placed) issuing securities....................................26
2.5.1. Industry risks 26
2.5.2. Country and regional risks 28
2.5.3. Financial risks 30
2.5.4. Legal risks 32
2.5.5. Risks related to the issuer's activity 33
2.5.6. Bank exposure 34

III. Detailed information about the issuer

3.1. Background of establishment and development of the issuer....................................34
3.1.1. Data on the issuer's brand name 34
3.1.2. Data on the issuer's state registration 35
3.1.3. Data on establishment and development of the issuer....................................36
3.1.4. Contact information 37
3.1.5. Taxpayer Identification Number 38
3.1.6. The issuer's branches and representation offices....................................38

3.2. The issuer's core economic activity 39
3.2.1. The issuer's industry membership 39
3.2.2. The issuer's core economic activity 40
3.2.3. The issuer's raw products (materials) and vendors 43
3.2.4. The issuer's products (works, services) sales markets 55
3.2.5. Data on the issuer's licenses 56
3.2.6. The issuer's joint activity 64
3.2.7. Additional requirements to issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents..64
3.2.7.1. For joint stock investment funds 64
3.2.7.2. For insurance undertakings 64
3.2.7.3. For credit institutions 64
3.2.7.4. For mortgage agents 64
3.2.8. Additional requirements to issuers the core activity of which is mining operations 64
3.2.9. Additional requirements to issuers the core activity of which is communication services provision 64
3.3. The issuer's future activity plans 127
3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations 127
3.5. The issuer's subsidiary and affiliated economic companies 128
3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets 148
3.6.1. Fixed assets (property, plant and equipment)..148

IV. Data on the issuer's financial and economic activities

4.1. The results of the issuer's financial and economic activities 150
4.1.1. Profit and losses 150
4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works, services and profit (losses) of the issuer from core activity 152
4.2. The issuer's liquidity, adequacy of the issuer's capital and current assets 154
4.3. The size and the structure of the issuer's capital and working capital..156
4.3.1. The size and the structure of the issuer's capital and working capital 156
4.3.2. The issuer's financial investments 158
4.3.3. The issuer's intangible assets 161
4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations 161
4.5. Analysis of the development trends in the issuer's core activity area 162
4.5.1. Analysis of factors and conditions affecting the issuer's operation..172
4.5.2. The issuer's competitors..173

V. Detailed data on persons - members of the issuer's management bodies,

the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and competencies of the issuer's management bodies.............175
5.2. Information about the persons – members of the issuer's management bodies...........182
5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer 215
5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activity 218
5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activity 220
5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity.................................230
5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers) 231
5.8. Data on any obligations of the issuer to the employees (workers) related to their capabilities to participate in the issuer's charter (reserve) capital (share fund)..........232

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants) 232
6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the charter (reserve) capital (share fund) or at least 20% of their common stock...232
6.3. Data on equity stake of the state or municipal formation in the issuer's charter (reserve) capital (share fund), availability of special right ("golden share").............235
6.4. Data on limitations for participation in the issuer's charter (reserve) capital (share fund) 235
6.5. Data on changes in composition and equity stake of the issuer's stockholders (participants) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock....................................235
6.6. Data on related party transactions made by the issuer...240
6.7. Data on the size of the accounts receivable 241

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement 243
7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter 243
7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year 243
7.4. Data on the issuer's accounting policy 244

7.5. Data on total amount of export, and also on the share of export in the total volume of sales 245
7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year 245
7.7. Data on the issuer's involvement in legal processes in case, when such involvement may materially affect the issuer's financial-economic activity 245

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer 246
8.1.1. Data on the size, structure of the issuer's charter (reserve) capital (share fund) 246
8.1.2. Data on the changes in the size of the issuer's charter (reserve) capital (share fund) 247
8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer 248
8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body 249
8.1.5. Data on business entities in which the issuer possesses at least 5% of the charter (reserve) capital (share fund) or at least 5% of common stock 251
8.1.6. Data on revenue-intensive transactions made by the issuer 256
8.1.7. Data on the issuer's credit ratings 257
8.2. Data on each category (type) of the issuer's shares 263
8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares 267
8.3.1. Data on the issues, all the securities of which are paid off (cancelled) 267
8.3.2. Data on the issues, the securities of which are in circulation 276
8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default) 311
8.4. Data on entity (entities) that provided guarantee for the issue bonds 311
8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds 312
8.5.1. Terms and conditions of the guarantee to perform obligations on mortgage cover bonds 316
8.6. Data on organizations that keep record of rights for the issuer's issuing securities 316
8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents 317
8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer 317
8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the income on the issuer's bonds 320
8.10. Other data 341

Supplement № 1 OJSC «VolgaTelecom" annual accounting statement for 2006 341

Supplement № 2 Explanatory memorandum to OJSC «VolgaTelecom" annual accounting statement for 2006..359
Supplement № 3 OJSC "VolgaTelecom" quarterly accounting statement for quarter 1 of 2007 426
Supplement № 4 OJSC "VolgaTelecom" accounting policy for 2007..............................432

Introduction

Full and abbreviated brand name of the issuer:
Full brand name of the issuer:
Открытое акционерное общество «ВолгаТелеком»
Full brand name of the issuer in English:
Open Joint Stock Company "VolgaTelecom"
Abbreviated brand name of the issuer: ***ОАО «ВолгаТелеком»***
Abbreviated brand name of the issuer in English: ***OJSC "VolgaTelecom"***

The issuer's location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation

The issuer's contact telephone numbers and e-mail address:
Phone: ***(831 2) 37 50 09; 37 50 00***
Fax: ***(831 2) 30 67 68***
E-mail: **gd@vt.ru**

The address of the web site in the Internet where the full text of the issuer's quarterly report is published:
http://www.vt.ru/?id=312

The grounds of creation with the issuer of obligation to disclose the information in the form of quarterly report:

- ***the issuer is a joint stock company established during privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares as the privatization plan provided for the capability of the issuer's shares carve-out to more than 500 purchasers;***
- ***the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.***

"The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report".

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **the Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Kuznetsov Sergey Ivanovich***
Year of birth: ***1953***

Member of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bulancha Sergey Anatolievich
Year of birth: ***1959***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Enin Evgenyi Petrovich
Year of birth: ***1958***
Morozov Andrey Vladimirovich
Year of birth: ***1978***
Omelchenko Sergey Valerievich
Year of birth: ***1963***
Savchenko Victor Dmitrievich
Year of birth: ***1960***
Fedorov Oleg Romanovich
Year of birth: ***1968***
Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Ershov Oleg Vladimirovich
Year of birth: ***1977***
Ketkov Alexander Yulievich
Year of birth: ***1972***
Kostin Denis Borisovich
Year of birth: ***1969***
Petrov Mikhail Victorovich

Year of birth: ***1973***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Ulyanov Vladimir Vasilievich
Year of birth: ***1951***

1.1.3. The issuer's single executive body: **General Director**

The person holding the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

The list of accounts of OJSC "VolgaTelecom" General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank's department where the account is established. Location.	Currency	Account category
	General directorate							
1	40702810142020002011	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
2	40702810442020001796	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Receipts
3	40702810642020400003	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	RUR	Expense
4	40702978342020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Current, currency
5	40702978142020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	EUR	Transit, currency
6	40702840742020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	USD	Current, currency
7	40702840542020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	USD	Transit, currency
8	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Current, currency

9	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	RUR	Expense
10	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod city, Semashko str., 12	USD	Transit, currency
11	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, 603005, Piskunov str., 3/5	RUR	Expense
12	40702840224000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	USD	Current, currency
13	40702978824000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	EUR	Current, currency
14	40702840324000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	USD	Transit, currency
15	40702978924000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	EUR	Transit, currency
16	40702810924000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, 603950, GSP 78, Reshetnikovskaya str., 4	RUR	Receipts
17	40702810800000001038	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company), (OJSC JSCB "Svyaz-Bank")	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" 125375, Moscow, Tverskaya str., 7	RUR	Receipts-expense
18	40702810200320000097	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, 603005 Nizhny Novgorod city, Pozharskyi str., 20	RUR	Receipts-expense
19	40702810100320100097	7710301140	Inter-regional commercial bank of communication and informatics development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, 603005 Nizhny Novgorod city, Pozharskyi str., 20	RUR	Expense

1.3. Data on the issuer's auditor (auditors)

Information about the auditor (auditors) carrying out (carried out) independent audit of the issuer's bookkeeping and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s), and also about the auditor (auditors) approved (selected) for the audit of the issuer's annual financial (accounting) statement based on the results of current or accomplished fiscal year:

Full brand name:
Limited Liability Company "Ernst & Young"
Abbreviated brand name: ***LLC "Ernst & Young"***
Location: ***Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035, the Russian Federation***
TIN:*7717025097*
Phone: ***(495) 705-97-00*** Fax: ***(495) 755-97-01***
E-mail: moscow@ru.ey.com
Data on the auditor's license:
License number: ***№ E002138, approved by Ministry of Finance order № 223 of September 30, 2002.***
Date of issue: ***30.09.2002***
Validity term: ***till 30.09.2007***
The body that issued the license: ***Russian Federation Ministry of Finance***

Data on the auditor's affiliation to boards, associations or to other trade association (organizations):
LLC "Ernst & Young" participates in the activity of Advisory council for foreign investments in Russia operating under the chairmanship of LLC "Ernst & Young" and the Chairman of the Russian Federation Government.

LLC "Ernst & Young" also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance at Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.

LLC "Ernst & Young" officers take active part in the activity of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.

LLC "Ernst & Young" experts are the members of the following committees:

Russian Union of Industrialists and Entrepreneurs:

Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of small and medium business development; Committee for corporate governance; Working group for gas industry reform; Working group for the problems of financial and securities market; Working group for power industry reform.

American Chamber of Commerce:

Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communication; investments; leasing; property; security; taxation.

European Business Association:

Committees: of automakers; for corporate governance issues; for customs; for labor relations; for IT; for power industry; for property; for taxation.

Union of German Economy:

Committee for foreign trade; Committee for taxes and financial reporting.

Non-commercial partnership "Institute of professional accountants of Russia":

Executive council; Committee for international relations of the Institute of professional accountants of Russia.

LLC "Ernst & Young" is a member of this organization – minutes № 11/-05 of November 23, 2005.

LLC "Ernst & Young" is also a longstanding member of Association of Russian banks.

Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer:

RAS accounting statement for 2006. As per the contract's terms and conditions the audit opinion based on the results of conducted audit will be received in quarter 2 of 2007.

The factors that may affect the independence of the auditor from the issuer:

There are no such factors.

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's participation shares (the auditor's officials) in the issuer's charter capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***

The procedure of the issuer's auditor election.

Availability of tender procedure related to the auditor election:

Starting since 2006 fiscal year the procedure of the auditor election is regulated by "Provision on the procedure of holding tender of electing an auditor for mandatory check of accounting bookkeeping and drawing up of financial (accounting) statement of OJSC "VolgaTelecom". In 2003 - 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the stockholders meeting:

The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of stockholders. The auditor is elected by voting at the annual general meeting of stockholders.

Information about the activities carried out by the auditor within special audit engagements:

In regard to accounting statement for year 2006 there were no activities within special audit engagements.

In regard to accounting and financial statement for year 2005 the following audit procedures were conducted:

- of pension liabilities for 2001 – 2005.

The procedure of determination of the auditor's fee size:

The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's

employees depending on the employees' category and time spent by the employees to render these services.

The actual fee paid to the auditor for 2003 is RUR 12 569 56.

The actual fee paid to the auditor for 2004 is RUR 11 838 894.

The actual fee paid to the auditor for 2005 is RUR 23 263 243.

The fee under the contract of audit for 2006 is US$720 000, exclusive of VAT and overhead costs; the equivalent in RUR – 20 721 600.

The actual fee to the auditor based on the results of 2006 and paid in 2006 is RUR 7 574 659, inclusive of VAT – RUR 1 155 456, paid in quarter 1 of 2007 – RUR 10 174 681, inclusive of overhead costs – RUR 293 973 and VAT – RUR 1 604 985.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

There are no deferred and delayed payments for the services rendered by the auditor.

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:

During the reporting quarter the issuer did not involve the appraiser

- to determine the market price of securities being placed and of placed securities in circulation;

- to render other services of evaluation related to securities emission.

Data on the appraiser involved in reassessment of fixed assets of the issuer or the issuer's real property assets for the last 5 accomplished fiscal years and during the reporting quarter:

During the last 5 accomplished fiscal years and the reporting quarter the issuer did not involve the appraiser in reassessment of fixed assets or real property assets.

1.5. Data on the issuer's advisers

Financial adviser at securities market which renders the appropriate services to the issuer on the basis of contract and also other entities rendering consulting services related to securities emission to the issuer, and which signed quarterly report and/or registered offering memorandum of securities being in circulation:

During the reporting quarter the issuer did not involve such advisers.

Data on other advisers the disclosure of which, by the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

During the reporting quarter the issuer did not involve such advisers.

1.6. Data on other persons who signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Performances of the issuer's financial-economic activity

Performances characterizing the Issuer's financial standing:

Description	Performance value in the reporting period				
	31.12.02.*	31.12.03.	31.12.04.	31.12.05.	31.12.06.
The issuer's net assets value, RUR thousand	11 713 353	13 163 440	14 822 820	16 515 274	18 376 404
Ratio of raised funds amount to capital and reserve, %	36 %	63 %	93%	95%	99,6%
Ratio of short-term liabilities amount to capital and reserves, %	28 %	37 %	54%	39%	38%
Cover of payments for debts service, %	74%	70%	47%	66%	70%
Overdue debt level , %	6 %	2 %	2%	2%	0%
Accounts receivable turn-over, times	9,8 times	8,9 times	12,4 times	12,0 times	7,9 times
Share of dividends in profit, %	13%	12%	18%	18%	-
Labor efficiency, RUR thousand/man	214	298	390	460	509
Depredation and amortization to proceeds amount, %	9%	10%	10%	12%	13%

- during calculation the performances of back-up organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002 were used, these performances being obtained by line-by-line aggregation.

Solvency, in the first place, means the availability with the issuer of cash and cash equivalents sufficient for settlement of accounts payable requiring prompt payment.

Thus, the basic features of solvency are:

- ***availability of proprietary resources of sufficient volume;***
- ***reduction of overdue accounts payable.***

During all the periods under analysis the issuer carried out its operating activity at the expense of its proprietary resources.

In December 2006 at the stage of court proceedings the issuer made amicable settlement with the Ministry of finances of the Russian Federation, the terms of this settlement were approved on March 21, 2007 by the Arbitration court of Nizhny Novgorod oblast. The amicable settlement came into force on December 27, 2006 and stipulates the settlement of the debt by way of its restructuring with concurrent debt amortization to the amount of penalty interest charged for out-of-time performance of cash commitments. The restructured debt will be repaid (redeemed) annually in equal shares before January 01, 2012.

During 2002-2006 the issuer's net assets are steadily growing. As of 31.12.2006 the issuer's net assets amounted to RUR 18 376 404 thousand.

Thus, despite the invariance of the charter capital the issuer has demonstrated considerable growth of net assets amount. Substantial surplus of net assets over the charter capital is one of the basic criteria of the issuer's financial stability.

Despite the permanent growth, by the results of 2002-2006 the volume of raised funds did not exceed the issuer's capital and reserve value.

As of 31.12.2006 the share of raised funds in the issuer's capital and reserve was 99,6%, which is by 4,6% more than as of 2005 end. This is connected with continuation of investment program implementation.

In 2006 the share of current liabilities in the issuer's capital and reserve reduced by 1% and was 38%.

The issuer has acceptable debt load and is relatively independent from creditors.

Turn-over performances characterize the issuer's business activity and the efficiency of management operation. That is why when the rate of turn-over is increasing one may speak about the increase of the issuer's solvency. At the same time the volume of rendered services is growing as well as the volume of mutual settlements. For 2006 a reduction of the issuer's accounts receivable occurred, the reduction was connected with commencement of law "On communication" № 126-ФЗ of 07.07.2003 when providing access to telephone network (phone installation) the individuals are granted payment by installments up to 12 months which results in the fact that the period of payment occurrence date is growing and the turn-over is reducing.

Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC "VolgaTelecom" is the issuer with reasonable financial standing. Upon the whole the Company's solvency and financial standing are at acceptable level and positive behavior of most of basic financial performances for 2006 testifies about it.

The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC "VolgaTelecom" to achieve more efficient operation.

The performances characterizing the issuer's financial standing are provided as of 31.03.2007:

Performance description	Accounting treatment	Q I-2006	Q I-2007
The issuer's net assets value, RUR thousand	In accordance with the procedure established by Russia's Ministry of Finances and/or federal body of executive authority for securities market for joint-stock companies	*17 331 211*	*19 183 081*
Ratio of raised funds amount to capital and reserve, %	(Long-term liabilities as of the reporting period end + Current liabilities as of the reporting period end) / (Capital and reserves as of the reporting period end) x 100	*85,7%*	*90,1%*
Ratio of current liabilities amount to capital and reserves, %	(Current liabilities as of the reporting period end) / (Capital and reserves as of the reporting period end) x 100	*33,3%*	*31,3%*
Cover of payments for debts service, %	(Net profit for the reporting period + Amortization deductions for the reporting period) / (Liabilities that were due to redemption during the reporting period + interest due to payment in the reporting period) x 100	*26,0%*	*27,1%*
Overdue debt level, %	(Overdue debt as of the reporting	*1,7%*	

	period end) / (Long-term liabilities as of the reporting period end + Current liabilities as of the reporting period end) x 100%		*0%*
Accounts receivable turn-over, times	(Proceeds from sale of commodities, products, works and services net of VAT, excise and similar taxes and compulsory payments) / (Accounts receivable as of the reporting period end – Debt of participants (promoters) as regards contributions to charter capital as of the reporting period end)	*2,1 times*	*2 times*
Share of dividends in profit, %	(Dividends on ordinary shares based on the results of the accomplished fiscal year) / (Net profit based on the results of the accomplished fiscal year – Dividends on preferred shares based on the results of the accomplished fiscal year) x 100	-	-
Labor efficiency, RUR/man	(Proceeds) / (Staff on the payroll)	*111 989*	*159 150*
Depredation and amortization to proceeds amount, %	(Amortization expenses) / (Proceeds) x 100	*14,2%*	*14,0%*

The treatment recommended by Russia's FFMS was used to calculate the referenced performances.

The growth of net assets value is the basic initial performance of the enterprise financial standing stability. For quarter 1 of 2007 the issuer's net assets value grew by 10,7% or RUR 1 852 million vs. similar period of the past year.

The performances of the ratio of raised funds amount to capital and reserve and the ratio of current liabilities to capital and reserve are the performances of the issuer's financial leverage. The greater these performances are, the greater is the issuer's financial leverage from external counterparties, the lower are these performances the lower is the company's leverage. In quarter 1 of 2007 the issuer's financial leverage from external counterparties has slightly grown.

A positive performance is the growth of share of long-term raised funds which may positively impact the Company's financial stability.

As of 31.03.2007 the share of raised funds in the issuer's capital and reserves was 90,1%, which is by 90,1% more vs. the similar period of the past year.

The share of current liabilities in the issuer's capital and reserves during 3 months of 2007 also reduced by 2,0% vs. similar period of the past year and amounted to 31,3%.

The issuer has an acceptable debt load and is relatively independent from creditors.

The behavior of labor efficiency performance (increase by 42,1% vs. similar period of the past year) testifies to the fact that the issuer's activity efficiency has improved.

Basing on the results of evaluation of the issuer's financial standing for the periods under analysis OJSC "VolgaTelecom" is the company with reasonable financial standing. Upon the whole the issuer's solvency and financial stability are at acceptable level despite negative behavior of some of the performances.

The issuer has fair chances to for further development. The implementation of scheduled investment projects will help OJSC "VolgaTelecom" to achieve more efficient operation.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization as of the end date of each fiscal year and as of the end date of the last accomplished reporting period:

OJSC "VolgaTelecom" total market capitalization:

End date of fiscal year/end date of the last accomplished reporting period	Total capitalization, US$	Total capitalization, RUR
31.12.2002	*372 563 397*	*11 841 704 036*
31.12.2003	*703 247 172*	*20 713 793 827*
31.12.2004	*946 325 262*	*26 259 295 798*
31.12.2005	*1 274 387 471*	*36 680 057 385*
31.12.2006	*1 815 126 411*	*47 881 038 081*
31.03.2007	*1 785 300 219*	*46 454 225 823*

As of the end date of the reporting period the issuer's shares are allowed for circulation by two trading organizers at securities market:

- ***Open Joint Stock Company "Stock Exchange "Russian Trading System" (OJSC "RTS");***
- ***Closed Joint Stock Company "Stock Exchange MICEX" (CJSC "SE MICEX").***

Non-Commercial Partnership "Stock Exchange "Russian Trading System" (NCP RTS) - trading organizer was selected for calculation of weighted average price of a share for 2002-2004, the issuer's shares had been circulating in NCP RTS trading system since December 1996 to December 31, 2006.

OJSC "RTS" - trading organizer was selected for calculation of market price of a share for 2005-2007, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.

Methods of determining the issuer's market capitalization:

1. For 2002-2004.

Market capitalization is calculated as the product of the quantity of shares of corresponding category (type) by weighted average price of a share of this category (type). Weighted average price is calculated by 10 largest transactions made via the trading organizer at securities market in the month preceding the month when the last reporting quarter ends, or in the last month of each accomplished fiscal year for which the issuer's market capitalization is provided.

In case, if during the month specified in this item less than 10 transactions were made via the trading organizer at securities market, weighted average price of a share is calculated by 10 largest transactions made via the trading organizer at securities market during 3 months preceding the month when the last reporting quarter ends, or during 3 last months of each accomplished fiscal year for which the information about the issuer's market capitalization is provided.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trading organizer at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trading organizer at securities market by 10 largest transactions made via the trading organizer at securities market is not applied.

In case, if during the 3 months specified above in this item less than 10 transactions were made via the trading organizer at securities market, the issuer's market capitalization is calculated on the basis of weighted average price of shares allowed for circulation by the trading organizer at securities market, the price being calculated on the basis of two-way deals actually concluded during

the trading session via the trading organizer at securities market during the 3 months specified above in this item.

In case, if for some reasons the information about made transactions may not be provided by the trading organizer at securities market, the method of determining the issuer's market capitalization on the basis of calculation of weighted average price of shares allowed for circulation by the trading organizer at securities market is not applied.

2. For 2005-2007.

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trading organizers" approved by Russia's FCSM Regulation № 03-52/nc of 24.12.2003 (registered with the Ministry of justice of the Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the trading organizer at securities market.

Market price of issuing securities allowed for circulation via a trading organizer is calculated in the following way:

In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trading organizer, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trading organizer.

In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trading organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trading organizer.

In case if during the last 90 selling days via the trading organizer there were made less than ten transactions on one security, then the market price is not calculated.

In case if on the date of the trading organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trading organizer and established during 90 selling days is recognized to be the market price.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished reporting period	US$/RUR rate*, RUR	Weighted average price, US$	Market price, 03-52/nc, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2002	*31,7844*	*1,25144*	--	*245 969 590*	*307 816 184*	*9 783 752 719*
31.12.2003	*29,4545*	*2,33161*	--	*245 969 590*	*573 505 156*	*16 892 307 617*
31.12.2004	*27,7487*	*3,12287*	--	*245 969 590*	*768 131 054*	*21 314 638 178*
31.12.2005	*28,7825*	--	*114,96654*	*245 969 590*	*982 481 463*	*28 278 272 708*
31.12.2006	*26,3789*	--	*157,43116*	*245 969 590*	*1 467 964 088*	*38 723 277 878*
31.03.2007	*26,0204*	--	*152,60039*	*245 969 590*	*1 442 524 149*	*37 535 055 362*

* *Official US$/RUR rate established by the Russian Federation Central Bank as of the end date of the reporting period.*

Preferred registered shares:

End date of fiscal year/end date of the last accomplished reporting	US$/RUR rate*,	Weighted average price, US$	Market price,	Quantity of shares	Capitalization, US$	Capitalization, RUR

period	RUR		03-52/nc, RUR			
31.12.2002	*31,7844*	*0,78976*	--	*81 983 404*	*64 747 213*	*2 057 951 317*
31.12.2003	*29,4545*	*1,58254*	--	*81 983 404*	*129 742 016*	*3 821 486 210*
31.12.2004	*27,7487*	*2,17354*	--	*81 983 404*	*178 194 208*	*4 944 657 620*
31.12.2005	*28,7825*	--	*102,48153*	*81 983 404*	*291 906 008*	*8 401 784 677*
31.12.2006	*26,3789*	--	*111,70261*	*81 983 404*	*347 162 323*	*9 157 760 203*
31.03.2007	*26,0204*	--	*108,79239*	*81 983 404*	*342 776 070*	*8 919 170 461*

* *Official US$/RUR rate established by the Russian Federation Central Bank as of the end date of the reporting period.*

Note:

The data for 2002 and 2004 were calculated on the basis two-way deals concluded during trading session at NCP RTS stock exchange.

To prepare the data as of December 31, 2003 the information about addressless transactions was used.

To prepare the data for 2005 - 2006 and as of March 31, 2007 only the information about market transactions concluded at OJSC RTS stock exchange was used.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Total amount of accounts payable and total amount of overdue accounts payable of the issuer are provided for 5 last accomplished fiscal years and as of 01.04.2007:

Item description	31.12.2002	31.12.2003	31.12.2004	31.12.2005	31.12.2006
Total amount of accounts payable (RUR thousand)	*3 919 176*	*7 965 951*	*13 386 692*	*15 308 591*	*17 830 537*
Total amount of overdue accounts payable (RUR thousand)	*233 219*	*270 240*	*275 984*	*244 423*	*0*

Item description	Q I-2006	Q I-2007
Total amount of accounts payable, RUR thousand *	*14 461 616*	*16 845 378*
Total amount of overdue accounts payable, RUR thousand	*249 096*	*0*

* The funds are reflected from lines 590 "Total for section Long-term liabilities" and 690 "Total for section Current liabilities" minus line 640 " Unearned revenue" of the accounting balance-sheet.

The issuer's credit policy is aimed at the increase of share of long-term liabilities in the total amount of the Company's accounts payable.

The advantages of long-term crediting:

- ***Debt load is distributed for a longer period;***
- ***Insignificant spread between the cost of short-term borrowings and long-term borrowings with other advantages;***
- ***Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;***
- ***Conducting the operations with own debt securities allows for flexible management of arrears.***

The issuer has no overdue accounts payable as of 31.12.2006 and as of 31.03.2007.

In December 2006 at the stage of court proceedings the Company made amicable settlement with the Ministry of Finances of the Russian Federation, the terms of this settlement were approved on March 21, 2007 by the Arbitration court of Nizhny Novgorod oblast. The amicable settlement came into force on December 27, 2006 and stipulates the settlement of the debt by way of its restructuring with concurrent debt amortization to the amount of penalty interest charged for out-of-time performance of cash commitments. The restructured debt will be repaid (redeemed) annually in equal shares before January 01, 2012.

As of December 31, 2006 and March 31, 2007 the total restructured debt to the Ministry of Finances of the Russian Federation amounts to RUR 166 203 thousand (Euro 4 790,3 thousand).

The structure of the issuer's accounts payable with indication of obligation performance date for 2006:

As of 31.12.2006

Accounts payable description	Payment occurrence date	
	Less than a year	**More than a year**
Trade payables, RUR thousand	*3 535 440*	
Including overdue trade payables, RUR thousand	-	*x*
Accounts payable to the Company's personnel, RUR thousand	*59 233*	
Including overdue accounts payable, RUR thousand	-	*X*
Accounts payable to budget and government extrabudgetary funds, RUR thousand	*176 182*	
Including overdue accounts payable, RUR thousand	-	*X*
Credits, total, RUR thousand	*1 318 926*	*320 000*
Including overdue, RUR thousand	-	*X*
Loans, total, RUR thousand	*122 092*	*8 645 335*
Including overdue, RUR thousand		*X*
Including bonded loans, RUR thousand	-	
Including overdue bonded loans, RUR thousand	-	*X*
Other accounts payable, RUR thousand *	*1 412 980*	*2 240 349*
Including overdue, RUR thousand	-	*X*
Total, RUR thousand	*6 624 853*	*11 205 684*
Including overdue, RUR thousand	-	*X*

* exclusive of unearned revenue.

There are no creditors whose share in the issuer's total amount of accounts payable is at least 10% as of 31.12.2006.

The structure of OJSC "VolgaTelecom" accounts payable with indication of obligation performance date for quarter 1 of 2007:

As of 31.03.2007

Accounts payable description	Payment occurrence date	
	Less than a year	Less than a year
Trade payables, RUR thousand	*2 672 572*	
Including overdue trade payables, RUR thousand		*X*
Accounts payable to the Company's personnel, RUR thousand	*255 469*	
Including overdue accounts payable, RUR thousand		*X*
Accounts payable to budget and government extrabudgetary funds, RUR thousand	*333 860*	
Including overdue accounts payable, RUR thousand		*X*
Credits, total, RUR thousand	*598 572*	*320 000*
Including overdue, RUR thousand		*X*
Loans, total, RUR thousand	*250 754*	*8 622 945*
Including overdue, RUR thousand		*X*
Including bonded loans, RUR thousand	-	
Including overdue bonded loans, RUR thousand		
Other accounts payable, RUR thousand *	*1 591 884*	*2 199 322*
Including overdue, RUR thousand		
Total, RUR thousand	*5 703 111*	*11 142 267*
Including overdue, RUR thousand		*X*

* exclusive of unearned revenue.

There are no creditors whose share in the issuer's total amount of accounts payable is at least 10% as of 31.03.2007.

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's net assets value, as of 01.04.2007 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, RUR/foreign currency	Term of credit (loan)/ debt schedule	Availability of delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days
2002				
In 2002 the specified credit agreements and (or) loan contracts were not concluded.				
2003				
Bonded loan	Legal entities and natural persons	***RUR 1 000 000 000***	***21.02.2003/ 21.02.2006***	***No delay, the loan was repaid***
2004				
Credit line	RF Savings bank	***RUR 1 480 000 000***	***09.06.2004/ 09.06.2009***	***No delay, the loan was repaid ****
2005				

BT-2 series bonded loan	Legal entities and natural persons	***RUR 3 000 000 000***	***06.12.2005/ 30.11.2010 (Offer 05.12.2008)***	***No delay***
BT-3 series bonded loan	Legal entities and natural persons	***RUR 2 300 000 000***	***06.12.2005/ 30.11.2010***	***No delay***
2006				
BT-4 series bonded loan	Legal entities and natural persons	***RUR 3 000 000 000***	***12.09.2006/ 03.09.2013 (Offer 10.09.2009.)***	***No delay***

* The credit was repaid in full ahead of schedule in quarter IV of 2005 in order to reduce the costs for debt portfolio servicing and to substitute the credits for funds raised by BT-2 series bonds floatation.

1. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage.***
The issue's state registration number and the date of state registration of the securities issue: ***4-44-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 pieces.***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at face value: ***RUR 3 000 000 000, which amounts to 9,43% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

2. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage.***
The issue's state registration number and the date of state registration of the securities issue: ***4-45-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 pieces.***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at face value: ***RUR 2 300 000 000, which amounts to 7,23% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

3. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage.***
The issue's state registration number and the date of state registration of the securities issue: ***4-46-00137-A of 06.06.2006.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***19.10.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 pieces.***
Par value of each bond of the issue: ***RUR 1 000***

The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 8,87% of the issuer's assets book value as of the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

Obligation's description	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-2 series)	*3 000 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,2%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*Repayment dates have not occurred.*
					04.12.2007	
					03.06.2008	
					02.12.2008	
				It is defined by the issuer.	*02.06.2009*	
					01.12.2009	
					01.06.2010	
					30.11.2010	
Bonded loan (BT-3 series)	*2 300 000*	*30.11.2010*	*Maturity date has not occurred.*	*8,5%*	*06.06.2006*	*06.06.2006*
					05.12.2006	*05.12.2006*
					05.06.2007	*Repayment dates have not occurred.*
					04.12.2007	
					03.06.2008	
					02.12.2008	
					02.06.2009	
					01.12.2009	
					01.06.2010	
					30.11.2010	

Obligation's description	Principal debt amount, RUR thousand	Maturity date		Interest rate, %	Repayment dates	
		Schedule	Actually		Schedule	Actually
Bonded loan (BT-4 series)	*3 000 000*	*03.09.2013*	*Maturity date has not occurred.*	*7,99%*	*12.12.2006*	*12.12.2006*
					13.03.2007	*13.03.2007*
					12.06.2007	*Repayment dates have not occurred.*
					11.09.2007	
					11.12.2007	
					11.03.2008	
					10.06.2008	
					09.09.2008	
					09.12.2008	
					10.03.2009	
					09.06.2009	
					08.09.2009	
				It is defined by the issuer.	*08.12.2009*	
					09.03.2010	
					08.06.2010	
					07.09.2010	

					07.12.2010	
					08.03.2011	
					07.06.2011	
					06.09.2011	
					06.12.2011	
					06.03.2012	
					05.06.2012	
					04.09.2012	
					04.12.2012	
					05.03.2013	
					04.06.2013	
					03.09.2013	

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Total amount of the issuer's liabilities from the issuer's provided guarantee and the total amount of liabilities of third parties for which the issuer provided guarantee to the third parties, including in the form of pledge or surety:

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004	As of 31.12.2005	As of 31.12.2006	As of 31.03.2007
Total amount of the Issuer's liabilities from the guarantee provided by it, RUR thousand:	*1 903 425*	*4 526 462*	*8 116 121*	*5 984 127*	*5 692 516*	*5 994 720*
including in the form of pledge, RUR thousand:	*769 753*	*3 289 007*	*6 722 595*	*3 743 081*	*3 104 920*	*3 414 717*
in the form of surety, RUR thousand:	*1 133 672*	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*2 580 003*
Total amount of liabilities of third parties for which the Issuer provided guarantee to the third parties, RUR thousand:	*1 133 672*	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*2 580 003*
including in the form of pledge, RUR thousand:	-	-	-	-	-	-
in the form of surety, RUR thousand:	*1 133 672*	*1 237 455*	*1 393 526*	*2 241 046*	*2 587 596*	*2 580 003*

The information on each of the issuer's liabilities from the guarantee provided in the reporting quarter to third parties, including in the form of pledge or surety, making up at least 5 percent of the issuer's assets book value for five accomplished fiscal years and for the reporting quarter:

For 2002

The amount of the issuer's guaranteed liability (of third party): ***RUR 815 000 thousand***
Date of performance: ***2007***
Method of guarantee: ***pledge***
The amount of guarantee: ***RUR 815 000 thousand***
The subject of pledge: ***equipment***
The value of the pledge subject: ***RUR 815 000 thousand***
The period of guarantee: ***5 years***

Evaluation of risk of non-performance or improper performance of guaranteed obligations by third parties: ***by the issuer's evaluation the risk of non-performance or improper performance of***

guaranteed obligations by third parties is low.

The factors which may result in non-performance or improper performance of guaranteed obligations by third parties: ***unforeseen political events, instability of current economic situation, unforeseen increase of tax rates, fluctuation of markets for material resources and services, exchange rate fluctuations.***

Probability of such factors occurrence: ***the probability of occurrence of factors which may result in non-performance or improper performance of guaranteed obligations by third parties is low.***

For 2003
The Issuer did not have liabilities.

For 2004
The Issuer did not have liabilities.

For 2005
The Issuer did not have liabilities.

For 2006
The Issuer did not have liabilities.

For quarter I of 2007
The Issuer did not have liabilities.

2.3.4. The issuer's other liabilities

There are no issuer's agreements, including time transactions, not shown in the accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

Information about the emissions carried out in the form of public offering or private offering under which the company received funds in the reporting quarter:

In the reporting quarter the issuer did not issue securities.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activity and performance of securities obligations. The most important potential changes in the industry, and also the issuer's assumed actions in this case:

Deterioration of the issuer's position in the industry may be caused by the reasons of general economic nature:

- ***potential reduction of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population and upon the whole in the Russian Federation;***
- ***potential general drop of production in Russian economy and deterioration of financial standing of commercial undertakings of the region;***
- ***potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to the reduction of financing of budgetary***

organizations and the growth of their debt for communication services;

- *potential deterioration of investment environment in the country and in the region;*
- *economical risks typical for the Russian Federation upon the whole, including the availability of probability of changes in legislation which may result in the reduction of the issuer's profit or tightening of taxation procedure as regards the yield on the issuer's securities;*
- *potential change of the country's line of policy;*

and by the reasons related to:

- *malfunctions of networks and systems which may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind;*
- *the increase in the equipment cost, electric power and other utility services (products) required for the Company's operation; this may result in the increase in the products (services) prime cost and have effect on the Company's efficiency performances.*

In addition, the issuer's standing in the market is complicated by the following factors:

- *dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs and also ambiguity of tariff reform nature and timeline;*
- *change of interaction pattern with OJSC "Rostelecom" in 2006.*

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC "Rostelecom"; the relations with it are governed by network interconnection contract and the contract of the issuer's services for value to OJSC "Rostelecom".

- *change of interaction pattern with connected operators in 2006.*

In accordance with regulations effective since January 1, 2006, the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to services of local telephone communication were unilateral; as related to ILD, DLD and intrazonal telephone communication, connected operators received a part of revenue from rendering the specified services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection services and traffic transit services when rendering all kinds of telephone communication services are of mutual nature and consist of the following kinds of payments: payment for organization of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenue from connection services and traffic transit services the Company incurs additional expenses related to the payments to operators for organization of connection points, using the connection points and traffic transit via the operator's network.

In addition, connection and traffic transit services have become the services the prices for which are regulated by the government. Correspondingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service for Supervisory control in communications area).

Status of essential operator:

According to orders of Federal Service for Supervisory control in telecommunication area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunication operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; herewith none of the carriers may be prioritized. The refusal of telecommunication operator occupying essential position in PSTN to conclude the contract of electric communication networks connection is not allowed, except for the cases when connection of electric communication networks and their

interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of the Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.

Tariffs for telecommunication services:

In accordance with the Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection services and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. The specified prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.

Accounting treatment of economically justified expenses and standard profit was approved (Order № 189-c/1 of September 5, 2006 of Federal Service for Tariffs).

OJSC "VolgaTelecom" approved the tariffs for connection and traffic transit services since 01.07.2006.

Since February 1, 2007 Russia's Federal Service for Tariffs approved compensation bonus in the amount of 0,44 rubles per minute (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) applicable to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. This compensation bonus allows for the operators to cover the losses occurring when rendering regulated local calls services. It should be noted that since 01.01.2008 it is scheduled to abolish the compensation bonus for call initiation (Government regulation № 637 of 24.10.06).

In accordance with the Russian Federation Government regulation № 637 of 24.10.2005 the Company approved mandatory tariff schedules for residential subscribers with Russia's Federal Service for Tariffs: tariff schedules with time rate system of payment; with subscriber fee system of payment for unlimited number of calls if time charging system is available; with combined system of payment and with subscriber fee system of payment if there is no time charging system; these tariff schedules came into force since February 1, 2007.

Tariff schedules were set on the basis of speaking activity of the Company's subscribers, i.e. of the volume of service consumption.

Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intrazonal communication services:

- provision of access – from RUR 5000 to RUR 9000 depending on the branch and subscriber's category (resident or legal entity);

- provision of a line for permanent use – RUR 120 or RUR 125 depending on the branch for residents and RUR 140 for entities;

- provision of local phone call – RUR 0,22 per minute of the call (RUR 0,23 in Nizhny Novgorod branch).

2.5.2. Country and regional risks

The risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activity provided that the issuer's core activity in this country (region) brings 10 and more percent of income for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- ***Interference of the government regulatory bodies into the issuer's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the company occupying leading positions in the Volga region communication segment would attract more attention to its activity from the part of the state regulatory authorities.***
- ***Reduction by regional authorities of financing of programs of telephonization of their regions.***

The major factors of political risks occurrence are:

- ***Imperfection of legislative base governing economic relations;***
- ***Insufficient efficiency of judicial system;***
- ***Periodical change of authorities in the Russian Federation subjects;***
- ***Change of government policy in relation to telecommunication industry development (elections to RF State Duma in 2007, and elections of the President in 2008);***
- ***Lobbying of interests of foreign capital in RF telecom industry by changing the legislative base.***

In the first place the change of management in the Volga Federal district, the rise to power of opposition is referred to regional political risk.

The other risk factors that may affect the issuer's activity are:

- ***Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;***
- ***Change of accounting records current legislation.***

The worsening of economic situation in the Volga region may occur in case of essential changes in economic situation in Russia upon the whole, including upturn in inflation and drastic changes of national currency rate which may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the issuer's investment program implementation, the reduction of gain of communication services volume provided by the issuer on the territory of the region and growth retardation income base. In this case the issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out its core activity is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the issuer's activity.

To minimize the risks of terrorist acts the issuer jointly with security agencies took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Hypothetical actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activity:

In the event of negative impact of country and regional changes on the issuer's activity, the issuer is planning to put into effect the following general measures aimed to maintain the revenue performance of the Company:

- *to optimize the costs;*
- *to revise the investment program;*
- *to take enhanced measures to raise the turnover of accounts receivable.*

In case of negative impact of the changes of the situation in the country and in the region on the issuer's activity, the issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the issuer believes that the possibility of considerable negative impact of country and regional risks on its activity and performance of its obligations to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activity relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, and also considerable growth of inflation rates may result in the growth of the issuer's costs, and hence, negatively affect the issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect.

The level of interest rates unfavorable for the issuer is the level higher than 11,55% per annum.

Currency risks:

Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate have been observed, however since 2003 the position of ruble to US dollar has been strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer has the capability to reduce the share of obligations in foreign currency by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.

A certain part of the issuer's debt obligations is denominated in foreign currency (in US$, Euro and Japanese yen). Devaluation of ruble to US$ and Euro may negatively affect the issuer's efficiency (rate of return, earning power ratio) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble is capable to complicate for the issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the issuer regulates the share of foreign currency obligations in the structure of its credit portfolio.

On the other hand a number of tariffs for the services provided by the issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transfer services) which to some extent reduces currency risks faced by the issuer when carrying out its activity. As consequence, moderate devaluation of RUR to US$ will not materially affect the issuer's capabilities

to perform its debt obligations.

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the share of the issuer's obligations in foreign currency is insignificant.

Hypothetical actions of the issuer in the event of negative impact of the change of currency rate and of interest rate on the issuer's activity:

In case of considerable devaluation of ruble the issuer is planning to put into effect the following arrangements:
- to conduct tough policy aimed to the reduction of costs denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with vendors;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also hypothetical actions of the issuer to reduce the specified risk:

The inflation in Russia according to official figures at 2003 end was 12%, at 2004 end – 11,7%, at 2005 end – 10,9%, and at 2006 end – 9%. As per the data of Russia's Ministry of Economic Development in 2007 the inflation is expected to be at 6,5-8% level.

As regards the issuer's activity financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the issuer's costs (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of the rate of return drop.

Therefore in case of substantial excess of actual inflation values over the FR Government forecasts, and namely – if the inflation rates increase the issuer is planning to take measures limiting the costs growth, the reduction of accounts receivable and the reduction of its average period.

The above-mentioned risks form the liquidity risk, i.e. the probability of incurring losses due to cash deficit at required time, and as consequence the issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the issuer's goodwill, etc.

The issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire "VolgaTelecom", and also for its regional branches. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The issuer is incurring deficit of own floating capital due to the growth of the Company's investment program. In 2003 - 2006 OJSC "VolgaTelecom" financed the deficit of floating capital for account of short-term loans with Russian banks and for account of issue of bonded loans at Russian market. In case of sharp reduction in liquidity at the markets of debt instruments and in the RF banking system the issuer's borrowing of short-tern contract loans with Russian banks to cover the deficit of floating capital may result in the growth of interest rates under the raised funds, and as consequence to considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russian markets may result in difficulties when obtaining the financing to cover the deficit of the issuer's floating capital.

The performances of the issuer's financial reporting that are most exposed to the change as a result of impact of the specified financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the issuer's opinion the basic performances of the issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by reduction of amounts of borrowed funds.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in the Russian Federation. The issuer carries out its activity as communication operator and does not export commodities, works or services, so the legal risks related to the issuer's activity are described only for domestic market.

Risks related to the change of currency exchange regulation:

At present the issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.

The risks related to the change of tax legislation:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Field tax inspection may cover the period not exceeding three calendar years directly preceding the year when the resolution was adopted to make the inspection.

In the management opinion as of March 31, 2007 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The issuer intends to protect its stance in these issues. The reporting as of March 31, 2007 does not contain the adjustments which may be needed due to these uncertainties and the stance taken by the issuer.

The issuer's management believes that the issuer's tax liabilities for the reporting and previous tax periods were charged properly and completely reflected in the issuer's accounting statements. However, basing on the results of tax inspections of other companies of OJSC "Svyazinvest" group conducted recently, the issuer's management assumes the availability of the risk that tax authorities may lay to the issuer substantial tax claims in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issue of determining proceeds under the contracts of network interconnection. The issuer's management believes that the issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.

Risks related to the change of customs regulations and customs duties:

As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the issuer certain risks related to appreciation of acquired fixed assets.

Risks related to the change of requirements for the issuer's core activity licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

Licensed activity in communication services area is governed by:

1) RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activity.

2) Ministry of IT and Communications orders № 31 "On approval of recommendations on the content of plan and economic feasibility of communication networks development which will be used for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".

The specified regulatory documents establish the requirements to the principles of communication networks organization, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.

At present there are insignificant risks connected to legislation change, and they are related only to voice message transfer service via data transfer network, as earlier it was included into the license for telematic services provision and there were no requirements to prohibition of traffic transit via PSTN. This circumstance will require from the operator to make some changes in the pattern of communication organization.

Risks related to changes of court practice on the matters related to the issuer's activity (licensing issues including) which may negatively impact its activity results and also the results of current legal proceedings in which the issuer is involved:

Substantial risks of change of court practice on the matters related to the issuer's activity (licensing issues including) which may negatively impact the issuer's activity results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the issuer's core activity, and as regards the disputes of licensing issues the issuer is not involved into them because there are no such disputes.

2.5.5. Risks related to the issuer's activity

The risks related to current legal proceedings in which the issuer is a party:

The issuer is a defendant in a number of arbitration proceedings. However, in the opinion of the issuer's Directorate the results of these proceedings will not materially affect the issuer's financial standing.

RF Ministry of finances advanced the claim to the Company to recover the debt to the RF Government under debt obligations of OJSC "Electrosvyaz" of Ulyanovsk oblast, of OJSC "Martelcom", of OJSC "Svyazinform" of Penza oblast, of OJSC "Svyazinform" of the Republic of Mordoviya, of OJSC "Electrosvyaz" of Orenburg oblast, of OJSC "Saratovelectrosvyaz", and of OJSC "UdmurtTelecom", OJSC "VolgaTelecom" being their assign, for the supplied equipment. The amount of the plaintiff's claims is Euro 6 637 137,99. The trial of the case was postponed several times. On 28.08.2006 Nizhny Novgorod oblast arbitration court decreed to stay the action for the period till the parties' conclusion of amicable settlement, or till the Russian Federation Ministry of Finances issues the certificate of refusal to conclude amicable settlement. On 27.12.2006 pursuant to the Russian Federation Ministry of Finances Order № 564 amicable settlement was concluded by and between the Company and the RF Ministry of Finances; the settlement stipulates consolidation and restructuring of the above said debt obligations of the Company. On 21.03.2007 Nizhny Novgorod oblast arbitration court resumed the proceedings and approved the amicable settlement.

The risk of unfavorable judgment for other current proceedings is insignificant. In addition, the results of current disputes of the issuer with third parties will not be able to affect the issuer's core activity and its financial-economic standing as the volume of claims to the issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of capability to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

A substantial reason related to the impossibility to extend the validity term of license for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels, its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal law № 126 "On communication").

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

The risks of occurrence of the issuer's potential liability for the debts of third parties, including of the issuer's subsidiary companies, are insignificant, as the issuer observes the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the issuer, and also due to insignificant volume of furnished collateral.

Occurrence of loss of end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

The issuer does not have the end-users whose share in the turnover is at least 10% of the total proceeds of communication services sales.

2.5.6. Bank exposure.

The issuer is not a credit institution.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:

Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company "VolgaTelecom"
ОАО "ВолгаТелеком"
OJSC "VolgaTelecom"

The issuer carries out its activity under the trade mark (service mark):
The number of the certificate for registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The body that issued the certificate: ***Russian agency for patents and trade marks***
Validity term: ***till 31.05.2012.***
OJSC "VolgaTelecom" is the possessor of right in relation to the following commodities (services): 38 (telecommunications) – phone communication, telegraph communication, international long-distance communication, communication via the Internet, data transfer, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECI "Rossvyazinform"***
Form of incorporation: ***state enterprise of communication and informatics***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communications***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Svyazinform" of Nizhny Novgorod oblast***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprise, voluntary affiliation of state enterprises into joint stock companies" and the regulation of the Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996.***
The grounds for the name introduction: ***The name was introduced to reconcile it with the RF Civil Code and the Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company "VolgaTelecom"***
Abbreviated brand name: ***OJSC "VolgaTelecom"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***28.06.2002***
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration body: ***Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.***

Certificate of making an entry into Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod.

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 13 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Affiliation to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP-telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following exchanges:

Exchange	CUSIP (WKN)	ADR ticker	ISIN
OTC USA	928660109	VLGAY (VLGAY.PK)	-
Frankfurt Stock Exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD communication services. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 communications enterprises of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC "VolgaTelecom" adopted the decision on increasing the Company's charter capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to more than 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, intrazonal phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company provides the services of fixed line communication, Internet and data transfer network, mobile communication, cable and digital TV, etc.

In 2005 the Company started to implement the project of the network modernization in and the expansion of the range of services provided on its base. It is NGN which was selected as the basic technology for OJSC "VolgaTelecom" network modernization. In 2007 it is assumed to expand the network of NGN subscriber access in 5 branches of OJSC "VolgaTelecom" – Kirov, Penza, Samara, Udmurtiya and Chuvash Republics. Soon, owing to new NGN-based equipment OJSC "VolgaTelecom" will be able to offer high-tech communication services, such as Triple Play (transmission of audio and video content, multi-media services via a single network) to its subscribers.

In May 2006 OJSC "VolgaTelecom" designed and introduced on market of the Volga Federal district (11 regions) new brand "J" (TM) under which the Company provides ADSL-based wideband access services. Special content-services were also established for the subscribers:

- *J-net – social service, it enables the subscribers to download, store and exchange their own multi-media content (photo and video), to keep weblog, to discuss and evaluate posted materials, to look for like-minded persons and friends, to communicate with them in subject groups or in the system of personal messages;*
- *J-zone – the portal of popular multi-users' games;*
- *J-info – personal information portal of "J" user;*
- *J-play – portal of free of charge popular flash-games.*

As per IKS-Consulting, OJSC "VolgaTelecom" is among the largest Russian operators at the market of Internet access over dedicated line and at 2006 end is ranked the third. As of the last year end the number of subscribers connected to Internet on the basis of ADSL technology exceeded 120 000.

The objective of the issuer's establishment:

To obtain profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

The issuer's mission:

To ensure the provision of wide range of telecom services to the customers of the Volga Federal district who enhance business efficiency.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Location of the issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000

Phone: ***(8312) 37 50 09, 37 50 00***

Fax: ***(8312) 30 67 68***

E-mail: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department for shareholders and investors relations:
Department of securities
Dom Svyazi, M.Gorky square, Nizhny Novgorod city
Phone: *(8312) 30 06 68, 37 50 67*
Fax: *(8312) 37 51 40*
E-mail: *d.sokolov@vt.ru*

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number: *5260901817*

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***
Location: ***Drelevsky street 43/1, Kirov city, 601000***
Mail address: ***Drelevsky street 43/1, Kirov city, 601000***
CEO: ***Proskura Dmitry Victorovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya street 56, Nizhny Novgorod city, 603000***
Mail address: ***Bolshaya Pokrovskaya street 56, Nizhny Novgorod city, 603000***
CEO: ***Klishin Vitalyi Mikhailovich***
Date of establishment: ***24.10.2002***
PA validity term: ***through 26.04.2007***

Name: ***Orenburg branch***
Location: ***Volodarsky street 11, Orenburg city, 460000***
Mail address: ***Volodarsky street 11, Orenburg city, 460000***
CEO: ***Shiperev Valeryi Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***Penza branch***
Location: ***Kuprin street 1/3, Penza city, 440606***
Mail address: ***Kuprin street 1/3, Penza city, 440606***
CEO: ***Baev Andrey Victorovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya street 17, Samara city, 443010***
Mail address: ***Krasnoarmeiskaya street 17, Samara city, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***Saratov branch***
Location: ***Kiselev street 40, Saratov city, 410012***
Mail address: ***Kiselev street 40, Saratov city, 410012***
CEO: ***Rodin Alexander Nikolaevich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy street 60, Ulyanovsk city, 432601***
Mail address: ***L.Tolstoy street 60, Ulyanovsk city, 432601***
CEO: ***Gavriletskyi Ivan Fedorovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***branch in the Republic of Mariy-El***
Location: ***Sovetskaya street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000***
Mail address: ***Sovetskaya street 138, Ioshkar Ola town, the Republic of Mariy-El, 424000***
CEO: ***Kolesnikov Sergey Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya street 13, Saransk town, 430000***
Mail address: ***Bolshevistskaya street 13, Saransk town, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya street 278, Izhevsk city, 426008***
Mail address: ***Pushkinskaya street 278, Izhevsk city, 426008***
CEO: ***Vdovin Alexander Mikhailovich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

Name: ***branch in Chuvash Republic***
Location: ***Lenin avenue 2, Cheboksary town, Chuvash Republic, 428000***
Mail address: ***Lenin avenue 2, Cheboksary town, Chuvash Republic, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***through 26.04.2007***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

64.20 - Activity in communication area

The codes of main industry's trends of the issuer's activity in accordance with OKVED:

OKVED activity codes	The name of the activity in accordance with OKVED code
64.20.11	*Activity in telephone communication area*
64.20.12	*Activity in the area of recording communication*
64.20.21	*Activity in the area of transmission (broadcasting) and distribution of TV programs*
64.20.22	*Activity in the area of transmission (broadcasting) and distribution of sound radio programs*
64.20.3	*Other activity in communication area*

3.2.2. The issuer's core economic activity

Information about core economic activities (activities, products (works and services types) which ensured at least 10% of the issuer's proceeds (revenues) for each reporting period:

The core activity i.e. prevailing and having priority importance for the issuer economic activity:

The core activity i.e. prevailing and having priority importance for the issuer economic activity is the provision of electric communication services in the Volga Federal district within the limits of licensed territory for communication services.

The share of the issuer's proceeds from core economic activity in the total amount of the issuer's revenues for the last 5 accomplished fiscal years and for the reporting period:

Indicator's description	Quarter 1 of 2007
Proceeds amount from products sale total (works and services), RUR thousand	*6 021 422*
including:	
Proceeds amount from communication services provision, RUR thousand	**5 693 608**
Share in the total proceeds amount, %	*94,56%*

The changes of the amount of the issuer's proceeds from the core economic activity by 10 and more percent as compared to the previous year reporting period and the reasons of such changes:

The services ensuring at least 10% of the issuer's proceeds amount in quarter 1 of 2007 were:
- intrazonal communication services (within the limits of ABC zone of one subject of the Federation);
- local telephone communication services;
- connection and traffic transit services;
- Internet access services.
Sales performances of these services are provided in the table below.

Major types of products (works and services) which ensured more than 10% of sales volume.

Performance description	2002*	2003	2004	2005	2006	Q-1 of 2007
DLD and ILD services						
Proceeds amount from products (works and services) sales, RUR	*4 883 217*	*5 576 496*	*6 485 900*			

thousand				*6 320 666*	*3 573 604 ***	*1 133 230***
Share of total proceeds amount, %	*44,52*	*38,0*	*34,86*	*29,6*	*16,5*	*18,8*
Urban and rural phone communication services						
Proceeds amount from products (works and services) sales, RUR thousand	*4 043 012*	*6 272 208*	*7 767 836*	*9 538 404*	*10 360 773*	*2 757 848*
Share of total proceeds amount, %	*36,86*	*42,73*	*41,75*	*44,7*	*47,8*	*45,8*
Connection and traffic transit services						
Proceeds amount from products (works and services) sales, RUR thousand	-	-	*2 222 558*	*2 696 670*	*3 362 613*	*875 882*
Share of total proceeds amount, %	-	-	*11,95*	*12,6*	*15,5*	*14,6*
Internet access services						
Proceeds amount from products (works and services) sales, RUR thousand	-	*409 448*	*701 718*	*1 156 770*	*1 858 218*	*601 535*
Share of total proceeds amount, %	-	*2,8*	*3,8*	*5,4*	*8,6*	*10*

** Performances of back-up entity for the period from 01.01.2002 to 31.12.2002 and of affiliated entities for the period from reorganization date to 31.12.2002, obtained by line-by-line aggregation.*
*** Only intrazonal communication services.*

Growth rate of communication services revenues for quarter 1 of 2007 vs. quarter 1 of 2006 amounted to 119,1 %.

The growth of revenues in quarter 1 of 2007 vs. similar period of the past year was materially affected by the introduction since 01.07.2006 of new procedure of payment for outgoing calls from fixed phone sets to cellular phones and settlements with connected operators, and also aggressive promotion of new services with high added value.

Lately, the development of the following services was prioritized: Internet services, ISDN networks, IP-telephony, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds is constantly growing and at quarter 1 of 2007 end it amounts to 12,4%. In quarter 1 of 2007 RUR 705 million of revenues were generated by new technologies-based services (growth rate vs. quarter 1 of 2006 is 147,3 %).

Seasonal nature of the issuer's core economic activity:

Communication services are not referred to seasonal activities.

Overall structure of the issuer's prime cost for the last accomplished fiscal year, and also for the reporting period:

Overall structure of the issuer's prime cost for the last accomplished fiscal year and also for quarter 1 of 2007 for the specified items is referenced in per cent of the total prime cost:

Costs item description	2006	Q-1 of 2007
Raw materials and vendors, %	*6,2*	*3,85*
Acquired component parts, semi-finished products, %	*0,0*	*0,00*
Works and services of production nature executed by outside entities, %	*6,7*	*4,38*

Fuel, %	1,58	1,34
Electric power, %	2,6	3,28
Wage costs, %	36,1	33,56
Interest on credits, %	0,0	0,00
Rental fee, %	1,3	1,29
Benefits-related deductions, %	8,6	8,57
Property, plant and equipment depreciation, %	16,9	18,93
Taxes included into prime cost of products, %	0,2	0,16
Other costs, %	19,84	24,64
Amortization of intangible assets, %	0,0	0,00
Remunerations for rationalization proposal, %	0,0	0,00
Compulsory insurance payments, %	0,33	0,05
Entertainment allowance, %	0,01	0,01
Other, %	19,5	24,58
Total: expenses for production and sales of products (works and services) (prime cost), %	100,0	100,00
Proceeds from sales of products (works and services), % to prime cost	128,0	135,34

Essential new types of products (works and services) offered by the issuer at the market of its core activity:

Lately, the development of the following services was prioritized: Internet access services, ISDN networks, intelligent networks, videoconferencing, etc. The share of new technologies-based services in proceeds is constantly growing and at 2006-end it amounts to 10,6 % (in 2005 – 7,2%).

Standards (rules) in accordance with which the accounting statement was prepared and the calculations shown in this item were made:

1. Accountancy decree "Accounting policy of organization" (ПБУ 1/98), approved by the RF Ministry of Finances Order N 60н of 09.12.1998;

2. Accountancy decree "Accounting of agreements (contracts) for capital construction" (ПБУ 2/94), approved by the RF Ministry of Finances Order N 167 of 20.12.1994;

3. Accountancy decree "Accounting of assets and liabilities the cost of which is denominated in foreign currency" (ПБУ 3/2000), approved by the RF Ministry of Finances Order N 2н of 10.01.2000;

4. Accountancy decree "Accounting statement of organization" (ПБУ 4/99), approved by the RF Ministry of Finances Order N 43н of 06.07.1999;

5. Accountancy decree "Accounting of inventories" (ПБУ 5/01), approved by the RF Ministry of Finances Order N 44н of 09.06.2001;

6. Accountancy decree "Accounting of property, plant and equipment" (ПБУ 6/01), approved by the RF Ministry of Finances Order N 26н of 30.03.2001;

7. Accountancy decree "Events occurring after the balance sheet date" (ПБУ 7/98), approved by the RF Ministry of Finances Order N 56н of 25.11.1998;

8. Accountancy decree "Contingency" (ПБУ 8/01), approved by the RF Ministry of Finances Order N 96н of 28.11.2001;

9. Accountancy decree "Organization's income" (ПБУ 9/99), approved by the RF Ministry of Finances Order N 32н of 06.05.1999;

10. Accountancy decree "Organization's expenses" (ПБУ 10/99), approved by the RF Ministry of Finances Order N 33н of 06.05.1999;

11. Accountancy decree "Information about affiliated persons/entities" (ПБУ 11/2000), approved by the RF Ministry of Finances Order N 5н of 13.01.2000;

12. Accountancy decree "Segment information" (ПБУ 12/2000), approved by the RF Ministry of Finances Order N 11н of 27.01.2000;

13. Accountancy decree "Accounting of government assistance" (ПБУ 13/2000), approved by the RF Ministry of Finances Order N 92н of 16.10.2000;

14. Accountancy decree "Accounting of intangible assets" (ПБУ 14/2000), approved by the RF Ministry of Finances Order N 91н of 16.10.2000;

15. Accountancy decree "Accounting of loans and credits and of costs for their servicing" (ПБУ 15/01), approved by the RF Ministry of Finances Order N 60н of 02.08.2001;

16. Accountancy decree "Information about discontinuing operation" (ПБУ 16/02), approved by the RF Ministry of Finances Order N 66н of 02.07.2002;

17. Accountancy decree "Accounting of expenses for R&D and engineering works" (ПБУ 17/02), approved by the RF Ministry of Finances Order N 115н of 19.11.2002;

18. Accountancy decree "Accounting of income tax expenses" (ПБУ 18/02), approved by the RF Ministry of Finances Order N 114н of 19.11.2002;

19. Accountancy decree "Accounting of financial investments" (ПБУ 19/02), approved by the RF Ministry of Finances Order N 126н of 10.12.2002;

20. Accountancy decree "Information about participation in joint activity" (ПБУ 20/03), approved by the RF Ministry of Finances Order N 105н of 24.11.2003.

3.2.3. The issuer's raw products (materials) and vendors.

The issuer's vendors, their share being at least 10 percent of all supplies of raw products (materials) for the last accomplished fiscal year and also for the reporting period:

Year	Product description	Region, name and address of product vendors			Procurement volume (RUR thousand)	% in total volume of supplies
		Region	Name of product vendors	Address of product vendors		
1	2	3	4	5	6	7
2006	Fiber-optic cable	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	4 611,61	0,84
2006	Cable with metal cores	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	370 353,38	67,50
2006	Asbestos-cement ducts	The Volga	OJSC "SKAI"	Tishanskaya street 43, Mikhailovka town, Volgograd oblast, 403343	705,26	0,13
2006	Asbestos-cement ducts	The Volga	OJSC "Lato"	Settlement Komsomolskyi, Chamsinskyi district, Mordoviya Republic, 431721	1 105,62	0,20
2006	Diesel power plants	Central	LLC "Technotrade КП"	Building 5 a, Ozernaya street 29, Moscow, 119361	15 480,96	2,82
2006	Wet batteries (racks including)	Central	LLC "Technotrade КП"	Building 5 a, Ozernaya street 29, Moscow, 119361	24 779,70	4,52
2006	Wood poles	The Volga	OJSC "Svyazstroi-4"	1-st Promyshlennaya street 23, Saransk town, Mordoviya Republic, 440034	12 781,14	2,33
2006	Ventilation and climate control equipment	North-West	LLC "Invent-service"	Suit 8H, Letter A, Chaikovsky street 16, Saint-Petersburg, 191187	23 297,89	4,25
2006	Telegraph wire	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	12 419,43	2,26
2006	Power devices	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	30 344,78	5,53
2006	Items for communication links	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	52 770,81	9,62
	TOTAL				**548 650,6**	**100,0**
	Including the vendors whose share is at least 10% of all supplies of materials and products (raw products) under contracts of logistics support contracts of OJSC "VolgaTelecom"					
		North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	**470 500,0**	**85,76**

Year	Product description	Region, name and address of product vendors			Procurement volume	% in total volume of supplies
		Region	Name of product vendors	Address of product vendors	(RUR thousand)	
1	2	3	4	5	6	7
2007	Work clothes	The Volga	CJSC "Khimoptorg"	Mekhanizatorov street 3, Berezovaya Poima, Nizhny Novgorod city, 603055	43 342,28	8,91
2007	Wood poles	The Volga	OJSC "Svyazstroi-4"	1-st Promyshlennaya street 23, Saransk town, Mordoviya Republic, 440034	42 560,70	8,75
2007	Telegraph wire	The Volga	OJSC "Svyazstroi-4"	1-st Promyshlennaya street 23, Saransk town, Mordoviya Republic, 440034	10 310,37	2,12
2007	Fiber-optic cable	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	6 560,34	1,35
2007	Cable with metal cores	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	211 547,34	43,47
2007	Instrumentation	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	49 170,56	10,10
2007	Ventilation and climate control equipment	North-West	LLC "Invent-service"	Suit 8H, Letter A, Chaikovsky street 16, Saint-Petersburg, 191187	17 386,12	3,57
2007	Power devices	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	37 616,00	7,73
2007	Items for communication links	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	58 393,68	12,00
2007	Diesel power plants	Central	LLC "Tekhno-Comm"	Building 1, Academician Anokhin street 38, Moscow, 119602	4 093,00	0,84
2007	Wet batteries (racks including)	Central	LLC "Tekhno-Comm"	Building 1, Academician Anokhin street 38, Moscow, 119602	5 692,32	1,17
	TOTAL				**486 672,7**	**100,0**
	Including the vendors whose share is at least 10% of all supplies of materials and products (raw products) under contracts of logistics support contracts of OJSC "VolgaTelecom"					
		North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	363 287,9	**74,65**
		The Volga	OJSC "Svyazstroi-4"	1-st Promyshlennaya street 23, Saransk town, Mordoviya Republic, 440034	52 871,1	**10,86**

Information about price changes by more than 10% for key materials and products (raw materials) during the relevant reporting period vs. the relevant reporting period of the past fiscal year:

Price changes by more than 10% for key materials and products (raw materials) during the relevant reporting periods

Product description	Measure unit	Quarter 1 of 2006		Quarter 1 of 2007		Price change, %
		Price, exclusive of VAT, RUR	Price, inclusive of VAT, RUR	Price, exclusive of VAT, RUR	Price, inclusive of VAT, RUR	
Communications cable with metal cores, conventional						
Telephone cable ТППэп 5*2*0,4	km	5 461,89	6 445,03	9 534,36	11 250,54	**74,56**
Telephone cable ТППэп 5*2*0,5	km	7 637,71	9 012,50	13 456,68	15 878,88	**76,19**
Telephone cable ТППэп 10*2*0,4	km	8 888,33	10 488,23	15 499,60	18 289,53	**74,38**
Telephone cable ТППэп 10*2*0,5	km	11 821,33	13 949,17	20 726,78	24 457,60	**75,33**
Telephone cable ТППэп 20*2*0,4	km	14 920,23	17 605,87	25 964,72	30 638,37	**74,02**
Telephone cable ТППэп 20*2*0,5	km	21 424,30	25 280,67	37 480,42	44 226,90	**74,94**
Telephone cable ТППэп 30*2*0,4	km	19 001,75	22 422,07	32 923,43	38 849,64	**73,27**
Telephone cable ТППэп 30*2*0,5	km	27 566,79	32 528,82	48 020,81	56 664,55	**74,20**
Telephone cable ТППэп 50*2*0,4	km	29 327,87	34 606,88	50 956,57	60 128,75	**73,75**
Telephone cable ТППэп 50*2*0,5	km	43 539,84	51 377,01	75 172,75	88 703,85	**72,65**
Telephone cable ТППэп 100*2*0,4	km	55 040,01	64 947,21	95 531,42	112 727,07	**73,57**
Telephone cable ТППэп 100*2*0,5	km	81 305,14	95 940,06	140 049,53	165 258,45	**72,25**
Telephone cable ТППэп 150*2*0,5	km	110 484,12	130 371,26	190 866,17	225 222,08	**72,75**
Telephone cable ТППэп 200*2*0,4	km	109 773,74	129 533,01	190 229,70	224 471,04	**73,29**
Telephone cable ТППэп 200*2*0,5	km	149 651,05	176 588,24	258 113,51	304 573,94	**72,48**
Telephone cable ТППэп 300*2*0,4	km	157 539,73	185 896,89	272 627,18	321 700,07	**73,05**
Telephone cable ТППэп 300*2*0,5	km	220 094,09	259 711,03	379 294,03	447 566,95	**72,33**
Telephone cable ТППэп 400*2*0,4	km	207 806,97	245 212,22	359 613,70	424 344,17	**73,05**
Telephone cable ТППэп 400*2*0,5	km	289 248,23	341 312,91	498 212,67	587 890,96	**72,24**
Telephone cable ТППэп 500*2*0,4	km	255 738,87	301 771,86	442 624,41	522 296,81	**73,08**
Telephone cable ТППэп 600*2*0,4	km	298 155,70	351 823,72	516 145,51	609 051,70	**73,11**
Telephone cable ТППэп 1000*2*0,4	km	538 002,34	634 842,76	934 028,14	1 102 153,20	**73,61**
Balanced cable for zonal rural communication ЗКПм 1*4*1,2	km	38 595,94	45 543,21	70 416,58	83 091,56	**82,45**
Balanced cable for zonal rural communication ЗКПм 1*4*1,2	km	38 595,94	45 543,21	40 942,48	48 312,13	**6,08**
Balanced cable for zonal rural communication КСПЗП 1*4*0,9	km	11 791,12	13 913,52	18 949,88	22 360,86	**60,71**
Balanced cable for zonal rural communication КСПЗП 1*4*1,2	km	20 935,03	24 703,33	30 552,64	36 052,12	**45,94**

Balanced cable for zonal rural communication КСПЗПБ 1*4*0,9	km	22 448,64	26 489,40	32 786,15	38 687,66	**46,05**
Balanced cable for zonal rural communication КСПЗПБ 1*4*1,2	km	41 756,27	49 272,39	58 231,16	68 712,77	**39,45**
Balanced cable for zonal rural communication КСПП 1*4*0,9	km	11 211,44	13 229,50	18 004,49	21 245,29	**60,59**
Balanced cable for zonal rural communication КСПП 1*4*1,2	km	19 056,43	22 486,59	27 757,59	32 753,95	**45,66**
Balanced cable for zonal rural communication КСППБ 1*4*0,9	km	21 317,19	25 154,29	31 116,69	36 717,70	**45,97**
Telephone shielded cable ТПВ 10x2x0,4	km	9 598,71	11 326,48	16 909,85	19 953,63	**76,17**
Telephone jacketed cable ТППэпБ 10*2*0,4	km	22 745,11	26 839,23	34 392,32	40 582,94	**51,21**
Telephone jacketed cable ТППэпБ 10*2*0,5	km	27 379,63	32 307,96	41 289,03	48 721,06	**50,80**
Telephone jacketed cable ТППэпБ 20*2*0,4	km	30 742,26	36 275,87	46 284,42	54 615,61	**50,56**
Telephone jacketed cable ТППэпБ 20*2*0,5	km	39 981,53	47 178,21	60 036,01	70 842,49	**50,16**
Telephone jacketed cable ТППэпБ 30*2*0,4	km	36 208,41	42 725,92	54 312,25	64 088,46	**50,00**
Telephone jacketed cable ТППэпБ 30*2*0,5	km	48 029,73	56 675,09	71 826,59	84 755,38	**49,55**
Telephone jacketed cable ТППэпБ 50*2*0,4	km	52 200,59	61 596,70	78 062,31	92 113,53	**49,54**
Telephone jacketed cable ТППэпБ 100*2*0,4	km	92 241,68	108 845,18	137 548,54	162 307,28	**49,12**
Telephone jacketed cable ТППэпБ 200*2*0,4	km	184 749,21	218 004,07	275 549,12	325 147,96	**49,15**
Telephone jacketed cable ТППэпЗ 5*2*0,5	km	8 628,85	10 182,04	14 464,34	17 067,92	**67,63**
Telephone jacketed cable ТППэпЗ 10*2*0,4	km	10 445,23	12 325,37	17 388,05	20 517,90	**66,47**
Telephone jacketed cable ТППэпЗ 10*2*0,5	km	13 231,46	15 613,13	22 070,73	26 043,46	**66,80**
Telephone jacketed cable ТППэпЗ 20*2*0,4	km	16 689,81	19 693,98	27 730,89	32 722,45	**66,15**
Telephone jacketed cable ТППэпЗ 20*2*0,5	km	24 442,38	28 842,00	40 705,86	48 032,92	**66,54**
Telephone jacketed cable ТППэпЗ 30*2*0,4	km	21 271,16	25 099,97	35 334,64	41 694,87	**66,12**
Telephone jacketed cable ТППэпЗ 30*2*0,5	km	30 854,99	36 408,89	51 159,27	60 367,94	**65,81**
Telephone jacketed cable ТППэпЗ 50*2*0,4	km	32 869,17	38 785,62	54 255,79	64 021,83	**65,07**
Telephone jacketed cable ТППэпЗ 50*2*0,5	km	48 789,04	57 571,06	80 616,86	95 127,89	**65,24**
Telephone jacketed cable ТППэпЗ 100*2*0,4	km	61 652,55	72 750,01	101 776,25	120 095,97	**65,08**
Telephone jacketed cable ТППэпЗ 100*2*0,5	km	91 037,85	107 424,66	149 818,03	176 785,27	**64,57**
Telephone jacketed cable ТППэпЗ 150*2*0,4	km	95 568,15	112 770,41	157 740,03	186 133,23	**65,06**
Telephone jacketed cable ТППэпЗ 200*2*0,4	km	122 952,04	145 083,40	202 776,90	239 276,74	**64,92**
Telephone jacketed cable ТППэпЗ 200*2*0,5	km	167 625,51	197 798,10	275 483,78	325 070,86	**64,34**
Telephone jacketed cable ТППэпЗ 300*2*0,4	km	176 467,05	208 231,12	290 861,81	343 216,93	**64,82**
Telephone jacketed cable ТППэпЗ 300*2*0,5	km	246 520,86	290 894,62	404 865,43	477 741,21	**64,23**
Telephone jacketed cable ТППэпЗ 400*2*0,4	km	232 751,29	274 646,53	384 023,94	453 148,25	**64,99**
Telephone jacketed cable ТППэпЗ 400*2*0,5	km	323 944,40	382 254,39	531 800,82	627 524,97	**64,16**
Telephone jacketed cable ТППэпЗ 500*2*0,4	km	286 442,84	338 002,56	471 426,33	556 283,07	**64,58**
Telephone jacketed cable ТППэпЗ 600*2*0,4	km	333 966,37	394 080,32	550 472,40	649 557,43	**64,83**
Telephone jacketed cable ТППэпЗ 600*2*0,5	km	470 413,61	555 088,05	772 406,81	911 440,04	**64,20**
Telephone jacketed cable ТППэпЗ 1200*2*0,4	km	694 787,03	819 848,69	1 146 783,71	1 353 204,78	**65,06**

Telephone jacketed cable ТППэпЗБ 10*2*0,4	km	23 887,26	28 186,96	36 136,27	42 640,80	**51,28**
Telephone jacketed cable ТППэпЗБ 20*2*0,4	km	32 297,03	38 110,49	48 660,52	57 419,41	**50,67**
Telephone jacketed cable ТППэпЗБ 30*2*0,4	km	38 026,91	44 871,75	57 089,28	67 365,35	**50,13**
Telephone jacketed cable ТППэпЗБ 50*2*0,4	km	54 797,54	64 661,10	82 027,40	96 792,33	**49,69**
Telephone jacketed cable ТППэпЗБ 100*2*0,4	km	96 848,55	114 281,29	144 583,37	170 608,38	**49,29**
Telephone jacketed cable ТППэпЗБ 200*2*0,4	km	193 994,86	228 913,93	289 663,04	341 802,39	**49,31**
Stationary, telephone PVC insulated cable ТСВ 5*2*0,4	km	6 374,33	7 521,71	12 407,96	14 641,40	**94,66**
Stationary, telephone PVC insulated cable ТСВ 10*2*0,4	km	9 415,80	11 110,64	16 323,33	19 261,53	**73,36**
Stationary, telephone PVC insulated cable ТСВ 16*2*0,4	km	12 561,50	14 822,56	21 698,43	25 604,14	**72,74**
Stationary, telephone PVC insulated cable ТСВ 20*2*0,4	km	15 183,96	17 917,08	26 210,97	30 928,94	**72,62**
Stationary, telephone PVC insulated cable ТСВ 30*2*0,4	km	21 028,69	24 813,86	36 231,70	42 753,41	**72,30**
Stationary, telephone PVC insulated cable ТСВ 32x2x0,4	km	26 357,47	31 101,82	41 568,95	49 051,36	**57,71**
Stationary, telephone PVC insulated cable ТСВ 41*2*0,4	km	25 733,41	30 365,42	44 206,46	52 163,62	**71,79**
Stationary, telephone PVC insulated cable ТСВ 51*2*0,4	km	40 426,05	47 702,74	69 877,56	82 455,52	**72,85**
Stationary, telephone PVC insulated cable ТСВ 103*2*0,4	km	67 482,39	79 629,22	116 089,29	136 985,36	**72,03**
Stationary, telephone PVC insulated cable ТСВ 103*2*0,5	km	89 908,46	106 091,98	153 926,11	181 632,82	**71,20**
Stationary, telephone PVC insulated cable ТСВнг 5x3x0,4	km	10 649,41	12 566,30	18 585,27	21 930,62	**74,52**
Stationary, telephone PVC insulated cable ТСВнг 5*2*0,4	km	10 190,00	12 024,19	17 850,27	21 063,32	**75,17**
Stationary, telephone PVC insulated cable ТСВнг 10*2*0,4	km	13 735,54	16 207,94	23 963,28	28 276,67	**74,46**
Stationary, telephone PVC insulated cable ТСВнг 10x3x0,4	km	15 022,32	17 726,34	26 084,00	30 779,12	**73,63**
Stationary, telephone PVC insulated cable ТСВнг 20*2*0,4	km	20 822,38	24 570,41	40 671,09	47 991,89	**95,32**
Stationary, telephone PVC insulated cable ТСВнг 30*2*0,4	km	24 920,93	29 406,70	54 858,69	64 733,26	**120,13**
Stationary, telephone PVC insulated cable ТСВнг 103*2*0,4	km	64 942,87	76 632,59	139 165,46	164 215,25	**114,29**
Stationary, telephone PVC insulated cable ТСВнг 103*2*0,5	km	79 250,55	93 515,65	185 024,25	218 328,62	**133,47**
Fiber-optic communications cable						
Fiber-optic cable ДАО-032К08-06-2,7/0,6-К:026А/006Н	km	51 720,00	61 029,60	66 457,73	78 420,12	**28,5**
Fiber-optic cable ДПС-012А06-04-10,0/0,8	km	36 444,28	43 004,25	44 097,58	52 035,14	**21,0**
Fiber-optic cable ОКБ-0,22-12П	km	36 444,28	43 004,25	44 097,58	52 035,14	**21,0**
Fiber-optic cable ОКБ-0,22-20П	km	49 082,58	57 917,44	53 990,84	63 709,19	**10,0**
Fiber-optic cable ОКБ-0,22-24П	km	54 648,39	64 485,10	60 113,23	70 933,61	**10,0**
Fiber-optic cable ОКБ-0,22-4П	km	24 667,50	29 107,65	36 508,00	43 079,44	**48,0**
Fiber-optic cable ОКБ-0,22-8П	km	32 085,00	37 860,30	38 822,85	45 810,96	**21,0**
Fiber-optic cable ОКЛ-0,22-4П	km	22 925,34	27 051,90	27 051,90	31 921,24	**18,0**
Fiber-optic cable ОПС-008А08-7,0/1,0	km	27 393,39	32 324,20	34 028,50	40 153,63	**24,2**
Fiber-optic cable ОПС-012А12-7,0/1,0	km	33 803,10	39 887,66	37 183,41	43 876,42	**10,0**
Items for communication links						
VM Scotch tape ® vinyl-mastic resin tape, 38 mm x 6 m	Coil	196,42	231,78	237,53	280,29	**20,93**

VM Scotch tape ® vinyl-mastic resin tape, 101 mm x 3 m	Coil	363,91	429,41	414,64	489,28	**13,94**
4407-A lockup compound, packing 94 g	Packet	139,69	164,84	162,95	192,29	**16,65**
4407-B lockup compound, packing 209 g	Packet	204,08	240,82	232,52	274,37	**13,93**
4407-C lockup compound, packing 420 g	Packet	305,60	360,61	348,37	411,07	**13,99**
4407-D lockup compound, packing 675 g	Packet	441,51	520,99	503,11	593,66	**13,95**
25T GND strip, 12.7 mm x 7.5 m	Piece	1 125,29	1 327,84	1 477,34	1 743,26	**31,29**
4411-B sealant for bases, packing 190 g	Packet	332,87	392,78	379,31	447,59	**13,95**
4411-D sealant for bases, packing 500 g	Packet	607,21	716,51	692,08	816,65	**13,98**
4411-A sealant for bases, packing 96 g	Packet	282,32	333,14	321,80	379,73	**13,99**
Scotchlok® 4462 screen connector, more than 100 pairs	Piece	28,53	33,66	32,59	38,46	**14,25**
2900R Scotch® mastic resin tape, 38 mm x 1.5 m	Coil	243,93	287,84	280,72	331,25	**15,08**
Scotchlok ® 4460-D screen connector, up to 100 pairs	Piece	28,53	33,66	32,59	38,46	**14,25**
MS2™ 4005-DPM/TR linking connector for 25 pairs, core - 0.32 - 0.7 mm	Piece	63,76	75,24	72,58	85,64	**13,82**
MS2™ 4008-D/TR paralleling connector for 25 pairs, core - 0.32 - 0.7 mm	Piece	29,36	34,65	33,41	39,43	**13,79**
2531 Assembly kit Fibrlok™ (without shear)	Set	30 818,97	36 366,38	35 067,01	41 379,07	**13,78**
2530 Assembly kit Fibrlok™ (with shear)	Set	73 084,99	86 240,28	83 380,34	98 388,80	**14,09**
2501 Assembly instrument Fibrlok™	Piece	1 962,87	2 316,19	2 233,54	2 635,58	**13,79**
4415 Kit for cable cleaning (10 cloths and wipers)	Set	437,11	515,79	498,18	587,85	**13,97**
4416 Kit for channels sealing (for 4 channels)	Set	1 942,67	2 292,35	2 277,89	2 687,91	**17,26**
UDW2 Scotchlok® double connector, core 0.9 - 1.3 mm	Piece	28,32	33,41	33,18	39,15	**17,18**
88T Scotch® vinyl tape, 38 mm x 13 m	Coil	104,03	122,76	128,77	151,95	**23,78**
88T Scotch® vinyl tape, 19 mm x 18 m	Coil	72,78	85,88	89,54	105,65	**23,02**
88T Scotch® vinyl tape, 19 mm x 10.8 m	Coil	41,53	49,01	55,04	64,94	**32,53**
88T Scotch® vinyl tape, 25 mm x 10.8 m	Coil	50,34	59,40	66,36	78,31	**31,83**
8882-A sealing gel, packing 90 mL	Packet	134,45	158,65	153,37	180,98	**14,07**
8882-C sealing gel, packing 385 mL	Packet	282,32	333,14	321,80	379,73	**13,99**
8882-D sealing gel, packing 659 mL	Packet	400,19	472,23	456,27	538,40	**14,01**
8882-E sealing gel, packing 292 mL	Packet	216,46	255,42	246,76	291,18	**14,00**
UB2A Scotchlok® connector, paralleling, core 0.4 - 0.9 mm	Thousand pieces	1,85	2,19	2,11	2,49	**13,65**
UR2 Scotchlok® Y-connector, core 0.4 - 0.9 mm	Thousand pieces	1,49	1,75	1,84	2,18	**24,03**
MS2™ 4000-D/TR connector for 25 pairs, core 0.32 - 0.7 mm	Piece	28,32	33,41	34,23	40,40	**20,90**
MS2™ 4075-S capsule with filler material (for connectors of 4000 or 4008 types)	Piece	48,03	56,68	65,31	77,06	**35,97**
MS2™ 4077-B capsule with filler material (for joining connectors 4000 and 4005)	Piece	53,28	62,87	72,68	85,76	**36,43**
STD-W:M coding tapes, color, in dispenser	Piece	342,51	404,17	382,69	451,57	**11,73**
2178-LS sealing rubber gasket	Piece	1 092,57	1 289,23	1 208,73	1 426,30	**10,63**

STD-O:9 coding tapes, numerical tagging, in dispenser	Piece	289,03	341,06	322,96	381,09	**11,74**
2529 Fibrlok™ II universal, optical connector	Piece	211,84	249,98	234,37	276,56	**10,63**
MS2™ 9700-10G/TR connector for 10 pairs, core 0.4 - 0.9 mm, with filler material	Piece	40,06	47,27	46,87	55,31	**17,01**
UY-2 Scotchlok® connector, core 0.4 - 0.9 mm, (1000 pieces in a box)	Piece	0,90	1,06	1,02	1,21	**13,98**
MS2™ 9700-10/TR connector for 10 pairs, core 0.4 - 0.9 mm	Piece	30,62	36,14	35,06	41,37	**14,48**
MS2™ 9705-10/TR linking connector for 10 pairs, core 0.4 - 0.9 mm	Piece	89,98	106,18	102,70	121,19	**14,14**
MS2™ 9708-10/TR paralleling connector for 10 pairs, core 0.4 - 0.9 mm	Piece	35,66	42,08	40,81	48,15	**14,44**
MS2™ 9777-S capsule with filler material (for connectors of 9700 or 9708 types)	Piece	33,56	39,60	38,34	45,24	**14,25**
STG2 C2 K10 plinth with open contacts for section LSA PLUS (C252821A)	Piece	112,21	132,41	127,90	150,92	**13,98**
MBCCK 200/300 universal, compression coupling for 200-300 pairs	Piece	2 522,40	2 976,44	2 902,49	3 424,94	**15,07**
MBCCK 300/500 universal, compression coupling for 300-500 pairs	Piece	2 786,68	3 288,29	3 237,62	3 820,39	**16,18**
BCCK 10 compression, box coupling for 10 pairs	Piece	479,48	565,79	563,24	664,63	**17,47**
BCCK 20/30 compression box coupling for 20/30 pairs	Piece	700,97	827,15	806,57	951,75	**15,06**
BCCK 50 compression box coupling for 50 pairs	Piece	784,87	926,15	903,07	1 065,62	**15,06**
BCCK 100 compression box coupling for 100 pairs with Armorcast™	Piece	1 201,00	1 417,19	1 381,98	1 630,74	**15,07**
MBCCK 20 compression splice box for 20 pairs	Piece	796,40	939,76	916,62	1 081,61	**15,09**
MBCCK 30/50 compression splice box for 30/50 pairs	Piece	838,56	989,51	1 037,45	1 224,20	**23,72**
MBCCK 100 compression splice box for 100 pairs with Armorcast™	Piece	1 333,14	1 573,11	1 534,06	1 810,19	**15,07**
BCCK 100 compression box coupling for 100 pairs	Piece	1 035,51	1 221,91	1 191,47	1 405,93	**15,06**
Cleaning cloths	Piece	38,59	45,54	43,82	51,71	**13,54**
Armorcast™ structural material, 1.5 m x 97 mm, and a pair of gloves	Coil	180,66	213,18	212,52	250,77	**17,63**
2524 optical cassette for Fibrlok	Piece	570,30	672,95	982,26	1 159,06	**72,24**
2900R Scotch® mastic resin tape, 38 mm x 1.5 m	Coil	241,22	284,64	280,72	331,25	**16,37**
4413-S Scotchcast™ cleaning fluid for 200 pairs	Set	354,05	417,78	446,36	526,71	**26,07**
4413-L Scotchcast™ cleaning fluid for 600 pairs	Set	472,98	558,11	622,27	734,28	**31,57**
Warning sign	Piece	342,77	404,47	798,00	941,64	**132,81**
5 litre cylinder for gas-fired burner	Piece	603,20	711,78	940,80	1 110,14	**55,97**
БКТО 2/100 with open skirtboards	Piece	1 835,06	2 165,37	2 114,06	2 494,59	**15,20**
БКТО 2/200 with open skirtboards	Piece	3 201,01	3 777,19	3 754,10	4 429,84	**17,28**
Boxes БКТ 100x2	Piece	584,64	689,88	924,00	1 090,32	**58,05**
Boxes БКТ 10x2	Piece	110,03	129,84	192,50	227,15	**74,95**
Boxes БКТ 20x2	Piece	170,52	201,21	253,00	298,54	**48,37**
Boxes БКТ 30x2	Piece	243,60	287,45	320,10	377,72	**31,40**
Boxes БКТ 50x2	Piece	316,68	373,68	442,20	521,80	**39,64**
Sealant Vilad (300 g)	Set	197,44	232,98	246,40	290,75	**24,80**
Sealant Vilad-31 (90 g)	Packet	68,64	81,00	119,00	140,42	**73,36**

Sleeve ГП-05	Packet	31,40	37,06	247,50	292,05	**688,10**
Protective zinc-coated duct 60 x 1000	Piece	37,47	44,21	87,32	103,04	**133,06**
Insulator РФО-16	Piece	10,30	12,15	18,20	21,48	**76,76**
Insulator ТФ-12	Piece	10,30	12,15	20,02	23,62	**94,43**
Insulator ТФ-16	Piece	11,53	13,61	20,46	24,14	**77,42**
Cable bay	Set	1 910,52	2 254,41	2 674,73	3 156,18	**40,00**
Hot melt adhesive КР-1	Kg	252,42	297,85	357,50	421,85	**41,63**
Climbing irons КМ-1	Pair	1 092,58	1 289,25	1 752,67	2 068,16	**60,42**
Climbing irons КМ-2	Pair	1 166,95	1 377,00	2 077,46	2 451,40	**78,02**
Bracket ККЧ-2	Piece	70,53	83,22	78,65	92,81	**11,52**
Bracket ККЧ-3	Piece	100,77	118,91	117,37	138,50	**16,47**
Bracket ККЧ-4	Piece	178,47	210,59	214,50	253,11	**20,19**
Metal box КРТУ-10	Piece	146,16	172,47	183,58	216,62	**25,60**
Universal box УК-2Р	Piece	10,30	12,15	21,44	25,30	**108,23**
Hook КН-12	Piece	15,75	18,59	29,92	35,31	**89,92**
Hook КН-16	Piece	23,02	27,16	39,27	46,34	**70,60**
Universal manhole ЛУ	Pair	1 372,83	1 619,94	3 256,64	3 842,83	**137,22**
Tongue ЛП-4/5 for wire pulling	Piece	384,41	453,60	535,70	632,13	**39,36**
PE tape 40 mm	Coil	59,16	69,81	79,20	93,46	**33,87**
Telephone hatch ЛТ	Piece	1 628,78	1 921,95	2 116,00	2 496,88	**29,91**
Telephone hatch ТТ	Piece	2 712,49	3 200,74	3 682,00	4 344,76	**35,74**
Metal sleeve gaskets for asbestos pipes	Piece	9,72	11,47	12,43	14,67	**27,90**
Bitumen mastic МБ-70/60	Kg	10,30	12,15	19,69	23,23	**91,23**
Socket 2 МПР-5/6	Piece	160,38	189,25	233,74	275,81	**45,74**
Socket 2МРП-0,5	Piece	19,20	22,65	42,99	50,73	**123,92**
Socket 2МРП-1	Piece	27,84	32,85	57,32	67,64	**105,89**
Socket 2МРП-2	Piece	70,47	83,15	99,67	117,61	**41,44**
Socket 3МПР-5/6	Piece	151,88	179,21	233,74	275,81	**53,90**
Socket 3МРП-0,5	Piece	27,63	32,61	42,99	50,73	**55,57**
Socket 3МРП-1	Piece	34,54	40,75	57,32	67,64	**65,97**
Socket 3МРП-1 with ТУТ	Set	213,55	251,99	248,82	293,61	**16,52**
Socket 3МРП-2/4	Piece	94,77	111,83	136,36	160,90	**43,88**
Socket 4МПР-0,5	Piece	64,75	76,40	85,95	101,43	**32,76**
Socket 4МПР-10/12	Piece	525,80	620,44	811,01	956,99	**54,24**
Socket МПП-0,5	Piece	14,42	17,01	28,64	33,80	**98,71**
Socket МПП-1	Piece	19,45	22,95	42,99	50,73	**121,03**
Socket МПП-10/12	Piece	363,26	428,65	518,30	611,59	**42,68**

Socket МПП-2	Piece	26,25	30,97	87,60	103,37	**233,78**
Socket МПП-2/4	Piece	75,08	88,60	107,12	126,40	**42,67**
Socket МПП-5/6	Piece	111,24	131,27	165,56	195,36	**48,83**
Communications cables metal hanger П-11	Piece	3,44	4,06	4,46	5,26	**29,48**
Communications cables metal hanger П-14	Piece	4,07	4,81	5,50	6,49	**35,04**
Communications cables metal hanger П-16	Piece	4,87	5,75	6,86	8,10	**40,98**
Communications cables metal hanger П-20	Piece	6,00	7,08	7,77	9,17	**29,56**
Lineman strap ПП-1Г	Piece	464,49	548,10	693,00	817,74	**49,20**
Mounting frame	Piece	3 459,66	4 082,40	4 664,00	5 503,52	**34,81**
Glass tape ЛЭСБ 02 x45 mm.	Running meter	1,48	1,75	1,65	1,95	**11,56**
Transformer ТАМУ - 10С 240/30	Piece	461,70	544,81	753,50	889,13	**63,20**
Transformer ТАМУ - 25С 240/30	Piece	486,00	573,48	821,70	969,61	**69,07**
Tube ТУТ 100/50	m	86,32	101,85	136,00	160,48	**57,56**
Tube ТУТ 12/6	m	8,88	10,48	13,90	16,40	**56,55**
Tube ТУТ 16/8	m	12,34	14,56	19,40	22,89	**57,23**
Tube ТУТ 20/10	m	15,96	18,83	25,00	29,50	**56,68**
Tube ТУТ 24/12	m	21,35	25,19	33,50	39,53	**56,90**
Tube ТУТ 30/15	m	21,40	25,25	41,40	48,85	**93,46**
Tube ТУТ 35/15	m	25,52	30,11	43,40	51,21	**70,10**
Tube ТУТ 40/20	m	36,05	42,54	61,10	72,10	**69,47**
Tube ТУТ 50/20	m	43,58	51,42	69,00	81,42	**58,35**
Tube ТУТ 6/3	m	4,48	5,29	7,65	9,03	**70,80**
Tube ТУТ 60/30	m	49,01	57,83	83,50	98,53	**70,37**
Tube ТУТ 70/35	m	58,85	69,44	95,20	112,34	**61,78**
Tube ТУТ 8/4	m	5,81	6,86	9,08	10,71	**56,29**
Tube ТУТ 80/40	m	71,21	84,03	121,00	142,78	**69,92**
Device УКС-10 with carbon protector and fuse	Piece	659,55	778,27	1 153,60	1 361,25	**74,91**
Device УКС-20 with carbon protector and fuse	Piece	925,68	1 092,30	1 730,40	2 041,87	**86,93**
Cable grip, small ЧКМ-18/38	Piece	1 164,96	1 374,65	1 489,60	1 757,73	**27,87**
Cable grip, medium ЧКС-50/63	Piece	1 375,74	1 623,38	2 545,45	3 003,63	**85,02**
Cabinet ШР-1200М	Piece	11 245,28	13 269,43	12 874,40	15 191,79	**14,49**
Cabinet ШР-600М	Piece	8 110,42	9 570,29	9 434,93	11 133,22	**16,33**
Cabinet ШРП-150	Piece	2 614,93	3 085,61	3 108,00	3 667,44	**18,86**
Cabinet ШРП-300	Piece	4 553,61	5 373,27	5 915,00	6 979,70	**29,90**
Box ЯКГ-10/2	Piece	1 597,73	1 885,32	1 890,00	2 230,20	**18,29**
Box ЯКГ-20/2	Piece	2 093,64	2 470,50	2 520,00	2 973,60	**20,36**
Telegraph iron wire						

Zinc-coated telegraph wire for overhead lines, GOST 1668-73, d-3,0 mm.	Ton	21 591,2	25 477,56	24 829,7	29 298,99	**15,00**
Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-4,0 mm.	Ton	20 070,0	23 682,58	23 080,5	27 234,99	**15,00**
Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-5,0 mm.	Ton	20 070,0	23 682,58	23 460,0	27 682,80	**16,89**
Zinc-coated telegraph wire for overhead lines, GOST 1668-73 d-6,0 mm.	Ton	20 070,0	23 682,58	22 332,7	26 352,55	**11,27**
Zinc-coated telegraph wire for overhead lines, GOST 15892-70, d-1,4 mm.	Ton	26 201,8	30 918,15	30 132,1	35 555,87	**15,00**
Carbon steel rolled wire, Specs. ТУ 5282-94, d-6,5 mm.	Ton	13 740,7	16 214,00	20 436,1	24 114,62	**48,73**
Impregnated wood poles						
Impregnated pole L=6,5 m	Piece	840,00	991,20	1 000,00	1 180,00	**19,05**
Impregnated pole L=8,5 m	Piece	1 260,00	1 486,80	1 389,83	1 640,00	**10,30**
Instrumentation						
Metal detector BM – 901	Piece	7 554	8 913,72	8 836,50	10 427,07	**17,0**
Route defect detector Poisk-210Д-2 (2)	Piece	33 070	39 022,60	41 352,08	48 795,45	**25,0**
Marker finder 3M Dynatel 2206	Piece	65 515	77 307,70	72 344,38	85 366,37	**10,4**
Cable finder 3M Dynatel 2273 E5 T3	Piece	143 685	169 548,30	165 993,46	195 872,28	**15,5**
Cable device ИРК-ПРО ALPHA	Piece	45 499	53 688,82	50 415,29	59 490,04	**10,8**
Crosstalk meter ИПЗ-АЛ	Piece	17 850	21063,00	21 096,63	24 894,02	**18,2**
Operative attenuation and crosstalk meter ADSL Delta-ПРО 3.31 (to 2 MHz) + Delta oscillator (to 2 MHz)	Piece	53 681	63 343,58	63 655,67	75 113,69	**18,6**
Attenuation and error monitoring meter Delta-ПРО-3.30	Piece	34 090	40 226,20	41 665,53	49 165,33	**22,2**
x DSL line analyzer An Com A7/333100/301	Piece	153 746	181 420,28	184 939,04	218 228,07	**20,3**
Sw/hw measuring complex An Com : An Com TDA5/37100/0007	Piece	128 520	151 653,60	167 641,42	197 816,88	**30,4**
Sw/hw measuring complex + PC P4-28(775)/512D3/120f/256GF5500/DVD±/F3Dom(29719) article EXTREM01	Piece	178 540	221 297,20	249 926,36	294 913,10	**33,3**
Subscriber's cable analyzer (DSL) ALT-2000 (ALT-05; ALT-09; ALT-TDR; ALT-12)	Piece	224 916	265 400,88	292 555,42	345 215,40	**30,1**
Subscriber's cable analyzer (DSL) (cables for connection to link);	Piece	232 686	274 569,48	286 637,02	338 231,68	**23,2**
Lightning protector tester (with the loop for testing 10 lightning protectors and with grounding loop)	Piece	32 765	38 662,70	55 224,70	65 165,15	**68,5**
Portable distribution frame device ПКП-60	Piece	26 980	31 836,40	31 200,38	36 816,45	**15,6**
Cable device REIS – 205/4	Piece	85 470	100 854,60	106 832,60	126 062,47	**25,0**
Reflection meter Reis – 105P	Piece	55 799	65 842,82	64 047,50	75 576,05	**14,8**
Pulse reflection meter РИ-10М 1	Piece	50 954	60 125,72	60 417,00	71 292,06	**18,6**
Pulse reflection meter РИ-20М	Piece	54 296	64 069,28	70 375,20	83 042,74	**29,6**
Reflection meter P5-10/1	Piece	52 429	61 866,22	59 652,54	70 390,00	**13,8**
Link error monitoring device Ukol-15	Piece	22 641	26 716,38	27 564,40	32 525,99	**21,7**
Analysis of channels and interfaces E1 MAX-E1	Piece	39 900	47 082,00	52 081,92	61 456,67	**30,5**
Analysis of channels and interfaces E1 MAX-E2	Piece	39 900	47 082,00	52 081,92	61 456,67	**30,5**

E1 BERcut E1 analyzer (with jitter and bit pattern)	Piece	65 009	76 710,62	74 655,00	88 092,90	**14,8**
E1 BERcut E1 analyzer (with jitter and bit pattern +SLA)	Piece	93 652	110509,36	107 447,77	126 788,37	**14,7**
Optical reflection meter FTB-100 45 dB (cables and connectors)	Piece	424 450	500 851,00	532 853,30	628 766,89	**25,5**
Automatic welding unit SUMITOMO TYPE 37 (complete outfit)	Piece	411 075	485 068,50	520 545,20	614 243,34	**26,6**
Megohm meter ЭС0202/2Г	Piece	4 810	5 675,80	5 437,00	6 415,66	**13,0**
Electrical feed circuit tester MZC-303E	Piece	30 879	36 437,22	36 990,00	43 648,20	**19,8**
Phase-zero loop closing current meter Щ41160 (loop L-N)	Piece	12 159	14 347,62	17 253,00	20 358,54	**41,9**
Basic oscilloscope GDS 820 S	Piece	37 178	43 870,04	43 192,32	50 966,94	**16,2**
Frequency gauge Ч3-63	Piece	25 321	29 878,78	46 886,40	55 325,95	**85,2**
Signal injector (for settlements with subscribers) ГКС	Piece	5 000	5 900,00	6 932,20	8 180,00	**38,6**
Automated measuring complex PRIZMA	Piece	281 800	332 524,00	352 418,80	415 854,18	**25,1**
Portable digital anemometer ТКА-ПКА (model 50)	Piece	13 000	15 340,00	16 650,98	19 648,16	**28,1**

Share of import in supplies of materials and commodities for the last accomplished fiscal year and also for the reporting period:

Share of import in supplies of materials and commodities

Year	**Product description**	**Region, name and address of product vendors**			**Procurement volume (RUR thousand)**	**% in total volume of supplies**
		Region	**Name of product vendors**	**Address of product vendors**		
1	**2**	**3**	**4**	**5**	**6**	**7**
2006	Communication links items ("3M" company's items for telecommunications)	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	38 517,06	**7,91**
2007	Communication links items ("3M" company's items for telecommunications)	North-West	LLC "General DataComm"	Naberezhnaya Obvodnogo Kanala 93A, Saint-Petersburg, 191119	27 883,13	**5,73**

3.2.4. The issuer's products (works, services) sales markets.

Major markets where the issuer is operating:

OJSC "VolgaTelecom" services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

Major sales markets are Nizhny Novgorod and Samara oblasts:



Sales markets for Q I of 2007
25%
20%
15%
10%
5%
0%
7,3%
4,6%
4,7%
20,3%
10,9%
5,5%
15,0%
12,4%
7,4%
6,2%
5,6%
Kirov oblast
Republic of Mariy-El
Mordoviya Republic
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Udmurtiya Republic
Ulyanovsk oblast
Chuvash Republic

OJSC "VolgaTelecom" major markets from segments point of view are the following:

- ***Local and intrazonal telephone communication services market.***
- ***Internet and data transfer services market.***
- ***Cellular communication services market.***
- ***Connection and traffic transit services market (operator's market).***

The major end-user groups of communication services rendered by OJSC "VolgaTelecom" are the following:

- ***Household***
- ***Self-financing entities (large, medium and small)***
- ***State-financed organizations***

Performance description	**2003**	**2004**	**2005**	**2006**	**Q I of 2007***
Share of revenues from household, %	*57,2*	*56,5*	*57,0*	*54,9*	*55,8*
Share of revenues from self-financing entities, %	*34,7*	*35,6*	*35,1*	*37,1*	*36,3*
Share of revenues from state-financed organizations, %	*8,1*	*7,9*	*7,9*	*8,0*	*7,9*

* *The performances were calculated on the basis of current data.*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and hypothetical actions of the issuer to reduce this impact:

The major negative factors which may affect OJSC "VolgaTelecom" services sales are the following:

- change of legislation in communications industry

- improvement of competition in telecommunications market, in the segments of high-yielding corporate clients and property developers, and also expected sharpening of competition in the area of new technologies and services.

The Company's management conducts regular monitoring and control of change of key indicators characterizing the efficiency of the Company's activity in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activity additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activity conditions change, the forecasts of economical development and marketing strategy are adjusted.

3.2.5. Data on the issuer's licenses.

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activity is communication services provision:

№№	LICENSE NAME	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE BODY THAT ISSUED THE LICENSE
1.	Provision of local and intrazonal telephone communication services	№ **23245** of 04.10.2002. (till 04.10.2012);	License of the Ministry of IT and Communications of the Russian Federation
2	Provision of local, DLD and ILD telephone communication services (by using the network of call offices, payphone network)	№ **24345** of 28.11.2002 (till 28.11.2007);	License of the Ministry of IT and Communications of the Russian Federation
3	Communications channels lease out	№ **23246** of 12.09.2002 (till 12.09.2007);	License of the Ministry of IT and Communications of the Russian Federation
4	Provision of telematic services	№ **23240** of 01.08.2002 (till 01.08.2007);	License of the Ministry of IT and Communications of the Russian Federation
5.	Data transfer communication services for the purposes of voice information transmission	№ **48866** of 09.03.2007 (till 09.03.2012)	Federal Service of supervision in communications industry
5	Provision of telegraph communication services	№ **23243** of 14.11.2002 (till 14.11.2007);	License of the Ministry of IT and Communications of the Russian Federation
6	Provision of data transfer services	№ **23241** of 01.08.2002 (till 01.08.2007);	License of the Ministry of IT and Communications of the Russian Federation
7	Provision of services of broadcasting sound programs over wire broadcasting network	№ **23721** of 12.09.2002 (till 12.09.2007);	License of the Ministry of IT and Communications of the Russian Federation
8	Provision of cellular radio telephone communication services in the frequency range: NMT- 450 MHz (Samara oblast)	№ **39201** of 01.02.2006 till (01.02.2009)	License of the Ministry of IT and Communications of the Russian Federation

	GSM- 900/1800 MHz (the Republic of Mariy-El) IMT-MC 450 (Samara oblast)	№ **23244** of 28.11.2002 (till 17.03.2010); № **27602** of 18.08.2003 (till 18.08.2013);	
9	Provision of mobile radio telephone communication services	№ **36742** of 28.11.2005 (till 28.11.2010);	License of Federal Service of supervision in communications industry
10	Provision of TV programs broadcasting services via cable TV network	**1). № 46638** of 19.10.2007 (till 19.01.2012) Saratov city of Saratov oblast;	License of the Ministry of IT and Communications of the Russian Federation
		2). № 41564 of 23.05.2006 (till 23.05.2011) issued to extend the validity term of license № 26974), Nizhny Novgorod city	Federal Service of supervision in communications industry
		3). № 41563 of 18.08.2006 (till 18.08.2011) issued to extend the validity term of license №27620) Samara city, Syzran town, Toliyatti town of Samara oblast;	Federal Service of supervision in communications industry
		4). № 44589 of 30.12.2006 (till 31.12.2011); (Kirov city)	Federal Service of supervision in communications industry
		5). № 38571 of 14.03.2006 (till 14.03.2011); Orenburg city	Federal Service of supervision in communications industry
		6). № 32182 of 27.06.2005 (till 27.06.2010) The Republic of Mariy-El (Ioshkar Ola town, Sernur town)	Federal Service of supervision in communications industry
		7). № 32183 of 08.06.2005 (till 08.06.2010); Cheboksary town;	Federal Service of supervision in communications industry
		8). № 31760 of 26.05.2005 (till 26.05.2010) The Republic of Mariy-El, Kozmodemiyansk town, settlement Medvedevo	Federal Service of supervision in communications industry
		9). № 37277 of 12.12.2005 (till 12.12.2010) Neftegorsk town.	Federal Service of supervision in communications industry
		10). № 42567 of 12.07.2006 (till 12.07.2011) Otradnyi town.	Federal Service of supervision in communications industry
		11). № 43243 of 28.07.2006 (till 28.07.2011) Settlement Orshanka, N.Toriyal of the Republic of Mariy-El	Federal Service of supervision in communications industry
		12). № 47903 of 09.02.2007 (till 09.02.2012); Izhevsk city	Federal Service of supervision in communications industry
		13). № 49536 of 09.03.2007 (till 09. 03.2012) Arzamas, Vyksa, Krasnye Baki, Lukoyanov, Perevoz, Sergach, Sechenovo of Nizhny Novgorod oblast	Federal Service of supervision in communications industry
		14). № 49535 of 09.03.2007 (till 09.03.2012); Penza city	Federal Service of supervision in communications industry

		15). № 49537 of 09.03.2007 (till 09.03.2012) Saransk town, Ulyanovsk city	Federal Service of supervision in communications industry
11	Provision of services of on-air broadcasting of sound programs	**№ 39210** of 15.03.2006 (till 05.01.2010) Nizhny Novgorod oblast; **№ 31759** of 26.05.2005 (till 11.05.2010) Vyatskie Polyany of Kirov oblast	Federal Service of supervision in communications industry Federal Service of supervision in communications industry
12	Communication services for the purposes of on-air broadcasting	**№ 31291** of 24.03.2005 till 05.04.2008 Settlements in Kirov oblast	Federal Service of supervision in communications industry
13	Communication services for the purposes of on-air broadcasting (DVB-T standard)	**№ 37341** of 12.12.2005 till 12.12.2010 Mordoviya Republic	Federal Service of supervision in communications industry
14	Communication services for the purposes of on-air broadcasting	**№ 31262** of 05.04.2005 till 05.04.2010 Settlements in the Republic of Mariy-El	Federal Service of supervision in communications industry
15	Communication services for the purposes of on-air broadcasting	**№ 32184** of 19.05.2005 till 19.05.2008 Settlements in Mordoviya Republic	Federal Service of supervision in communications industry
16	Communication services for the purposes of on-air broadcasting	**№ 33078** of 15.07.2005 till 15.07.2010 Kilenary in the Republic of Mariy-El.	Federal Service of supervision in communications industry
17	Communication services for the purposes of on-air broadcasting	**№ 42003** of 19.06.2006 till 19.06.2011	Federal Service of supervision in communications industry
18	Communication services for the purposes of on-air broadcasting	**№ 43244** of 28.07.2006 till 22.12.2010	Federal Service of supervision in communications industry
19	Communication services for the purposes of on-air broadcasting	**№ 45179** of 24.10.2006 till 21.06.2011 settlements in Orenburg oblast;	Federal Service of supervision in communications industry
20	Communication services for the purposes of on-air broadcasting	**№ 45180** of 24.10.2006 till 21.06.2011 settlements in Samara oblast	Federal Service of supervision in communications industry

21	Communication services for the purposes of on-air broadcasting	**№ 44494** of 21.09.2006 till 21.06.2011; Saratov oblast	Federal Service of supervision in communications industry
		№ 49538 of 09.03.2007 (till 09.03.2012) issued to extend the validity term of license № 23264 of 31.10.2002 (till 20.05.2007); Saransk town of Mordoviya Republic	Federal Service of supervision in communications industry
		№ 38572 of 14.03.2006 (till 14.03.2009); settlements in Samara oblast	Federal Service of supervision in communications industry
		№ 36191 of 31.10.2005 till 31.10.2008; settlements in Orenburg oblast	Federal Service of supervision in communications industry
		№ 36164 of 31.10.2005 till 31.10.2008; settlements in Orenburg oblast	Federal Service of supervision in communications industry
		№ 47902 of 09.02.2007 (till 21.06.2011); Gladchikha, Kuzovatovo of Ulyanovsk oblast.	Federal Service of supervision in communications industry
		№ 47901 of 09.02.2007 (till 21.06.2011); Levany, Nyr of Kirov oblast	Federal Service of supervision in communications industry
		№ 47904 of 09.02.2007 (till 21.06.2011) Surskoe, Inza, Radishchevo, Pavlovka	Federal Service of supervision in communications industry
		№ 49372 of 09.03.2007 (till 09.03.2012) Syzran, Khvorostyanka, Neftegorsk, Isakly, Kinel-Cherkassy of Samara oblast	Federal Service of supervision in communications industry
		№ 48479 of 05.03.2007 (till 05.03.2012) Rtishchevo, Atkarsk of Saratov oblast	Federal Service of supervision in communications industry
		№ 48478 of 05.03.2007 (till 05.03.2012) settlement Sovkhoznyi of Chuvashiya Republic	Federal Service of supervision in communications industry
		№ 48476 of 05.03.2007 (till 05.03.2012) 12 settlements of Orenburg oblast	Federal Service of supervision in communications industry
		№ 48477 of 05.03.2007 (till 05.03.2012) Orenburg city	Federal Service of supervision in communications industry
		№ 49342 of 09.03.2007 (till 09.03.2012) 10 settlements of Penza oblast	Federal Service of supervision in communications industry
22	Mobile radio communication services in PSTN	**№ 33679** of 28.07.2005 till 28.07.2008 the Republic of Mariy-El.	License of the Ministry of IT and Communications of the Russian Federation
23	For repair of measuring equipment	**№ 000383-P** of 21.01.2005 till 21.01.2010.	Federal agency for technical regulation and metrology
24	For carrying out medical activity	**№ Г 793689 M 147** of 03.04.2003 (till 03.04.2008);	Nizhny Novgorod registration chamber
		№ 1421-П of 27.12.2002 (till 27.12.2007);	Ministry of Public Health of Udmurtiya Republic
25	Activity of construction of buildings and structures of I and II criticality ratings in accordance with the state standard	**ГС-4-52-02-26-0-5260901817-002029-2** of 09.01.2003 (till 09.01.2008); **ГС-4-52-02-22-0-5260901817-001771-1** of 03.10.2002 (till 03.10.2007);	RF state committee for construction and housing and municipal complex

		Д 324172 of 14.06.2002 (till 14.06.2007); **ГС-4-52-02-22-0-5260901817-001732-1** of 19.09.2002 (till 19.09.2007)	
26	Activity for fire prevention and extinguishing	**№ 1/01031** of 21.05.2003 (till 21.05.2008);	Main department of State fire fighting service
27	For the right of use of subsurface resources	**ИЖВ № 00700** till 29.01.2021	Department of natural resources and environment protection of Russia's Ministry of Natural Resources for Udmurtiya Republic
28	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of OJSC "VolgaTelecom" Saratov branch	**СРТ № 00864** till 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Saratov oblast.
29	The right to use subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	**СМР №00968** till 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Samara oblast.
30	For the right to use subsurface resources to provide water for health complex	**СМР 01135** of 16.01.2006 till 06.09.2026	Territorial agency for use of subsurface resources for Samara oblast.
31	For the right to use subsurface resources to produce subsurface water for economic and drinking needs of children's health campus "Orbita"	**ЧЕБ №01295** till 10.04.2013	Ministry of Natural Resources of Chuvashiya Republic
32	For the right to use subsurface resources to produce subsurface water for economic and drinking needs	**ИШК №01818** till 25.02.2010	Area fund of information of natural resources and environment protection of Russia's Ministry of Natural Resources for the Republic of Mariy-El
33	Production of subsurface water to provide for technological needs of recreation camp "Vetchak"	**НЖГ № 00964** till 30.08.2010	Regional agency for subsurface resources use in the Volga Federal district
34	Production of subsurface water to provide for economic-drinking needs of "Impulse" complex	**ОМР 00679** till 06.09.2026	Samara's area fund of geological information
35	For carrying out the activity of hazardous waste handling	**М04/0011/Л** of 31.05.2004 (till 31.05.2009)	Ministry of Natural Resources of the Russian Federation
36	Technical maintenance of gas circuits (maintenance, repair and rehabilitation of gas pipelines, constructions and other objects required for operation of gas circuits)	**№ 43-ДГ-006918** (С) of 29.07.2003 till 29.07.2008	Russia's Gostekhnadzor
37	Installation, repair and servicing operations of fire fighting means ensuring fire security of buildings and constructions	**№ 2/01817** of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of State fire fighting service
38	For carrying out surveying and mapping activities, including: **1) 8.1.2.0.0** topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; **2) 8.2.2.0.0**. topographic survey of	**ВВГ-01374К** of May 16, 2006 (till 16.05.2011);	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation

	underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; For carrying out survey operations, including: **1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities; **2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities	**ВВГ-01373Г** of May 16, 2006 (till May 16, 2011)	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation
39	Engineering maintenance of ciphering equipment	**№ Б 325753** of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
40	Provision of services in information encryption area	**Б 325754** of 10.11.2005 (till 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
41	Distribution of encryption (ciphering) equipment	**Б 325752** of 10.11.2005 (till 10.11.2010).	Department of Federal Security Service for Nizhny Novgorod oblast
42	Educational activity	**№ 1501** of October 13, 2006 till 13.10.2009 Saransk town of Mordoviya Republic.	Ministry of Education of Mordoviya Republic
43	Transportation of passengers by automobile transport	**№ АСС 52 000640** of 15.10.2002 (till 14.10.2007);	Licensing chamber
44	Transportation of passengers by truck transport	**№ ГСС 52 000639** of 15.10.2002 (till 14.10.2007);	Licensing chamber
45	For radio broadcasting:		
46	Mass medium "Volna"	Series PB **№ 10333** of 30.06.2006 (till 03.07.2010);	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
47	Mass medium "Pulse of Nizhny"	Series PB **№ 11370** of 13.02.2007 (till 12.11.2011) issued to extend the validity term of license № 7218 of 24.04.2003 (till 12.11.2006)	RF Ministry on press, TV and radio broadcasting, and mass media (currently Federal Agency for press and mass media)
48	Mass medium "Retro-Aliyans"	Series PB **№ 10316** of 29.06.2006 (till 16.02.2011)	RF Ministry on press, TV and radio broadcasting, and mass media (currently Federal Agency for press and mass media)
49	Mass medium "Radio "Russkyi lad"	Series PB **№ 7980** of 18.12.2003 (till 18.12.2008);	RF Ministry on press, TV and radio broadcasting, and mass media (currently Federal Agency for press and mass media)

50	Mass medium "Radio "Russkyi lad"	Series PB **№ 8552** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
51	Mass medium "Radio "Russkyi lad"	Series PB **№ 8553** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
52	Mass medium "Radio "Russkyi lad"	Series PB **№ 8554** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
53	Mass medium "Radio "Russkyi lad"	Series PB **№ 8555** of 15.11.2004 (till 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
54	Mass medium "Radio "Russkyi lad"	Series PB **№ 9802** of 23.01.2006 (till 23.01.2011)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
55	Mass medium "Radio "Russkyi lad"	Series PB **№ 8820** of 06.04.2005 till 06.04.2010	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
56	Mass medium "TV-2000"	Series TB **№ 9454** of 02.11.2005 (till 01.11.2010)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
57	Mass medium "Radio on "VolgaTelecom" wave"	Series PB **№ 8567** of 24.11.2004 (till 05.07.2009);	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
58	Mass medium "Radio on "VolgaTelecom" wave"	Series PB **№ 8565** of 24.11.2004 (till 04.03.2009);	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
59	Mass medium "BTK-Inform"	Series TB **№ 11020** of 16.01.2007 (till 15.01.2012)	Federal service of supervision over compliance with legislation in the area of mass communication and cultural heritage protection.
60	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	**ЛФ/07-615-52** of 31.03.1999 (till 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license	Federal Agency for Government Communications and Information
61	Activities and provision of services in the area of state secrets protection	**№ 154** of 29.01.2003 till 29.01.08. **№ 524** of 09.12.2002 till 09.12.07. **№ 194** of 17.06.2003 till 17.06.08. **№ 192** of 01.11.2003 till 01.11.08. **№ 665** of 19.04.2006 till 09.12.2007.	Area departments of Federal Security Service

62	Operations with the use of data making state secret	**№ 523** of 09.12.2002 till 09.12.07. **№ 523/1** of 19.12.2002 till 09.12.07. **№ 523/2** of 19.12.2002 till 09.12.07. **№ 523/3** of 19.12.2002 till 09.12.07. **№ 523/4** of 19.12.2002 till 09.12.07. **№ 523/5** of 19.12.2002 till 09.12.07. **№ 126** of 09.04.2003 till 10.04.08. **№ 126/1** of 09.04.2003 till 10.04.08. **№126/2** of 09.04.2003 till 10.04.08. **№ 193** of 17.06.2003 till 17.06.08. **№ 152** of 17.03.2003 till 17.03.08. **№152/1** of 17.03.2003 till 17.03.08. **№ 153** of 29.01.2003 till 29.01.08. **№ 153/4** of 29.01.2003 till 29.01.08. **№ 153/3** of 29.01.2003 till 29.01.08. **№ 153/2** of 29.01.2003 till 29.01.08. **№ 153/1** of 29.01.2003 till 29.01.08. **ЛЗ/180** of 09.12.2002 till 9.12.2010. **ЛЗ/180-01** of 09.12.2002 till 9.12.2010. **№ 775** of 15.02.2005 till 16.02.2010. **№ 775/1** of 15.02.2006 till 16.02.2010. **№ 775/2** of 15.02.2006 till 16.02.2010. **№ ЛЗ/180** of 09.12.2002 till 09.12.2010. **№ ЛЗ/180-01** of 09.12.2002 till 09.12.2010. **№ 842** of 25.08.2005 till 16.02.2010. **№ 843** of 25.08.2005 till 16.02.2010. **№ 461** of 24.07.2006 till 24.07.2009.	Area departments of Federal Security Service

Issuer's forecast as regards the probability of licenses extension.

Subject to compliance with necessary requirements and conditions in the course of services provision the validity term of most of the licenses will be extended. The conditions and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were performed in accordance with the licenses conditions.

1. For communication services licenses.
Upon the validity term expiry the licenses may be extended if all items of the license conditions are conformed, which is confirmed by the verification report of the territorial department of Rossvyaznadzor, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the licensor's attention – Federal Agency for supervisory control in communications industry. Due to the fact that the Law "On communication" as redrafted became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting.

The issuer's forecast as regards the probability of license extension: ***positive***

2. (for items 45-62 of the Table provided in this item) Broadcasting licenses are extended on the basis of the verification report of DSSCI (department of state supervision over communications and informatization) confirming the compliance with the license conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by the Russian Federation Ministry of culture and mass communication.

The issuer's forecast as regards the probability of license extension: ***positive***

3. Licenses for the activity listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's attention.

3.2.6. The issuer's joint activity.

Information about the issuer's joint activity for the last 5 accomplished fiscal years preceding the reporting period:

For the last 5 accomplished fiscal years the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

Information about the issuer's joint activity for the reporting period:

For the reporting period the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents.

3.2.7.1. For joint stock investment funds.
The issuer is not a joint stock investment fund.

3.2.7.2. For insurance undertakings.
The issuer is not an insurance undertaking.

3.2.7.3. For credit institutions.
The issuer is not a credit institution.

3.2.7.4. For mortgage agents.
The issuer is not a mortgage agent.

3.2.8. Additional requirements to the issuers the core activity of which is mining operations

The issuer does not mine mineral resources.
There are no subsidiary (affiliated) companies of the issuer which are engaged in mining operations.

3.2.9. Additional requirements to the issuers the core activity of which is communication services provision

a) Communication services provision licenses

Basic provisions of licenses

1) Provisions of carrying out the activity in accordance with license № 23245.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee when rendering local phone communication services must provide a subscriber with the access to telematic services and to the services of intrazonal, DLD & ILD telephone communication, and also to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

DLD & ILD telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communication of PSTN of the Russian Federation.

The licensee when rendering intrazonal telephone communication services must provide a subscriber with the access to telematic services and to data transfer communication services, excluding the services of data transfer for the purposes of voice information transmission.

Provision of local and intrazonal communication services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated as per the established procedure by the state radio frequency service with the Russian Federation Ministry of IT and Communications.

The license validity term: **till 04.10.2012**

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
In accordance with item 22 of the license provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the specified obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the specified obligations: ***in accordance with scheduled check of supervisory bodies the license's provisions are currently complied with.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Provisions of carrying out the activity in accordance with license № 24345.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, DLD & ILD telephone communication of PSTN at the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast by using the network of call offices and payphone network being created by the licensee.

The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communication channels and physical circuits of communication network of other operators for value received in accordance with the Civil Code.

The license validity term: *till 28.11.2007*

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Provisions of carrying out the activity in accordance with license № 23241

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of the Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Data transfer services are provided by using the licensee's data transfer network.

The licensee has the right to connect the data transfer equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of PSTN.

The licensee's data transfer equipment connection to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: *till 01.08.2007*

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license requirements.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

4) Provisions of carrying out the activity in accordance with license № 23721

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of sound programs broadcasting via the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee's network is intended for broadcasting of sound programs of All-Russia and state regional companies.

Broadcasting of other programs is possible when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.

The license validity term: ***till 12.09.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***
The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Provisions of carrying out the activity in accordance with license № 23244

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of PSTN by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Mariy-El.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to the Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: *till 17.03.2010*

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscribers gets the access to the service after its registration in the network's base.

The dates of performance of the specified obligations: ***It is created simultaneously since the time of contracts conclusion with the subscriber.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Provisions of carrying out the activity in accordance with license № 36742

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of PSTN on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communication services is obliged to observe the rules of communication networks connection and of their interaction as approved by the RF Government when connecting mobile radio telephone communication network of the licensee to PSTN, when connecting other communication networks to mobile radio telephone communication network of the licensee, when keeping the record of traffic and its transit in mobile radio telephone communication network of the licensee and when keeping the record of traffic and its transit from (to) communication networks of other operators.

The license validity term: *till 28.11.2008*

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized

supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Provisions of carrying out the activity in accordance with license № 23246

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide to users and subscribers technical capability of information transmission over channels and communication paths in analog and digital transmission systems of cable, overhead, microwave, satellite communication lines for transmission of communication signal within the boarders of one RF subject on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Provision of channels, communication paths and physical circuits to customers is allowed for arranging communication networks if their owners have appropriate licenses of the Russian Federation Ministry of IT and Communications (the Russian Federation Ministry of Communications, the Russian Federation State committee of Communications and IT, the Russian Federation State committee of Telecommunications), and also for arranging subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for arranging subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***till 12.09.2007***

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies no remarks were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Provisions of carrying out the activity in accordance with license № 23243

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

The license validity term: ***till 14.11.2007***

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activity in accordance with license № 23240

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of PSTN (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtiya, the Republic of Mordoviya, the

Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***till 01.08.2007***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activity in accordance with license № 39201

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of PSTN in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network 450.

The license validity term: ***till 02.02.2009***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators' activity" the requirements to network installed capacity are not stipulated, so the performance of this item does not result in the operator's responsibility.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Provisions of carrying out the activity in accordance with license № 27602

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of PSTN in the frequency range of 450 MHz on the basis of IMT-MC-450 technology at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of IMT-MC-450-based Federal cellular network of the Russian Federation.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies 453,00…457,4 MHz/463,0…467,4MHz.

The license validity term: ***till 18.08.2013***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Provisions of carrying out the activity in accordance with licenses №№ 46638, 41564, 41563, 44589, 38571,32182, 32183, 31760, 37277, 42567, 43243, 47903, 49536, 49535, 49537

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks on the territories of – Saratov city of Saratov oblast; Nizhny Novgorod city of Nizhny Novgorod oblast; Syzran town, Toliyatti town, Samara city, Neftegorsk town, Otradnyi town of Samara oblast; Kirov city of Kirov oblast; Orenburg city of Orenburg oblast; Ioshkar Ola town, Sernur town, Kozmodemiyansk town, settlement Orshanka, settlement Novyi Toriyal of the Republic of Mariy-El; Cheboksary town of Chuvash Republic.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***till 19.01.2012, 23.05.2011, till 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12.07.2011, 28.07.2011, 09.02.2012, 09.03.2012, 09.03.2012, and 09.03.2012 accordingly.***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:
There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Provisions of carrying out the activity in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 45180, 44494, 49538, 38572, 36191, 36164, 47902, 47901, 47904, 49372, 48479, 48478, 48476, 48477, 49342.

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and sound programs at the territories of settlements of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg, Penza, Ulyanovsk oblasts, the Republic of Mariy-El, Chuvashiya and Mordoviya Republics.

The licensee should provide the customers with the communication services meeting the quality and technical standards.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communications in the Russian Federation.

The license validity term: ***till 05.01.2010, 11.05.2010, 05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 14.03.2009, 31.10.2008, 31.10.2008, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, and 09.03.2012 accordingly.***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

There are no specified obligations.

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Provisions of carrying out the activity in accordance with license № 33679

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication in PSTN at the territory of the Republic of Mariy-El.

Maximum number of the licensee's network subscribers – there are no such obligations.

The network is established by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communications and IT.

The category of the communication network - PSTN.

The license validity term: ***till 28.07.2008***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base: ***There are no specified obligations.***

The dates of performance of the specified obligations: ***There are no specified obligations.***

The level of the issuer's performance of the specified obligations: ***There are no specified obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Provisions of carrying out the activity in accordance with license № 48866

Types of communication services and types of networks permitted for utilization:

By this license OJSC "VolgaTelecom" (licensee) is authorized to provide data transfer services for the purposes of voice information transmission at the territories of the following Republics and oblasts: the Republic of Mariy-El, Udmurtiya Republic, Mordoviya Republic, Chuvashiya Republic, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast and Nizhny Novgorod oblast.

The services are provided by using technical facilities of the licensee's data transfer network.

The license validity term: ***till 09.03.2012***

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are carrying out by the licensee of its activity without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the specified license to create the subscribers' base:

In accordance with license provisions for the activity in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the specified obligations: ***none.***

The level of the issuer's performance of the specified obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no remarks on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the specified factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

Permission for utilization of OJSC "VolgaTelecom" communications electronics

Territory	*Permission for utilization of radio frequency spectrum*	*Validity term*	*Miscellaneous*
Saratov city, Base Station (BS)-4	№ 05-025108 of 11.03.2006	Till 10.03.2016	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	Till 08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	Till 08.12.2007	330MHz
Saratov city	№ 05-025111 of 11.03.2006	Till 10.03.2016	330MHz
Settlement Pervomaiskyi, village Stepnyanka	№05-001045Д of 19.10.2005	Till 18.10.2015	330MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS-8, Syzran town BS-9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	Till 08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	Till 08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	Till 08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	Till 08.12.2007	330MHz
"Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	Till 14.08.2006	330MHz
Penza city	№ 06-003411Д of 08.08.2006	Till 07.08.2016	330MHz
Serdobsk town	№ 06-003408Д of 09.08.2006	Till 08.08.2016	330MHz
Penza city	№06-003407Д of 08.08.2006	Till 07.08.2016	330MHz
Penza city	№ 06-003410Д of 09.08.2006	Till 08.08.2016	330MHz
Gorodishche town	№ 58-1331 of 11.08.2003	Till 11.08.2006	330MHz
Village Lopatino	№ 06-003409Д of 09.08.2006	Till 08.08.2016	330MHz
Settlement Lunino	№ 1027985 of 22.08.2003	Till 11.09.2008	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	Till 02.12.2007	330MHz
Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	Till 19.10.2015	330MHz
Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	Till 18.10.2015	330MHz
Village Shestakovka – village Kurtashka Village Tashla - village Borodinsk	№ 05-001044Д of 19.10.2005	Till 18.10.2015	330MHz

Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	Till 02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	Till 02.12.2007	330MHz
Kirov city	№ 07-000448Д of 11.01.2007	Till 10.01.2017	307,5125/343,5125 MHz 307,5375/343,5375 MHz 307,7375/343,7375 MHz 307,7625/343,7625 MHz
Kirov city	№ 07-000449Д of 11.01.2007	Till 10.01.2017	307,8375/343,8375 MHz 307,8875/343,8875 MHz 307,9125/343,9125 MHz 307,9375/343,9375 MHz
Ioshkar Ola town	№ 081-05-02/26314 of 02.06.2003	Till 10.01.2008	156-160MHz
Ioshkar Ola town BS-1,2,3,4	№ 17-05-30/19946 of 24.04.2003	Till 16.04.2008	890-915MHz
Mariy-El	№ 05-023410 of 29.12.2005	Till 28.12.2015	1805,-1880/1710-1785MHz
Ioshkar Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy	№ 06-016569 of 22.12.2006	Till 21.12.2016	1805,-1880/1710-1785MHz
Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	Till 16.04.2008	935-960MHz
The Republic of Mariy-El	№ 04-005409 of 31.12.2004	Till 31.12.2014	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-000873 of 14.03.2006	Till 13.03.2016	890-915MHz 935-960MHz

The Republic of Mariy-El (17 BS)	№ 06-014544 of 19.12.2006	Till 18.12.2016	890-915MHz 935-960MHz
Samara oblast, Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	Till 23.03.2015	417,5-419,5/395,0-397,0MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Till 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-Samara 5	№ 06-002263 of 14.04.2006	Till 13.04.2016	463,-467,4/453,0-457,4MHz
Samara oblast: BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28, BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-49, BS-50, BS-51, BS-52	№ 05-024420 of 30.12.2005	Till 29.12.2015	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38,	№ 06-008910 of 10.07.2006	Till 01.02.2009	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS Samara 23, BS Samara 24, BS Samara 25, BS Serg1, BS Oblast 20, BS Oblast 21, BS Oblast 22/	№ 07-001137 of 30.01.2007	Till 29.01.2017	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961	№ 06-010959 OF 18.09.2006	Till 18.08.2013	463,0-467,4MHz/453,0-457,4MHz
The Republic of Mariy-El	№ 1024077 of 16.12.2003	Till 12.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 03-12026 of 24.12.2003	Till 20.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 05-006333 of 23.03.2005	Till 23.03.2015	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 05-018360 of 25.10.2005	Till 24.10.2015	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-003505 of 18.04.2006	Till 17.04.2016	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 04-001064 of 12.10.2004	Till 11.10.2014	1805,0-1880,0/ 1710,0-1785,0

The Republic of Mariy-El	№ 05-023792 of 30.12.2005	Till 29.12.2015	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 06-016568 of 19.12.2006.	Till 18.12.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS-1026, BS -1025, BS -1027, BS -1031, BS -1032, BS -1024, BS -1033, BS -1028, BS -1029, BS -1030	№ 06-007642 of 18.07.2006	Till 17.07.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS -1038, BS -1030, BS -1034, BS -1039, BS -1036, BS -1037, BS -1040			
The Republic of Mariy-El Ioshkar Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12	№ 05-006657 of 24.03.2005	Till 23.03.2015	146,0-174,0MHz
Ioshkar Ola town BS-02 Kozmodemiyansk town BS-05	№ 05-012768 of 07.06.2005	Till 06.06.2010	146-174MHz
Village B.Nagatkino Tsylninskyi district	№ 05-009259 of 06.05.2005	Till 05.05.2015	330MHz
Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	Till 18.10.2015	330MHz
Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	Till 18.10.2015	330MHz
Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	Till 18.10.2015	330MHz
Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo	№ 05-001051Д of 19.10.2005	Till 18.10.2015	330MHz
Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	Till 18.10.2015	330MHz
Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka,	№ 05-001043Д of 19.10.2005	Till 18.10.2015	330MHz

village Kutushi – village Mikhailovka			
Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	Till 18.10.2015	330MHz
Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	Till 18.10.2015	330MHz
Alexandrovka	№ 05-021089 of 29.12.2005 № 06-020463 of 12.02.2007	Till 28.12.2015 Till 22.12.2010	7TV CHANNEL 3TV CHANNEL
Alexandrovka (Grach)	№ 05-021071 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Aidyrlya	№ 05-021221 of 29.12.2005	Till 28.12.2015	29TV CHANNEL
Asekeevo (Novosultangulovo)	№ 05-021045 of 26.12.2005	Till 25.12.2015	34TV CHANNEL
Alexeevka (Tashlinsky district) Alexeevka (Tashlinsky district) Alexeevka (Buguruslan district)	№ 05-023236 of 26.12.2005 № 05-021188 of 26.12.2005 № 05-021057 of 29.12.2005	Till 25.12.2015 Till 25.12.2015 Till 28.12.2015	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
Alexeevka (Alexeevskyi district)	№05-017236 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Aksakovo	№ 05-021206 of 29.12.2005	Till 28.12.2015	10TV CHANNEL
Abdulino	№ 05-021065 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Blagodarnoe	№ 05-021251 of 29.12.2005	Till 28.12.2015	12TV CHANNEL
Borodinskoe	№ 05-021066 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Buzuluk	№ 05-023228 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Buzuluk	№ 05-023243 of 26.12.2005	Till 25.12.2015	70,82MHz
Buguruslan	№05-021222 of 29.12.2005	Till 28.12.2015	49TV CHANNEL
Balandino	№ 05-021250 of 28.12.2005	Till 27.12.2015	3TV CHANNEL
Bestuzhevka	№ 05-021024 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Brient	№ 05-017626 of 28.12.2005	Till 27.12.2015	8TV CHANNEL
Burtinskyi	№ 05-021246 of 26.12.2005	Till 25.12.2015	29TV CHANNEL
Veselyi	№ 05-021220 of 29.12.2005	Till 28.12.2015	21TV CHANNEL
Vasilievka	№ 05-021054 of 26.12.2005 № 05-023235 of 26.12.2005	Till 25.12.2015	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 05-021056 of 28.12.2005 № 05-021078 of 26.12.2005	Till 27.12.2015 Till 25.12.2015	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 05-021068 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Vyazovoe	№ 05-021199 of 29.12.2005	Till 28.12.2015	9TV CHANNEL

Gamaleevka	№ 05-021026 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Gerasimovka	№ 05-021064 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Gerasimovka	№ 05-017234 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Georgievka	№ 05-021063 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Grachevka	№ 05-021073 of 26.12.2005	Till 25.12.2015	21TV CHANNEL
Dobrinka	№ 05-021190 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Dmitrovskyi	№ 05-021261 of 29.12.2005	Till 28.12.2015	35TV CHANNEL
Emelyanovka	№ 05-021211 of 29.12.2005	Till 28.12.2015	36TV CHANNEL
Emelyanovka	№ 06-018093 of 28.12.2006	Till 22.12.2010	29TV CHANNEL
Efimovka	№ 05-021067 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Efimovka	№ 06-020467 of 31.01.2007	Till 22.12.2010	7TV CHANNEL
Ilek	№ 05-021077 of 29.12.2005 № 05-021208 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	3TV CHANNEL 27TV CHANNEL
Ivanovka	№ 05-021203 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Zarechnoe	№ 05-021038 of 26.12.2005 № 05-024714 of 18.02.2006	Till 26.12.2015 Till 17.02.2015	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 05-021260 of 26.12.2005	Till 25.12.2015	12 TV CHANNEL
Zelenyi dol	№ 05-021215 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Zagorie	№ 05-023216 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Zhirnov	№ 05-021255 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Komissarovo	№ 05-021088 of 29.12.2005 № 05-021062 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	8TV CHANNEL 6TV CHANNEL
Kalikino	№ 05-017233 of 03.08.2005	Till 02.08.2010	6TV Channel
Koptyazhevo	№ 05-021029 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Koptyazhevo	№ 04-003377 of 08.04.2005	Till 07.04.2015	3TV CHANNEL
Kinzelka	№ 05-023190 of 29.12.2005	Till 28.12.2015	2TV CHANNEL
Krestovka	№ 04-003929 of 08.04.2005	Till 07.04.2015	2TV CHANNEL
Kinzelka	№ 04-001075 of 04.11.2004	Till 03.11.2014	7TV CHANNEL
Koskul	№ 05-021243 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Koskul	№ 05-021244 of 26.12.2005	Till 25.12.2015	11TV CHANNEL
Kvarkeno	№ 05-021216 of 28.12.2005	Till 27.12.2015	31TV CHANNEL
Kyzyl-Mechet	№ 05-021197 of 29.12.2005 № 05-023238 of 26.12.2005	Till 25.12.2015	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 05-021204 of 29.12.2005	Till 28.12.2015	9TV CHANNEL

Kulsharipovo	№ 04-004640 of 08.04.2005	Till 07.04.2015	3TV CHANNEL
Kulagino	№ 05-021209 of 29.12.2005 № 05-021245 of 29.12.2005	Till 28.12.2015	9TV CHANNEL 12TV CHANNEL
Kovylyaevka (Totskyi district) Kovylyaevka	№ 05-021212 of 29.12.2005 № 05-021017 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	8TV CHANNEL 2TV CHANNEL
Korovino	№ 05-021270 of 03.12.2005	Till 02.12.2010	4TV CHANNEL
Kamennoimangulovo	№ 05-021205 of 29.12.2005 № 05-021061 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 05-021213 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Kuvandyk	№ 05-021730 of 29.12.2005	Till 28.12.2015	5TV CHANNEL
Kusem	№ 05-023182 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Kurtashka	№ 05-024715 of 18.02.2006	Till 17.02.2016	3TV CHANNEL
Kulchum	№ 05-023222 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Linevka	№ 05-021080 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Luybimovka	№ 05-021072 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Mordovskyi Buguruslan	№ 05-023211 of 29.12.2005 № 05-023206 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	8TV CHANNEL 6TV CHANNEL
Martynovka	№ 05-017242 of 03.08.2005	Till 02.08.2010	9TV CHANNEL
Maiskoe	№ 07-001578 of 16.02.2007	Till 22.12.2010	9TV CHANNEL
Mikhailovka - 2	№ 05-023208 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Mikhailovka -1	№ 05-021294 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Malmyzh	№ 05-007129 of 06.05.2005	Till 05.05.2010	1TV CHANNEL
Mustaevo	№ 05-023220 of 29.12.2005 № 05-021214 of 28.12.2005	Till 27.12.2015	2TV CHANNEL 12TV CHANNEL
Malaya Remizena	№ 05-023218 of 26.12.2005 № 05-021047 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	4TV CHANNEL 7TV CHANNEL
Matveevka	№ 05-021202 of 29.12.2005 № 05-023185 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	12TV CHANNEL 7TV CHANNEL
Mezhdurechie	№ 05-021224 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Mezhdurcchic	№ 05-021465 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Mochegai	№ 05-023240 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Mochegai	№ 05-017238 of 03.08.2005	Till 02.08.2010	10TV CHANNEL
Martynovka	№ 05-023234 of 26.12.2005	Till 25.12.2015	4TV CHANNEL
Miroshkino (Tashlinskyi district)	№ 05-021207 of 29.12.2005	Till 28.12.2015	9TV CHANNEL

Miroshkino (Pervomaiskyi district)	№ 05-021042 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Miroshkino (Pervomaiskyi district)	№ 05-021682 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Nazarovka	№ 05-021075 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Novobelogorka	№ 05-017429 of 28.12.2005	Till 27.12.2015	9TV CHANNEL
Novovasilievka	№ 05-021086 of 29.12.2005	Till 28.12.2015	8TV CHANNEL
Novosergeevka	№ 05-023221 of 26.12.2005 № 05-021049 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	32TV CHANNEL 3TV CHANNEL
Novokamenka	№ 05-021242 of 29.12.2005	Till 28.12.2015	36TV CHANNEL
Novokamenka	№ 07-001579 of 16.02.2007	Till 22.12.2010	6TV CHANNEL
Noikono	№ 05-023213 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Novouzely	№ 05-023183 of 29.12.2005 № 05-021210 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 05-023192 of 29.12.2005	Till 28.12.2015	2TV CHANNEL
Novoyulaska	№ 05-023197 of 29.12.2005	Till 28.12.2015	11TV CHANNEL
Novoyulaska	№ 06-020470 of 31.01.2007	Till 22.12.2010	2TV CHANNEL
Novopavlushkino	№ 06-009102 of 26.09.2006	Till 25.09.2016	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003 № 05-023209 of 29.12.2005	Till 01.08.2005 Till 28.12.2015	4TV CHANNEL 8TV CHANNEL
Nesterovka	№ 05-021733 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Nizhnekristalka	№ 05-021593 of 29.12.2005	Till 28.12.2015	4TV CHANNEL
Novonikolskoe	№ 05-023210 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Novoiletsk	№ 05-023201 of 28.12.2005	Till 27.12.2015	7TV CHANNEL
Novomarievka	№ 05-021218 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Nevezhkino	№ 05-021048 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Nevezhkino	№ 05-021186 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Novomusino	№ 05-021182 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Novonikolskoe	№ 05-021194 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Novonikolskoe	№ 07-001584 of 16.02.2007	Till 22.12.2010	6TV CHANNEL
Nizhnekristalka	№ 05-021193 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
N. Gumbet	№ 05-021053 of 26.12.2005	Till 25.12.2015	27TV CHANNEL
Nikolskoe	№ 05-021033 of 26.12.2005 № 05-021037 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	23TV CHANNEL 37TV CHANNEL
Razdolnoe	№ 05-017541 of 28.12.2005	Till 27.12.2015	11TV CHANNEL
Revolutsionnyi	№ 05-021035 of 26.12.2005	Till 25.12.2015	29TV CHANNEL

Revolutsionnyi	№ 04-004828 of 06.05.05	Till 05.05.2010	6TV CHANNEL
village Russkyi Kandyz	№ 05-023207 of 29.12.2005	Till 28.12.2015	23TV CHANNEL
village Russkyi Kandyz	№ 05-023186 of 29.12.2005	Till 28.12.2015	25TV CHANNEL
Romanovka	№ 04-003090 of 23.05.2005	Till 22.05.2015	9TV CHANNEL
Romanovka (Sorochinskyi district)	№ 05-017627 of 28.12.2005	Till 27.12.2015	7TV CHANNEL
Rodinskyi	№ 05-017239 of 03.08.2005	Till 02.08.2010	9TV CHANNEL
Russkaya bokla	№ 05-023223 of 26.12.2005 № 05-023229 of 26.12.2005	Till 25.12.2015	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 05-023237 of 26.12.2005	Till 25.12.2015	5TV CHANNEL
Rannee (Tashlinskyi' district)	№ 05-021201 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Rybkino	№ 05-021041 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Rzhavka	№ 05-021070 of 26.12.2005 № 05-023226 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 05-021040 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Sainovka	№04-003071 of 23.05.2005	Till 23.05.2015	7TV CHANNEL
Sagarchin	№ 06-020469 of 31.01.2007	Till 22.12.2010	7TV CHANNEL
Saifutdinovo	№ 04-003023 of 23.05.2005	Till 22.05.2015	7TV CHANNEL
Samarkino	№ 05-021059 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Svetlyi	№ 05-021076 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Slobodka	№ 04-003003 of 23.05.2005	Till 22.05.2015	8TV CHANNEL
village Sukhorechka	№ 05-023212 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Sovetskoe of Buguruslan district	№ 05-021032 of 26.12.2005 № 05-023224 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	6TV CHANNEL 4TV CHANNEL
Sovetskoe of Pervomaiskyi district	№ 05-023227 of 26.12.2005 № 05-021031 of 26.12.2005	Till 25.12.2015 Till 25.12.2015	4TV CHANNEL 6TV CHANNEL
Staroe Tyurino	№ 05-021028 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Stepanovka	№ 05-023239 of 29.12.2005 № 05-021227 of 28.12.2005	Till 29.12.2005 Till 27.12.2015	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 05-021226 of 28.12.2005	Till 27.12.2015	2TV CHANNEL
Starokulsharipovo	№ 04-002979 of 23.05.2005	Till 22.05.2015	8TV CHANNEL
Staroyashkino	№ 05-021249 of 29.12.2005	Till 28.12.2015	3TV CHANNEL
Studenoe	№ 05-021230 of 28.12.2005	Till 27.12.2015	10TV CHANNEL
Stepnoi	№ 05-021185 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Slonovka	№ 05-021229 of 29.12.2005	Till 28.12.2015	10TV CHANNEL

Slonovka	№ 04-003086 of 23.05.2005	Till 22.05.2015	12TV CHANNEL
Sverdlovskyi	№ 05-023230 of 26.12.2005 № 05-021225 of 28.12.2005	Till 25.12.2015 Till 27.12.2015	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 05-023225 of 26.12.2005 № 05-021285 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 05-021195 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Ozernyi	№ 05-021189 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Ozernyi	№ 05-012351 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 06-002634 of 14.04.2006	Till 01.08.2005 Till 13.04.2016	24TV CHANNEL 31TV CHANNEL
Orenburg	№ 05-018535 of 30.12.2005	Till 29.12.2015	9TV CHANNEL
Orsk	№ 05-021034 of 26.12.2005	Till 25.12.2015	3TV CHANNEL
Orsk	№ 06-005199 of 18.07.2006.	Till 17.07.2016	24TV CHANNEL
Obilnyi	№ 05-021196 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	Till 20.05.2008	2TV CHANNEL
Tamdysai	№ 05-017031 of 28.12.2005	Till 27.12.2015	8TV CHANNEL
Troitskoe	№ 05-021055 of 26.12.2005 № 05-021046 of 26.12.2005 № 05-021259 of 29.12.2005	Till 25.12.2015 Till 25.12.2015 Till 28.12.2015	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL
Troitskoe	№ 06-020476 of 31.01.2007	Till 22.12.2010	5TV CHANNEL
Tolkaevka	№ 05-021060 of 26.12.2005	Till 25.12.2015	29TV CHANNEL
Tobolskyi	№ 05-021043 of 29.12.2005	Till 28.12.2015	6TV CHANNEL
Tobolskyi	№ 05-010423 of 26.12.2005	Till 25.12.2015	1TV CHANNEL
Timashevo	№ 05-021079 of 26.12.2005	Till 25.12.2015	9TV CHANNEL
Podlesnoe	№ 05-021106 of 28.12.2005 № 05-021192 of 29.12.2005	Till 27.12.2015 Till 28.12.2015	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 05-021074 of 26.12.2005	Till 25.12.2015	26TV CHANNEL
Pashkino	№ 05-021184 of 29.12.2005	Till 28.12.2015	9TV CHANNEL
Petrovka	№ 05-021012 of 26.12.2005	Till 25.12.2015	2TV CHANNEL
Polibino	№ 05-021228 of 28.12.2005	Till 27.12.2015	6TV CHANNEL
Pokrovka	№ 07-001583 of 16.02.2007	Till 22.12.2010	8TV CHANNEL
Pervokrasnoe	№ 05-023233 of 29.12.2005 № 05-021099 of 28.12.2005	Till 28.12.2015 Till 27.12.2015	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 05-023232 of 29.12.2005	Till 28.12.2015	4TV CHANNEL

	№ 05-021200 of 29.12.2005 № 05-021183 of 28.12.2005	Till 28.12.2015 Till 27.12.2015	11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 05-021044 of 26.12.2005	Till 25.12.2015	10TV CHANNEL
Pridolinnyi	№ 05-021027 of 26.12.2005	Till 25.12.2015	1TV CHANNEL
Priyutnoe	№ 07-001582 of 16.02.2007	Till 22.12.2010	7TV CHANNEL
Pobeda	№ 05-023219 of 26.12.2005. № 05-021085 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 05-021187 of 29.12.2005 № 05-021180 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 05-021253 of 28.12.2005 № 05-023184 of 29.12.2005	Till 27.12.2015 Till 28.12.2015	8TV CHANNEL 5TV CHANNEL
Pervomaisk	№ 05-021252 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Pronkino (Sorochinskyi district)	№ 05-021092 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Putayatino	№ 05-021256 of 29.12.2005. № 05-021223 of 28.12.2005	Till 28.12.2015 Till 27.12.2015	12TV CHANNEL 1TV CHANNEL
Uteevo	№ 05-021052 of 26.12.2005 № 05-023195 of 26.12.2005	Till 25.12.2015	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 05-023205 of 29.12.2005	Till 28.12.2015	7TV CHANNEL
Uspenka	№ 05-021030 of 26.12.2005 № 05-023198 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	8TV CHANNEL 4TV CHANNEL
Chernyshevka (Vyazovoe)	№ 06-020468 of 31.01.2007	Till 22.12.2010	2TV CHANNEL
Khortista	№ 05-021247 of 29.12.2005 № 05-021051 of 29.12.2005	Till 28.12.2015 Till 28.12.2015	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 05-021050 of 29.12.2005 № 05-021039 of 26.12.2005	Till 28.12.2015 Till 25.12.2015	2TV CHANNEL 12TV CHANNEL
Shirokoe (Tashlinskyi district)	№ 05-023187 of 26.12.2005 № 05-021198 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 05-021217 of 28.12.2005 № 05-021081 of 26.12.2005	Till 27.12.2015 Till 25.12.2015	11TV CHANNEL 3TV CHANNEL
Energetik	№ 05-021254 of 29.12.2005	Till 28.12.2005	22TV CHANNEL
Yasnyi	№ 05-021036 of 26.12.2005	Till 25.12.2015	12TV CHANNEL
Yafarovo	№ 05-021023 of 26.12.2005	Till 25.12.2015	7TV CHANNEL
Yagodnoe	№ 05-021022 of 26.12.2005 № 05-021684 of 29.12.2005	Till 25.12.2015 Till 28.12.2015	8TV CHANNEL 5TV CHANNEL

Yaman	№ 05-021058 of 26.12.2005	Till 25.12.2015	6TV CHANNEL
Yasnogorskyi	№ 05-021219 of 28.12.2005	Till 27.12.2015	37TV CHANNEL
Yakovlevka	№ 05-021248 of 29.12.2005 № 05-023196 of 26.12.2005	Till 25.12.2015	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 05-021025 of 26.12.2005 № 05-021191 of 26.12.2005	Till 25.12.2015	11TV CHANNEL 9TV CHANNEL
Insar	№ 06-006890 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Insar	№ 06-006889 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Dubenki	№ 06-006891 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Dubenki	№ 06-006892 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Chamzinka	№ 06-006904 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Chamzinka	№ 06-006903 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Zubova-Polyana	№ 06-006896 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Zubova-Polyana	№ 06-006897 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Atyashevo	№ 06-006888 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Atyashevo	№ 06-006893 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Ardatov	№ 06-010257 of 26.07.2006	Till 25.07.2011	31TV CHANNEL
Ardatov	№ 06-010250 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ichalki	№ 06-006886 of 06.06.2006	Till 05.06.2011	37TV CHANNEL
Ichalki	№ 06-006887 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
Lyambir	№ 06-010259 of 26.07.2006	Till 25.07.2011	39TV CHANNEL
Lyambir	№ 06-010265 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
B.Bereznyaki	№ 06-006902 of 13.06.2006	Till 12.06.2011	31TV CHANNEL
B.Bereznyaki	№ 06-006901 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
B.Ignatievo	№ 06-010256 of 26.07.2006	Till 25.07.2011	31TV CHANNEL
B.Ignatievo	№ 06-010261 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ruzaevka	№ 06-010249 of 26.07.2006	Till 25.07.2011	37TV CHANNEL
Ruzaevka	№ 06-010251 of 26.07.2006	Till 25.07.2011	39TV CHANNEL
Torbeevo	№ 06-006899 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Torbeevo	№ 06-006898 of 13.06.2006	Till 12.06.2010	37TV CHANNEL
Tengushevo	№ 06-006885 of 06.06.2006	Till 05.06.2011	39TV CHANNEL
Tengushevo	№ 06-006884 of 06.06.2006	Till 05.06.2011	37TV CHANNEL
Temnikov	№ 06-010252 of 26.07.2006	Till 25.07.2011	37TV CHANNEL

Temnikov	№ 06-010254 of 26.07.2006	Till 25.07.2011	39TV CHANNEL
Krasnoslobodsk	№ 06-006894 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Krasnoslobodsk	№ 06-006895 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Kovylkino	№ 06-006900 of 13.06.2006	Till 12.06.2011	39TV CHANNEL
Kovylkino	№ 06-006905 of 13.06.2006	Till 12.06.2011	37TV CHANNEL
Toliyatti town	№ 06-006570 of 30.06.2006	Till 14.03.2009	2500-2700MHz
Toliyatti town	№ 06-009202 of 28.08.2006	Till 27.08.2016	2500-2700MHz
Syzran town	№ 06-006569 of 30.06.2006	Till 14.03.2009	2500-2700MHz
Arkadak	№ 07-000774 of 19.02.2007	Till 18.02.2017	68,63 MHz
Ekaterinovka	№ 07-000775 of 19.02.2007	Till 18.02.2017	68,48 MHz
Borskoee	№ 06-020454 of 14.02.2007	Till 13.02.2017	73,04 MHz
Grachevka	№ 05-023244 of 26.12.2005	Till 25.12.2015	72,62 MHz
Ruzaevka town	№ 04-002448 of 23.05.2005	Till 22.05.2015	67,46 MHz
Sovietsk town	№ 05-007125 of 06.05.2005	Till 05.05.2010	67,07 MHz
Volzhsk town	№ 06-000539 of 14.03.2006	Till 13.03.2016	70,7 MHz
Yurino	№ 06-012563 of 20.11.2006	Till 19.11.2016	72,62 MHz
Shelanger	№ 06-012564 of 20.11.2006	Till 19.11.2016	69,62 MHz
Yavas town	№ 04-002414 of 23.05.2005	Till 22.05.2015	67,67 MHz
Uni town	№ 05-007018 of 06.05.2005	Till 05.05.2010	67,91 MHz
Settlement Nyr	№ 05-007119 of 22.09.2005	Till 04.12.2010	70,55 MHz
Sanchursk town	№ 05-007142 of 06.05.2005	Till 05.05.2010	73,28 MHz
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	Till 22.05.2015	67,31 MHz
Umet town	№ 04-002440 of 23.05.2005	Till 22.05.2015	68,33 MHz
Settlement Romodanovo	№ 04-002461 of 23.05.2005	Till 22.05.2015	71,12 MHz
Lyambir	№ 04-002405 of 23.05.2005	Till 22.05.2015	68,96 MHz
Chamzinka	№ 04-002474 of 23.05.2005	Till 22.05.2015	68,75 MHz
Torbeevo	№ 04-002421 of 23.05.2005	Till 22.05.2015	68,69 MHz
Shaigovo	№ 04-002428 of 23.05.2005	Till 22.05.2015	69,65 MHz
B.Ignatovo	№ 04-002094 of 23.05.2005	Till 22.05.2015	67,34 MHz
Kovylkino	№ 04-002488 of 23.05.2005	Till 22.05.2015	69,14 MHz
B.Bereznyaki	№ 04-002078 of 23.05.2005	Till 22.05.2015	68,42 MHz
Dubenki	№ 04-002089 of 23.05.2005	Till 22.05.2015	67,28 MHz
Elniki	№ 04-002086 of 23.05.2005	Till 22.05.2015	68,78 MHz

Insar	№ 04-002090 of 23.05.2005	Till 22.05.2015	71,03 MHz
Atyurievo	№ 04-002079 of 23.05.2005	Till 22.05.2015	69,77 MHz
Kadoshkino	№ 04-002091 of 23.05.2005	Till 22.05.2015	69,41 MHz
Vechkusy	№04-002083 of 23.05.2005	Till 22.05.2015	66,95MHz
Atyashevo	№ 04-002080 of 23.05.2005	Till 22.05.2015	68,51MHz
Ardatov	№ 04-002917 of 23.05.2005	Till 22.05.2015	72,68MHz
Temnikov	№ 04-002410 of 23.05.2005	Till 22.05.2015	68,99MHz
Temnikov	№ 04-002473 of 23.05.2005	Till 22.05.2015	66,53MHz
Neftegorsk town	№ 05-006673 of 06.05.2005	Till 05.05.2010	68,9MHz
Elkhovka	№ 06-020449 of 19.02.2007	Till 18.02.2017	70,76MHz
Chapaevsk	№ 06-020453 of 19.02.2007	Till 18.02.2017	68,99 MHz
Vyatskie Polyany town	№ 05-007124 of 06.05.2005	Till 08.09.2010	66,35MHz
Vyatskie Polyany town	№ 05-025602 of 14.03.2006	Till 13.03.2016	67,91MHz
Buzuluk town	№ 05-023242 of 29.12.2005	Till 28.12.2015	101.8MHz
Buguruslan town	№ 05-023245 of 26.12.2005	Till 25.12.2015	102,8MHz
Sorochinsk	№ 06-020350 of 12.02.2007	Till 11.02.2017	102,0MHz
Pervomaiskyi	№ 06-020352 of 12.02.2007	Till 11.02.2017	103,0MHz
Kvarkeno	№ 06-020353 of 12.02.2007	Till 11.02.2017	103,1MHz
Saraktash	№ 06-020351 of 14.02.2007	Till 13.02.2017	103,3MHz
Abdulino	№ 06-020354 of 14.02.2007	Till 13.02.2017	105,1MHz
Orenburg city	№ 05-015612 of 09.06.2005	Till 08.06.2015	1053KHz
Mary-Turek	№ 06-018075 of 19.12.2006	Till 18.12.2016	68,60 MHz
Novyi Toriyal	№ 05-021107 of 28.12.2005	Till 28.12.2015	67,16MHz
Kilemary	№ 06-001444 of 10.04.2006	Till 09.04.2016	67,61MHz
Morki	№ 06-006963 of 01.06.2006	Till 31.05.2016	70,82 MHz
Paranga	№ 06-006970 of 01.06.2006	Till 31.05.2016	69,11 MHz
Sheklyanur	№ 06-006971 of 01.06.2006	Till 31.05.2016	73,49 MHz
Kozmodemyansk	№ 06-006965 of 01.06.2006	Till 31.05.2016	69,68 MHz
Sernur	№ 06-006968 of 01.06.2006	Till 31.05.2016	69,65 MHz
Sovietskyi	№ 06-006967 of 01.06.2006	Till 31.05.2016	73,91 MHz
Orshanka	№ 06-006966 of 01.06.2006	Till 31.05.2016	70,76 MHz
Kuzhener	№ 06-006964 of 01.06.2006	Till 31.05.2016	72,35 MHz
Novosergievka	№ 05-023246 of 29.12.2005	Till 28.12.2015	105,6 MHz

Arzamas	№ 06-003058 of 19.05.2006	Till 18.05.2016	67,37 MHz
Ardatov	№ 06-004600 of 06.07.2006	Till 05.07.2016	70,67 MHz
Balakhna	№ 06-003066 of 19.05.2006	Till 18.05.2016	69,78 MHz
Bogorodsk	№ 06-004601 of 06.07.2006	Till 05.07.2016	70,79MHz
Bolshoe Boldino	№ 06-004599 of 06.07.2006	Till 05.07.2016	71,03MHz
Bolshoe Murashkino	№ 05-019645 of 30.12.2003	Till 29.12.2015	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	Till 22.05.2015	102,1MHz
Buturlino	№ 06-004598 of 06.07.2006	Till 05.07.2016	70,91MHz
Vad	№ 06-004597 of 06.07.2006	Till 05.07.2016	66,17MHz
Varnavino	№ 06-004596 of 06.07.2006	Till 05.07.2016	67,31MHz
Vacha	№ 06-004594 of 06.07.2006	Till 05.07.2016	66,65MHz
Vetluga	№ 05-019646 of 30.12.2005	Till 29.12.2015	70,91MHz
Voznesenskoe	№ 06-004595 of 06.07.2006	Till 05.07.2016	68,72MHz
Vorotynets	№ 06-004593 of 06.07.2006	Till 05.07.2016	66,74MHz
Voskresenskoe	№ 06-004592 of 06.07.2006	Till 05.07.2016	73,58MHz
Vyksa	№ 05-019644 of 30.12.2005	Till 29.12.2015	68,93MHz
Gagino	№ 06-004591 of 06.07.2006	Till 05.07.2016	73,97MHz
Gorodets	№ 06-004590 of 06.07.2006	Till 05.07.2016	70,94MHz
Diveevo	№ 06-004588 of 06.07.2006	Till 05.07.2016	69,8MHz
Dalnee Konstantinovo	№ 06-004589 of 06.07.2006	Till 05.07.2016	73,58MHz
Krasnye Baki	№ 06-004586 of 06.07.2006	Till 05.07.2016	66,86MHz
Knayaginino	№ 06-004587 of 06.07.2006	Till 05.07.2016	73,85MHz
Kstovo	№ 06-004585 of 06.07.2006	Till 05.07.2016	73,97MHz
Kulebaki	№ 06-004584 of 06.07.2006	Till 05.07.2016	72,17MHz
Lukoayanov	№ 06-004583 of 06.07.2006	Till 05.07.2016	68,87MHz
Lyskovo	№ 06-004582 of 06.07.2006	Till 05.07.2016	70,43MHz
Navashino	№ 06-004581 of 06.07.2006	Till 05.07.2016	67,25MHz
Nizhny Novgorod	№ 06-003065 of 19.05.2006	Till 18.05.2016	102,4MHz
Novosergievka	№ 04-003927 of 23.05.2005	Till 22.05.2015	103,9MHz
Novosmolino	№ 06-006335 of 10.07.2006	Till 09.07.2016	70,58 MHz
Pavlovo	№ 06-004580 of 06.07.2006	Till 05.07.2016	69,8MHz
Pervomaisk	№ 06-004602 of 06.07.2006	Till 05.07.2016	67,51MHz
Perevoz	№ 06-004603 of 06.07.2006	Till 05.07.2016	73,16MHz

Pilna	№ 06-003300 of 19.05.2006	Till 18.05.2016	73,1MHz
Pochinki	№ 04-002425 of 12.04.2005	Till 11.04.2010	68,48MHz
Semenov	№ 06-003057 of 19.05.2006	Till 18.05.2016	67,43MHz
Sergach	№ 06-003060 of 19.05.2006	Till 18.05.2016	72,02MHz
Sechenovo	№ 06-003301 of 19.05.2006	Till 18.05.2016	68,72MHz
Sokolskoe	№ 06-003299 of 19.05.2006	Till 18.05.2016	66,92MHz
Sosnovskoe	№ 06-003302 of 19.05.2006	Till 18.05.2016	70,37MHz
Spasskoe	№ 06-003303 of 19.05.2006	Till 18.05.2016	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	Till 22.05.2015	102,6MHz
Tonkino	№ 06-003070 of 18.05.2006	Till 17.05.2016	67,22MHz
Shakhuniaya	№ 06-003304 of 18.05.2006	Till 17.05.2016	68,54MHz
Shatki	№ 06-003059 of 19.05.2006	Till 18.05.2016	67,85MHz
Sharanga	№ 06-003069 of 19.05.2006	Till 18.05.2016	66,44MHz
Chkalovsk	№ 05-019639 of 30.12.2005	Till 29.12.2015	69,83MHz
Uren	№ 06-003061 of 19.05.2006	Till 18.05.2016	68,84MHz
Urazovka	№ 06-003071 of 19.05.2006	Till 18.05.2016	70,1MHz
Tonshaevo	№ 06-003067 of 19.05.2006	Till 18.05.2016	70,43MHz
Settlement Maina – settlement Ignatovka	№ 05-018307 of 27.12.2005	Till 26.12.2015	10,7-11,7GHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	Till 14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	Till 20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR – 4529	№ 15-19-18/1618 of 17.01.2003	Till 14.01.2008	10,7-11,7GHz
Sovetsk town –settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	Till 31.03.2008	10,7-11,7GHz
Settlement Orichi – settlement Adyshevo MWR -1750	№ 15-19-18/15846 of 31.03.2003	Till 31.03.2008	10,7-11,7GHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	Till 14.01.2008	7-8GHz
Settlement Darovskoi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	Till 04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	Till 04.01.2008	7-8GHz
Buzuluk – settlement Pervomaiskyi	№ 04-004073 of 08.06.2005	Till 07.06.2015	7-8GHz
Settlement Rudnichnyi – settlement Sozimskyi	№ 06-017867 of 26.01.2007	Till 25.01.2017	7-8GHz

Kirs town – settlement Rudnichnyi	№ 06-017868 of 26.01.2007	Till 25.01.2017	7-8GHz
Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	Till 07.06.2015	10,7-11,7GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Malmyzh town – village Sludka – Vyatskie Polyany town	№06-007393 of 16.06.2006	Till 15.06.2016	7-8GHz
Village Permskaya – settlement Lupiya – settlement Afanasievo	№ 06-006751 of 15.06.2006	Till 14.06.2016	7-8GHz
Village Permskaya – village Peskovka – Kirs town	№ 06-006756 of 15.06.2006	Till 14.06.2016	7-8GHz
Settlement Orichi – village Zhdanukhino	№ 06-006746 of 15.06.2006	Till 14.06.2016	10,7-11,7GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi	№ 07-002141 of 19.02.2007	Till 18.02.2017	394-410/434-450MHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Kirovochepetsk town – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	Till 09.01.2008	10,7-11,7GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Kirov city – settlement Mitino	№ 06-017075 of 26.01.2007	Till 25.01.2017	12,793/13,059GHz
Settlement Bogorodskoe – Uni – Klyuchi	№ 04-000117 of 09.03.2004	Till 09.03.2012	10,7-11,7GHz
Settlement Sozimskyi – settlement Lesnoi	№ 06-019476 of 26.01.2007	Till 25.01.2017	14,529/15,019GHz 14,641/15,131GHz.
Village Shelanger – village Sidelnikovo	№ 06-017074 of 26.01.2007	Till 25.01.2017	14,718/15,138GHz
Settlement Latyshskyi – settlement Almezh	№ 06-001277 of 23.03.2006	Till 22.03.2016	398/438MHz
Settlement Latyshskyi – settlement Zarya	№ 06-015534 of 28.12.2006	Till 27.12.2016	398/438MHz
Settlement Duvannoe – village Moloma	№ 06-001302 of 23.03.2006	Till 22.03.2016	398/438MHz
Settlement Borovitsa – village Andreeva Gora	№ 06-001297 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Bor – settlement Vanino	№ 06-001759 of 23.03.2006	Till 22.03.2016	396/436MHz
Murashi town – village Verkhoramenie	№ 06-001322 of 23.03.2006	Till 22.03.2016	396/436MHz
Village Pashino – village Ugor	№ 06-005766 of 23.05.2006	Till 22.05.2016	396/436MHz
Village Ugor – Gordino	№ 07-002144 of 19.02.2007	Till 18.02.2017	394-410/434-450

Village Zaevo – village Novostroika	№ 06-015538 of 28.12.2006	Till 27.12.2016	398/438MHz
Village Kai – settlement Kamskyi	№ 06-015537 of 28.12.2006	Till 27.12.2016	398/438MHz
Village Lekma – village Myakonki	№ 06-015535 of 27.12.2006	Till 26.12.2016	398/438MHz
Village Verkhoramenie – village Palomokhino	№ 06-015536 of 27.12.2006	Till 26.12.2016	398/438MHz
Village Vasilkovo – village Zashizhemie	№ 07-002145 of 19.02.2007	Till 18.02.2017	394-410/434-450
Semenov town – settlement Purekh	№ 05-022715 of 23.03.2006	Till 22.03.2016	12-13GHz
Settlement Oparino - Settlement Maromitsa	№ 04-004090 of 06.05.2005	Till 05.05.2015	10,7-11,7GHz
Settlement Nogorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	Till 05.01.2008	150-160MHz
Malmizh – settlement Sludka – Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	Till 05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	Till 05.01.2008	8GHz
Bogorodskoe – Uni – Klyuchi	№ 05-022763 of 25.12.2005	Till 24.12.2015	8010/8276 MHz 8066/8332 MHz
Settlement Oparino - Settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	Till 08.01.2008	10,7-11,7GHz
Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Papulovo – settlement Borovitsa	№ 07-002142 of 19.02.2007	Till 18.02.2017	394-410/ 434-450MHz
Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	Till 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	Till 20.04.2015	147,0-174,0MHz
Settlement Oparino – settlement Vazyuk	№ 07-002146 of 19.02.2007	Till 18.02.2017	394-410/ 434-450MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	Till 05.01.2008	150-160MHz
Ioshkar Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	Till 06.06.2010	160,65/156,275 160,85/156,55MHz

Village Nezarovtsy – settlement Kachonki	№ 06-001316 of 22.03.2006	Till 22.03.2016	396/436MHz
Settlement Rudnichnyi – village Ozhmegovo	№ 06-001321 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Sinegorie – settlement Pervomaisk	№ 06-001323 of 23.03.2006	Till 22.03.2016	396/436MHz
Settlement Duvannoe – village Shabury	№ 06-017468 of 11.01.2007	Till 10.01.2017	396/436MHz
Village Loilo – village Chus	№ 07-002143 of 19.2.2007	Till 18.02.2017	394-410/ 434-450MHz
Settlement Kostino – Kirov city	№ 06-001153 of 25.03.2006	Till 24.03.2016	7900/8100MHz
Penza city – settlement Lesnoi	№ 06-014030 of 30.11.2006	Till 29.11.2016	18-19GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	Till 05.01.2008	150-160MHz
Kirs – Chernigovskyi	№ 06-005493Д of 05.12.2006	Till 04.12.2016	60-76MHz
Shestakovo – Nagorsk MWR-1841	№ 15-19-18/578 of 09.01.2003	Till 05.01.2008	146,0-174,0 MHz
Demiyanov – Podosinovets –Yakhrenga MWR-1754a	№15-19-18/1597 of 09.01.2003	Till 06.01.2008	10,7-11,7GHz
Pishchal – Suvody MWR-1749	№ 15-19-18/546 of 08.01.2003	Till 05.01.2008	10,7-11,7GHz
Malmyzh – Kaksinvai MWR-1751	№ 15-19-18/1595 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
г Saransk town MWR-5348	№ 1025444 of 02.07.2003	Till 26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	Till 21.03.2008	10,7-11,7GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Zolotoe – Rovnoe	№ 05-012675 of 27.05.2005	Till 26.05.2015	14GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	Till 01.11.2007	10,7-11,7GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	Till 23.01.2008	10,7-11,7GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	Till 01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	Till 01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	Till 01.11.2007	1811,2024MHz

Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	Till 01.11.2007	10,7-11,7GHz
Syzran town Regional Communication Department – RTPS MWR-1444	№ 15-19-18/48610 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	Till 01.11.2007	10,7-11,7GHz
Village Petrovka – village Yazykovo	№ 06-008698 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Village Bolshaya Malyshevka – village Georgievka	№ 06-008697 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Settlement Filevo – settlement Sholga	№ 06-008696 of 26.07.2006	Till 25.07.2016	394-410MHz/ 434-450MHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	Till 01.11.2007	12-13GHz
Village Bolshaya Glushitsa RCD -RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	Till 01.11.2007	10,7 – 11,7GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	Till 26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	Till 05.05.2015	10,7-11,7GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881of 25.11.2002	Till 15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	Till 15.11.2007	7-8GHz
Buzuluk town – settlement Pervomaiskyi	№ 04-004120 of 06.06.2005	Till 05.06.2015	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	Till 15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	Till 10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	Till 10.12.2007	10,7-11,7GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	Till 18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	Till 18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	Till 10.12.2007	10,7-11,7GHz

Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	Till 05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	Till 05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Sol-Iletsk town – settlement Tamar – Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	Till 26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	Till 26.12.2007	1724, 1995MHz
Orenburg city – state farm “Sakmarskyi” MWR	№ 04-000119 of 09.03.2004	Till 01.03.2014	10,7-11,7GHz
Dombarovka – Yasnyi town	№ 05-023101 of 15.12.205	Till 14.12.2015	3400-3800MHz
Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	Till 14.12.2015	3400-3800MHz
Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	Till 14.12.2015	3400-3800MHz
Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	Till 26.12.2007	10,7-11,7GHz
Kuvandyk town Local Communications Center – Kuvandyk town Local Communications Departament	№ 04-005315 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	Till 26.12.2007	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	Till 15.12.2007	10,7-11,7GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	Till 15.11.2007	10,7-11,7GHz
Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	Till 28.11.2008	10,7-11,7GHz
Kambarka town – village Tarasovo	№ 06-007559 of 20.07.2006	Till 19.07.2016	7-8GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Izhevsk city, MWR-3730	№ 15-20-18/51191 of 22.11.2002	Till 15.11.2007	2400MHz
Toliyatti town	№ 06-009202 of 28.08.2006	Till 27.08.2016	2,5-2,7GHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX	№ 15-20-18/1592 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz

Krasnogorskoe – Kokman MWR-3729	№ 15-20-18/1593 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
MWR-3753 Izhevsk ATX-26 – Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk – Volozhka Izhevsk Between AMTX-ATX-71,36,22, – Pazely	№ 15-20-18/1591 of 09.01.2003	Till 05.01.2008	1,4GHz 10,7-11,7GHz 10,7-11,7GHz 10,7-11,7GHz
Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	Till 05.01.2008	1481,5/1432,5MHz
Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	Till 05.01.2008	10,7-11,7GHz
Kozmodemiyansk town – village Emeshevo	№ 05-020782 of 17.12.2005	Till 16.12.2015	394-410/434-450MHz
Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	Till 20.04.2015	7-8GHz
Settlement Sheklyanur – settlement Kilemary	№ 05-022836 of 02.03.2006	Till 01.03.2016	7-8GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	Till 05.03.2008	7-8GHz
Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town	№ 06-013846 of 25.10.2006	Till 24.10.2016	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	Till 05.03.2008	7-8GHz
Settlement Gornyak – settlement Mary-Turek	№ 05-018937 of 18.02.2006	Till 17.02.2016	7-8GHz
Settlement Gornyak – village Alashaika	№ 06-017069 of 26.01.2007	Till 25.01.2017	14,728/15,148GHz
Village Emeshevo – village Emelyanovo	№ 06-017071 of 26.01.2007	Till 25.01.2017	14,627/15,047GHz
Kozmodemiyansk town – village Mar'ino	№ 06-017073 of 26.01.2007	Till 25.01.2017	14,728/15,148GHz
Ioshkar Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	Till 05.03.2008	7-8GHz
Village Mar'ino – settlement Yurkino	№ 06-017072 of 26.01.2007	Till 25.01.2017	14-15GHz

Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	Till 10.10.2008	10,7-11,7GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Settlement Morki – settlement Ozerki	№ 06-014229 of 27.11.2006	Till 26.11.2016	14-15GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Kanash town – Yamashevo	№ 04-000120 of 09.03.2004	Till 09.03.2012	10,7-11,7GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Settlement Yamos – village Chebakovo	№ 06-014031 of 30.11.2006	Till 29.11.2016	12-13GHz
Settlement Yamos – settlement Sovkhoznyi	№ 06-014029 of 30.11.2006	Till 29.11.2016	12-13GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	Till 20.11.2007	10,7-11,7GHz
Alatyr town – village Anyutino	№ 06-017068 of 26.01.2007	Till 25.01.2017	12-13GHz
Settlement Ibrisi – village Novoe Churashevo	№ 06-017070 of 26.01.2007	Till 25.01.2017	12-13GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	Till 11.06.2008	10,7-11,7GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	Till 11.06.2008	10,7-11,7GHz
Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Kanash – Yamashevo MWR-1135	№ 04-000120 of 09.03.2004	Till 01.03.2014	10,7-11,7GHz
Ibrisi – Buguyany	№ 04-005224 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Ibrisi - Berezovka	№ 1020609 of 30.12.2003	Till 29.12.2008	10,7-11,7GHz
Kanash town – village Shikhazany	№ 15-20-18/55160 of 18.12.2002	Till 16.12.2007	10,7-11,7GHz
Alatyr - Solovievskoe	№ 083-06-02/34516 of 23.07.2003	Till 18.07.2008	394/434MHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	Till 15.11.2007	10,7-11,7GHz
Dzerzhinsk town - Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	Till 28.05.2008	10,7-11,7GHz
Pavlovo town – settlement Tumbotino	№ 05-022685 of 23.03.2006	Till 22.03.2016	12-13GHz
Nizhny Novgorod – Volodarsk town	№ 103334 of 22.09.2003	Till 09.09.2008	10,7-11,7GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	Till 28.05.2008	10,7-11,7GHz

Dzerzhinsk town, Kirov avenue – settlement Babino	№ 05-018373 of 27.12.2005	Till 26.12.2015	12,9-13,1GHz
Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Settlement Vacha - settlement Sosnovskoe	№ 1014315 of 25.09.2003	Till 11.09.2008	10,7-11,7GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	Till 16.06.2008	10,7-11,7GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	Till 22.11.2014	10,7-11,7GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	Till 25.05.2008	10,7-11,7GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2003	Till 18.06.2008	10,7-11,7GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	Till 22.11.2014	10,7-11,7GHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	Till 18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation)	№ 05-015506 of 07.06.2005	Till 06.06.2015	10,7-11,7GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Motovilovo	№ 06-016763 of 16.01.2007	Till 15.01.2017	12-13GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	Till 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas – Shatovka	№ 1003310 of 26.06.2003	Till 18.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 06-014028 of 30.11.2006	Till 29.11.2016	12-13GHz
Arzamas – Abramovo	№ 1003300 of 26.06.2003	Till 19.06.2008	10,7-11,7GHz
Perevoz – Shpilevo	№ 04-005271 of 06.06.2005	Till 05.06.2015	10,7-11,7GHz
Bor – Linda; Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Bor – Ostankino	№ 06-014027 of 30.11.2006	Till 29.11.2016	12-13GHz

Village Ostankino – village Plotinka	№ 06-016762 of 16.01.2007	Till 15.01.2017	12-13GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Bor town – settlement Kerzhenets	№ 05-022821 of 02.03.2006	Till 01.03.2016	10,7-11,7GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	Till 03.06.2008	10,7-11,7GHz
Settlement Bolsheorlovskoe – settlement Rustai	№ 06-016758 of 16.01.2007	Till 15.01.2017	12-13GHz
Settlement Bolsheorlovskoe – settlement Kerzhenets	№ 06-016760 of 16.01.2007	Till 15.01.2017	12-13GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 05-019023 of 17.02.2006	Till 16.02.2016	10,7 – 11,7GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 06-021401 of 16.01.2007	Till 15.01.2017	12-13GHz
Balakhna – Balakhna – Rylovo Balakhna – Maloe Kozino Balakhna – Lukino Balakhna – Shalimovo - Konevo Balakhna – Sovkhoznyi Balakhna – Gidrotorf Balakhna – B. Kozino MWR-1633	№ 1024155 of 10.06.2003 № 1024156 of 10.06.2003	Till 03.06.2008 Till 03.06.2008	10,7-11,7GHz 14-15GHz
Balakhna – Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Balakhna – Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	Till 03.06.2008	14-15GHz
Balakhna – Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	Till 03.06.2008	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Balakhna – Istomino	№ 1021512 of 21.08.2003	Till 15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 15-19-18/51403 of 26.11.2002	Till 20.11.2007	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	Till 03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005	Till 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	Till 03.11.2014	146-174 Hz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Till 09.09.2008	10.7-11.7GHz
Lyskovo – Valki	№ 15-19-18/7498 of 13.02.2008	Till 13.02.2008	10.7-11.7GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Till 24.09.2008	10.7-11.7GHz
Bor town – settlement Ostankino	№ 05-022558 of 23.03.2006	Till 22.03.2016	7-8GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Till 24.09.2008	10.7-11.7GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	Till 15.08.2008	10.7-11.7GHz
Semenovo – Shaldezhka	№ 1003324 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz

Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo	№ 05-022559 of 23.03.2006	Till 22.03.2016	12-13GHz
Chkalovsk town – Vershilovo	№ 1003326 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Chkalovsk town – village Vysokoe	№ 05-022565 of 28.03.2006	Till 27.03.2016	10,7-11,7GHz
Voskresenskoe – Vozdvizheninskoe	№ 1003332 of 06.08.2003	Till 25.07.2008	10.7-11.7GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	Till 03.06.2008	10.7-11.7GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Till 13.10.2006	60-74MHz
Shakhuniaya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Till 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Till 29.07.2008	10.7-11.7GHz
Ardatov – Mukhtolovo	№ 1025384 of 22.07.2003	Till 10.07.2008	10.7-11.7GHz
Volodarsk – Iliinogorsk	№ 1025387 of 24.07.2003	Till 15.07.2008	1,7-1,9GHz
Kstovo – Roika	№ 15-19-18/10059 of 04.03.2003	Till 26.02.2008	10.7-11.7GHz
Volodarsk town – settlement Iliinogorsk	№ 06-016759 of 16.01.2007	Till 15.01.2017	12-13GHz
Volodarsk town – settlement Novosmolinskyi	№ 06-016761 of 16.01.2007	Till 15.01.2017	12-13GHz
Shakhuniaya – Uren MWR-0839	№ 1025127 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniaya – B.Shirokoe MWR-4439	№ 1025130 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Varnavino – Krasnye Baki MWR-0307	№ 1025175 of 21.06.2003	Till 10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Uren – Vetluga	№ 05-022567 of 23.03.2006	Till 22.03.2016	12-13GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Shakhuniaya – Vetluga	№ 1025118 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan	№ 05-022563 of 23.03.2006	Till 22.03.2016	12-13GHz
Shakhuniaya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	Till 10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	Till 10.06.2008	10.7-11.7GHz
Shakhuniaya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	Till 10.06.2008	7-8GHZ
Krasnye Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	Till 10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	Till 28.05.2008	10.7-11.7GHz
Uren – Mineevka	№ 05-022361 of 18.02.2006	Till 17.02.2016	10.7-11.7GHz
Nizhny Novgorod city – Bor MWR-5120	№ 1003334 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod city – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	Till 09.09.2008	7-8GHz

Voznesenskoe – Polkh Maidan Voznesenskoe – Matyzley	№04-001634 of 23.11.2004	Till 22.11.2014	10.7-11.7GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod city – Shakhuniaya	№ 06-004717 of 25.04.2006	Till 24.04.2016	7-8GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Till 09.09.2008	10.7-11.7GHz
Nizhny Novgorod city (Lyadov square) – settlement Doskino	№ 04-001544 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Till 19.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz
Sergach – Shubino	№ 15-19-18/7499 of 17.02.2003	Till 13.02.2008	10.7-11.7GHz
Nizhny Novgorod – Roika	№ 15-19-18/7819 of 18.02.2003	Till 17.02.2008	10.7-11.7GHz
	№ 15-19-18/51374 of 26.11.2002	Till 20.11.2007	10.7-11.7GHz
Sergach – Lopatino	№ 04-001655 of 20.12.2004	Till 19.12.2014	10.7-11.7GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Krasnye Baki – settlement Varnavino	№ 05-022560 of 23.03.2006	Till 22.03.2016	12-13GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Sergach – Lopatino	№ 04-001524 of 09.12.2004	Till 08.12.2014	10.7-11.7GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	Till 10.06.2008	10.7-11.7GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982 of 10.06.2003	Till 10.06.2008	10.7-11.7GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	Till 31.07.2008	10.7-11.7GHz
Semenov – Sukhobezvodnoe	№ 15-19-18/51404 of 26.11.2002	Till 20.11.2007	10.7-11.7GHz
Vorotynets – Vasilchursk	№ 15-19-18/7890 of 18.02.2003	Till 17.02.2008	10.7-11.7GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	Till 31.07.2008	10.7-11.7GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004.	Till 30.12.2014	10.7-11.7GHz

Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	Till 02.03.2015	10.7-11.7GHz
Kstovo – Bezvodnoe	№ 15-19-18/9619 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz
Settlement Prokoshevo - Rabotki	№ 15-19-18/10058 of 04.03.2003	Till 26.02.2008	10.7-11.7GHz
Kstovo – Prokoshevo	№ 15-19-18/9617 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz
Kstovo – B.Mokroe	№ 15-19-18/9618 of 28.02.2003	Till 21.02.2008	10.7-11.7GHz
Kantauruvo – Sitniki	№ 1018084 of 21.08.2003	Till 21.08.2008	7-8GHz
Sosnovskoe - Elizarovo	№ 1018907 of 02.06.2003	Till 28.05.2008	10.7-11.7GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	Till 19.12.2008	7-8GHz
Buzuluk – Buguruslan	№ 03-10842 of 25.12.2003	Till 19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	Till 17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	Till 01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Ulyanovsk city	№ 06-003504 of 18.04.2006	Till 17.04.2016	1880-1900MHz
Kirov, Poroshino, Ganino	№ 1022527 of 03.10.2003	Till 28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	Till 20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Kirovochepetsk town	№ 04-005318 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Kirov city	№ 06-000889 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-000871 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-000879 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city	№ 06-001289 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-012101 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Kirov city	№ 06-001281 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-001264 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-001263 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Kirov city	№ 06-018317 of 29.12.2006	Till 28.12.2016	1880-1900MHz
Kirov city	№ 06-018312 of 11.01.2007	Till 10.01.2017	1880-1900MHz
Kotelnich town	№ 05-023837 of 27.12.2005	Till 26.12.2015	1880-1900MHz
Settlement Raduzhnyi	№ 05-023840 of 27.12.2005	Till 26.12.2015	1880-1900MHz
Izhevsk city	№ 05-010881 of 06.06.2005	Till 05.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Till 25.09.2008	1880-1900MHz
Penza city	№ 06-001667 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Penza city	№ 06-018313 of 11.01.2007	Till 10.01.2017	1880-1900MHz

Nizhny Lomov town	№ 06-009747 of 28.08.2006.	Till 27.08.2016	1880-1900MHz
Saransk town (Khmelevskyi street, N.Erkai street, Goncharov street);	№ 04-005323 of 31.12.2004	Till 30.12.2014	1880-1900MHz
Settlement Bessonovka	№ 04-005875 of 31.12.2004	Till 30.12.2014	1880-1900MHz
Yaransk town	№ 05-012850 of 09.06.2005	Till 08.06.2015	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Till 25.09.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	Till 08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	Till 30.09.2007	1880-1900MHz
Krasnoslobodsk town	№ 05-022385 of 30.12.2005	Till 29.12.2015	1880-1900MHz
Ruzaevka town	№ 06-001666 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orsk town	№ 05-020151 of 28.12.2005	Till 27.12.2015	1880-1900MHz
Orsk town	№ 06-009882 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orsk town	№ 06-009883 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orsk town	№ 06-009746 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012103 of 03.10.2006	Till 02.10.2016	
Orenburg city	№ 17-03-33/53358 of 10.12.2002	Till 20.11.2007	1880-1900MHz
Orenburg city	№ 06-009748 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-009749 of 28.08.2006	Till 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012100 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Orenburg city	№ 06-001541 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city	№ 06-012102 of 03.10.2006	Till 02.10.2016	1880-1900MHz
Orenburg city	№ 06-002632 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Novotroitsk town	№ 06 – 009750 of 28.08.2006	Till 27.08.2016	1880-1900MHz

Novotroitsk town	№ 06-018331 of 09.01.2007	Till 08.01.2017	1880-1900MHz
Sorochinsk town	№ 06-002261 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Settlement Svetlyi	№ 06-002262 of 14.04.2006	Till 13.04.2016	1880-1900MHz
Orenburg city	№ 06-001270 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city	№ 06-001259 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Buzuluk town	№ 06-003261 of 18.04.2006	Till 17.04.2016	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	Till 20.04.2015	1880-1900MHz
Orsk town	№ 06-001265 of 05.04.2006	Till 04.04.2016	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	Till 22.08.2008	1880-1900MHz
Orenburg city	№ 05-010594 of 06.05.2005	Till 05.05.2015	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	Till 20.11.2007	1880-1900MHz
Izhevsk city	№ 17-03-33/13908 of 24.09.2003	Till 18.03.2008	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	Till 30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	Till 30.10.2007	1880-1900MHz
Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	Till 23.03.2015	1880-1900MHz
Settlement Sovkhoznyi	№ 05-022528 of 30.12.2005	Till 29.12.2015	1880-1900MHz
Cheboksary town (Lenin avenue, Chernyshevsky street)	№ 06-005153 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Cheboksary town (R.Luxemburg)	№ 06-018315 of 29.12.2006	Till 28.12.2016	1880-1900MHz
Cheboksary town (Chernyshevsky street, Solyanoe pr., Lebedev street)	№ 06-005154 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	Till 26.09.2008	1880-1900MHz
Votkinsk, Izhevsk, Sarapul	№ 1014972 of 04.07.2003	Till 30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo district	№ 17-03-33/19861 of 23.04.2003	Till 17.04.2008	1880-1900MHz
Kstovo town	№ 06-007984 of 13.07.2006	Till 12.07.2016	1880-1900MHz
Village Vad	№ 06-007195 of 10.07.2006	Till 09.07.2016	1880-1900MHz

Volzhsk town	№ 06-016567 of 22.12.2006	Till 21.12.2016	1880-1900MHz
Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	Till 24.10.2015	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	Till 05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 05-022719 of 30.12.2005	Till 29.12.2015	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Till 26.02.2017	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	Till 27.10.2008	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Till 25.02.2017	1880-1900MHz
Sergach town	№ 06-007985 of 13.07.2006	Till 12.07.2016	1880-1900MHz
Ioshkar Ola town	№ 05-013857 of 09.06.2005	Till 08.06.2015	1880-1900MHz
Ioshkar Ola town	№ 06-004422 of 10.05.2006	Till 09.05.2016	1880-1900MHz
Ruzaevka, Chamzinka, Atyurievo	№ 04-001141 of 12.10.2004	Till 11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	Till 11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	Till 23.03.2015	1880-1900MHz
Kirov city	№ 06-000870 of 14.03.2006	Till 13.03.2016	1880-1900MHz
Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	Till 24.10.2015	1880-1900MHz
Kirov city	№ 06-018318 of 11.01.2007	Till 10.01.2017	1880-1900MHz
Settlement Torbeevo in Mordoviya Republic	№ 05-006403 of 23.03.2005	Till 23.03.2015	1880-1900MHz
Samara city	№ 05-006406 of 23.03.2005	Till 23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	Till 27.12.2014	1880-1900MHz
Arzamas town	№ 06-005786 of 06.06.2006	Till 05.06.2016	1880-1900MHz
Pavlovo town	№ 04-006598 of 23.03.2005	Till 23.03.2015	1880-1900MHz

Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	Till 27.12.2014	1880-1900MHz
Samara city BS-27, BS-28, Syzran town BS-29, BS-30, BS-31, BS-32, BS-33, Neftegorsk town BS-18, Podstepki BS-25, Yagodnoe BS-26	№ 06-018314 of 11.01.2007	Till 10.01.2017	1880-1900MHz
Sharanga	№ 06-006360Д of 22.01.07	Till 21.01.2017	42,95
Tonkino	№ 06-006361Д of 22.01.07	Till 21.01.2017	42,95
Chuvashiya Republic			
Village Poretskoe – village Krasnoglukhovo	№ 06-006565Д of 15.01.2007	Till 14.01.2017	307,7125/343,7125
Settlement Ibrisi – settlement Lipovka	№ 06-006566Д of 11.01.2007	Till 10.01.2017	307,8125/343,8125
Kirov oblast			
Settlement Lyalsk – village Kuzminskaya	№ 06-003934Д of 27.09.2006	Till 26.09.2016	307,7675/343,7675
Vyatskie Polyany town	№ 06-005475Д of 04.12.2006	Till 03.12.2016	307/343
Omutninsk town	№ 06-005620Д of 04.12.2006	Till 03.12.2016	44,25MHz
Settlement Strizhi – village Reshetniki	№ 06-003925Д of 27.09.2006	Till 26.09.2016	343,6625/307,6625
Settlement Tuzha – village Soboli	№ 06-003926Д of 27.09.2006	Till 26.09.2016	343,6875/307,6875
Settlement Svecha – village Kholmy	№ 06-003927Д of 27.09.2006	Till 26.09.2016	343,8375/307,8375
Village Novaya Ukazna – village Zhirnovo	№ 06-003931Д of 27.09.2006	Till 26.09.2016	343,5625/307,5625
Village Chernushka – village Troitskoe	№ 06-003935Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Village Shabury – village Strelskaya	№ 06-003933Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Village Nazarovtsy – village Kachonki	№ 06-003928Д of 27.09.2006	Till 26.09.2016	343,7125/307,7125
Settlement Kiknur – village Ulesh	№ 06-003930Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Settlement Kiknur – village Chashcha	№ 06-003929Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Settlement Oparino – settlement Duvannoe	№ 06-003932Д of 27.09.2006	Till 26.09.2016	307,8125/343,8125
Settlement Lalsk – village Zaborie	№ 06-003937Д of 27.09.2006	Till 26.09.2016	307,9875/343,9875
Zuevka town – village Spaso-Zaozerie	№ 06-003936Д of 27.09.2006	Till 26.09.2016	307,7625/343,7625
Settlement Kilmez – village Polyanka	№ 06-003842Д of 27.09.2006	Till 26.09.2016	307,7375/343,7375
Settlement Oparino – settlement Chursiya	№ 06-003841Д of 27.09.2006	Till 26.09.2016	307,5375/343,5375
Zuevka town – settlement Motous	№ 06-004672Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Village Utmanovo – village Grebnevo	№ 06-004670Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Settlement Oparino – settlement Sergeevskaya Vereteya	№ 06-004673Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Village Ekaterina – village Malaya Melnitsa	№ 06-004671Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375
Settlement Pervomaiskyi – settlement Mytets	№ 06-004838Д of 24.10.2006	Till 23.10.2016	307,5375/343,5375

Settlement Nagorsk – village Simonovka	№ 06-004667Д of 24.10.2006	Till 23.10.2016	307,7125/343,7125
Village Nikolaevo – village Anikintsy	№ 06-004668Д of 24.10.2006	Till 23.10.2016	307,8875/343,8875
Village Chistopolie – village Borovka	№ 06-004669Д of 24.10.2006	Till 23.10.2016	307,9375/343,9375
Nizhny Novgorod oblast			
Bogorodsk – Priozernoe	№ 06-005372Д of 01.12.2006	Till 30.11.2016	307;434;
Bor town	№ 06-000275Д of 14.03.2006	Till 13.03.2016	307;434
Bor town	№ 06-003170Д of 07.08.2006	Till 06.08.2016	307;434
Balakhna town – village Trestiyany	№ 06-000274Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Voskresenskoe – village Kuznetsovo	№ 06-000278Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Voskresenskoe	№ 06-002762Д of 10.07.2006	Till 09.07.2016	307;434
Village Brilyakovo – village Karlovo	№ 06-003080Д of 07.08.2006	Till 06.08.2016	307;434
Village Nakhratovo – village Chikhtino	№ 06-000277Д of 14.03.2006	Till 13.03.2016	307;434
Village Monakovo – village Spas-Sedcheno	№ 06-000639Д of 14.03.2006	Till 13.03.2016	307;434
Village Prokoshevo – village Lyapisi	№ 06-001475Д of 19.05.2006	Till 18.05.2016	307;434
Pavlovo town – village Staroe Shcherbinono	№ 06-000637Д of 14.03.2006	Till 13.03.2016	307;434
Volodarsk town – village Shchelkanovo	№ 06-000638Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – settlement Borok	№ 06-000363Д of 14.03.2006	Till 13.03.2016	307;434
Settlement Kovernino – village Talitsy	№ 06-000488Д of 10.03.2006	Till 09.03.2016	307;434
Village Belbazh – village Volokolam	№ 06-000491Д of 10.03.2006	Till 09.03.2016	307;434
Settlement after Stepan Razin – village Orlovka	№ 06-003265Д of 07.08.2006	Till 06.08.2016	307;343
Village Belbazh – village Rameshki	№ 06-000482Д of 10.03.2006	Till 12.03.2016	307;434
Village Verkhovskoe – settlement Syava	№ 06-006066Д of 27.12.2006	Till 26.12.2016	307;434
Settlement Vorotynets – settlement Krasnyi Vostok	№ 06-000486Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-002960Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – village Kalitka	№ 06-003058Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – settlement Kuzmiyar	№ 06-001474Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-000474Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Vorotynets – village Kriushi	№ 06-002961Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Vorotynets – village Nikolskoe	№ 06-001462Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Vorotynets – village Bykovka	№ 06-000483Д of 10.03.2006	Till 09.03.2016	307;434

Settlement Vorotynets – village Belavka	№ 06-003136Д of 07.08.2006	Till 06.08.2016	307;434
Village Tartaley – village Tartaley	№ 06-000479Д of 10.03.2006	Till 09.03.2016	307;434
Village Davydovo – village Berezovka	№ 06-000481Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Dubrovna – village Novoe Zhedrino	№ 06-003173Д of 07.08.2006	Till 06.08.2016	307;343
Village Podlesovo – village Gornyi Borok	№ 06-001464Д of 19.05.2006	Till 18.05.2016	307;434
Village Petrovka – village Malinovka	№ 06-003266Д of 07.08.2006	Till 06.08.2016	307;343
Village Podlesovo – village Vyezdnoe	№ 06-001476Д of 19.05.2006	Till 18.05.2016	307;434
Village Prokoshevo – village Serkovo	№ 06-001463Д of 19.05.2006	Till 18.05.2016	307;434
Village Pochinki	№ 06-003077Д of 07.08.2006	Till 06.08.2016	307;434
Village Purekh – village Kuznetsovo	№ 06-003141Д of 07.08.2006	Till 06.08.2016	307;343
Village Medovartsevo – village Epifanovo	№ 06-000476Д of 10.03.2006	Till 09.03.2016	307;434
Village Medovartsevo – village Verkhopolie	№ 06-000484Д of 10.03.2006	Till 09.03.2016	307;434
Kulebaki town – village Shiloksha	№ 06-000487Д of 10.03.2006	Till 09.03.2016	307;434
Village Bolshoe Pole – settlement Severnyi	№ 06-000489Д of 10.03.2006	Till 09.03.2016	307;434
Village Bolshoe Boldino – village Apraksino	№ 06-003171Д of 07.08.2006	Till 06.08.2016	307;434
Settlement Voskresenskoe – village Chukhlomka	№ 06-000470Д of 10.03.2006	Till 09.03.2016	307;434
Village Khokhloma – village Utkino	№ 06-000492 of 10.03.2006	Till 09.03.2016	307;434
Village Sheloksha – village Veredeevo	№ 06-001465Д of 19.05.2006	Till 18.05.2016	307;434
Village Chirgushi – village Novoselki	№ 06-000478Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Fakel – settlement Bashmakovo	№ 06-000089Д of 10.03.2006	Till 09.03.2016	307;434
Settlement Pionerskyi – settlement Igra	№ 06-000090Д of 10.03.2006	Till 09.03.2016	307;434
Village Medovartsevo – village Poltso	№ 06-000365Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Kiselikha	№ 06-000368Д of 14.03.2006	Till 13.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000604Д of 13.03.2006	Till 12.03.2016	307;434
Village Demino – village Malakhovo	№ 06-000608 of 13.03.2006	Till 12.03.2016	307;434
Village Kamennoe – village Galanino	№ 06-000607 of 13.03.2006	Till 12.03.2016	307;434
Village Kamennoe – village Zakhvatovo	№ 06-000598Д of 13.03.2006	Till 12.03.2016	307;434
Village Belbazh – village Radost	№ 06-000609Д of 13.03.2006	Till 12.03.2016	307;434
Settlement Vorotynets – village Akhpaevka	№ 06-000601Д of 13.03.2006	Till 12.03.2016	307;434
Sergach town – village Shubino	№ 06-000605Д of 13.03.2006	Till 12.03.2016	307;434
Village Gorevo – village Makarshino	№ 06-000384Д of 14.03.2006	Till 13.03.2016	307;434

Village Nosovaya – village Zavod	№ 06-000280Д of 14.03.2006	Till 13.03.2016	307;434
Village Nosovaya – settlement Zharenskyi	№ 06-001468Д of 19.05.2006	Till 19.05.2006	307;434
Village Novyi Usad – village Ivanovskoe	№ 06-002962Д of 07.08.2006	Till 06.08.2016	307;434
Village Kovrigino – village Korobeinikovo	№ 06-000360Д of 14.03.2006	Till 13.03.2016	307;434
Village Kamenka – village Krutoe	№ 06-00366Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Medvedkovo	№ 06-000357Д of 14.03.2006	Till 13.03.2016	307;434
Perevoz town – village Selishchi	№ 06-001214Д of 18.04.2006	Till 17.04.2016	307;434
Village Plotinka – village Tugarino	№ 06-000279Д of 14.03.2006	Till 13.03.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-000362Д of 14.03.2006	Till 13.03.2016	307;434
Balakhna town – settlement Maloe Kozino	№ 06-003040Д of 08.08.2006	Till 07.08.2016	307;434
Village Davydkovo – village Berezovka	№ 06-000353Д of 14.03.2006	Till 13.03.2016	307;434
Village Chulkovo – village Bobynino	№ 06-000273Д of 14.03.2006	Till 13.03.2006	307;434
Village Nikolaevka – settlement Krasnaya gorka	№ 52-401807 of 12.07.2004	Till 12.07.2007	307;343
Settlement Varnavino – settlement Voskhod	№ 06-006104Д of 29.12.2006	Till 28.12.2016	307;343
Village Vad – village Gari	№ 05-001252Д of 26.12.2005	Till 25.12.2015	307;343
Settlement Smirkino – village Stolbovo	№ 06-000606 of 13.03.2006	Till 12.03.2016	307;434
Village Vad – village Bukaley	№ 05-001291Д of 26.12.2005	Till 25.12.2015	307;343
Village Zelenie Gory	№ 06-003054Д of 07.08.2006	Till 06.08.2016	
Village Shvarikha – village Dubenki	№ 05-001831 of 27.12.2005	Till 26.12.2015	307;343
Village Maloe Mamleevo – settlement Novaya Moskva	№ 05-001807Д of 28.12.2005	Till 27.12.2015	307;343
Village Kruykovka – village Berezovka	№ 05-001799Д of 28.12.2005	Till 27.12.2015	307;343
Settlement after Stepan Razin – village Orlovka	№ 05-001791Д of 28.12.2005	Till 27.12.2015	307;343
Village Saldamanov – village Novyi Maidan	№ 05-001809Д of 28.12.2005	Till 27.12.2015	307;343
Village Abramovo – village Novaya Sloboda	№ 06-001466Д of 19.05.2006	Till 18.05.2016	307;434
Village Arapovo – village Aleshkovo	№ 05-001835Д of 28.12.2005	Till 27.12.2015	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	Till 03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 06-003151Д of 08.08.2006	Till 07.08.2016	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	Till 12.04.2009	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 06-003150Д of 08.08.2006	Till 07.08.2016	307;343
Settlement Tonshaevo –Pismener	№ 06-006098Д of 28.12.2006	Till 27.12.2016	307;343

Village Medovartsevo – village Verkhopolie	№ 06-001467Д of 19.05.2006	Till 18.05.2016	307;434
Village Filinskoe – village Bolotnikovo	№ 06-001461Д of 19.05.2006	Till 18.05.2016	307;434
Settlement Varnavino – settlement Voskhod	№ 06-003155Д of 08.08.2006	Till 07.08.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001469Д of 19.05.2006	Till 18.05.2016	307;434
Village Valtovo – village Salavir	№ 05-001824Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Kudryashki	№ 05-001811Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Timonino	№ 05-001817Д of 28.12.2005	Till 26.12.2015	307;343
Village Elizarovo – village Stechkino	№ 06-001168Д of 26.04.2006	Till 25.04.2016	307;343
Village Steksovo – settlement Ideal	№ 06-001169Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-001202Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Krasnyi bor	№ 06-003137Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-001137Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki – village Arkhangelskoe	№ 06-003172Д of 07.08.2006	Till 06.08.2016	307;343
Village Smirnovo – village Alemaevo	№ 06-001166Д of 26.04.2006	Till 25.04.2016	307;343
Village Smirnovo – settlement Svobodnyi Trud	№ 06-003042Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Shatki – settlement Sosnovyi Bor	№ 06-001136Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki	№ 06-001201Д of 26.04.2006	Till 25.04.2016	307;343
Village Kamenka – village Pavlovka	№ 06-001135Д of 26.04.2006	Till 25.04.2016	307;343
Village Petrovka – village Malinovka	№ 06-001134Д of 26.04.2006	Till 25.04.2016	307;343
Village Bogoyavlenie	№ 06-001149Д of 26.04.2006	Till 25.04.2016	307;343
Village Tatarskoe	№ 06-001165Д of 26.04.2006	Till 25.04.2016	307;343
Village Zelenyi dol – village Kalenki	№ 05-001837Д of 27.12.2005	Till 26.12.2015	307;343
Village Zelenyi dol – village Kulikovo	№ 05-001846Д of 27.12.2005	Till 26.12.2015	307;343
Village Arapovo – village Kudreshki	№ 05-001830Д of 27.12.2005	Till 26.12.2015	307;343
Kozmodemiyansk town –village Shari	№ 05-021914 of 30.12.2005	Till 29.12.2015	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Till 17.04.2016	307;434
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Till 17.04.2016	307;434
Village Mary-Sola – Zarechka-Ona	№ 06-001212Д of 18.04.2006	Till 17.04.2016	307;434
Village Mary-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Till 17.04.2016	307;434
Village Nezhnur – village Malyi Shuduguzh	№ 06-001211Д of 18.04.2006	Till 17.04.2016	307;434
Settlement Yurino – village Polyana	№ 06-001218Д of 18.04.2006	Till 17.04.2016	307;434
Village Mariino – village Kozikovo	№ 06-001321Д of 18.04.2006	Till 17.04.2016	307;434

Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Till 29.12.2015	307;343
Village Zelenyi dol – village Afanasievo	№ 05-001841Д of 27.12.2005	Till 26.12.2015	307;343
Urazovka - Klyuchishchi	№ 06-003152Д of 08.08.2006	Till 07.08.2016	307;343
Village Rabotki – settlements	№ 52-2996 of 24.06.2003	Till 24.06.2006	307;343
Village Rabotki	№ 06-003043Д of 07.08.2006	Till 06.08.2016	307;343
Kstovo	№ 06-003148Д of 08.08.2006	Till 07.08.2016	307;343
Village Ostankino – village Pumra	№ 52-1719 of 21.04.2004	Till 21.04.2007	307;343
Village Ostankino – village Dolgovo	№ 06-003123Д of 07.08.2006	Till 06.08.2016	307;343
Verkhovskoe – Berestyanka	№ 06-003924Д of 24.09.2006	Till 23.09.2016	307;343
Verkhovskoe – Syava	№ 06-006066 of 27.12.2006	Till 26.12.2016	307;343
Konevo – Yuriino	№ 06-006060 of 27.12.2006	Till 26.12.2016	307;343
Serebryanka – village Kr.Rodnik	№ 06-006061Д of 27.12.2003	Till 26.12.2016	307;343
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Till 08.08.2016	307;343
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Till 07.08.2016	307;343
Village Vad – village Salaley	№ 05-001383Д of 25.11.2005	Till 24.11.2015	307;343
Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	Till 03.12.2015	307;343
Balakhna – Belovskaya	№ 52-3626 of 05.08.2003	Till 05.08.2008	307;343
Voskresenskoe	№ 4-2/15-1867 of 2003	Till 2008	307;343
Bor – Parizhskoi kommuny	№ 4-2/15-1748 of 08.04.2003	Till 08.04.2008	307;343
Settlement Berezovaya Poima – settlement Orlovskie Dvoriki	№ 06-002949Д of 07.08.2006	Till 06.08.2016	307;343
Bor – Bolsheorlovskoe	№ 4-2/15-1749 of 08.04.2003	Till 08.04.2008	307;343
Bor – Kerzhenets	№ 4-2/15-1750 of 08.04.2003	Till 08.04.2008	307;343
Village Plotinka – village Ivanovskoe	№ 06-003134Д of 07.08.2006	Till 06.08.2016	307;343
Village Plotinka – village Tugarino	№ 06-003041Д of 08.08.2006	Till 07.08.2016	307;343
Village Novoselki – village Devletyakovo	№ 05-002079Д of 04.12.2005	Till 03.12.2015	307;343
Settlement Uzhovka – village Baikovo	№ 06-003135Д of 07.08.2006	Till 06.08.2016	307;343
Settlement Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	Till 03.12.2015	307;343
Bolshoe Boldino	№ 05-002251Д of 04.12.2005	Till 03.12.2015	307;343
Village Bolshoe Boldino – village Permeevo	№ 06-003078Д of 08.08.2006	Till 07.08.2016	307;343
Balakhna town	№ 05-002270Д of 04.12.2005	Till 03.12.2015	307;343
Balakhna town – village Belovskaya	№ 06-003157Д of 08.08.2006	Till 07.08.2016	307;343

Pavlovo town – Dolgovo	№ 05-002299Д of 04.12.2005	Till 03.12.2015	307;343
Lukoyanov town – village Poya	№ 05-001794Д of 05.12.2005	Till 04.12.2015	307;343
Village Atingeevo – village Saldamanovo	№ 06-003039Д of 07.08.2006	Till 06.08.2016	307;343
Arzamas town	№ 05-002326Д of 04.12.2005	Till 03.12.2015	307;343
Perevoz town – village Selishche	№ 06-002231 of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	Till 03.12.2015	307;343
Voznesenskoe – Begovatovo	№ 06-006062Д of 27.12.2006	Till 26.12.2016	307;343
Varnavino – settlement Mirnyi	№ 06-003153Д of 08.08.2006	Till 07.08.2016	307;343
Voznesenskoe – Lashman	№ 06-005371Д of 01.12.2006	Till 30.11.2016	307;343
Steksovo – Ideal	№ 06-006063Д of 27.12.2006	Till 26.12.2016	307;343
Lemet – Turkushi	№ 06-006064Д of 27.12.2006	Till 26.12.2016	307;343
Village Linda – village Zorenki	№ 06-003124Д of 07.08.2006	Till 06.08.2016	307;343
Mukhtolovo – Venets	№ 06-006065Д of 27.12.2006	Till 26.12.2016	307;343
Village Maloe Mamleevo – village Nikolai Dar	№ 06-001164Д of 26.04.2006	Till 25.04.2016	307;343
Stepana Razina – village Orlovka	№ 06-001147Д of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Maresievo – village Kelduyshevo	№ 06-001148Д of 26.04.2006	Till 25.04.2016	307;343
Settlement Shatki – village Kerzhemok	№ 06-001133Д of 26.04.2006	Till 25.04.2016	307;343
Village Yasentsy – village Kishemskoe	№ 06-001167Д of 26.04.2006	Till 25.04.2016	307;343
Lyskovo town – village Golovkovo	№ 06-003059Д of 08.08.2006	Till 07.08.2016	307;343
Village Salgany – village Akulinino	№ 06-003149Д of 08.08.2006	Till 07.08.2016	307;343
Village Novaya Sloboda – village Pralevka	№ 06-001206Д of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Boldino – village Pikshen	№ 06-001205 of 26.04.2006	Till 25.04.2016	307;343
Village Bolshoe Boldino – village Chernovskoe	№ 06-001204Д of 26.04.2006	Till 25.04.2016	307;343
Village Shagaevo	№ 06-001203Д of 26.04.2006	Till 25.04.2016	307;343
Lyskovo – Presnetsovo	№ 06-005374Д of 01.12.2006	Till 30.11.2016	307;343
Village Krasnyi Vatras – village Petrovka	№ 06-003079Д of 07.08.2006	Till 06.08.2016	307;434
Village Ichalki	№ 06-003174Д of 07.08.2006	Till 06.08.2016	307;343
Sergach – Malinovka	№ 06-005460Д of 01.12.2006	Till 30.11.2016	307;343
Sergach – village Vyazovka	№ 06-003057Д of 08.08.2006	Till 07.08.2016	307;343
Sergach – Roganovka	№ 06-005375Д of 01.12.2006	Till 04.12.2016	307;343

Salgany – Alexandrovo	№ 06-003156Д of 08.08.2006	Till 30.11.2016	307;343
Salgany – Fedorovka	№ 06-005373Д of 01.12.2006	Till 30.11.2016	307;343
Svecha – Kholmy	№ 06-003927Д of 27.09.2006	Till 26.09.2016	307;343
Village Verkhovskoe – settlement Vakhtan	№ 06-006105Д of 29.12.2006	Till 28.12.2016	307;343
Village Verkhovskoe – village Berestyanka	№ 06-003924Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Bor town – settlement Pamiyati Parizhskoi Kommuny	№ 06-001340Д of 03.05.2006	Till 02.05.2016	307;343
Bor town – settlement Bolsheorlovskoe	№ 06-001342Д of 03.05.2006	Till 02.05.2016	307;343
Bor town – settlement Kerzhenets	№ 06-001341Д of 03.05.2006	Till 02.05.2016	307;343
Village Pafnutovo – village Klopikha	№ 06-003056Д of 08.08.2006	Till 07.08.2016	307;343
Village Bolshie Kruty – village Bobylsk	№ 06-003055Д of 08.08.2006	Till 07.08.2016	307;343
Penza oblast			
Village Kazarka – village Novikovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka, Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka	№ 06-001382Д of 03.05.2006	Till 02.05.2016	307;343
Salgany – village Akulinino	№ 06-003152Д of 26.08.2006	Till 27.08.2016	307;343
Serdobsk town – village Meshcherskoe	№ 06-002636Д of 10.07.2006	Till 09.07.2016	307;434
The Republic of Mariy-El			
Settlement Kilemary – village Aktayuzh	№ 06-005461Д of 04.12.2006	Till 03.12.2016	307;343
Ioshkar Ola town – village Elemuchash	№ 06-003348Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Kilemary – village Udyurma	№ 06-003263Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Novyi Toriyal, Yubileinaya street 7 – settlement Novyi Toriyal, Yubileinaya street 15	№ 07-000907Д of 30.03.2007	Till 29.03.2017	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003261Д of 09.08.2006	Till 08.08.2016	307;343
Village Pamiyaly – settlement Maiskyi	№ 06-003262Д of 09.08.2006	Till 08.08.2016	307;343
Village Nezhnur – village B.Shuduguzh	№ 06-003347Д of 09.08.2006	Till 08.08.2016	307;343
Village Mariino – village Kozlovets	№ 06-003448Д of 09.08.2006	Till 08.08.2016	307;343

Village Mariino – village Kuzmino	№ 06-003202Д of 09.08.2006	Till 08.08.2016	307;343
Village Mariino – village Karasiayary	№ 06-003264Д of 09.08.2006	Till 08.08.2016	307;343
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Till 29.12.2015	307;343
Village Mariino – settlement Kozikovo	№ 06-003343Д of 09.08.2006	Till 08.08.2016	307;343
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	Till 23.07.2007	307;343
Settlement Ioshkar-Ola – settlement Lesnoi	№ 06-006483Д 10.01.2007	Till 10.01.2007	307;343
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Till 29.12.2015	307;343
Village Semisola – village Petrovskoe	№ 06-003349Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Pristantsionnyi, village Totskoe, village Kirsanovka	№ 06-002250Д of 09.06.2006	Till 08.06.2016	307;343
Mednogorsk town	№ 06-002196Д of 07.06.2006	Till 06.06.2016	307;343
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Till 17.04.2016	307;343
Village Nezhnur – village M. Shuduguzh	№ 06-001211Д of 18.04.2006	Till 17.04.2016	307;343
Village Mari-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Till 17.04.2016	307;343
Village Mari-Sola – village Zarechka-Ona	№ 06-001212Д of 18.04.2006	Till 27.04.2016	307;343
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Till 17.04.2016	307;343
Settlement Yuriino – village Polyana	№ 06-001218Д of 18.04.2006	Till 17.04.2016	307;343
Settlement Kilemary – settlement Kumiaya	№ 06-003346Д of 09.08.2006	Till 08.08.2016	307;343
Settlement Kilemary – village Toidakovo	№ 06-011976Д of 20.09.2006	Till 19.09.2016	307;343
Settlement Krasnogorskyi – village Oshutyaly	№ 07-001318Д of 06.04.2007	Till 05.04.2017	307;343
Zvenigovo town – village Chuvash-Otary	№ 07-001319Д of 06.04.2007	Till 05.04.2017	307;343
Village Kokshaisk – village Markitan	№ 07-001324Д of 06.04.2007	Till 05.04.2017	307;343
Village Kokshaisk – village Dolgaya Staritsa	№ 07-001322Д of 06.04.2007	Till 05.04.2017	307;343
Village Kokshamary – village Ivanbelyak	№ 07-001316Д of 06.04.2007	Till 05.04.2017	307;343
Village Kokshaisk – village Chernoe Ozero	№ 07-001323Д of 06.04.2007	Till 05.04.2017	307;343
Village Kuzhmara – village Nuktuzh	№ 07-001321Д of 06.04.2007	Till 05.04.2017	307;343
Village Kokshamary – village Lipsha	№ 07-001325Д of 06.04.2007	Till 05.04.2017	307;343
Village Chirki – village Kordemka	№ 07-001317Д of 06.04.2007	Till 05.04.2017	307;343
Settlement Orshanka – village Pavlovskyi	№ 07-001314Д of 06.04.2007	Till 05.04.2017	307;343
Settlement Orshanka – village Yagodka	№ 07-001313Д of 06.04.2007	Till 05.04.2017	307;343
Village Staroe Kreshcheno – village Il'inka	№ 07-001310Д of 06.04.2007	Till 05.04.2017	307;343

Village Shordur – village Petrovskoe	№ 07-001311Д of 06.04.2007	Till 05.04.2017	307;343
Village Polevaya – village Pekoza	№ 07-001312Д of 06.04.2007	Till 05.04.2017	307;343
Orenburg oblast			
Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka	№ 06-002138Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Boevaya Gora – farm Korolki, village Elshanka – r/w station Mayachnaya	№ 07-001046Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Village Krasnyi Yar – village Shutovo	№ 07-001050Д of 26.03.2007	Till 25.03.2008	343,5-344,0/ 307,5-308,0
Village Privolnoe – village Stepnoe, Village Peschanoe, village Lugovoe	№ 07-001047Д of 26.03.2007	Till 25.03.2008	343,5-344,0/ 307,5-308,0
Village Studenoe – village Krestovka, settlement Zazhivnyi	№ 07-001042Д of 26.03.2007	Till 25.03.2008	343,5-344,0/ 307,5-308,0
Settlement Dimitrivskyi – village Sukhodolnyi, settlement Bratskyi, village Filippovka	№ 07-001043Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Village Donetskoe – village Sudakovka	№ 07-001044Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Village Adamovka – village Radovka	№ 07-001045Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Settlement Perevolotskyi – farm Samarskyi, village Kapitonovka, farm Vyazovka	№ 07-001048Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Village Kichkas – village Dolinovka, village Pretoriya – village Verkhnyi Kunakbai, village Pretoriya – village Kamyshovka, village Pretoriya – village Suvorovka	№ 07-001049Д of 26.03.2007	Till 25.03.2017	343,5-344,0/ 307,5-308,0
Village Dobrinka	№ 06-002195Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nesterovka – village Klyuchevka, settlement Novosergievka	№ 06-002209Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo	№ 06-002210Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vasilievka – village Novoselki	№ 06-002139Д of 07.06.2006	Till 06.06.2016	343,5-344,0/

			307,5-308,0
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Till 16.01.2017	343,5-344,0/ 307,5-308,0
Village Aksenkino	№ 06-002194Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vozdvizhenka – village Irek, village Chernyi Otrog – village Sovetskoe, settlement Saraktash	№ 06-006561Д of 17.01.2007	Till 16.01.2017	343,5-344,0/ 307,5-308,0
Village Andreevka – village Fedorovka, village Kurmanaevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Till 16.01.2017	343,5-344,0/ 307,5-308,0
Yasnyi town – village Alasai	№ 06-006564Д of 17.01.2007	Till 16.01.2017	343,5-344,0/ 307,5-308,0
Village Alabaital	№ 06-002193Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Fadeevskyi – village Besedeno	№ 06-002140Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Starokutlumbetievo, village Starokutlumbetievo – village Shamassovka	№ 06-002156Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dmitrievka, village Egorievka – village Iskra, village Ereminka	№ 06-002154Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnya Vyazovka, village Verkhya Vyazovka	№ 06-002152Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa	№ 06-002151Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Gai town – village Khalilovo, Gai town – village Kalinovka	№ 06-002141Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Sorochinsk town	№ 06-002192Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Novotroitsk town	№ 06-003813Д of 06.09.2006	Till 05.09.2007	343,5-344,0/ 307,5-308,0
Village Sukhorechka, village Privolnoe – village Stepnoe	№ 06-003815Д of 06.09.2006	Till 05.09.2007	343,5-344,0/ 307,5-308,0
Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino,	№ 06-002153Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0

village Koptyazhevo			
Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris	№ 06-002143Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe	№ 06-002155Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki	№ 06-002150Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka	№ 06-002144Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Pleshanovo – village Yugovka, village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village Staroyuldashevo	№ 06-002145Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk	№ 06-002146Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sladkov, village Yaman, village Ozerki, village Nizhneozernoe, village Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka	№ 06-002149Д of 07.06.2006	Till 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo	№ 05-001049Д of 26.12.2005	Till 25.12.2015	307;343MHz
Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town	№ 05-001455Д of 28.12.2005	Till 27.12.2015	307;343MHz
Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	Till 29.12.2015	307;343MHz
Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	Till 29.12.2015	307;343MHz
River harbor "Rutka"	№ ВП-05817 of 22.12.2005	Till 21.12.2015	

Settlement Kilemary – village Kumiaya	№ 06-003346Д of 09.08.2006	Till 08.08.2016	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	Till 13.10.2006 Being re-documented with Federal Agency of Communications	307;343
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 06-006357 of 22.01.2007	Till 21.01.2017	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo	№ 56-876-29 of 27.02.2004	Till 27.02.2007	343-344/ 307-308
Yasnyi town – village Alasai	№ 06-006564 of 17.01.2007	Till 16.01.2017	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe –	№ 06-006561Д of 17.01.2007	Till 16.01.2017	343-344/ 307-308

settlement Saraktash			
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp "Volna"	№ 07-000100Д of 30.01.2007	Till 29.01.2017	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Till 16.01.2017	343-344/307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Till 16.01.2017	343-344/307-308
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Novozhedrino, village Timoshkino, village Novospasskoe – village Starokutlumbetievo	№ 06-003706Д of 06.09.06	Till 05.09.2016	343-344/307-308
Village Dobrinka, village Yafarovo – settlement Komsomolskyi	№ 06-003695Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Pogromnoe – village Zhidilovka	№ 06-003692Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka	№ 06-003693Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Grachevka	№ 06-003707Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Novomusino – village Urnyak	№ 06-003699Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Settlement Novoorsk – village Kumak	№ 06-003709Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Vasilievka	№ 06-003700Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Abdulino town, settlement Iskra – village Arkaevka	№ 06-003703Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Pleshanovo – village Sredneilyasovo	№ 06-003708Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Dubinovka – village Novosakmarsk	№ 06-003694Д of 06.09.2006	Till 05.09.2016	343-344/307-308
Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly	№ 06-003756Д of 15.09.2006	Till 14.09.2016	343-344/307-308
Settlement Kilemary – village Toidakovo	№ 06-011976 of 20.09.2006	Till 19.09.2016	343-344/307-308
Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka	№ 06-003701Д of 12.09.2006	Till 11.09.2016	343-344/307-308
Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy	№ 06-003814Д of 12.09.2006	Till 11.09.2016	343-344/307-308

Village Koptyazhevo – village Kokosheevka, village Nushtaikino	№ 06-003698Д of 12.09.2006	Till 11.09.2016	343-344/307-308
Village Sekretarka, village Pavlovka, village Starodomoseikino	№ 06-003704Д of 12.09.2006	Till 11.09.2016	343-344/307-308
Village Sakmara – village Ereminka, village Svetlyi	№ 06-003702Д of 12.09.2006	Till 11.09.2016	343-344/307-308
Village Romanovka	№ 06-003705Д of 12.09.2006	Till 11.09.2016	343-344/307-308
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	Till 30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	Till 30.06.2007	300;400
Samara oblast			
Samara city – village Shelekhmet, Samara city – village Novinki	№ 06-005476Д of 01.12.2006	Till 30.11.2016	307;343
Zhigulevsk town, village Koshki – village N.	№ 06-005376Д of 01.12.2006	Till 30.11.2016	307;343

Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka			
Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo	№ 06-003386Д of 10.08.2006	Till 09.08.2016	307;343
Village Bogdanovka – aul Kazakkhskyi, Kinel town – village M.Malyshevka	№ 06-003384Д of 10.08.2006	Till 09.08.2016	307;343
Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch	№ 06-003383Д of 10.08.2006	Till 09.08.2016	307;343
Village Erzovka	№ 06-003385Д of 10.08.2006	Till 09.08.2016	307;343
Oktyabrsk town, village Usinskoe, village St.Racheika, settlement Beregovoi, village Usolie	№ 06-004233Д of 27.09.2006	Till 04.10.2012	343,5/344,0
Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka	№ 06-004234Д of 27.09.2006	Till 04.10.2012	343,5/344,0
Village Strochkino – village Nechaikha	№ 06-000610Д of 13.03.2006	Till 12.03.2016	307;434
Village Mikhailovo – Ovsyanka, Mosty, Teplovka	№ 06-006300Д of 25.12.2006	Till 24.12.2016	307;434
Novokuibyshevsk town, village Gorki, village Sytovka, settlement Chapaevskyi, village Vozdvizhenka, village Bolshaya Glushitsa	№ 07-000447Д of 13.02.2007	Till 12.02.2017	307;434
Ulyanovsk oblast			
Village Kundyukovka – village Alexandrovka	№ 06-004107Д of 27.09.2006	Till 26.09.2016	343,8625/307,8625
Village Bolshie Klyuchishchi – village Lomy	№ 06-004106Д of 27.09.2006	Till 26.09.2016	343,9625/307,9625
Village Bolshoe Nagatki – village Solntse	№ 06-004113Д of 27.09.2006	Till 26.09.2016	343,9875/307,9875
Village Mokraya Bugurna – village M.Tsylna	№ 06-004118Д of 27.09.2006	Till 26.09.2016	343,5125/307,5125
Village Sosnovyi Bor – village Voronovka	№ 06-006594Д of 12.01.2007	Till 11.01.2017	307,5125/343,5125
Settlement Pervomaiskyi – settlement Azat	№ 06-006572Д of 11.01.2007	Till 10.01.2017	343,5125/307,5125
Settlement Elkhovoe ozero – village	№ 06-004117Д of 27.09.2006	Till 26.09.2016	343,7375/307,7375

Budenovka			
Village Vypolzovo – village M.Barishok	№ 06-006571Д of 12.01.2007	Till 11.01.2017	343,6125/307,6125
Settlement Kemlya of Mordoviya Republic	№ 03-12925 of 25.12.2003	Till 01.12.2008	3335, 5225KHz
Mordoviya Republic Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	Till 20.03.2015	2520, 4515, 5225KHz
Kirov city	№ 06-006505Д of 18.01.2007	Till 17.01.2017	46,1250 MHz
Village Kinel-Cherkassy	№ 06-006436Д of 22.01.2007	Till 21.01.2017	42,4750 MHz
Settlement Sharanga	№ 06-006360Д of 22.01.2007	Till 21.01.2017	42,9500 MHz
Settlement Tonkino	№ 06-006361Д of 22.01.2007	Till 21.01.2017	42,9500 MHz
Orsk, Novoorsk, Kvarkeno	№ 06-006357Д of 22.01.2007	Till 21.01.2017	37,7250 MHz

b) Communication networks.

Physical communication networks used by the issuer for communication services provision:

DLD and intrazonal communication

OJSC "VolgaTelecom" intrazonal primary network is built on cable (copper and fiber-optic) lines and on microwave links.

The length of cable intrazonal transmission lines -		***21 171,3 km***
including:	- fiber-optic	***13 402,4 km***
The length of microwave links – including:		***3 321,5 km***
	- digital	***2 117,1 km***
The length of overhead transmission lines -		***361,8 km***
The length of established channels of intrazonal primary network		***30 177,9 thousand channel-km***
including:	- overhead transmission lines - cable transmission lines including: - fiber-optic cable - microwave links - satellite links	***8,4 thousand channel-km*** ***29 099,7 thousand channel-km*** ***27 829,4 thousand channel-km*** ***1 069,8 thousand channel-km*** -
The length of channels arranged by digital transmission systems		***29 340,3 thousand channel-km***
including:	- SDH - PDH	***27 936,8 thousand channel-km*** ***1 403,5 thousand channel-km***

Automatic long-distance service

The equipment of automatic long-distance service being in operation at OJSC "VolgaTelecom" network comprises 12 automatic trunk exchanges (ATX) and the equipment of automatic zonal telephone communication of the total installed capacity of 75 290 channels. The installed capacity of electronic ATXs makes 70 963 channels, the equipment of automatic zonal telephone communication – 4 327 channels.

Total equipped capacity of ATXs and of the equipment of automatic zonal telephone communication makes 57 485 channels, including the capacity of electronic exchanges – 54 331 channels, and the equipment of automatic zonal telephone communication – 3 154 channels.

Local communication

Total installed capacity of local telephone communication network of OJSC "VolgaTelecom" makes 5 110 thousand numbers (including, urban telephone communication – 4 308 thousand numbers, rural telephone communication – 802 thousand numbers). The total number of ATXs is 5737 units, out of them 781 units are at urban telephone network and 4956 units – at rural telephone network.

The quantity of basic telephone sets at OJSC "VolgaTelecom" network is 4 757,0 thousand units (including at urban telephone network – 3 990,2 thousand units, and at rural telephone network – 766,8 thousand units).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs makes 69% of the total installed capacity of the network (including at urban telephone network – 75%, and at rural telephone network – 38%).

Telephone penetration of fixed line communication:

Branch	Telephone penetration of fixed line communication per 100 residents, total (units/100 residents)	Including	
		Urban telephone network	Rural telephone network
Kirov	**27,6**	**33,6**	**12,6**
The Republic of Mariy-El	**26,6**	**35,6**	**11,2**
Mordoviya Republic	**27,6**	**33,1**	**19,7**
Nizhny Novgorod	**28,9**	**33,2**	**13,1**
Orenburg	**22,5**	**28,0**	**15,1**
Penza	**22,7**	**27,9**	**12,8**
Samara	**23,4**	**25,3**	**15,7**
Saratov	**22,5**	**25,7**	**13,6**
Udmurtiya Republic	**25,6**	**31,5**	**12,2**
Ulyanovsk	**25,3**	**30,6**	**11,2**
Chuvash Republic	**23,2**	**31,4**	**10,3**

Telegraph communication

Telegraph communication is arranged on the basis of "Alpha-Telex-600" (TK-AT-600)and also on the basis of SKAT-1000 switching system and integrated "STIN-Э" telegraph exchange operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The number of telegraph channels of all kinds arranged by channel terminating equipment - 9 900,5

Including:
- backbone channels – 1 129,5
- intraoblast and intradistrict – 8 745

The number of telegraph links, total – 2 122

Including:
- *By channel switching system (CS) – 778,5*
- *By message switching system (MS) – 1 032,5*
- *By ATOL system – 311*

Intrazonal telegraph networks are built on the systems of voice-frequency telegraphy by applying channel terminating equipment - TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 and ATK-TT channelizing system, and "Alpha-Link M128" modems.

The replacement of analog channel terminating equipment with digital data transfer systems by applying TK-AT-600 telegraph equipment, ATK-TT channelizing system and installation of АЛ MC 128-2 telegraph gate allows for passing from analog transmission systems to digital ones, for building dedicated telegraph VPN, and also for replacing morally obsolete telegraph sets with PCs.

F-2500, F-2000, T-100 telegraph sets and PCs are used as terminal equipment at telegraph network.

Equipped capacity of CS exchanges is 747 numbers.

The number of terminal units – 1 837 units.

Equipped capacity of integrated CS+MS exchanges is 2 218 numbers.

In case of channels lease, the features of leased channels and the channels' lessor are described:

In accordance with concluded contracts as of 31.03.2007 OJSC "VolgaTelecom" leases 7 022 communication channels from outside entities, out of these channels: 1 441 - analog channel, and 5 581 – digital channels.

The leased channels are distributed between the branches in the following way:

Branch name	Lessor's name	Channels, total	Including		Including					
					Backbone		Zonal		Local	
			Digital	VF	Digital	VF	Digital	VF	Digital	VF
Kirov	OJSC "Rostelecom"	650	0	368		4		364		
	Other lessors		210	72			210	72		
The Republic of Mariy-El	OJSC "Rostelecom"	157	150	7		7	150			
	Other lessors		0	0						
Mordoviya Republic	OJSC "Rostelecom"	76	0	76		4		72		
	Other lessors		0	0						
Nizhny Novgorod	OJSC "Rostelecom"	1108	0	208		28		180		
	Other lessors		900	0			720		180	
Orenburg	OJSC "Rostelecom"	2632	2160	262		10	2160	252		
	Other lessors		210	0			210			
Penza	OJSC "Rostelecom"	96	1	5	1	5				
	Other lessors		90	0					90	
Samara	OJSC "Rostelecom"	2133	1110	40		31	1110	9		
	Other lessors		750	233			480	228	270	5
Saratov	OJSC "Rostelecom"	132	0	132		9		123		
	Other lessors		0	0						
Udmurtiya Republic	OJSC "Rostelecom"	4	0	4		4				
	Other lessors		0	0						
Ulyanovsk	OJSC "Rostelecom"	31	0	31		5		26		
	Other lessors		0	0						
Chuvash Republic	OJSC "Rostelecom"	3	0	3		3				
	Other lessors		0	0						
TOTAL	OJSC "Rostelecom"	7022	3421	1136	1	110	3420	1026	0	0
	Other lessors		2160	305	0	0	1620	300	540	5

The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (RF Ministry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Order № 92 of 10.08.96).

3.3. The issuer's future activity plans

Brief description of the issuer's future activity plans and the sources of future revenues:

The issuer's strategic objective is to win leading positions in emerging market of hi-tech and income communications services, subject to keeping the share of influence in traditional telephony services market and enhancing the efficiency of the Company's operations.

OJSC "VolgaTelecom" is a dominating carrier operating on the territory of 11 regions of the Volga region and provides the widest range of services for various categories of clients. The issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.

From the analysis of market situation the Company defines the following target markets:

- *Internet and data transfer market as the most growth segment of communications market;*
- *Traditional telephony market which is the largest source of the Company's revenues;*
- *Mobile communication market.*

In doing so, the Company assumes to keep leading positions in all key client's segments (residential sector and businesses) diversifying marketing strategy according to segments needs.

In accordance with the above stated the Company defines the following strategic priorities:

- *Maximization of revenues from traditional telephony services;*
- *Faster growth of wide-band access;*
- *Increase in rate of return and consolidation of market positions in the segment of businesses;*
- *Cellular assets consolidation;*
- *Cost reduction initiatives*
  - *Marketing channels reform;*
  - *Procurement process optimization;*
  - *Reduction of operated own premises;*
  - *Reduction of administrative (overhead) costs;*
  - *Reduction of costs for network maintenance and operation.*

To provide quality information and technical support to clients, and also to drive up earnest from commercial reference services the Company schedules to put into operation three Call Processing Centers in Kirov, Orenburg and Chuvash Republic branches, and also further development of clients' information support services in all operating Call Processing Centers.

The change of the issuer's activity profile is not planned. The issuer will continue to conduct its activity in accordance with valid licenses for communication services provision and in accordance with the approved Charter.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and IT***
The issuer's role (place) in this organization: ***Promoter of the Association***
The issuer's functions in this organization: ***Providing services in training activity area***
Participation period: ***since 2000***

2) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
The issuer's role (place) in this organization: ***Association member***

The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz" (CJSC "NSS")***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100 %***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernogorodskyi Sergey Valerievich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – the Chairman of the Management board

Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – member of collegial executive body
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771 %***
Share of the issuer's ordinary stock belonging to the person: ***0,001264 %***

Martynova Larisa Vladimirovna – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vasiliev Vladislav Albertovich – member of collegial executive body
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chumachenko Maiya Sergeevna – member of collegial executive body
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Panov Alexey Nikolaevich – member of collegial executive body
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. ***Full and abbreviated brand name: Closed Joint Stock Company "RTCOM" (CJSC "RTCOM")***
Location: ***Kosarev street 15, Saransk town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***

Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yarovkina Nataliya Valentinovna – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Monakhov Oleg Olegovich – General Director
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications")***
Location: ***Shumilov street 20, Cheboksary town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***Local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Gorshenin Vladimir Serafimovich – General Director
Year of birth: ***1950***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

4. Full and abbreviated brand name: ***Limited Liability Company "NIZHEGORODSKYI TELESERVICE" (LLC "NIZHEGORODSKYI TELESERVICE")***
Location: ***Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***data transfer services and telematic services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – the Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Loskutov Alexander Vasilievich – member of the Management board
Year of birth: ***1959***

Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Limited Liability Company "VYATKASVYAZSERVICE" (LLC "VYATKASVYAZSERVICE")***
Location: ***Drelevsky street 43/1, Kirov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***other services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Dolzhenkov Alexey Borisovich – the Chairman of the Management board
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Proskura Dmitry Victorovich – member of the Management board
Year of birth: ***1970***
Share in the issuer's charter capital: ***0,000683%***
Share of the issuer's ordinary stock belonging to the person: ***0,000259%***

Popova Elena Nikolaevna – member of the Management board
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Dolzhenkov Alexey Borisovich – General Director
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***Closed Joint Stock Company "Saratov - Mobile" (CJSC "Saratov - Mobile")***
Location: ***Kiselev street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Artemiev Alexey Vladimirovich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Board of directors
Year of birth: ***1980***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Nelyubov Dmitry Valentinovich – General Director
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile")***
Location: ***Kuprin street 1/3, Penza city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100 %***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Molkov Alexander Alexandrovich – the Chairman of the Board of directors
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Baev Andrey Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Board of directors
Year of birth: ***1980***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chistyakova Nataliya Evgenievna – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Metelkin Sergey Nikolaevich – General Director
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile")***
Location: ***K.Ivanov street 83, Cheboksary town***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Bakunin Mikhail Petrovich – the Chairman of the Board of directors
Year of birth: ***1980***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – – member of the Board of directors
Year of birth: ***1959***
Share in the issuer's charter capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zaraiskyi Victor Yakovlevich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,009832%***
Share of the issuer's ordinary stock belonging to the person: ***0,01138219%***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Dubinin Vladimir Ilyich – General Director
Year of birth: ***1955***
Share in the issuer's charter capital: ***0,000861%***

Share of the issuer's ordinary stock belonging to the person: ***0,000065%***

9. Full and abbreviated brand name: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz")***
Location: ***Chaadaev street 2, Nizhny Novgorod, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***local telephone communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Ketkov Alexander Yulievich – the Chairman of the Supervisory council
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Supervisory council
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Supervisory council
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director

Year of birth: ***1957***
Share in the issuer's charter capital: ***0,000961%***
Share of the issuer's ordinary stock belonging to the person: ***0,001221%***

10. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice")***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***80%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – the Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Loskutov Alexander Vasilievich – member of the Board of directors
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Board of directors
Year of birth: ***1968***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix")***
Location: ***Tereshkova street 10, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***73,6%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***73,6%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***Internet and data transfer network services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Grechushchev Nikolai Fedorovich – the Chairman of the Board of directors
Year of birth: ***1948***
Share in the issuer's charter capital: ***0,011928%***
Share of the issuer's ordinary stock belonging to the person: ***0,01268%***

Pilipteev Vyacheslav Ivanovich – member of the Board of directors
Year of birth: ***1952***
Share in the issuer's charter capital: ***0,000111%***
Share of the issuer's ordinary stock belonging to the person: ***0,000148%***

Zakharov Andrey Sergeevich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fetisova Julia Alexandrovna – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Popova Elena Nikolaevna – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Momotenko Nikolai Petrovich – General Director
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM")***
Location: ***Goncharov street 52, Ulyanovsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***60%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Maslennikov Yuri Vasilievich – member of the Board of directors
Year of birth: ***1950***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

13. Full and abbreviated brand name: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM")***
Location: ***Volodarsky street 11, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***51%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – the Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – the Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***

Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Savunova Galina Anatolievna – member of the Management board
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

14. Full and abbreviated brand name: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T")***
Location: ***Lomzhinskaya street 20A, Kazan city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Dominant participation in the charter capital***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50% + 1 ordinary share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50% + 1 share***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***GSM and DAMPS cellular communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – the Chairman of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Belobokov Andrey Yakovlevich – deputy to the Chairman of the Board of directors
Year of birth: ***1958***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors

Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vlasov Alexander Vladimirovich – member of the Board of directors
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kuzmin Igor Valerievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Omelchenko Sergey Valerievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nigmatullin Rustam Kamilievich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ufimkin Anatolyi Yakovlevich – member of the Board of directors
Year of birth: ***1951***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shaidulin Lenart Zaineevich – member of the Board of directors
Year of birth: ***1943***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Minnikhanov Kamil Mukhamedovich – General Director
Year of birth: ***1964***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

15. Full and abbreviated brand name: ***Closed Joint Stock Company "Narodnyi Telephone Saratov" (CJSC "NTS")***
Location: ***Kiselev street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds over 20% of the Company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50% + 1 preferred (voting) share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Korolkov Oleg Animpadistovich – the Chairman of the Board of directors
Year of birth: ***1941***
Share in the issuer's charter capital: ***0,102592%***
Share of the issuer's ordinary stock belonging to the person: ***0,123586%***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Budantsev Oleg Yurievich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Gavrilov Alexey Alexandrovich – member of the Board of directors
Year of birth: ***1978***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Kalinin Andrey Evgenievich – General Director
Year of birth: ***1955***
Share in the issuer's charter capital: ***0,001106%***
Share of the issuer's ordinary stock belonging to the person: ***0,000001%***

16. Full and abbreviated brand name: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone")***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***wireless communication services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".

Basing on item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

Konkova Lyudmila Alexandrovna – the Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,000276%***
Share of the issuer's ordinary stock belonging to the person: ***0,00028%***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors

Year of birth: ***1962***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Shuleshov Nikolai Mikhailovich – General Director
Year of birth: ***1949***
Share in the issuer's charter capital: ***0,002603%***
Share of the issuer's ordinary stock belonging to the person: ***0,000421%***

17. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank")***
Location: ***Lenin street 6, Izhevsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***41,73%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***0,001919%***
Core activity type description: ***banking activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Klishin Vitalyi Mikhailovich – the Chairman of the Board of directors
Year of birth: ***1974***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapeluyshnikov Igor Isaakovich – member of the Board of directors
Year of birth: ***1946***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yudin Andrey Nikolaevich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – the Chairman of the Management board
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich – member of collegial executive body
Year of birth: ***1951***
Share in the issuer's charter capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malykh Irina Vitalievna – member of collegial executive body
Year of birth: ***1957***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Fariseev Valeryi Mikhailovich – the Chairman of the Bank
Year of birth: ***1954***
Share in the issuer's charter capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

18. Full and abbreviated brand name: ***Closed Joint Stock Company "Samara Telecom" (CJSC "Samara Telecom")***
Location: ***Polevaya street 43, Samara city***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: *27,8%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *27,8%*
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***local telephone communication services provision***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – Chairman of the Board of directors

Year of birth: ***1969***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernikov Vitalyi Vasilievich – member of the Board of directors
Year of birth: ***1966***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedichev Valeryi Vladimirovich – member of the Board of directors
Year of birth: ***1961***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Andrey Borisovich – member of the Board of directors
Year of birth: ***1964***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Tareeva Larisa Valerievna – member of the Board of directors
Year of birth: *1977*
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Mezin Dmitry Alexeevich – General Director
Year of birth: ***1970***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

19. Full and abbreviated brand name: ***Closed Joint Stock Company "Ericsson svyaz" (CJSC "Ericsson svyaz")***
Location: ***Gagarin Avenue 37, Nizhny Novgorod***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds over 20% of the Company's voting shares
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: *24%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***24%***

The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***export-import operations, consulting and services***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

At present the Company does not carry on business.

20. Full and abbreviated brand name: ***Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta")***
Location: ***Chavaina boulevard 11 a, Ioshkar Ola town***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds over 20% of the Company's voting shares***
The size of the issuer's participation share in the charter capital of subsidiary and/or associated company: ***20,86%***
The size of participation share of subsidiary and/or associated company in the issuer's charter capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activity type description: ***agricultural activity***
The importance of the company for the issuer's activity: ***Obtaining of additional profit and development of new types of activity***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer's charter capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3.6. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.6 1. Fixed assets (property, plant and equipment)

Fixed assets (property, plant and equipment) for the last accomplished fiscal year and also for the reporting quarter:

Fixed assets (property, plant and equipment) at 31.12.2006:

№	Description of fixed assets)property, plant and equipment) group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Land plots	*10 030 603*	-

2.	Buildings	*3 839 487 609*	*895 705 644*
3.	Constructions and transfer mechanisms	*14 537 318 917*	*5 334 097 740*
4.	Machinery and equipment	*21 014 427 751*	*9 319 077 624*
5.	Transportation	*485 808 664*	*358 520 781*
6.	Computers and office appliances	*2 325 176 388*	*1 194 583 264*
7.	Housing stock	*37 549 509*	-
8.	Miscellaneous	*509 481 766*	*315 016 867*
	TOTAL:	**42 759 281 207**	**17 417 001 920**

Fixed assets (property, plant and equipment) at 31.03.2007:

№	Description of fixed assets)property, plant and equipment) group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Land plots	*8 316 853*	-
2.	Buildings	*3 848 298 913*	*912 661 775*
3.	Constructions and transfer mechanisms	*14 646 700 968*	*5 510 647 016*
4.	Machinery and equipment	*21 243 138 319*	*9 763 689 947*
5.	Transportation	*477 395 931*	*360 253 962*
6.	Transportation	*2 328 964 185*	*1 317 974 941*
7.	Housing stock	*37 476 228*	-
8.	Miscellaneous	*515 778 484*	*326 997 175*
	TOTAL:	**43 106 069 881**	**18 192 224 816**

Information about the method of calculation of depreciation deductions by groups of fixed assets (property, plant and equipment):

The method of calculation of depreciation deductions by groups of fixed assets (property, plant and equipment) – straight line.

Results of the latest revaluation of fixed assets (property, plant and equipment) and of fixed assets (property, plant and equipment) leased for long-term period conducted during the last 5 accomplished fiscal years:

During the last five accomplished fiscal years fixed assets (property, plant and equipment) and fixed assets (property, plant and equipment) leased for long-term period were not revaluated.

Plans of acquisition, replacement, retirement of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value and of other fixed assets (property, plant and equipment) at the issuer's discretion:

The issuer is not planning to make essential changes in the structure of fixed assets (property, plant and equipment), and the issuer has no plans of acquisition, replacement, retirement of objects of fixed assets (property, plant and equipment) the cost of which is 10 and more percent of the issuer's fixed assets (property, plant and equipment) value.

Data on all facts of the charge of the issuer's fixed assets (property, plant and equipment):

The facts of fixed assets (property, plant and equipment) charge as of the end of the last accomplished reporting period (at 31.12.2006):

Nature of charge - ***pledge of property as security of credit agreements.***

Number, date of fixed assets (property, plant and equipment) pledge contract	Amount of pledge, RUR	Purpose of pledge	Date of pledge occurrence	Contract validity term
No number of 24.04.2004	*19 489 910*	*credit*	*24.04.2004*	*30.03.2007*
№ 060/615 of 17.12.2004	*805 000 000*	*credit*	*17.12.2004*	*17.12.2007*
№ 060/246 of 22.09.2006	*920 001 167*	*credit*	*22.09.2006*	*22.09.2008*
№ 199 of 24.10.2006	*643 802 538*	*credit*	*24.10.2006*	*24.10.2008*
№198 of 24.10.2006	*716 626 258*	*credit*	*24.10.2006*	*24.10.2011*
TOTAL, RUR:	**3 104 919 873**			

The facts of fixed assets (property, plant and equipment) charge as of the end of the last accomplished reporting period (At March 31, 2007):

Nature of charge - ***pledge of property as security of credit agreements.***

Number, date of fixed assets (property, plant and equipment) pledge contract	Amount of pledge, RUR	Purpose of pledge	Date of pledge occurrence	Contract validity term
№121-07 of 16.03.2007	*329 287 571*	*credit*	*16.03.2007*	*31.12.2011*
№ 060/615 of 17.12.2004	*805 000 000*	*credit*	*17.12.2004*	*17.12.2007*
№ 060/246 of 22.09.2006	*920 001 167*	*credit*	*22.09.2006*	*22.09.2008*
№ 199 of 24.10.2006	*643 802 538*	*credit*	*24.10.2006*	*24.10.2008*
№198 of 24.10.2006	*716 626 258*	*credit*	*24.10.2006*	*24.10.2011*
TOTAL, RUR:	**3 414 717 534**			

IV. Data on the issuer's financial and economic activities

4.1. Results of the issuer's financial and economic activities

4.1.1. Profit and losses

Performances characterizing revenue position and red ink of the issuer for the last 5 accomplished fiscal years and also for the reporting period:

Behavior of performances characterizing the issuer's revenue position and red ink.

Performance description	Accounting treatment	2002**	2003	2004	2005	2006	Quarter 1 of 2007
Proceeds, RUR thousand	Total amount of proceeds from the sale of commodities, products, works and services	*10 967 595*	*14 677 305*	*18 604 604*	*21 348 394*	*21 691 242*	*6 021 422*
Gross profit, RUR thousand	Proceeds – prime cost of sold commodities, products, works and services (except for business and administrative expenses)	*3 170 965*	*4 206 154*	*5 340 467*	*6 015 343*	*4 741 484*	*1 572 180*
Net profit (undistributed profit (uncovered loss), RUR thousand	Net profit (loss) of the reporting period	*1 471 951*	*2 009 438*	*2 056 268*	*2 261 360*	*2 453 588*	*818 374*
Return on equity, %	(Net profit)/(capital and reserves – target financing and receipts + deferred revenue – treasury stock) x 100	*12,6%*	*15,3%*	*13,9%*	*13,7%*	*14,07%*	*4,36%*
Return on assets, %	(Net profit)/(balance-sheet assets) x 100	*3%*	*10%*	*7%*	*7%*	*7,22%*	*2,27%*
Net profit ratio, %	(Net profit)/ (proceeds) x 100	*13%*	*14%*	*11%*	*10,6%*	*11,31%*	*13,59%*
Product (sales) profitability, %	(Sales profit)/ (proceeds) x 100	*29%*	*29%*	*29%*	*28,2%*	*21,86%*	*26,11%*
Turnover of capital	((Proceeds)/(Balance sheet assets – current liabilities)	*0,88*	*0,90*	*0,92*	*0,84*	*0,79*	*0,20*
Uncovered loss amount at the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	None	None	None	None	None	None
Ratio of uncovered loss at the reporting date to the balance-sheet total	(Amount of uncovered loss at the reporting date)/(Book value of assets)	*0*	*0*	*0*	*0*	*0*	*0*

* Performances of back-up entity for the period from 01.01.2002 till 31.12.2002 and of affiliated entities for the period from the date of reorganization till 31.12.2002 obtained by line-by-line summation.

Considerable growth of absolute performances in 2002 was caused by affiliation of regional communication operators of the Volga Federal district to the issuer.

Steady growth of proceeds and profit is observed during the entire period which is mainly connected with the increase in the volume of provided traditional services and the development of new services. For example, in 2004 proceeds grew by 26,76% vs. 2003, and by 14,74% in 2005 vs. 2004. Growth retardation of proceeds and profit in 2006 vs. 2005 was connected with the change of the issuer's business environment caused by liberalization of long-distance communication market.

In 2004 gross profit grew by 26,97% vs. 2003 and by 12,64% in 2005 vs. 2004.

The growth of the issuer's capital turnover has been observed since 2002. Due to active investment policy of the issuer in 2003-2006, a slight reduction of this performance is observed which is caused by the growth of the issuer's capital. So, in 2006 the issuer's assets grew by 14%, and the proceeds only by 1,6%.

The issuer's active investment policy also caused a slight reduction of performances of return on assets in 2004-2005 and maintaining this performance at the same level in 2006.

A slight reduction of sales profitability is caused by the growth of amortization deductions on non-current assets which during this period grew faster than the profit.

Thus, as of the last reporting date OJSC "VolgaTelecom" revenue position is at sufficiently high level. The issuer does not have losses.

The opinions of the issuer's management bodies in regard to the above mentioned reasons and the degree of their impact on the performances of financial and economic activities coincide.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works and services and of profit (losses) of the issuer from core activity

In 2006 the issuer's proceeds amounted to RUR 21 691 242 million, with the gain of RUR 342,8 million vs. 2005 and growth rate of 101,6%.
The gain of proceeds for 2002 vs. 2001 amounted to 542,9% (RUR 9 261 million).

The gain of gross profit - 428,4% (+ RUR 2 570,9 million), in the first place the increase in performances occurred due to affiliation of 10 regional enterprises of the Volga Federal district, to the increase in the number of provided services and to the increase in their cost.

The gain of proceeds for 2003 vs. 2002 (after consolidation) amounted to 33,8% (RUR 3 709,7 million).

The gain of gross profit - 32,6% (+ RUR 1035,2 million), in the first place the increase in performances occurred due to the increase in the number of provided services.

The gain of proceeds for 2004 vs. 2003 amounted to 26,75% (RUR 3 927,3 million).

The gain of gross profit - 27% (+ RUR 1134,3 million), in the first place the increase in performances occurred due to the increase in the number of provided services.

In 2005 communication services revenues grew by RUR 2 616 393 million and amounted to RUR 20 787 642 thousand (97,4% of the total proceeds), the growth rate - 114,4%.

In 2006 communication services revenues reduced by RUR 420,7 million and amounted to RUR 20 367 thousand (93,9% of the total proceeds).

The largest share in revenue structure falls on local telephone communication services revenues - 50,9% or RUR 10 360,8 million, revenues from intrazonal telephone communication - 17,5% or RUR 3 573,6 million, and revenues from connection and traffic transit services - 16,5% or RUR 3 362,6 million. Revenues generated by new technologies-based communication services grew by 43,8% and amounted to RUR 2 164,1 million.

Reduction of revenues due to the change of conditions of providing DLD and ILD services amounted to RUR 4 020 million (in 2005 prices).

Growth rate of communication services revenues exclusively of DLD and ILD revenues amounted to 121,5%.

Revenues from local telephone communication services still occupy a considerable share in the Company's revenue structure - 50,9% or RUR 10 360,8 million in 2006. Growth rate vs. 2005 was 105,1%. Major share of revenues from local telephone communication services is with the services of urban telephone network.

Many factors affect generation of revenues from local telephone communication. Year after year it becomes more difficult to ensure the gain of revenues from local telephone communication under conditions of traditional communication services market saturation. In 2006 the gain of revenues amounted to RUR 500,5 million which is more than three times smaller than in 2005. The major source of revenues gain is current payments revenues – RUR 1351,1 million.

One of strategic trends as regards the increase in revenue position and successful development of OJSC "VolgaTelecom" is the development of new communication services. At 2006-end the revenues from new technologies-based communication services amounted to RUR 2 164,1 million or 10,6% of the total amount of revenues from communication services in 2006. Revenues gain – RUR 659,6 million or 43,8% vs. 2005.

In 2006 the revenues from services of Internet access via leased lines amounted to RUR 1 084,6 million with the gain of RUR 538,5 million vs. 2005 revenues (81,6% of gain of revenues from new technologies-based communication services), including revenues of RUR 511,6 million from xDSL-based services. The major factor allowing for ensuring dynamic development of Internet wideband access services is the expansion of volumes of provided services.

The opinions of the issuer's management bodies in regard to the above mentioned factors and the degree of their impact on performances of financial and economic activities coincide.

The Company's proceeds for quarter 1 of 2007 amounted to RUR 6 021 million, the gain vs. the relevant period of 2006 – RUR 988,3 million or 19,6%.

Revenues from communication services amounted to RUR 5 693,6 million (growth rate – 119,1%), sales profit – RUR 1 572,2 million (growth rate – 113,2%).

In proceeds structure the major share falls on revenues from local communication services – RUR 2 757,8 million (growth rate – 106%) or 45,8% of proceeds. Revenues from connection and t5raffic transit services amounted to RUR 875,9 million (growth rate 108,6%) or 14,6% of proceeds amount. Revenues from high-tech communication services amounted to RUR 704,9 million (growth rate – 147,3%), including RUR 601,5 million from Internet access services (growth rate – 146,9%).

Pretax earnings grew to RUR 1 128,5 million (growth rate – 100,5%). At quarter 1 of 2007 end OJSC "VolgaTelecom" net profit amounted to RUR 818,4 million.

Primary influence on the amount of profit and proceeds:

- expansion of the range of provided communication services, including intensive development of new communication services;

- changes of legislation effective since January 2006; these changes had material effect on financial result of the Company's operation. Demonopolization of long-distance communication market, change of settlement procedure with operators and coming into force of CPP system since 01.07.2006 had the effect on the issuer's revenues and profit.

4.2. The issuer's liquidity, adequacy of the issuer's capital and current assets

Indicators characterizing the issuer's liquidity:

Indicator's description	Recommended accounting treatment	Indicator's value in the reporting period				
		2002	2003	2004	2005	2006
Own working capital, RUR thousand	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	*-1 653 281*	*-4 866 949*	*-9 434 218*	*-10 824 423*	*-13 651 664*
Fixed asset index	Non-current assets + Long-term accounts receivable / Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues)	*1,14*	*1,37*	*1,64*	*1,63*	*1,74*
Current assets/current liabilities ratio	Current assets - Long-term accounts receivable / Short-term liabilities (exclusive of Unearned Revenues)	*0,7*	*0,7*	*0,5*	*0,7*	*0,6*
Quick ratio	(Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	*0,4*	*0,4*	*0,2*	*0,5*	*0,5*
Ratio of proprietary funds autonomy	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues) / (Non-current assets + Current assets)	*0,75*	*0,62*	*0,52*	*0,52*	*0,51*

** The methods recommended by Russia's FFMS were used for calculation of indicators.*

Indicator's description	Accounting treatment	Quarter 1 of 2006	Quarter 1 of 2007
Own working capital, RUR thousand	Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues – Non-current assets – Long-term accounts receivable	*-10 273 830*	*-12 594 813*
Fixed asset index	(Non-current assets + Long-term accounts receivable) / (Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned Revenues)	*1,59*	*1,66*
Current assets/current liabilities ratio	(Current assets - Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	*0,76*	*0,75*
Quick ratio	(Current assets – Inventories – VAT on acquired values – Long-term accounts receivable) / (Short-term liabilities (exclusive of Unearned Revenues))	*0,54*	*0,56*
Ratio of proprietary funds autonomy	(Capital and contingency reserve provisions (net of treasury stocks redeemed from shareholders) – Target financing and receipts + Unearned	*0,55*	*0,53*

	Revenues) / (Non-current assets + Current assets)		

Scarcity of the issuer's own working capital formed due to the growth of investment expenditures reflects the general situation in subsidiary companies of OJSC "Svyazinvest" holding and speaks to the fact that long-term investments made by the issuer are to a certain degree financed for account of short-term borrowings. In addition, the Company's financial policy is to raise the funds with longer term to maturity.

For all the period under analysis the result of the issuer's operating activity is always positive and this testifies to the fact that the issuer's current activity is financed from own resources.

Negative indicator of own working capital at 2002, 2003, 2004, 2005, 2006 and quarter 1 of 2007 end is due to the financing of capital investments at the expense of borrowed funds.

It should be noted that in 2006 weighted average rate of interest of borrowed funds reduced by 1,64% per annum.

Negative behavior of indicator own working capital is explained by the fact that during this period the basic goal of the issuer's financial policy is the development of communication facilities of the Volga region. Borrowed funds are defined as one of basic sources of the issuer's investment activity.

The ratio of proprietary funds autonomy is also within the norm (not lower than 0,5-0,6).

Fixed asset index value in 2002, 2003, 2004, 2005, 2006 and in quarter 1 of 2007 was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.

Performance degradation of current assets/current liabilities ratio and quick ratio for 2002-2004, 2006 period is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activity by counterparties' payment by installments. In 2005 and quarter 1 of 2007 a positive behavior of these indexes is observed and it is connected with optimization of the structure of accounts payable as related to the increase in the share of long-term debt and the debt duration.

The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of revenue position and risks, limitations on liquidity being taken into account;

- model building of the Company's liquidity position for medium-term prospect;

- improvement of borrowed capital structure;

- sale of non-core assets.

For 2007 the issuer's management in accordance with the Program of improvement of OJSC "VolgaTelecom" activity efficiency for 2006-2008 elaborated a list of arrangements to improve the issuer's liquidity:

- *diversification of short-term liabilities as related to credits and loans into long-term liabilities;*
- *financing of the issuer's investment activity by attracting outside long-term sources of financing;*
- *optimization of the arrears structure to vendors and contractors (establishment of settlements procedure with optimal distribution of debt load);*
- *analysis of expediency and efficiency of financial investments;*
- *optimization of headcount.*

Description of factors that resulted in the change of indexes by 10 and more percent vs. the prior reporting period:

The growth of scarcity of own working capital is connected with the excess of non-current

assets growth over the growth of capital and contingency reserve provisions which is connected with the growth of the issuer's investment plan. The size of own working capital is an absolute index, that is why its increase is also caused by the expansion of the issuer's activity range (including the affiliation of regional communication operators in 2002), and upon the whole matches the behavior of change of the issuer's balance-sheet total.

Performance degradation of current assets/current liabilities ratio and quick ratio starting since 2002 is connected with outstripping growth rate of accounts payable resulted from the cover of scarcity of the Company's own working capital for financing of investment activity by counterparties' payment by installments.

The opinions of the issuer's management bodies in relation to the mentioned factors and the degree of their influence on the indexes of the issuer's financial and economic activity coincide.

4.3. The size and the structure of the issuer's capital and working capital

4.3.1. The size and the structure of the issuer's capital and working capital

The size of the issuer's charter capital: RUR 1 639 764 970, conforms to constituent documents.

Size and structure of the issuer's capital as per the data of accounting statements for the last five years:

2002:

Item description	Amount, RUR thousand
Charter capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (Charter capital)	-
Operating surplus	*72 832*
Additional capital	*4 139 098*
Undistributed earnings	*5 652 172*
Target financing	-
Issuer's capital total:	**11 503 867**

2003:

Item description	Amount, RUR thousand
Charter capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (Charter capital)	-
Operating surplus	*81 988*

Additional capital	*4 088 227*
Undistributed earnings	*7 144 288*
Target financing	-
Issuer's capital total:	**12 954 268**

2004:

Item description	**Amount, RUR thousand**
Charter capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (Charter capital)	-
Operating surplus	*81 988*
Additional capital	*3 980 430*
Undistributed earnings	*8 890 265*
Target financing	-
Issuer's capital total:	**14 592 448**

2005:

Item description	**Amount, RUR thousand**
Charter capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (Charter capital)	-
Operating surplus	*81 988*
Additional capital	*3 812 947*
Undistributed earnings	*10 764 020*
Target financing	-
Issuer's capital total:	**16 298 720**

2006:

Item description	**Amount, RUR thousand**
Charter capital	*1 639 765*
Total value of the issuer's shares redeemed by the issuer for further re-sale (transfer)	-
The share of the issuer's stock redeemed by the issuer for further re-sale (transfer) of the placed stock (Charter capital)	-

Operating surplus	*81 988*
Additional capital	*3 721 604*
Undistributed earnings	*13 510 085*
Target financing	-
Issuer's capital total:	**18 953 442**

Size and structure of the issuer's working capital as per the data of accounting statement for quarter 1 of 2007:

Item description	**Amount, RUR thousand**
Inventories	*579 158*
VAT for acquired valuables	*471 291*
Accounts receivable	*3 022 368*
Short-term financial investments	*6 871*
Cash assets	*177 234*
Other current assets	*508*
Total working capital:	**4 257 430**

The structure and the size of capital and of working capital of the issuer during the reporting quarter did not undergo material changes.

The sources of working capital financing: ***borrowed loans and bank credits.***

Issuer's policy of working capital financing:

The issuer conducts the policy of working capital financing based on attracting borrowed funds to cover the scarcity of own working capital. Borrowed funds occupy larger portion in the sources of OJSC "VolgaTelecom" working capital financing. The scarcity of own working capital is connected with the Company's investment program financing aimed to win the market and to improve the quality of provided services.

The change of the issuer's investment program affects the change of the policy of working capital financing, this program being made up on the basis of the analysis of the market conjuncture. In the near term the changes in the issuer's investment program are unlikely.

In the issuer's opinion the referenced performances of the size and structure of capital and working capital are acceptable for normal operation of the Company from the point of view of capital and working capital adequacy.

4.3.2. The issuer's financial investments

As of 31.12.2006 the amount of all financial investments of the issuer was RUR 2 151 546 thousand (including long-term investments – RUR 2 141 709 thousand).

As of 31.03.2007 the amount of all financial investments of the issuer is RUR 2 147 769 thousand (including long-term investments – RUR 2 140 898 thousand).

The issuer's financial investments into issuing securities the amount of which makes 10 and more percent of all its financial investments as of the end date of the last fiscal year – 31.12.2006 and as of the end date of the last reporting quarter – 31.03.2007:

1. Type of securities: ***shares***

The issuer's full and abbreviated brand name: ***Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T"***

Location: ***Lomzhinskaya street 20A, Kazan city, The Republic of Tatarstan***

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 1-01-55125-D registered on 11.06.1998 by regional department of Russia's FFMS in the Republic of Tatarstan; № 1-02-55125-D registered on 11.08.2000 by regional department of Russia's FFMS in the Republic of Tatarstan***

The quantity of securities that OJSC "VolgaTelecom" owns: ***3 418 837 pieces***

Total par value of securities that the issuer owns: ***RUR 170 941,85 thousand***

Total par value of securities that the issuer owns: ***RUR 170 941,85 thousand***

Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 473 936 thousand***

The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:

There are no preferred shares in the charter capital of OJSC "TATINCOM-T";

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:

The general annual meeting of OJSC "TATINCOM-T" stockholders held in 2006 passed the resolution not to pay dividends for 2005.

2. Type of securities: ***shares***

The issuer's full and abbreviated brand name: ***Closed Joined Stock Company "Nizhegorodskaya Sotovaya Svyaz", CJSC "NSS"***

Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod***

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies: ***№ 32-1-1535 of 16.06.1997, the Department of Finance of Nizhny Novgorod oblast Administration***

The quantity of securities that OJSC "VolgaTelecom" owns: ***100 000 pieces***

Total par value of securities that the issuer owns: ***RUR 21 629,4 thousand***

Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 651 974 thousand***

The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:

There are no preferred shares in the charter capital of CJSC "Nizhegorodskaya Sotovaya Svyaz";

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:

The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 15.06.06 amounted to RUR 440 per a share. The deadline for dividends payment is before December 31, 2006.

3. Type of securities: ***shares***

The issuer's full and abbreviated brand name: ***Closed Joint Stock Company "Saratov-Mobile", CJSC "Saratov-Mobile"***

Location: ***Kiselev street 40, Saratov city***

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
- ***№ 1-01-80001-P of 29.09.1997, Saratov's regional department of FFMS;***
- ***№ 1-02-80001-P of 16.10.1998, Saratov's regional department of FFMS.***
The quantity of securities that OJSC "VolgaTelecom" owns: ***6 601 452 pieces***
Total par value of securities that the issuer owns: ***RUR 6 601, 5 thousand***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 242 996 thousand***
The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Saratov-Mobile";
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The annual general meeting of CJSC "Saratov-Mobile" shareholders based on the results of 2005 passed the resolution not to pay dividends for 2005.

4. Type of securities: ***shares***
The issuer's full and abbreviated brand name: ***Closed Joint Stock Company "Chuvashiya Mobile", CJSC "Chuvashiya Mobile"***
Location: ***K.Ivanov street 83, Cheboksary town***
State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
- ***№ 15-1-309 of 22.09.1995, Ministry of Finances of Chuvash Republic;***
- ***№ 1-02-50105-K of 23.04.1998, Regional department of FFMS in the Republic of Tatarstan.***
The quantity of securities that OJSC "VolgaTelecom" owns: ***1 672 857 pieces***
Total par value of securities that the issuer owns: ***RUR 1 672,9 thousand***
Total balance-sheet value of the subsidiary company's securities that the issuer owns: ***RUR 272 566 thousand***
The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Chuvashiya Mobile";
The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The annual general meeting of CJSC "Chuvashiya Mobile" shareholders based on the results of 2005 passed the resolution not to pay dividends for 2005.

The issuer does not have financial investments into issuing and non-issuing securities and namely, into notes, certificates or other non-issuing securities and also deposits the amount of which makes 10 and more percent of all its financial investments as of the end date of the relevant reporting period.

Information about established provisions for securities. In case of provisions for securities establishment the size of the provision as of the beginning and as of the end of the last accomplished fiscal year prior to the end date of the last reporting quarter is to be indicated.

As of 31.12.2006 the provision for securities in the amount of RUR 206 thousand was established in the accounting. As of 01.01.2006 the size of the provision for securities amounted to RUR 206 thousand.

As of 31.12.2006 the provision for securities amounted to RUR 206 thousand.

As of 31.03.2007 the provision for securities in the amount of RUR 206 thousand was established in the accounting. As of 01.01.2006 the size of the provision for securities amounted to RUR 216 thousand.

As of 31.03.2007 the provision for securities amounts to RUR 206 thousand.

Financial investments are accounted and presented in the accounting statement in accordance with Accountancy decree "Accounting of financial investments" ПБУ 19/02" and Accountancy decree "Accounting statement of organization" ПБУ 4/99.

4.3.3. The issuer's intangible assets

The issuer's intangible assets at the end date of the last accomplished fiscal year:

At 31.12.2006:

№	Description of intangible assets objects group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Exclusive rights to utility software, data bases	*106 113*	*106 113*
2.	Exclusive rights to trade marks	*76 464*	*14 555*
3.	Other intangible assets	*229 818*	*21 250*
	TOTAL, RUR:	**412 395**	**141 918**

The issuer's intangible assets at the end date of the reporting period:

At 31.03.2007:

№	Description of intangible assets objects group	Initial (replacement) cost, RUR	Accumulated depreciation amount, RUR
1.	Exclusive rights to utility software, data bases	*106 113*	*106 113*
2.	Exclusive rights to trade marks	*76 464*	*16 467*
3.	Other intangible assets	*229 818*	*32 741*
	TOTAL, RUR:	**412 395**	**155 321**

The information on intangible assets is reflected in bookkeeping in accordance with Bookkeeping regulations "Accounting of intangible assets" ПБУ 14/2000", the instructional guidelines on the intangible assets accounting in the companies of "Svyazinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area for the reporting period (2006):

The issuer's policy in science-engineering development area includes the upgrading of outdated and inefficient equipment, development and implementation of acquired innovation

technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activity for account of the issuer's own funds for the reporting period (2006):

The issuer did not incur the expenses for science-engineering activity, including for the purchase of the results of science–engineering development and did not order new products development with outside entities (outsourcing) for account of own funds.

Data on the issuer's provision and obtaining legal protection of major objects of intellectual property:

OJSC "VolgaTelecom" does not have registered objects of intellectual property in IT area.

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations.

For quarter 1 of 2007 OJSC "VolgaTelecom" did not get patents, licenses and certificates for trade marks utilization.

4.5. Analysis of the development trends in the issuer's core activity area

Basic trends of communications industry development since 2002 and basic factors affecting the industry's status:

In 2006 the industry's regulator had material effect on the development of RF telecommunications market. The following changes were introduced into legislation:

- ***New statutory regulations governing telecommunications industry which made changes into the principles of long-distance communication services provision to end-users and also into the principles of interaction of operators when rendering these services came into force since January 1, 2006;***
- ***Amendments to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "CPP – Calling Party Pays" principle – came into force since July 1, 2006;***
- ***Limit prices for connection and traffic transit services, including for local call initiation service for operators occupying essential position in PSTN (Rossvyaznadzor order № 51 of 19.06.2006) were established since July 1, 2006;***
- ***Three tariff plans for local communication services were established (Regulation № 637 of 24.10.2005 came into force since 09.11.2005).***

Telecommunications services market in the Volga Federal district is developing at fast pace as the Russia's market.

As per initial estimates in 2006 the actual volume of telecommunications services in the regions where OJSC "VolgaTelecom" is operating amounted to about RUR 57,0 billion.

The following trends have effect on the development of the region's telecommunications market:

- ***Local communication market:***
  - ***Drop in demand for the service among new clients (actual market saturation) – market stagnation;***
  - ***Tariff rates raising – critical factor of market growth which is directly dependent on the regulator's actions;***
  - ***Improvement of competition with alternative operators in the segment of legal entities and in the segment of new buildings (dwelling-houses and office centers) in large cities;***

- *Mobile substitution of traffic. Improvement of competition with mobile operators resulting in growing churn of existing clients;*
- *Refusal of PBX owners to do non-core business, to keep and maintain private exchanges or they are taken-over by larger market players.*

- *Long-distance communication market (DLD/ILD, zonal communication):*
  - *Shaping of competition at the market;*
  - *Increase in mobile substitution;*
  - *Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).*
- *Mobile communication market:*
  - *Deterioration in demand for the service (actual saturation of market) – market stagnation;*
  - *Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;*
  - *Service growth point – increase in monthly ARPU.*
- *Internet wideband access market:*
  - *Active growth of demand for the service, particularly in "home" market segment;*
  - *Concentration of market in large cities and towns;*
  - *Churn of dial-up access users towards leased channels;*
  - *Reduction in cost of service access and traffic cost;*
  - *Competition tightening (including the emergence of new competitors) at the market between the players and wire technologies of wideband access (ADSL, Ethernet, cable Internet access);*
  - *Emergence and development of wireless technologies of Internet access;*
  - *Development of quality local content generating traffic.*
- *Market of Internet dial-up access:*
  - *Saturation of dial-up access market;*
  - *Stabilization of tariff rates at minimum competitive level;*
  - *Churn of dial-up access users towards leased channels.*
- *Wholesale market (connection and traffic transit services, channel lease, and data transfer services):*
  - *Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;*
  - *Growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transfer.*

Overall assessment of the issuer's operation in the industry:

OJSC "VolgaTelecom" is one of the major players of telecommunications market of the Volga Federal district.

OJSC "VolgaTelecom" branches are located in 11 regions of the district - in Republics of: Mariy-El, Mordoviya, Udmurtiya, and Chuvashiya and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In 2006 the growth of revenues from local telephone communication was 108,1% vs. the relevant period of the past year.

In 2006 the revenues from new technologies-based services amounted to 10,6% (in 2005 – 7,3%) of the total amount of communication services revenues of 2006. The growth rate was 143,5%.

The major emphasis was put on Internet wideband access development. So, in 2006 the Company's customer base of Internet wideband access users grew almost fourfold.

OJSC "VolgaTelecom" revenues from connection and traffic transit services in 2006.


Connection and traffic transit services 17%
Mobile communication 2%
Wire broadcasting 2%
DLD and ILD (zonal) 17%
Radiocommunications , radio broadcasting, TV and satellite communication, 0,9%
Recording communication (Internet including) 11%
Payphones 0,1%
Rural telephone communication 8%
Urban telephone communication 42%

The trends of the Company's core activity development for 2002 – 2006 are detailed below.

2002

With the Company's consolidation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – network upgrading and meeting the demand for OJSC "VolgaTelecom" services.

The policy in regard to traditional communication services is oriented for holding the positions at the market with concurrent increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

At the year end the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time charging system was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in Mordoviya Republic.

The activity of installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function amounted to 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a loss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce general costs of wire broadcasting and increase the revenue position and the quality of operation of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is worked out for each branch of the Company. OJSC "VolgaTelecom" network of on-air broadcasting comprises 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

A number of OJSC "VolgaTelecom" branches operate TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic

and the Republic of Mariy-El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be completed in 2003 and it is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom". One of the main tasks is to strengthen positions at the market of hi-tech types of communication. All branches of OJSC "VolgaTelecom" provide the services of Internet access both on the basis of dial-up technology and via dedicated lines.

At the end of 2002 in the Volga region the number of Internet dial-up access users was about 204 000, 107 000 of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of Internet dial-up access is 52%.

The number of customers for access services via dedicated line is about 1600, which as per OJSC "VolgaTelecom" estimation amounts to 45-50%.

The service of wideband digital access is being actively implemented. At the end of 2002 in OJSC "VolgaTelecom" the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod branch.

IP-telephony is a promising service. The development of IP-telephony service is planned to be carried out in 2 directions:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. The "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

2003

Financial-economic and production performances of OJSC "VolgaTelecom" for 2003 reflect the efficiency of consolidation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

At the year end the Company achieved the scheduled level of revenues and profit. The gain of revenues from rendering telecommunications services for the entire Company amounted to RUR 3 653 541 thousand.

The revenues gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariff rates, and the change of procedure of establishment of tariff rates for local telephone calls for privileged consumer categories (veterans, invalids), generation of revenues from OJSC "Rostelecom" incoming traffic of DLD and ILD communication, and namely:

- *the network development and the increase in long-distance exchange by RUR 1 971 795 thousand or by 54%;*
- *increase in telecommunications services tariff rates – RUR 1 396 762 thousand or 38% of the gain amount, including due to the increase in tariff rates for telecommunications services regulated by the government by RUR 1 028 965 thousand or 28% of the total amount of revenues gain;*
- *the change of accounting treatment for services rendered by OJSC "Rostelecom" by RUR 284 984 thousand or 8% from the total amount of revenues gain.*

The Company's potential shaped after the consolidation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

At January 01, 2004 the total installed capacity of urban and rural telephone exchanges amounted to 4462 thousand numbers.

For the past year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of urban and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the past year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and at the year end it amounted to 14,2%.

The total length of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The length of digital network channels is arranged by SDH (11537,5 thousand channel/km - 88,9%) and PDH (1445,9 thousand channel/km - 11,1%) digital transmission systems.

In the reporting year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in revenues and reduction of operational costs. So in 2003 the activities aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally obsolete exchanges of OP ETK-KS network and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In quarter 4 of 2003 according to the investment plan, in Chuvash Republic branch the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" completed the upgrading of space communication receiving stations of "DMT-1000" type to pass from analog to digital mode - 268 units.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches to broadcast "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first stage of cable TV was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable TV got the capability of high-rate access to the Internet.

The number of cable TV subscribers grew in the branches of Republics of Chuvashiya and Mariy-El. MMDS system is functioning in Samara branch (Syzran and Toliyatti towns). The construction of the first stage of cable TV network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow for drawing new subscribers at the competitive market of Internet access services. The new service introduced by Saratov branch "Internet - free access" became popular and effective.

In 2003 the number of the Internet users is 190 000, out of them the largest part – 50 000 is in Nizhny Novgorod branch. The construction of access nodes on the basis of digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI assured the growth of the number of users of Internet dial-up access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of their available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTComm.RU for connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

Another important trend of activity is the promotion of intelligent network services. If in 2002 the revenue from Intelligent network services of the entire Mega-Regional Company

amounted to about RUR 12 million, then in 2003 it has grown to RUR 94,8 million (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in Udmurtiya Republic and also Penza and Ulyanovsk branches.

In the Republic of Mariy-El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In Udmurtiya Republic branch the services are successfully developed on the basis of intellectual platform "Protey". At present, directory inquiry service "09" of Izhevsk city and of the Republic and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariff rates and codes was put into operation. Service telephone cards in Udmurtiya are the universal instruments of payment both for telephone communication services and for cellular communication and for Internet access.

2004

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for further development. The consolidation of regional carriers in 2002 allowed for establishing competitive company, which holds dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of the Russian Federation. In 2004 the proceeds amounted to RUR 18 605 million which is by RUR 3 928 million or by 26,8% more than for the similar period of the past year.

The Company's major sources of revenues in 2004:

► Revenues from local phone calls amounted to RUR 5665,4 million. At 2004 end the number of local telephone network subscribers was 4 343 000.

► RUR 1 504,1 million of revenues were gained by the Company from providing access to telephone network (access to local telephone network was granted to 335 000 basic phone sets) or on average RUR 4 500 per each installation.

► Revenues gained due to the increase in DLD & ILD exchange connected with the Company's network development. The revenues of this sector amounted to RUR 6 454,7 million. By the year-end the volume of DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.

► Dynamical development of services provided by means of new technologies. In 2004 the share of new services in the total volume of communication services was 5,2%. The revenues amounted to RUR 938,2 million. During the last three years more than RUR 1 348 million were invested into the development of this sector.

► Revenues from connection and traffic transit services amounted to RUR 2 019,8 million. The share of revenues from connected operators in the total volume of communication services grew from 5,5% at 2003 end to 11,1% at 2004 end.

In 2004 at Mega-Regional Company (MRC) "VolgaTelecom" urban telephone networks the construction and putting into operation of the equipment at 82 city's phone exchanges of total installed capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at urban telephone networks. In 2004 the share of digital exchanges in the total capacity of switching equipment at MRC's urban telephone networks increased from 54,86% to 63,42%.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" urban telephone networks increased from 93,2 to 93,6%.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 units with total installed capacity of 3963,73 thousand numbers.

In 2004 the gain of basic phone sets amounted to 215390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand numbers and amounted to 3604,22 thousand numbers.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it amounted to 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64858 numbers were commissioned, at the same time 27856 numbers of obsolete equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 numbers.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 numbers in its branches.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 numbers are in operation in rural settlements. After implementation of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 numbers and by 2004 end it amounted to 148981 numbers or 19,99% of total installed capacity of the switching equipment. The growth per the year was 5,74%.

As of 01.01.05 the total extension of DLD phone channels was 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2%). The gain of the channels length amounted to 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The length of digital network channels is arranged by SDH (16878,4 thousand channel-km - 92,6%) and PDH (1349,8 thousand channel-km - 7,4%) digital transmission systems.

Out of the total channels length the extension over cable transmit lines was 94,4% (18871,4 thousand channel-km), out of these 89,9% (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to upgrade recording communication network.

Phone-telegraph systems were dissolved at trunk line and intrazonal hops (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels were arranged at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intrazonal hops of the branches.

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were arranged in Nizhny Novgorod city.

In Ioshkar Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvash Republic telegraph switching server "Vector-2000" was installed, it comprises switching, channeling equipment and the software designed for organizing the process of transmit, acquisition, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities to change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction amounted to 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting was 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, Udmurtiya Republic and Mordoviya Republic.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

– *100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" accordingly;*

– *"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.*

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Mariy-El (Kozmodemiyansk town), and in Mordoviya Republic (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy-El and in Chuvash Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and in Toliyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and at 2004 end it amounted to 224 000 of potential subscribers. The gain of cable TV subscribers for the year was 18104 subscribers. And as a result as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. More than 8 200 ports were equipped to arrange leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access amounted to about 5 000, the growth rate - 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. At 2004 end in Mega-Regional Company the number of xDSL-based connection points exceeded 4,6 thousand, the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-penetration" characterizing the share of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's Internet dial-up access services increased to 7,8%. This growth was facilitated by the development of "Internet for all" service which is very popular with household.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in Udmurtiya Republic branch VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Mariy-El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65);

- In Udmurtiya Republic (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

In 2004 the Company spent RUR 6964,5 million of capital investments, which is by RUR 2 450,5 million more vs. 2003.

539 618 numbers of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 grew by 24,5%.

GSM cellular communication network was expanded in the branch in the Republic of Mariy-El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-450 equipment.

2652 km of intrazonal transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m^3 of commercial objects were constructed:

- *In Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

In 2004 the expenses for the development of local telephone communication amounted to RUR 4 434,9 million or 63,7% of the total volume of investments. The investments to DLD telephone communication amounted to RUR 754,2 million or 10,8% of the total volume of investments. Investments to mobile communication development amounted to RUR 191,6 million (2,8% of the total volume of investments). RUR 500,6 million or 7,2% were spent for the development of new services and technologies, which is by RUR 84 million more than in 2003.

In 2004 the 1-st stage of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of RUR 261,5 million.

2005

In 2005 OJSC "VolgaTelecom" upon the whole demonstrated positive development trends and not only kept but improved its positions at major segments of telecommunications market of the Volga Federal district.

In 2005 the Company's proceeds amounted to RUR 21 348,4 million which is by RUR 2 743,6 million or by 14,7% more vs. the past year.

In 2005 the Company's major sources of revenues were:

► Local communication services revenues to the amount of RUR 9538,4 million, growth rate of 123% vs. 2004.

► Revenues, gained due to growth of volume of DLD and ILD exchange, despite the reduction of their share in the Company's revenues structure due to reduction of tariff rates and volume of services, amounted to RUR 6 321 million or 29,6% of the Company's revenues.

► Revenues from new technologies-based services, the highest growth rate at the year-end (160,9%), amounted to RUR 1507 million or 7,3% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow. In 2005 RUR 250,8 million were allocated to the development of new services (exclusive of mobile communication).

► At the year-end the revenues from connection and traffic transit services amounted to RUR 2696,7 million with the gain of RUR 474,1 million or 121% vs. 2004. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.

In 2005 capital investments amounted to RUR 5 208,721 million which is by RUR 1 755,8 million less vs. 2004.

Out of capital investments RUR 5 177,78 million or 99,4% were allocated to communication facilities, and RUR 30,941 million or 0,6% to other lines of business. The reduction of investment program vs. 2004 was caused by saturation of market traditional segments and also by additional requirements to economic constituent of investments to reduce the time and increase the rate of return of investments.

For 12 months of 2005 495288 numbers of local telephone network were commissioned which is 100,4% to the schedule. As compared with 2004 the commissioning of capacities in 2005 has reduced by 8%.

Total investments for IT development in order to improve business-processes in the Company and upgrade engineering architecture amounted to RUR 394,2 million.

GSM cellular network in the branch in the Republic of Mariy-El was expanded by 250 000 numbers and in Samara branch by 10 000 numbers on the basis of BS NMT-450 equipment.

In 2005 the following was constructed:

** 1 759 km of intrazonal transmission links,*

** 15 960 DLD channels of automatic trunk exchanges,*

** 14052 m^3 of commercial objects, including:*

- *In Kirov branch – payments-service center;*
- *In the branch in the Republic of Mariy-El – training- prophylactic center;*
- *In Mordoviya Republic branch – reconstruction of building of attended repeater office;*
- *In Nizhny Novgorod branch – ATX building in rural area;*
- *In Ulyanovsk branch – building of communication technical node;*
- *In Udmurtiya Republic branch – ATX building extension in settlement Alnashi.*

As before, the major share of the Company's investment program was the investments into upgrade and expansion of traditional telephony objects. In 2005 the investments into this market segment amounted to RUR 2 803,3 million or 53,5% of the total amount of investments. RUR 992 million or 18,9% of the total investments were allocated to the development of data transfer network and infrastructure (DLD and ILD telephone communication). IT investments amounted to RUR 394,2 million. RUR 239,2 million were invested into mobile communication development.

In 2005 RUR 250,8 million (4,8% of the total investments) were invested into new services development, which is by RUR 84,4 million more vs. 2004.

In 2005 the second stage of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" construction was completed. Within the 2-nd stage the corporate networks of the Company's branches were additionally equipped to comply with the requirements of functionality, security and performance. RUR 102,1 million were invested to realize the 2-nd stage.

2006

With due account for the changes at telecommunications market in 2006 OJSC "VolgaTelecom" upon the whole demonstrated positive development trends and not only kept but improved its positions at strategic segments of telecommunications market of the Volga Federal district.

In 2006 the Company's revenues from communication services amounted to RUR 20 368,2 million (as per operative records) which is by RUR 980,2 million or 4,6% less vs. the past year. This is directly connected only with structural shifts in carriers' revenues caused by the

change since 01.01.2006 of regulatory framework governing the activity of Russian carriers; the right to render DLD and ILD services was transferred to DLD and ILD carriers, and also by the change of interrelations of operators of long-distance, intrazonal and local networks.

In 2006 the Company's major sources of revenues were (as per operative records):

- *Revenues from local communication services amounted to RUR 10362,0 million, the growth rate of 108,6% vs. 2005.*
- *Zonal communication revenues amounted to RUR 3 487,5 million or 17,1% of the Company's revenues.*
- *Revenues from new technologies-based services, the highest growth rate at the year-end (143,6%), amounted to RUR 2164,1 million or 10,6% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow.*
- *At the year-end the revenues from connection and traffic transit services amounted to RUR 3363,3 million with the gain of RUR 666,6 million or 124,7% vs. 2005. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

Assessment of the issuer's activity results compliance with the industry's trends:

Communications industry development matches general positive trends in Russian economy. For the last several years communications industry has been dynamically developing: investments into the industry are growing, new technologies and new services are emerging, the demand for communication services is growing.

The issuer's operation development matches general trends of the industry: the issuer's operation is intended at providing the entire range of telecom services to a wide circle of end-users; there is growth of communication services provision revenues and the share of new services revenues in the total volume of the issuer's revenues is growing.

Forecast in regard to future development of the industry:

In the medium-term the region's telecommunications market will continue rapid growth. It is expected that the market structure will materially change; these changes are connected with rapid growth of demand for wideband access, long-distance communication market stagnation and considerable reallocation of traffic and revenues in favor of mobile communication.

4.5.1. Analysis of factors and conditions affecting the issuer's operation.

Basic factors and conditions affecting the issuer's operation and the results of such operation:

Basic trends of communication services market development in the region, analysis of basic changes of the market in 2006:

- *In cities and towns – regional centers the level of telephone penetration reached the level allowing for speaking about the market saturation.*
- *Income level of rural area residents remained low which negatively affected the volume of demand for communication services.*
- *There was further growth of subscribers' base of cellular and alternative operators.*
- *Internet wideband access services market was rapidly growing.*

In 2006 the basic factors affecting the issuer's activities are:

- *Coming into effect since 01.01.2006 of new regulatory documents in communications industry and the change of mutual settlements system with OJSC "Rostelecom",*
- *Saturation of traditional telephony services market in a number of regions where OJSC "VolgaTelecom" provides communication services.*

Behavior of revenues growth in basic industries is provided in the table (as per operative records):

	Behavior of revenues growth 2006/2005 (%)
Local communication	*109%*
Internet and data transfer networks	*139%*
Wireless and cellular communication	*118%*
Connected operators	*125%*
Other	*102%*

4.5.2. The issuer's competitors.

The issuer's principal competitors in core activities and the factors of the issuer's competitive capacity:

With the course of time the competitors' market positions become stronger and it is particularly obvious at new services market. Along with a large number of regional alternative operators there are such large federal players as "Golden Telecom", OJSC "Comstar" and regional company "Air Telecom" at the markets.

The issuer's operation may be affected by:

- *Emergence of new large players at promising market of new services;*
- *Attack of regional markets by metropolitan carriers having high investment capital;*
- *Takeover of small players of telecommunications market by way of their purchase;*
- *Active build up of alternative modern infrastructure of telecommunications market;*
- *Improvement of price competition of telecommunications market players;*
- *Active development by competitors of fiber-optic and wireless technologies of Internet access;*
- *Expansion of mobile communication network cover area and mobile substitution of traffic and links.*

Taking into account the RF Government strategic objectives intended to demonopolize communications market, the probability of occurrence of the above risks is high. So, according to law "On communication" OJSC "VolgaTelecom" should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with "VolgaTelecom" owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features "copper" infrastructure of OJSC "VolgaTelecom"), and on its basis they make package offers of communication services taking into consideration the clients' requirements.

Despite high level of competition OJSC "VolgaTelecom" maintains high share of market of traditional communication services.

OJSC "VolgaTelecom" share, with due account for cellular communication, amounts to 44,3% of all the revenues of telecom sector.

The values of the issuer's shares and its competitors for five accomplished fiscal years:

Name	Country of incorporation	Market share, %				
		2002	**2003**	**2004**	**2005**	**2006***
Company-issuer	Russia	*54,5%*	*45,6%*	*42,0%*	*44,5%*	*43,3%*
Competitors	Russia	*45,5%*	*54,4%*	*58,0%*	*55,5%*	*56,7%*

* *Market share was calculated on the basis of operating data.*

The list of factors of the issuer's competitive capacity:

OJSC "VolgaTelecom" competitive advantages are:

- ***Availability of well-developed infrastructure;***
- ***Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;***
- ***Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);***
- ***Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);***
- ***Capability to generate integrated services packages.***

Essential factors that may improve the issuer's operation results:

Basic trends of the issuer's operation for the development of competitive advantages are:

- ***Improvement of organizational effectiveness and the role of marketing in decision making;***
- ***Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;***
- ***Efficient utilization and development of network and infrastructure resources;***

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and competencies of the issuer's management bodies

Full description of the issuer's management bodies structure and their competencies in accordance with the issuer's charter (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Charter the issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competencies as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the issuer's Charter the competencies of General meeting of shareholders cover the following issues that may not be transferred for solution to the Board of directors, the General Director or to the Management board of the issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's Charter capital by the increase in the shares par value, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's Charter capital by placement of additional shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's Charter capital by placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) decrease in the Company's Charter capital by the reduction of the shares par value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by

the retirement of shares acquired or redeemed by the Company, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's statements on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company at the fiscal year-end; the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last reporting date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by the majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of business entities, the resolution is approved by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to more than 25% of earlier placed shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competencies of the issuer's Board of directors (supervisory council) in accordance with its charter (constitutive documents):

In accordance with article 13 of the issuer's Charter the following issues are related to the competencies of the Board of directors:

"13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons/entities having the right to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, amounting to 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, offering price and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of decisions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of required reserve and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including definition of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, preliminary approval of candidates for the position of its head and

release from office of the specified person by the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 0,5 to 25% of the Company's assets book cost defined by the data of its accounting statement as of the last reporting date;

20) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last reporting date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) definition (change) of functional blocks of corporate structure and of basic functions of subdivisions comprising functional blocks of the Company's corporate structure (excluding the structure of branches and representation offices of the Company);

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary approval of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts by the Company's initiative;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, appointment of Management board members, early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other entities;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other entities;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of size or par value of equity share, change of shares quantity or par value of shares belonging to the Company) of the Company in other entities by way of purchase, sale or

other disposal of shares, equity stake and/or fractions of equity stakes, and also by way of making additional contributions into charter capitals of other entities;

35) taking the decisions on the Company's participation in non-profit organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-profit organizations;

36) taking the decisions on the issues referred to the competencies of general meetings of participants of business entities, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) defining the procedure of interaction of the Company with entities and organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competencies of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competencies of the shareholders general meeting and the Company's executive bodies;

42) preliminary approval of involving outside experts for value received to the audit of the Company's activity conducted by the Auditing committee;

Determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

43) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competencies of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

In accordance with article 14 of the issuer's Charter the following issues of the issuer's current activity management are related to the competencies of the Management board:

"14.1. Management board is a collegial executive body organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activity are referred to the competencies of the Company's Management board:

1) Elaboration of proposals on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;

2) Deciding the issues related to the competencies of supreme management bodies of non-profit organizations in which the Company is a single promoter (participant), excluding non-

profit organizations in which the supreme management body is formed without the promoter's (participant's) involvement;

3) Defining staff and social policy of the Company;

4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective bargaining contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the Charter and also the issues initiated in accordance with the Russian Federation legislation and the Company's Charter with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;

Preparation of materials subject to consideration by the committees of the Board of directors;

6) Organizational-technical support of the Company's bodies activity;

7) Defining technical, finance-economic and tariff policy of the Company and the branches;

8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the introduction of accounting of the Company and the branches as per international accounting standards;

9) Defining the methods of planning, budgeting and controlling of the Company and the branches;

10) Defining the policy of ensuring the security of the Company and the branches;

11) Defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) Defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;

13) Preliminary approval of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts on the Company's initiative;

14) Approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be made by the Management board in accordance with the specified contracts;

15) Approval of quarterly budgets of the branches, introduction of modifications into the specified documents;

16) Analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their operation improvement;

17) Approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;

18) Approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of the branches located outside the addresses of the branches locations).

14.5. The Company's Management board also has the right to take decisions on other issues of the Company's current activity management on the instructions of the Company's Board of directors, at the suggestions of the committees of the Company's Board of directors and the Company's General Director."

In accordance with article 15 of the Issuer's Charter the competencies of the General Director cover the issues of management of the Issuer's current activity, excluding the issues related to the competencies of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competencies of the shareholders general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of the authority of the Company's General Director and on cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:
On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom" – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced changes into the Code of corporate governance of OJSC "VolgaTelecom".

The full text of the issuer's Code is posted in the Internet at:
http://www.vt.ru/?id=3547

Data on the changes introduced into the issuer's charter during the reporting period:
During the reporting period there were no changes in the issuer's Charter.

Data on availability of internal documents regulating the issuer's bodies activity:

The issuer's internal documents regulating the activity of its bodies:

Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 26, 2003 (Minutes №3) and the changes into the Provision on the procedure of holding general meeting of shareholders of OJSC "VolgaTelecom" approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), changes and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Provision on the Board of directors of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes and amendments to the Provision on the Board of directors of OJSC "VolgaTelecom" approved by annual general meeting of

shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6).

Provision on the Management board of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes to the Provision on the Management board approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4).

Provision on Auditing committee of OJSC "VolgaTelecom" approved by joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" on March 26, 2003 (Minutes №2) with changes to the Provision on Auditing committee of OJSC "VolgaTelecom" approved by annual general meeting of shareholders of OJSC "VolgaTelecom" on June 22, 2004 (Minutes №4), changes and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Data on the changes introduced during the reporting period into internal documents regulating the activity of the issuer's bodies:

During the reporting period there were no changes in the internal documents regulating the activity of the issuer's bodies.

Full text of the issuer's current Charter and the internal documents of OJSC "VolgaTelecom" regulating the activity of the issuer's bodies, and also approved changes and amendments to them are posted in the Internet at the Company's site at:

http://www.vt.ru/?id=261

http://www.vt.ru/?id=308

http://www.vt.ru/?id=3547

5.2. Information about the persons – members of the issuer's management bodies

Composition of every management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).

The issuer's Board of directors elected by annual general meeting of shareholders on June 26, 2006:

Composition of the issuer's Board of directors:

The Chairman of the Board of directors:

Kuznetsov Sergey Ivanovich

Year of birth: ***1953***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2002 - 2003***

Entity: ***OJSC "Rostelecom"***

Post: ***General Director***

Period: ***2002 - 2003***

Entity: ***OJSC "Rostelecom"***

Post: ***chairman of the Management board***

Period: ***2002 - 2003***
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC "Interfax –Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***General Director***

Period: ***2003 - 2004***
Entity: ***OJSC "North-West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***

Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***Non-commercial partnership "The center of investigation of telecommunications development problems"***
Post: ***member of the council of the partnership***

Period: ***2004 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2004 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***first deputy to the General Director***

Period: ***2006 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***adviser to the General Director***

Period: ***2004 – 2006***
Entity: ***OJSC "Telecominvest"***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***Interregional commercial bank of development of communications and IT (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Sibirtelecom"***

Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – present time***

Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***head of a chair***

Period: ***2002 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***rector***

Period: ***2002 – 2006***
Entity: ***Regional public association "Academy of telecommunications and IT"***
Post: ***president (without pay)***

Period: ***2002 – present time***
Entity: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: ***2004 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – chairman of the Board of directors' Strategic Development Committee)

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bulancha Sergey Anatolievich
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 - 2004***
Entity: ***OJSC "Surguttel"***
Post: ***General Director***

Period: ***2004 – present time***
Entity: ***Federal agency for communications***
Post: ***deputy to CEO***

Period: ***2005 – 2006***
Entity: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – member of the Board of directors' Strategic Development Committee)

Period: ***2006 – present time***
Entity: ***OJSC "MMTC-9"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 - 2002***
Entity: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC "Electrosvyaz" of Kaluga oblast***
Post: ***chairman of the Board of directors***

Period: *2002 - 2002*
Entity: ***OJSC "UdmurtTelecom"***
Post: ***chairman of the Board of directors***

Period: *2002 - 2002*
Entity: ***OJSC "Electrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Entity: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Entity: ***OJSC "Electrosvyaz" of the Republic of Adygei***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Entity: ***OJSC "Electrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2006*
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of Corporate Governance Department***

Period: ***2006 - present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of corporate governance and legal support Department***

Period: ***2002 - present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – chairman of the Board of directors' Corporate Governance Committee and a member of the Board of directors' Staff and Rewards Committee)

Equity stake in the charter capital of the issuer: ***0,00122%***
Equity stake of the issuer's ordinary shares: ***0,00082%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***CJSC "Professional Telecommunications"***
Post: ***General Director***

Period: ***2002 – present time***
Entity: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***CJSC "RadioTel"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC "RadioTel"***
Post: ***chairman of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post***: member of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – chairman of the Board of directors' Committee for audit and a member of the Board of directors' Strategic Development Committee)

Period ***2004 – present time***
Entity: ***OJSC "Tetrasvyaz"***

Post: ***General Director***

Period ***2006 – present time***
Entity: ***OJSC "Tetrasvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Enin Evgenyi Petrovich
Year of birth: ***1958***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***OJSC "Bank "Saint-Petersburg"***
Post: ***deputy to the director of commercial department***

Period: ***2002 – 2002***
Entity: ***OJSC "Bank "Saint-Petersburg"***
Post: ***acting deputy to the chairman of the Management board***

Period: ***2002 – 2003***
Entity: ***CJSC "Renaissance – Capital"***
Post: ***deputy to the General Director***

Period: ***2003 – 2004***
Entity: ***Fund "Institute of equity market and management"***

Post: ***General Director***

Period: ***2004 – 2005***
Entity: ***LLC IC "LenMontazhStroi"***
Post: ***deputy to the General Director***

Period: ***2005 – 2006***
Entity: ***IC "Russian monolit"***
Post: ***General Director***

Period: ***2006 – present time***
Entity: ***Non-Commercial Partnership "Russian institute of Directors"***
Post: ***General Director***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Staff and Rewards Committee and a member of the Board of directors' Committee for audit)

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2002 - 2003***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period: ***2002 - 2003***
Entity: ***non-government pension fund "Rostelecom – Garantiya"***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC "RTK-Leasing"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "RTComm.RU"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC "Interfax –Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Entity: ***OJSC "RTK-Leasing"***

Post: *chairman of the Board of directors*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *General Director*

Period: *2003 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *chairman of the Management board*

Period: *2004 - 2004*
Entity: *OJSC "North-West Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2004*
Entity: *Non-commercial partnership "The center of investigation of telecommunications development problems"*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: ***OJSC "Southern Telecommunication Company"***
Post: ***chairman of the Board of directors***

Period: *2005 – 2006*
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Board of directors***

Period: *2005 – 2006*
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: *2005 – 2006*
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: *2005 – 2006*
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: *2005 – 2006*
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy

procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Morozov Andrey Vladimirovich
Year of birth: ***1978***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***Representation office of international law company "White & Case" in Moscow***
Post: ***Junior jurist***

Period: ***2003 – 2005***
Entity: ***Moscow's representation office of "NCH Advisors, Inc."***
Post: ***Lawyer***

Period: ***2005 – present time***
Entity: ***Moscow's representation office of "NCH Advisors, Inc."***
Post: ***chief of legal sector***

Period: ***2004 – 2005***
Entity: ***OJSC "Arkhangelsk backbone network company"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "Penza power generating company"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "Vyatskaya electrothermal company"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "Smolensk backbone electric networks"***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC "Kostromskaya hydroelectric power plant"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Association for investors rights protection***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***

Post: ***member of the Board of directors***
(since 31.07.2006 to present time – chairman of the Board of directors' Staff and Rewards Committee and a member of the Board of directors' Corporate Governance Committee)

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Strategic Development Committee)

Period: ***2005 – present time***
Entity: ***CJSC "NSS"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2006***
Entity: ***OJSC "Svyazinvest"***

Post: *director of the department of legal support*

Period: *2006 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *executive director – director of the department of legal support*

Period: *2006 – present time*
Entity: *OJSC "Svyazinvest"*
Post: *executive director – director of the Department of corporate governance and legal support*

Period: *2002 – 2002*
Entity: *OJSC "Khantymansiyskokrtelecom"*
Post: *member of the Board of directors*

Period: *2002 – present time*
Entity: *OJSC "MGTS"*
Post: *member of the Board of directors*

Period: *2003 – 2003*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2003 – 2006*
Entity: *OJSC "Central telegraph"*
Post: *member of the Management board*

Period: *2004 – 2005*
Entity: *LLC "Southern-Ural cellular phone"*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2005 – 2006*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Management board*

Period: *2006 – present time*
Entity: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2006 – present time*

Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Staff and Rewards Committee)

Period: ***2006 – present time***
Entity: ***OJSC "Information technologies of communications"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***2002 – 2003***
Entity: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2002 – 2002***
Entity: ***SRO NAUFOR***
Post: ***director of NAUFOR consulting center***

Period: ***2002 - 2002***
Entity: ***OJSC "Novgorodtelecom"***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: *2002 – 2003*
Entity: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: *2002 - 2003*
Entity: ***OJSC "System Operator-Central Dispatch Control of Unified Energy System"***
Post: ***member of the auditing committee***

Period: *2002 – 2003*
Entity: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: *2002 – 2004*
Entity: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: *2002 - 2004*
Entity: ***OJSC "Federal Network Company of Unified Energy System"***
Post: ***member of the auditing committee***

Period: *2003 – 2005*
Entity: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances sector***

Period: *2006 – present time*
Entity: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Corporate Governance Committee and a member of the Board of directors' Strategic Development Committee)

Period: ***2004 – 2005***
Entity: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Entity: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2002 – 2002***
Entity: ***OJSC "Martelcom"***
Post: ***chairman of the Board of directors***

Period: ***2002 – 2004***

Entity: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 – 2004***
Entity: ***OJSC "Lensvayz"***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Corporate Governance Committee and a member of the Board of directors' Committee for audit)

Period: ***2003 – 2006***
Entity: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Period: ***2006 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital and property***

Period: ***2006 – present time***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy

procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Single executive body and also the members of the issuer's collegial executive body:

Members of the issuer's collegial executive body – the Management board:

<u>The Chairman of the Management board:</u>

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Strategic Development Committee)

Period: ***2005 – present time***
Entity: ***CJSC "NSS"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Management board:

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***LLC "Avtozvuk"***
Post: ***deputy to the director for personnel management***

Period: ***2002 – 2003***
Entity: ***CJSC "Sormovskaya confectionery plant"***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chief of the sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***

Entity: ***OJSC "VolgaTelecom"***
Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinform" of Chuvash Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinform" of Mordoviya Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2005***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for capital construction***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***

Post: ***deputy to the General Director of the joint-stock company for capital construction***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ershov Oleg Vladimirovich
Year of birth: ***1977***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***chief of marketing sector***

Period: ***2002 – 2003***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***marketing director***

Period: ***2003 – 2005***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***commercial director***

Period: ***2003 – 2006***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – commercial director***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***CJSC "RTCOM"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ketkov Alexander Yulievich
Year of birth: ***1972***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2002 – 2004***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"*** Post: ***representative of the General Director in the Volga Federal district***

Period: ***2004 – 2005***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district) of a group of advisers of the back office of the General Director***

Period: ***2005 – 2006***
Entity: ***Federal state unitary enterprise "Russia's TV and radiobroadcasting network"***
Post: ***representative of the General Director (the Volga Federal district)***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company – technical director***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***CJSC "Transsvyaz"***
Post: ***chairman of the Supervisory council***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kostin Denis Borisovich
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2006 – 2006***
Entity: ***Limited Liability Company "FinanceInterTrade", Moscow***
Post: ***chief of sector of direct investments***

Period: ***2006 – 2007***
Entity: ***CJSC "INCOR", Moscow***
Post: ***internal auditor***

Period: ***2007 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for corporate development of General directorate Management***

Period: ***2007 – present time***
Entity: ***OJSC "VolgaTelecom"***

Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***

Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Strategic Development Committee)

Period: ***2005 – present time***
Entity: ***CJSC "NSS"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – present time***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***General Director***

Period: ***2003 – present time***

Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Entity: ***CJSC "Orenburg GSM"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC "Ulyanovsk GSM"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 –2005***
Entity: ***OJSC "TATINCOM – T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "TATINCOM – T"***
Post: ***chairman of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC "Saratov Mobile"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2004 – 2004***
Entity: ***LLC "Udmurtskie cellular networks - 450"***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for mobile communication***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company (pluralistically)***

Period: ***2004 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Entity: ***CJSC "RTCOM"***
Post: ***chairman of the Board of directors***

Period: ***2003 – 2004***
Entity: ***CJSC "Narodnyi telephone Saratov"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC "Narodnyi telephone Saratov"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 - 2002***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Entity: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General directorate***

Period: ***2003 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ulyanov Vladimir Vasilievich
Year of birth: ***1951***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2001 -2006***
Entity: ***military unit № 10281***
Post: ***man-at-arms***

Period: ***2006 – 2007***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for security***

Period: ***2007 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director of the joint-stock company for security – director for security and secrecy order***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV № 3 of the branch of OJSC of DLD and ILD "Rostelecom"***
Post: ***director of Area Department TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC "Rostelecom" branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: ***director of general directorate of AC of DLD links – 5***

Period: ***2003 – 2005***
Entity: ***The Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***
(since 31.07.2006 to present time – a member of the Board of directors' Strategic Development Committee)

Period: ***2005 – present time***

Entity: ***CJSC "NSS"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC "Orenburg-GSM"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "TATINCOM-T"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership "Center of investigations of telecommunications development problems"***
Post: ***member of the Partnership's council***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the issuer's Board of directors members:

Wages (RUR): ***0***
Bonus (RUR): ***0***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***0***
Other property provisions (RUR: ***0***
Including:
Remuneration: ***15 987 809***
Other payments: ***0***

Total (RUR): *15 987 809*

The remuneration of the members of the Board of directors for 2006 in accordance with the Provision on the Board of directors amounts to RUR 15 987 809. Member of the Board of directors – Omelchenko S.V. is a staff member of OJSC "VolgaTelecom" and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

Not paid out remuneration for 2006 amounts to RUR 3 094 727.

At 31.03.2006 this amount was not called in by beneficiaries.

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:

The remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 750 000.

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:

The remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 769 239.

Not paid out remuneration for 2006 amounts to RUR 66 521.

At 31.03.2006 this amount was not called in by beneficiaries.

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:

The remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 542 717.

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the members of the Committee for audit with the issuer's Board of directors:

The remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 436 196.

The amount of income of all members of the Board of directors for 2006: ***RUR 18 485 961***

Remunerations not paid out by the issuer to the Board of directors' members for 2006 fiscal year: ***RUR 3 161 248***

Information about arrangements as regards such payments in current fiscal year (2007):

Members of the Company's Board of directors during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;

- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified composition of the Board of directors.

Annual general meeting of shareholders of OJSC "VolgaTelecom" held on June 26, 2006 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and the following resolution was passed:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;

- in the amount of 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment at year 2006-end."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

Information about arrangements as regards such payments to the issuer's Board of directors members in current fiscal year (for quarters 3 and 4 of 2007) will be defined at annual general meeting of shareholders to be held in June 2007.

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the issuer's Management board members:

Wages (RUR): ***8 898 436***
Bonus (RUR): ***16 327 989***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***6 205 507***
Other property provisions (RUR): ***3 226 091***
Remuneration: ***6 336 848***
Other payments: ***0***
Total (RUR): ***40 994 870***

Remuneration to the members of the Management board for 2006 in accordance with the Provision on Management board amounts to RUR 6 336 848. Member of the Management board of OJSV "VolgaTelecom" – Omelchenko S.V. is a member of the issuer's Board of directors. His remuneration as a member of the Board of directors is reflected in outpayments to the Board of directors' members.

The amount of income of all members of the Management board for 2006: ***RUR 40 994 870***

Information about existing arrangements as regards such payments in current fiscal year (2007):

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the decision of the Company's Board of directors in accordance with the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved by the Board of directors on December 22, 2006 (minutes № 14).

The Management board members are entitled to participate in option programs realized by the Company.

5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activity

Full description of the structure of the bodies controlling the issuer's financial-economic activity and their competencies in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC "VolgaTelecom" Charter the control over the Company's financial-economic activity is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders);

Structural subdivision - Department of internal audit performing the functions of internal control;

And also an independent auditor is involved.

"The competencies of the Auditing committee comprise:
- Verification of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of violation of procedures of bookkeeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Verification of compliance with legal regulations during calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;
- Estimate of expediency of financial and economic operations of the Company.
17.2.3. Audit of financial and economic activity of the Company by the Auditing committee is carried out based on the results of the Company's activity for a year.
Audit of financial and economic activity of the Company is carried out also at any time:
On the initiative of the Auditing committee of the Company;
By the resolution of general meeting of shareholders of the Company;
By the decision of the Board of directors of the Company;
Under the requisition of a shareholder (shareholders) of the Company possessing in aggregate at least 10 percent of the Company's voting shares on all the issues of the competencies of the general meeting of shareholders as of the date of the requisition submitting.

17.2.4. Under the requisition of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

17.2.5. The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is established in the Company, independent of the Company's executive bodies. Its activity is supervised directly by the Board of directors of the Company.
The functions of the specified structural sub-division, the due procedure of its activity, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Company's Board of directors.

17.4. To audit and verify the accuracy of annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

17.4.1. An auditor conducts auditing of financial and economic activity of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.

17.4.2. General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.

17.4.3. Audit of the Company's activity should be conducted at any time under the requisition of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized person/entity. If the request is signed by the authorized person/entity, the document confirming his/her power of attorney should be also enclosed."

Department of internal audit is the Company's structural sub-division performing the functions of internal audit.
Internal audit means the activity of preventive and further control of the Company's lines of business; this activity is organized by the Company in the interests of management bodies and is governed by internal documents.
The main objective of the Department of internal audit is to assist to the Company's management bodies to achieve the Company's set goals, to ensure its effective operation using systematic and sequential approach to assessment of efficiency of internal control systems, risk management and corporate governance; to achieve transparency of the Company's economics for shareholders.
The Department of internal audit interacts with the Committee for audit with the Company's Board of directors and with the Company's Auditing committee, and namely:

- On a quarterly basis it provides progress report to the Committee for audit with the Company's Board of directors;

- It notifies the members of the Committee for audit, the Auditing committee of inspection reports and recommendations for elimination of identified drawbacks and violations.

The employees of the Company's Department of internal audit take part in audits conducted by the Company's Auditing committee as involved experts and also as members of auditing committees of subsidiary and associated companies.

The Company's branches established special structural sib-divisions performing the functions of internal control – the services of internal audit. The employees of the services of internal audit of the Company's branches take part in audits conducted by the Auditing committee and by the Company's Department of internal audit as involved experts and also as members of auditing committees of subsidiary and associated companies.

Information about the issuer's internal document laying down the rules on preventing the insider dealings:

The Company's Board of directors by its decision (minutes № 35 of 27.06.2005) approved the Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them; the information is not public information and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities.

The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is posted at the Company's web-site in the Internet at: http://www.vt.ru/?id=3547

5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activity

The members of the Company's Auditing committee

The Auditing committee consists of 4 persons:

Golubitskyi Bogdan Ivanovich
Year of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***OJSC "Svyazinvest"***
Post: ***leading specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2002 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2003 – 2005***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***

Entity: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Organization: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Zubova Tatiana Yurievna
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2003 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***contract labor in the section of methodology of the department of accountancy***

Period: ***2003 – 2004***
Entity: ***OJSC "Svyazinvest"***
Post: ***main specialist of the section of methodology of the department of accountancy***

Period: ***2004 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the head of the section of methodology of the department of accountancy***

Period: ***2005 – 2006***
Entity: ***CJSC "Startcom"***
Post: ***auditor***

Period: ***2005 – 2006***
Entity: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Southern Telecom Company"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC "Nizhegorodskaya Sotovaya Svyaz"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***OJSC "Svyazinvest"***
Post: ***head of the section of methodology of the department of accountancy***

Period: ***2003 – 2005***
Entity: ***OJSC "Svyazinvest"***

Post: ***deputy to the chief accountant***

Period: ***2005 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***CJSC "Vladimir-Teleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 – 2004***
Entity: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***CJSC "MC NTT"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2005***
Entity: ***OJSC "AEROCOM"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC "Rostelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "CenterTelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC "Baikalvestcom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Belyakova Nataliya Yurievna
Year of birth: ***1970***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***CJSC "Best Ceramics", Saint-Petersburg***
Post: ***deputy to the director for finances***

Period: ***2002 – 2003***
Entity: ***CJSC "Manufacturing enterprise Kreps", Saint-Petersburg***
Post: ***CFO***

Period: ***2003 – 2005***
Entity: ***CJSC "Liniya 1", Saint-Petersburg***
Post: ***CFO***

Period: ***2005 – 2006***
Entity: ***LLC "Science-Engineering Center Foton Telecom", Saint-Petersburg***

Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of finances***

Period: ***2006 – present time***
Entity: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

As of 31.03.2007 the Department of internal audit with the General Directorate of OJSC "VolgaTelecom" consists of 5 persons:

Zuikina Tatiana Victorovna
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***Municipal enterprise "Tomskvodokanal"***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***Municipal unitary enterprise "Vodokanal", Nizhny Novgorod city***
Post: ***chief accountant***

Period: ***2004 – 2004***
Entity: ***Ministry of fuel and energy, municipal housing economy department***
Post: ***deputy to the section's head***

Period: ***2004 – 2005***
Entity: ***OJSC Istra's road-building department***
Post: ***deputy to the director for economics***

Period: ***2005 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***OJSC "VolgaTelecom"***
Post: ***main specialist in taxes***

Period: ***2003 – 2005***
Entity: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of internal control methodology section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***

Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

- ***Bryskina Olga Vyacheslavovna***
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Entity: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: ***2003 – 2004***
Entity: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – 2005***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 2-nd category of the section of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the section of internal control of the Department of internal audit***

Period: ***2006 – 2006***

Entity: ***OJSC "VolgaTelecom"***
Post: ***acting head of the section of internal control of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the section of internal control of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nedelina Elena Venediktovna
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2002***
Entity: ***Municipal Enterprise "Vodokanal"***
Post: ***leading accountant for asset accounting***

Period: ***2002 – 2005***
Entity: ***Municipal Enterprise "Vodokanalsbyt"***
Post: ***deputy to chief accountant, chief accountant***

Period: ***2005 – 2006***
Entity: ***Municipal Enterprise "Vodokanal"***
Post: ***chief accountant***

Period: ***2006 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 2-nd category of the section of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC "VolgaTelecom"***

Post: ***specialist of 1-st category of the section of internal control of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***acting head of the section of internal control of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nikulenkova Yuliya Yurievna
Year of birth: ***1971***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2002 – 2006***
Entity: ***administration of judicial department in Nizhny Novgorod oblast***
Post: ***deputy to the head of financial-economic section***

Period: ***2006 – 2006***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 2-nd category of internal control methodology section of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of internal control methodology section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising the issuer's options rights: ***none***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights on options of the issuer's subsidiary or associated company: ***none***

Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activity: ***none***

Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***

Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

- Information about the size of remuneration, perquisites and/or reimbursement of expenses to the bodies controlling the issuer's financial-economic activity for 2006:

  Wages (RUR): ***1 344 421***
  Bonus (RUR): ***853 500***
  Commission charges (RUR): ***0***
  Perquisites (RUR): ***0***
  Reimbursement of expenses (RUR): ***0***
  Other property provisions (RUR): ***0***

  Remuneration (RUR): ***2 880 495***
  Other payments (RUR): ***1 270 405***
  Total (RUR): ***6 348 820***

The amount of income of all the members of the Auditing committee for 2006: RUR 2 880 495. The payments to the members of the Auditing committee in 2006 consist of remuneration defined in accordance with the Provision on the Auditing committee.

- Information about existing arrangements in regard to such payments in current fiscal year (2007):

For the Auditing committee operation (including for holding sessions of the Auditing committee and for the time of conducting audits) the issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's work.

The Auditing committee at the expense of the issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee operation.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their duties execution are paid quarterly remuneration in the amount of RUR 150 000 to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated

by item 8 of the Provision (Provision on the Auditing committee of OJSC "VolgaTelecom"), is paid prorate to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2006: ***RUR 3 468 326.***

The income of the Department of internal audit and control employees consists of income of OJSC "VolgaTelecom" staff employees including wages in the amount of RUR 1 344 421 in accordance with staffing table, bonus in the amount of RUR 853 500 and other income from the issuer in the amount of RUR 1 270 405.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll is indicated, including workers (employees) in the issuer's branches and representation offices, and also the size of wages and benefits-related deductions:

Item description	Reporting period Year 2006	Reporting period Quarter 1 of 2007
Staff on the payroll, men	*42 595*	*37 835*
The share of the issuer's employees, having higher professional education, %	*29,0*	*29,4*
The amount of monetary funds spent for labor remuneration, RUR thousand	*5 794 357,6*	*1 460 143,0*
The amount of monetary funds spent to social welfare, RUR thousand	*151 547,3*	*31 902,9*
Total amount of spent monetary funds, RUR thousand	*5 945 904,9*	*1 492 045,9*

The Company consistently optimizes the headcount. As a result of arrangements in 2006 the average headcount reduced by 8,3% vs. the past year and amounted to 42595 men. In quarter 1 of 2007 the headcount reduced by 15,8% vs. the relevant period of the past year and amounted to 37835 men. The main arrangements of headcount optimization are: transfer of functions of telegrams and other mailing units delivery, premises cleaning to outside entities, liquidation of non-core lines of business, improvement of labor organization and labor rate setting, improvement of structure.

On May 31, 2006 the conference of the Company's labor collective passed the resolution to establish Mega-Regional trade union of OJSC "VolgaTelecom", the conference approved constituent documents and elected working bodies.

5.8. Data on any obligations of the issuer to the employees (workers) related to their capabilities to participate in the issuer's charter (reserve) capital (share fund)

The issuer's obligations relating to the capability of the issuer's employees (workers) to participate in its charter capital:
The issuer has no obligations to the employees (workers) related to their capability to participate in the issuer's charter capital.

Information about granting or possibility of granting of the issuer's options to the issuer's employees (workers): ***The issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons/entities registered in the issuer's shareholders register as of the end date of the reporting quarter: *26 794*
Total number of the nominee holders of the issuer's shares: *23*

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the charter (reserve) capital (share fund) or at least 20% of their common stock

The structure of the issuer's shareholders possessing at least 5% of its charter capital or at least 5% of the issuer's ordinary shares.

1. Full and abbreviated brand names:
Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"
Location: ***Building 2, Pluyshchikha street 55, Moscow, 119121***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) equity stake in the issuer's charter capital: ***38,0035%***
The share of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
The Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***Nikolskyi pereulok 9, Moscow, 103685***

Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75%-1 share***
Size of share of ordinary stock with the issuer's shareholder (participant):
75%-1 share
Size of equity stake in the issuer's charter capital: ***none***
Size of share of the issuer's ordinary stock: ***none***

1.2. Full and abbreviated brand names:
(nominee holder)
Limited Liability Company "Deutsche Bank"
LLC "Deutsche Bank"
Location: ***Shchepkin street 4, Moscow, 129090***
Taxpayer Identification Number: ***7702216772***
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
Size of share of ordinary stock with the issuer's shareholder (participant): ***25%+1 share***
Size of equity stake in the issuer's charter capital: ***0,6437%***
Size of share of the issuer's ordinary stock: ***0,8583%***

Nominee holders in favor of which the issuer's shares amounting to at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:

2. Full and abbreviated brand names:
(nominee holder)
"ING BANK (Eurasia) ZAO" (CLOSED JOINT STOCK COMPANY)
"ING BANK (Eurasia) ZAO"
Location: ***Krasnoproletarskaya street 36, Moscow, 127473***
Contact phone: ***(495) 755-54 00***
Fax :***(495) 755-54 99***
E-mail: **mail@ibimos.ru**

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177-03870-010000 of 13.12.2000 – dealer activity; without limitation of validity term.***
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177-03809-100000 of 13.12.2000 – brokerage activity; without limitation of validity term.***
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177-03728-000100 of 07.12.2000 – depositary activity; without limitation of validity term.***
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***45 669 486 shares***

3. Full and abbreviated brand names:

(nominee holder)

Closed Joint Stock Company "Depositary – Clearing Company"

CJSC "DCC"

Location: ***Structure Б, Shabolovka street 31, Moscow, 115162***

Contact phone: ***(495) 956-09 99; 411-83 38***

Fax: ***(495) 232-68 04; 411-83 37***

E-mail: **dcc@dcc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activity; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-06229-000010 of 07.10.2002 – clearing activity; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***27 127 702 shares***

4. Full and abbreviated brand names:

(Nominee holder)

Non-commercial partnership "National depositary center"

NDC

Location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

Contact phone: ***(495) 223- 63- 92***

Fax: ***(495) 956- 09- 38***

E-mail: **info@ndc.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03431- 000100 of 04.12.2000 – depositary activity; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177- 03437- 000010 of 04.12.2000 – clearing activity; without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***
The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***11 785 417 shares***

6.3. Data on equity stake of the state or municipal formation in the issuer's charter (reserve) capital (share fund), availability of special right ("golden share")

The share of the issuer's charter capital being in state ***(RF subjects)*** property: ***0,0000015%***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion***
Location: ***Sovnarkomovskaya street 13, Nizhny Novgorod city, 603086***

Availability of special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share"):
Special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share") is not stipulated.

6.4. Data on limitations on participation in the issuer's charter (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total par value, and/or of maximum number of votes granted to one shareholder.

According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations of equity stake of foreign entities/persons in the issuer's charter capital.

There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the composition and equity stake of the issuer's stockholders (participants) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock

Composition of the issuer's shareholders (participants) who possessed at least 5% of the issuer's charter capital or at least 5% of the issuer's ordinary stock defined as of the date of the list of persons/entities who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons/entities who had the right to participate in every of such meetings.

On June 25, 2001 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's charter capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of	38,0 %	50,7%

	communication" (OJSC "Svyazinvest")		
2.	**Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –**	**18,5%**	**21,2%**
	nominee holder : RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
3.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder**	**5,0%**	**1,6%**
4.	**ING BANK (EURASIA) ZAO – ING DEPOSITARY – nominee holder:**	**9,0%**	**12,0%**
	- The Bank of New York International Nominees	**9,0%**	**12,0%**

***On November 9, 2001** extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – September 10, 2001.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's charter capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –**	**18,3%**	**21,0%**
	nominee holder : RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
3.	**ING BANK (EURASIA) ZAO – ING DEPOSITARY –**	**9,0%**	**12,0%**
	nominee holder: The Bank of New York International Nominees	**9,0%**	**12,0%**

***On June 28, 2002** annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 9, 2002.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's charter capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company**	**38,0 %**	**50,7%**

	"Investment company of communication" (OJSC "Svyazinvest")		
2.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:**	**10,1%**	**13,0%**
	- "JPMORGAN CHASE BANK"	**8,4%**	**11,1%**
3.	**Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee holder:**	**18,8%**	**21,0%**
	– RED HAND INVESTMENTS LIMITED	**8,4%**	**11,2%**
4.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder**	**8,9%**	**8,1%**

***On February 12, 2003** extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – December 26, 2002.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's charter capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder**	**9,7%**	**7,0%**
3.	**"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder**	**15,0%**	**15,9%**

***On March 26, 2003** joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – January 24, 2003.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's charter capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company**	**10,0%**	**7,3%**

	"Depositary-Clearing Company" (CJSC "DCC") – nominee holder		
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder	14,8%	15,6%

<u>On June 27, 2003</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's charter capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	9,9%	6,6%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	18,4%	18,8%
	- "JPMORGAN CHASE BANK"	5,3%	7,1%

<u>On June 22, 2004</u> annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's charter capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0%	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	8,9%	5,4%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	17,3%	19,8%
	- "JPMORGAN CHASE BANK"	9,1%	12,2%

***On June 28, 2005** annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 10, 2005.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's charter capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0%	50,7%
2.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	8,3%	5,1%
3.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	18,9%	22,3%
	- "JP MORGAN CHASE BANK N.A."	11,5%	15,3%
4.	Lindsell Enterprises Limited	6,2%	1,2%

***On June 26, 2006** annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders – May 7, 2006.*

The list of shareholders who possessed at least 5% of the charter capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's charter capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company "Investment company of communication", (OJSC "Svyazinvest")	38,0%	50,7%
2.	"ING BANK (EURASIA) ZAO" (Closed Joint Stock Company) – nominee holder:	25,5%	21,9%
	- "JPMORGAN CHASE BANK N.A."	12,3%	16,3%
	- "Lindsell Enterprises Limited"	5,8%	0,002%
3.	Closed Joint Stock Company "Depositary-Clearing Company" (CJSC "DCC") – nominee holder	11,9%	7,9%

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, at the reporting quarter end:

	Quarter I of 2007	
	Quantity / RUR (inclusive of VAT)	*Quantity / US$*
Total quantity and the total amount in money terms of related party transactions which were made by the issuer for the reporting period and which required their approval by the issuer's authorized management body.	*12/ 24 048 439,4*	*Were not made*
Total:	*12*	
Quantity and the amount in money terms of related party transactions which were made by the issuer for the reporting period and which were approved by the issuer's shareholders general meeting.	*Were not made*	*Were not made*
Quantity and the amount in money terms of related party transactions which were made by the issuer for the reporting period and which were approved by the issuer's Board of directors.	*12/ 24 048 439,4*	*Were not made*
Quantity and the amount in money terms of related party transactions which were made by the issuer for the reporting period and which required their approval, but were not approved by the issuer's authorized management body, quantity/RUR	*Were not made*	*Were not made*

The issuer did not make related party transactions (groups of interrelated transactions) the price of each is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statement as of the last reporting date prior to the conclusion of the transaction made by the issuer during the reporting quarter.

6.7. Data on the size of the accounts receivable

The data on the total amount of accounts receivable of the issuer with separate indication of the total amount of overdue accounts receivable for the last 5 accomplished fiscal years:

Item description	2002	2003	2004	2005	2006
Accounts receivable, total, (lines 230, 240 of form №1), RUR thousand	*1 117 471*	*1 640 295*	*1 503 063*	*1 784 171*	*2 741 217*
Overdue accounts receivable, RUR thousand	-	-	-	-	-
Allowance for doubtful accounts, RUR thousand *	*266 033*	*462 875*	*1 257 316*	*1 185 612*	*796 411*

** Since 2002 the allowance for doubtful accounts receivable is established by the issuer. The calculation of the allowance is presented in the table.*

As of 31.12.2006 the issuer established the allowance for doubtful accounts receivable in the amount of 796 411 RUR thousand.

There are no debtors which debt amount is at least 10 percent of the total amount of accounts receivable (for each debtor) for the last 5 accomplished fiscal years and as of 31.12.2006.

Item description	Quarter 1 of 2006	Quarter 1 of 2007
Accounts receivable, total (lines 230, 240 of form №1), RUR thousand	*2 398 567*	*3 022 368*
Overdue accounts receivable, RUR thousand	*0*	*0*
Allowance for doubtful accounts, RUR thousand	*1 069 748*	*834 277*

The structure of the issuer's accounts receivable with indication of the date of obligations performance for the last accomplished fiscal year and for the last accomplished reporting period (RUR thousand):

As of 31.12.2006.

Accounts receivable	Payment occurrence date	
	Less than 1 year	More than 1 year
Accounts receivable of buyers and customers, RUR thousand	*1 978 204*	*1 286*
including overdue, RUR thousand	-	*x*
Accounts receivable by bills receivable, RUR thousand	-	-
including overdue, RUR thousand	-	*x*
Accounts receivable of participants (founders) related to the contributions to the charter capital, RUR thousand	-	-
including overdue, RUR thousand	-	*x*
Accounts receivable related to advance payments made, RUR thousand	*136 085*	-
including overdue, RUR thousand	-	*x*
Other accounts receivable, RUR thousand	*618 341*	*7 301*
including overdue, RUR thousand	-	*x*
Total, RUR thousand	*2 732 630*	*8 587*

including overdue, RUR thousand	-	-

As of 31.03.2007.

Accounts receivable	Payment occurrence date	
	Less than 1 year	More than 1 year
Accounts receivable of buyers and customers, RUR thousand	*2 351 803*	*1 004*
including overdue, RUR thousand	–	*X*
Accounts receivable by bills receivable, RUR thousand	–	–
including overdue, RUR thousand	–	*X*
Accounts receivable of participants (founders) related to the contributions to the charter capital, RUR thousand	–	–
including overdue, RUR thousand	–	*X*
Accounts receivable related to advance payments made, RUR thousand	*212 917*	-
including overdue, RUR thousand	–	*X*
Other accounts receivable, RUR thousand	*450 783*	*5 861*
including overdue, RUR thousand	–	*X*
Total, RUR thousand	*3 015 503*	*6 865*
including overdue, RUR thousand	–	*X*

As of 01.04.2007 there are no debtors which debt amount is at least 10 percent of the total amount of accounts receivable (for each debtor).

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

Composition of the issuer's annual accounting statement:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into the annual accounting statement:

- *Balance sheet (form № 1 by OKUD),*
- *Income statement (form № 2 by OKUD),*
- *Statement of changes in shareholders' equity (form № 3 by OKUD),*
- *Cash flow statement (form № 4 by OKUD),*
- *Supplements to balance sheet (form № 5 by OKUD),*
- *Explanatory memorandum to accounting statement.*

The annual accounting statement is subject to mandatory audit and is released with auditor's report attached. The auditor of the accounting statement for 2006 is Limited Liability Company "Ernst & Young". In accordance with the contract's terms and conditions the audit opinion based on the results of conducted audit will be obtained by the issuer in quarter 2 of 2007.

The following documents are attached to the report for quarter 1 of 2007: annual accounting statement (Supplement № 1) and explanatory memorandum to the issuer's accounting statement for 2006 (Supplement № 2).

b) Annual financial statement drawn up in accordance with International Financial Reporting Standards requirements or Generally Accepted Accounting Principles U.S.:

The issuer has no annual accounting statement drawn up in accordance with International Financial Reporting Standards or Generally Accepted Accounting Principles U.S.

7.2. The issuer's quarterly accounting statement for the last accomplished reporting quarter

Composition of the issuer's quarterly accounting statement:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into quarterly accounting statement:

- *Balance sheet (form № 1 by OKUD),*
- *Income statement (form № 2 by OKUD).*

Quarterly accounting statement of the issuer for quarter 1 of 2007 is attached.
Supplement № 3.

b) There is no Issuer's obligation (it is not fixed in constituent documents and adopted accounting policy) to prepare quarterly financial statement drawn up in accordance with International Standards of Financial Reporting or Generally Accepted Accounting Principles U.S.

7.3. The issuer's consolidated accounting statement for the last accomplished fiscal year.

There is no issuer's consolidated accounting statement for 2006 drawn up in accordance with the Russian Federation legislation requirements.

The Company's obligation to draw up consolidated accounting statement is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Provision on bookkeeping and accounting statement in the Russian Federation" of 29.07.1998.

According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice on making and presentation of consolidated accounting statement", a group may not make consolidated accounting statement by the rules stipulated in normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are concurrently observed:

- consolidated accounting statement is drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by the Committee on international financial reporting standards;

- a group should ensure reliability of consolidated accounting statement made on IFRS basis;

- explanatory memorandum to the consolidated accounting statement contains a list of applied requirements of accounting statement, discloses the methods of bookkeeping, including assessments which differ from the rules stipulated by normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance.

The issuer meets all the specified requirements:

1) The issuer prepares consolidated statement in accordance with International Financial Reporting Standards.

2) Consolidated statement is released with auditor's opinion attached.

According to item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice on making and presentation of consolidated accounting statement", "it is reasonable for parent entity to make consolidated accounting statement not later than June 30 of the year following the reporting year, if otherwise is not fixed by the Russian Federation legislation or by the constituent documents of this entity."

The issuer does not prepare its consolidated accounting statement with other legal entities in accordance with the Russian Federation legislation requirements.

The issuer prepares the annual consolidated financial statement in accordance with International Financial Reporting Standards requirements and includes the following documents into it:

- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of flows of shareholders proprietary resources,*
- *Notes.*

Consolidated financial statement in accordance with International Financial Reporting Standards requirements is subject to mandatory audit and is released with auditor's opinion attached.

7.4. Data on the issuer's accounting policy.

In the report for quarter 1 of 2007 the issuer's Accounting policy for the current 2007 fiscal year is disclosed, the specified policy being defined in accordance with the Russian Federation legislation on accounting and approved by the order of CEO.

Supplement № 4

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenues received from export of products (commodities, works, and services), and also the share of such revenues in the issuer's revenues from ordinary activities, the specified share being calculated for each reporting period separately:

The issuer does not export products (commodities, works and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year.

Total cost of real property and the amount of accumulated depreciation as of the date of the last accomplished reporting period:

RUR thousand

Item description	**Amount as of 31.03.2007**
Total cost of real property	*5 072 558*
Amount of accumulated depreciation	*1 130 198*
Depreciated cost	*3 942 360*

During 12 months till to the end date of the reporting quarter – 31.03.2007 the real property owned by the issuer or rented by it on a long-term basis was not evaluated.

There were no material facts affecting the issuer's financial-economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 31.03.2007.

There were no material changes in the composition of the issuer's property after the end date of the last accomplished fiscal year till the end date of the reporting quarter – 31.03.2007, among them there were no acquisition / retirement of the issuer's property the balance cost of which is more than 5% of the issuer's balance-sheet assets.

7.7. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity.

The issuer did not participate in legal processes which could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date of the reporting quarter (RUR):
1 639 764 970

Breakdown of the charter capital by the category of stock:
Ordinary stock (pieces): ***245 969 590***
Total par value (RUR): ***1 229 847 950***
The share in the charter capital: ***75.001477%***

Preferred stock (pieces): ***81 983 404***
Total par value (RUR): ***409 917 020***
The share in the charter capital: ***24.998523%***

A part of the issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of foreign issuers' securities certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside the Russian Federation:
Registered paperless ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).

The share of stock circulating outside the Russian Federation of the total number of stock of the appropriate category (type): ***13,72%***

Name, location of foreign issuer which securities certify the rights in relation to the issuer's shares of the appropriate category (type):
JPMorgan Chase Bank, N.A., 1111 PolarisParkway, Columbus, Ohio 43240

JPMorgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of foreign issuer's securities certifying the rights in relation to the shares of the appropriate category (type):
In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulating at the USA OTC market, and also at Frankfurt stock exchange (FSE), Berlin stock exchange (BerSE), Xetra, and Stuttgart stock exchange (SSE).

The data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:
In accordance with item 2 of Russia's FFMS Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FFMS permission to allow the circulation of Russian issuers' issuing securities outside the Russian Federation in the form of ADRs is not applicable for securities circulating outside the RF in the specified form on the effective date of the Regulation,

accordingly the issuer did not apply earlier for the appropriate permission of Russia's FFMS.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Financial Markets Service of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless stock outside the Russian Federation boarders in the quantity of 65 673 880 shares.

The name of a foreign trading organizer (trading organizers) via which foreign issuer's securities are circulating which certify the rights in relation to the issuer's shares:

At this time there is no foreign trading organizer.

Other data on the circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:

JP Morgan Chase Bank is the Depositary Bank since April 2002.
Additional information on the issuer's Program of American Depositary Receipts is posted at: http://www.adr.com (the ticker of the Company's ADR - VLGAY).

8.1.2. Data on the changes in the size of the issuer's charter (reserve) capital (share fund).

Data on the change in the size of the issuer's charter capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also as of the last reporting date:

Size of the issuer's charter capital, RUR	The structure of the issuer's charter capital	The name of the issuer's management body that made the decision on the change of the charter capital size	The date of drawing up and the number of the minutes of the management body meeting (session) at which the decision on the change of the charter capital size was made	The size of the issuer's charter capital after the change, RUR
At 01.01.2002:				
583 387 500	Ordinary stock: 87 508 200 shares (75% of the charter capital) Preferred stock: 29 169 300 shares (25% of the charter capital)	The Board of directors	July 17, 2002, minutes № 2	RUR 1 639 764 970 *
At 01.01.2003:				
1 639 764 970	Ordinary stock: 87 508 200 shares (75% of the charter capital) Preferred stock: 29 169 300 shares (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed. RUR**
At 01.01.2004:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the charter capital) Preferred stock: 81 983 404 shares (25% of the charter capital)	—	—	The size of the issuer's charter capital was not changed. RUR
At 01.01.2005:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the charter capital) Preferred stock: 81 983 404 shares (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed. RUR

At 01.01.2006:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the charter capital) Preferred stock: 81 983 404 shares (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed. RUR
At 01.01.2007:				
	Ordinary stock: 245 969 590 shares (75% of the charter capital) Preferred stock: 81 983 404 shares (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed. RUR
At 31.03.2007:				
	Ordinary stock: 245 969 590 shares (75% of the charter capital) Preferred stock: 81 983 404 shares (25% of the charter capital)	---	---	The size of the issuer's charter capital was not changed. RUR

** On 25.10.2002 Russia's FFMS registered the decisions on the issues of the Company's ordinary and preferred shares placed by means of converting the shares of joint-stock companies that affiliated to the Company into the Company's shares.*
*** On 24.01.2003 Russia's FFMS registered the reports on the results of the issues of ordinary and preferred shares.*

8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer

The information for the last 5 years and for the reporting quarter on the required reserve, and also on each other fund of the issuer, the specified fund being builtup at the expense of the issuer's net profit:

1) The fund's name: ***required reserve***
Required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the issuer's charter capital.

Reporting period	The size of the fund established by the constituent documents	Fund's size		Amount of transfers to the fund during the reporting period, RUR thousand	The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund's means
		In money terms, RUR thousand	% of the charter capital		
2002	5% of the size of the charter capital	***72 832***	***4,4***	***14 034***	The fund's means were not used
2003		***81 988***	***5***	***9 156***	The fund's means were not used
2004		***81 988***	***5***		The fund's means were not used
2005		***81 988***	***5***		The fund's means were not used
2006		***81 988***	***5***		The fund's means were not used
Quarter 1 of 2007		***81 988***	***5***		The fund's means were not used

During the last five years and in the reporting quarter the issuer did not build up and did not use other funds.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:

"***Notification on holding general meeting of shareholders should be made public at least 30 days prior to the date of its holding.***

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made public at least 50 days prior to its holding.

In case, if the extraordinary General meeting of stockholders is called upon requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

At the specified dates the notice on holding the General meeting of stockholders should be sent to each person/entity indicated in the list of persons/entities entitled to participate in the shareholders general meeting, by a registered letter or delivered to each of the specified persons/entities with receipt acknowledgement, or published in "Rossiiskaya gazeta" newspaper";

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such request:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; requisition of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders upon requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

In preparation of extraordinary shareholders general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of which cannot exceed the quantitative composition of the Board of directors, as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding extraordinary shareholders general meeting.

The request for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The request for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the suggestion about the form of holding shareholders general meeting.

In the case when the request for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders) requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.

The request for convening extraordinary general meeting of shareholders is signed by the person/entity (persons/entities) requiring to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders general meetings held in addition to the annual general meeting are extraordinary. Shareholders general meeting has no right to consider and pass resolutions on the issues which are not referred to its competencies.

The date of holding shareholders general meeting in accordance with the Company's Charter is defined by the Board of directors.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of the request on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of making the decision on its holding by the Company's Board of directors.

Persons/entities entitled to introduce proposals into the agenda of the meeting of the issuer's supreme management body, and also the procedure of introducing such proposals:

Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's bodies of management and control, elected by the shareholders general meeting, and also to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative composition of the appropriate body as established by the Charter. Such proposals should come to the Company in written form with indication of the name of shareholders (shareholder) who made the proposal, number and category (type) of shares they possess and should be signed by the shareholders (shareholder) not later than in 60 days after the fiscal year end.

Persons/entities entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons/entities having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):

- Annual accounting statement, including audit opinion, findings of the Company's Auditing committee based on the results of the annual accounting statement audit;

- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

- Draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

- Drafts of the Company's internal documents, the drafts of other documents, the adoption of which is stipulated by the drafts of shareholders general meeting resolutions; the drafts of resolutions of shareholders general meeting;

- Other information (materials) required for provision in accordance with current legislation, and also other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting included by the Board of directors into the list of information (materials) provided to the shareholders in preparation for holding shareholders general meeting.

Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions passed by the issuer's superior management body and also of voting results:

Resolutions passed by the general shareholders meeting and voting results are disclosed at the shareholders general meeting at which the voting was held, and are brought to the notice of persons/entities included into the list of persons/entities entitled to participate in the general shareholders meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.

8.1.5. Data on business entities in which the issuer possesses at least 5% of the charter (reserve) capital (share fund) or at least 5% of common stock.

The list of business entities in which the issuer possesses at least 5% of the charter (reserve) capital (share fund) or at least 5% of ordinary stock as of the end date of the reporting quarter:

1. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz" (CJSC "NCC"), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

2. Full (abbreviated) name, location: ***Closed Joint Stock Company "RTCOM" (CJSC "RTCOM"), Kosarev street 15, Saransk town***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Shumilov street 20, Cheboksary town***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

4. Full (abbreviated) name, location: ***Limited Liability Company "NIZHEGORODSKIY TELESERVICE" (LLC "NIZHEGORODSKIY TELESERVICE"), Dom Svyazi, M. Gorky square, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

5. Full (abbreviated) name, location: ***Limited Liability Company "VYATKASVYAZSERVICE" (LLC "VYATKASVYAZSERVICE"), Drelevsky street 43/1, Kirov city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

6. Full (abbreviated) name, location: ***Closed Joint Stock Company "Saratov-Mobile" (CJSC "Saratov-Mobile"), Kiselev street 40, Saratov city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), 1/3, Kuprin street 1/3, Penza city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

8. Full (abbreviated) name, location: ***Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), K.Ivanov street 83, Cheboksary town***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz"), Chaadaev street 2, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***80%***
The share of business entity's common stock belonging to the issuer: ***80%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

11. Full (abbreviated) name, location: ***Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Tereshkova street 10, Orenburg city, RF***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***73,6%***
The share of business entity's common stock belonging to the issuer: ***73,6%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

12. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Volodarsky street 11, Orenburg city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***51%***

The share of business entity's common stock belonging to the issuer: ***51%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

13. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Goncharov street 52, Ulyanovsk city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***60%***
The share of business entity's common stock belonging to the issuer: ***60%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

14. Full (abbreviated) name, location: ***Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, RF***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***50% + 1 ordinary share***
The share of business entity's common stock belonging to the issuer: ***50% + 1 share***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company "Narodnyi telephone Saratov" (CJSC "NTS"), Kiselev street 40, Saratov city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***50% + 1 preferred (voting)***
The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***50%***
The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Lenin street 6, Izhevsk city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***41,73%***
The share of business entity's common stock belonging to the issuer: ***41,73%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***0,001439 %***
The share of the issuer's common stock belonging to the business entity: ***0,001919%***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company "Samara Telecom" (CJSC "Samara Telecom"), Polevaya street 43, Samara city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***27,8%***
The share of business entity's common stock belonging to the issuer: ***27,8%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

19. Full (abbreviated) name, location: ***Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek"), Building 2, Nastasiinskyi pereulok 7, Moscow***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***13%***
The share of business entity's common stock belonging to the issuer: ***13%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

20. Full (abbreviated) name, location: ***Closed Joint Stock Company "Ericsson svyaz" (CJSC "Ericsson svyaz"), Gagarin avenue 37, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***24%***
The share of business entity's common stock belonging to the issuer: ***24%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

21. Full (abbreviated) name, location: ***Limited Liability Company "Agrofirm "Reanta" (LLC "Agrofirm "Reanta"), Chavaina boulevard 11a, Ioshkar Ola town***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***20,86%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

22. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company "N.N.-Rossvyazinform" (LLC CPC "N.N.-Rossvyazinform"), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***20%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

23. Full (abbreviated) name, location: ***Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Krasnodonskaya street 68, Samara city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***17%***
The share of business entity's common stock belonging to the issuer: ***17%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

24. Full (abbreviated) name, location: ***Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Tverskaya street 7, Moscow***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***15,69%***
The share of business entity's common stock belonging to the issuer: ***15,69%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

25. Full (abbreviated) name, location: ***Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), 60 years of October avenue 6, Saransk town, Mordoviya Republic, RF***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***14%***
The share of business entity's common stock belonging to the issuer: ***14%***

The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

26. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering Center "Comset" (CJSC SEC "Comset"), Zelenyi avenue 7, Moscow***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***11,09%***
The share of business entity's common stock belonging to the issuer: ***11,09%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

27. Full (abbreviated) name, location: ***Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD"), Suvorov street 1, Pavlovo town of Nizhny Novgorod oblast***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***10,4%***
The share of business entity's common stock belonging to the issuer: ***10,4%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

28. Full (abbreviated) name, location: ***Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Polevaya street 43, Samara city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***10%***
The share of business entity's common stock belonging to the issuer: ***10%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

29. Full (abbreviated) name, location: ***Limited Liability Company "Samara payphone" (LLC "Samara payphone"), Penzenskaya street 68, Samara city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***10%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

30. Full (abbreviated) name, location: ***Closed Joint Stock Company "Startcom" (CJSC "Startcom"), 2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow-49***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***7,4%***
The share of business entity's common stock belonging to the issuer: ***7,4%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

31. Full (abbreviated) name, location: ***Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"), 2-nd Spasonalivkovskyi pereulok 6, B-49, Moscow***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***7,35%***
The share of business entity's common stock belonging to the issuer: ***7,35%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

32. Full (abbreviated) name, location: ***Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Chkalov street 32a, Orenburg city***
The issuer's equity stake in charter (reserve) capital (share fund) of business entity: ***5%***
The share of business entity's common stock belonging to the issuer: ***5%***
The share of the business entity in the issuer's charter (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer for the last 5 accomplished fiscal years:

On October 23, 2002 Joint Stock commercial Savings bank of RF (OJSC) (hereinafter "Creditor") and the issuer (hereinafter "Guarantor") concluded the contract of guarantee; its subject matter is the Guarantor's obligation to be liable to the Creditor for performance by OJSC "RTK-LEASING" (hereinafter "Borrower") of obligations under Credit agreement of opening nonrevolving credit line in the amount of RUR 630 560 000 (six hundred thirty million five hundred sixty thousand) for the period till August 15, 2007 inclusive.

The Guarantor's limit of liability to the Creditor is RUR 815 000 000 (eight hundred fifteen million) or 24,86% of the issuer's balance-sheet assets cost as per the data of accounting statement for the last accomplished reporting period preceding the date of the transaction settlement – quarter 2 of 2002.

The Guarantor is liable to the Creditor jointly with the Borrower for the performance of obligations under the Credit agreement, including obligations of reimbursement of credit, payment of interest, payment for usage of open limit of credit line, payment for resource reservation, cancellation penalty, reimbursement of court and other costs related to debt recovery and other Creditor's losses caused by non-performance or improper performance by the Borrower of its obligations under the Credit agreement.

In case of the Borrower's delay in payment under the Credit agreement the Guarantor is obliged not later than 5 business days since the time of receipt of the Creditor's request in writing to pay the amount overdue by the Borrower inclusive of cancellation penalty as of the date of actual payment of the Borrower's debt under the Credit agreement.

The Creditor has the right for direct debiting of the sum in acquittance of principal debt, of interest, payment for usage of open limit of credit line, payment for resource reservation and cancellation penalty from the Guarantor's settlement accounts in case of the Borrower's non-performance of its obligations under the Credit agreement.

The contract becomes effective since the signature date by the Parties. The contract's validity is terminated after the Borrower has performed all its obligations under the Credit agreement or after the Parties have performed their obligations under the Contract or in other cases stipulated by current legislation.

In accordance with sub-item 19 of item 13.4. of the issuer's Charter the approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is from 0,5 to 25 percent of the issuer's assets balance-sheet value determined as per the data of its accounting statement as of the last reporting date is within the competencies of the Board of directors. The transaction was approved by the issuer's Board of directors on October 23, 2002.

Data on revenue-intensive transactions made by the issuer in the reporting quarter:

In the reporting quarter the issuer did not make related party transactions (groups of interrelated transactions), the value of which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last reporting date preceding the date when the transaction was made.

8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: ***the issuer***
The value of credit rating as of the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: ***"BB –"***.
Outlook ***"Stable"***.
Long-term corporate domestic currency credit rating: ***"BB -"***.
Outlook ***"Stable"***.
National scale "ruAA -".

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

1) International scale:
Long-term corporate foreign currency credit rating: ***"B-"***.
Outlook ***"Stable"***.
Date: ***12.03.2002***
Long-term corporate domestic currency credit rating: ***"B-"***.
Outlook ***"Stable"***.
Date: ***12.03.2002***

2) International scale:
Long-term corporate foreign currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B"***.
Outlook ***"Stable"***.
Date: ***12.02.2003***
National scale:
Long-term credit rating: ***"ruA-"***.
Date: ***13.03.2003***

3) International scale:
Long-term corporate foreign currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+"***.
Outlook ***"Stable"***.
Date: ***15.04.2005***
National scale:
Long-term credit rating: ***"ruA+"***.
Date: ***15.04.2005***

4) International scale:
Long-term corporate foreign currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.
Date: ***27.09.2006***
Long-term corporate domestic currency credit rating: ***"BB-"***.
Outlook ***"Stable"***.

Date: *27.09.2006*
National scale:
Long-term credit rating: *"ruAA –".*
Date: *27.09.2006*

Full and abbreviated brand name, location of entity which assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
7-th floor, business-center "Mokhovaya", building 2 , Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=process.

Other data on credit rating: ***none***

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value as of the end date of the reporting quarter:

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-2 series): "ruA+".

The Bonds of BT-2 series are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (of BT-3 series): "ruA+".

The Bonds of BT-3 series are retired in succession by installments during the following periods

On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),

On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),

On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),

On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-4 series): "ruA+".

The Bonds of BT-4 series are retired in succession by installments during the following periods:

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.09.2011),

On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.03.2012),

On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (04.09.2012),

On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (05.03.2013),

On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (03.09.2013).

The background of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value, the date of assignment (change) of credit rating value:

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA-".
Date: ***13.03.2003***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA+".
Date: ***15.04.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruA+".
Date: ***14.12.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruA+".
Date: ***14.12.2005***

National scale:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruA+".

Date: *10.04.2006*

Full and abbreviated brand name, location of organization having assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process**.

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***certified, bearer***
Type***: interest-bearing***
State registration number of securities issue: ***№ 4-43- 00137-A***
State registration date: ***24.01.2003***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-44- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-45- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Form: ***certified (payable to bearer with obligatory central storage)***
Type***: interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-46- 00137-A***
State registration date: ***06.06.2006***

Accounting treatment - *STANDARD & POOR'S proprietary method:*

"Standard & Poor's" assigns rating only if adequate information is available, on the basis of transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuer's categories and rating type. So, in case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of obligations of both the parties. Upon the receipt of request for a rating the analytical group is established which consists of analysts having knowledge in appropriate industries. The group includes at least one analyst having experience in CIS countries. Primary analyst, who guides the process, is assigned, and he/she is the primary contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial statement for previous periods, forecasts of financial performances and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. So, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the group of analysts holds a management meeting in order to discuss basic factors affecting the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the decision on rating assignment. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. Based on the results of discussion additional information inquiry may be formulated.

Then the primary analyst constructs a detailed analysis presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors affecting the rating, the decision is made on the rating value. Once the decision is made by the rating committee, the primary analyst communicates the rating assigned and also the justification of the specified decision to the issuer. In case if the rating is accepted by the issuer Standard & Poor's discloses it via its own database RatingsDirect, through international and local press agencies and mass media. In respect of each rating a press-release, brief and full justification of the rating are published at Standard & Poor's sites.

Rating revisions

In cases when rating requires consideration, a preliminary review is undertaken, which may result in CreditWatch listing. (CreditWatch listing means that the rating may be revised in the nearest future. This is a warning for investors that additional analysis is being made).

The next step is the comprehensive analysis, which includes, if necessary, a meeting with management and presentation to the rating committee. The rating committee evaluates the matter, arrives at a rating decision and notifies the issuer of it.

Surveillance process with respect to rating

After rating assignment Standard & Poor's analysts permanently control all the factors which may affect it, such as changes in shareholder's equity structure, takeover of other companies or other significant economic events. Material facts related to the issuer's activity are daily monitored. Mandatory requirement of Standard & Poor's - holding annual meetings with management (if required these meeting are held more frequently). Based upon the information received from the issuer or other public sources, the rating may be raised or lowered as often, as the issuer's creditworthiness is changed. In case when there are no significant events, the rating is revised (confirmed or changed) once a year. Individual rating is assigned to all issuer's debt

obligations issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes which could affect the rating. However, Standard & Poor's reserves the right to change the rating at any time during regular surveillance process.

Stages of rating assignment:

- *Request for rating.*
- *Assignment of the group of analysts.*
- *Information accumulation.*
- *Meeting with management.*
- *Rating committee.*
- *Informing the issuer about the rating assigned.*
- *Distribution of information about the rating (with the client's consent).*
- *Surveillance process with respect to rating.*

Standard & Poor's issuer credit rating on international scale is a current opinion on overall creditworthiness of debt obligations of issuer, guarantor or security, business partner, of its capacity and willingness to meet timely and in full its debt obligations.

Standard & Poor's international scale credit rating of debt obligations is a current opinion on credit risk with respect to a specific debt obligation (bonds, bank credits, loans, other financial instruments).

A Standard & Poor's financial enhancement rating on international scale is the opinion of Standard & Poor's on creditworthiness of an insurer with respect to insurance policies and contracts.

Values of Standard & Poor's international scale credit ratings

Standard & Poor's long-term rating assesses the issuer's capacity to timely fulfill its debt obligations. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.

Short-term rating is the assessment of probability of timely repayment of obligations considered short-term in the relevant market. Short-term ratings also range from "A-1" for the highest-quality obligations to "D" for the lowest. The "A-1" rating may also be modified by a "plus" sign (+) to distinguish the most secure obligations in that category.

In addition to long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market funds, share bond funds, solvency of insurance companies and companies operating with derivative instruments.

AAA – extremely strong capacity to meet its debt obligations timely and in full; the highest rating.

AA – strong capacity to fulfill timely and in full its debt obligations.

A – moderately strong capacity to fulfill timely and in full its debt obligations, but higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BBB – adequate capacity to meet timely and in full its debt obligations, higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BB – out of danger in the short-term outlook, higher susceptibility to the effects of adverse changes in business, financial and economic conditions.

B – higher vulnerability in unfavorable business, financial and economic conditions, but current capacity to meet debt obligations timely and in full.

CCC – at this date non-fulfillment by the issuer of its debt obligations is potentially possible; timely performance of debt obligations substantially depends on favorable business, financial and economic conditions.

CC – at present the probability of non-fulfillment by the issuer of its debt obligations is high.

C – there are bankruptcy proceedings initiated in respect of the issuer or a similar action is taken, but payments or other obligations performance are going on.

SD – selective default with respect to the specified debt obligation while timely and full payments with respect to other debt obligations are going on.

D – debt obligations default.

The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.

The ratings of "BB", "B", "CCC", "CC" and "C" categories are regarded as having significant speculative characteristics.

Outlooks:

Rating outlook assesses the potential direction of rating over the nearest two - three years.

- *"Positive" – the rating may be raised.*
- *"Negative" – the rating may be lowered.*
- *"Stable" – the rating is not likely to change.*
- *"Developing" – the rating may be raised or lowered.*

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=issuer&id=78

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Par value of each share: ***RUR 5***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 1 – 01 – 00137 - A***

State registration date: ***14.11.2003***

The rights granted by shares to their owners:

According to the Company's Charter:

7.1. Each ordinary share of the Company gives the shareholder – to its owner similar measure of rights.

7.2. Each shareholder – the owner of the Company's ordinary shares has the right:

7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure stipulated by current legislation of the Russian Federation;

7.2.2. To receive dividends in the due procedure stipulated by current legislation of the Russian Federation and the present Charter, when they are declared by the Company;

7.2.3. To receive a part of property of the Company remaining after its liquidation which part is proportional to number of shares in his/her possession;

7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint-stock companies", in the due procedure stipulated by Article 91 of the specified law;

7.2.5. To demand confirmation of the shareholder's rights for the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;

7.2.6. To get information on all records on his/her personal account from the Company's registrar, and also other information stipulated by legal acts of the Russian Federation which establish the due procedure of keeping the register of stockholders;

7.2.7. To dispose of shares belonging to him/her without consent of other shareholders and of the Company;

7.2.8. To protect his/her violated civil rights in the court in cases, stipulated by current legislation of the Russian Federation, including claiming compensation for losses from the Company;

7.2.9. To demand the repayment of all shares belonging to the shareholder (or part of it) from the Company in cases and in the due procedure stipulated by current legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons/entities having the right to participate in the General meeting of shareholders, the specified list containing the information about the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. The shareholder owning more than 1 percent of the Company's voting shares has the right to demand from the Company's registrar the information on the name (names) of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the specified information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1 percent of placed ordinary shares of the Company have the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of collegial executive body of the Company, and against the management company or the manager about compensation for losses caused to the Company as a result of guilty activity (inactivity) of the specified persons.

7.5. Shareholders possessing at least 1 percent of votes at the general meeting of shareholders have the right to demand the provision of the list of persons/entities having the right to participate in the meeting from the Company. The information from the documents and the mailing address of the shareholders included in this list are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate the owners of at least 2 percent of the Company's voting shares have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate candidates to management and controlling bodies of the Company elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Board of

directors of the Company, the specified shareholders (shareholder) have the right to nominate candidates for the election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10 percent of the Company's voting shares have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established by current legislation of the Russian Federation and the present Charter, the Board of directors of the Company does not make the decision on convocation of an extraordinary general meeting of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be convoked by the specified shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10 percent of the Company's voting shares have the right to demand an audit of financial and economic activity of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25 percent of the Company's voting shares have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of collegial executive body of the Company.

7.10. Shareholders, owners of the Company's ordinary shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:
5 717 ordinary shares – the quantity of paid off securities due to the issuer's reorganization. Additional issues of the issuer's ordinary registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred type A***

Par value of each share: ***RUR 5***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not conducted): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number: ***№ 2 – 01 –00137 - A***

State registration date: ***14.11.2003***

The rights granted by the shares to their owners:

In accordance with the Company's Charter:

"8.1. Each preferred type A share of the Company gives the shareholder – its owner similar measure of rights.

8.2. Owners of preferred type A shares have the right to receive annual fixed dividend except for the cases stipulated by the present Charter. The total amount paid as dividend for each preferred type A share is established at the rate of 10 percent of the net profit of the Company according to

the results of the last fiscal year, divided by the number of shares which amount to 25 percent of the charter capital of the Company. Besides, if the amount of dividends paid by the Company under each ordinary share in a certain year exceeds the amount to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

8.3. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and changes into the Company's Charter, in case if the mentioned changes limit the rights of the specified shareholders.

8.4. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends on preferred type A shares. The specified right of owners of preferred type A shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and terminates since the date of the first payment of dividends on the specified shares in full size.

8.5. Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of the Company's ordinary shares. These rights are granted to shareholders - the owners of preferred type A shares, including in case when the said shares are not voting shares.

8.6. Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in if preferred type A shares have the right of vote on all the issues of the competencies of the general meeting of shareholders of the Company.

8.7. Owners of preferred type A shares have the right to demand from the Company the repayment of all shares held by the shareholder or of a part of them in cases and in the due procedure stipulated by current legislation of the Russian Federation.

8.8. Owners of preferred type A shares possessing at least 1 per cent of votes at the general meeting of shareholders have the right to demand from the Company the provision of the list of the persons/entities entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent.

8.9. Shareholders - the owners of preferred type A shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:

9 000 preferred type A shares – the quantity of paid off securities due to the issuer's reorganization.

Additional issues of the issuer's preferred registered paperless shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues, all the securities of which are paid off (cancelled)

Issue № 1:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-01-00137-A***

State registration date of the issue: ***25.10.2002***:

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS (Federal Financial Markets Service)***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***RUR 1 250 000***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 2:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-02-00137-A***

State registration date of the issue: ***25.10.2002***:

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***498 pieces***

The amount of securities issue at face value: ***RUR 1 245 000***

Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № 3:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-03-00137-A***

State registration date of the issue: ***25.10.2002***:

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***498 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 4***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue:
№ 4-04-00137-A
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***236 pieces***
The amount of securities issue at face value: ***RUR 590 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by implementing order № 03 - 100/p of 24.01.2003 of Russia's FFMS.

Issue ***№ 5***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-05-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***13.12.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 6**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-06-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***20.10.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 7
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-07-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***120 pieces***
The amount of securities issue at face value: ***RUR 300 000***
Time period (date) of the issue securities pay off: ***27.11.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№ 8***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-08-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***11 pieces***
The amount of securities issue at face value: ***RUR 44 000***
Time period (date) of the issue securities pay off: ***24.01.2001 – 24.01.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 9:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-09-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***321 pieces***

The amount of securities issue at face value: ***RUR 802 500***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-10-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***488 pieces***

The amount of securities issue at face value: ***RUR 1 220 000***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-11-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***280 pieces***

The amount of securities issue at face value: ***RUR 700 000***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-12-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***334 pieces***

The amount of securities issue at face value: ***RUR 835 000***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 13**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-13-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***RUR 1 250 000***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-14-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at face value: ***RUR 1 250 000***

Time period (date) of the issue securities pay off: ***06.11.2001 – 06.11.2003***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 15**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***15 – O***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-15-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Time period (date) of the issue securities pay off: ***04.09.2001 –04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 16**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the securities issue: ***№ 4-16-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***250 pieces***
The amount of securities issue at face value: ***RUR 625 000***
Time period (date) of the issue securities pay off: ***04.09.2001 – 04.09.2003***
Reason for the issue securities pay off (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 17:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***40 pieces***
The amount of securities issue at face value: ***RUR 200 000***
Time period (date) of the issue securities pay off: ***19.07.2001 – 19.07.2003***
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.
Issue **№ 18:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-18-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***182 pieces***

The amount of securities issue at face value: ***RUR 1 092 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-19-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***70 pieces***

The amount of securities issue at face value: ***RUR 420 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-20-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***405 pieces***

The amount of securities issue at face value: ***RUR 2 430 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-21-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***288 pieces***

Par value of each security of the issue: ***RUR 6 000***

The amount of securities issue at face value: ***RUR 1 728 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-22-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***417 pieces***

The amount of securities issue at par value: ***RUR 2 502 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-23-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***116 pieces***

The amount of securities issue at par value: ***RUR 696 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-24-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The amount of securities issue at par value: ***RUR 3 000 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-25-00137-A***

State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***180 pieces***

The amount of securities issue at par value: ***RUR 1 080 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the securities issue: ***№ 4-26-00137-A***

State registration date of the securities issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***35 pieces***

The amount of securities issue at par value: ***RUR 315 000***

Time period (date) of the issue securities pay off: ***25.10.2002 – 15.04.2004***

Reason for the issue securities pay off (cancellation):

Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue ***№*** **43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***certified, bearer***

State registration number of the issue: ***№ 4-43-00137-A***

State registration date of the issue: ***24.01.2003***:

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The quantity of the issue securities: ***1 000 000 pieces***

The amount of securities issue at par value: ***RUR 1 000 000 000***

Time period (date) of the issue securities pay off: ***21.02.2006***

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – ***bonds*** in circulation: ***8 483 899 pieces.***

Total amount at par value of the issuer's securities – ***bonds*** in circulation: ***RUR 8 367 856 700***

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-27-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***143 890 pieces***

The quantity of placed securities of the issue: ***143 440***

The quantity of circulating securities of the issue: ***61 435***

Par value of each valuable paper of the issue: ***RUR 100***

The amount of securities issue at par value: ***RUR 14 344 000***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;

2) To receive the fixed accrued interest at the rate of 1% per annum of the bond's par value at repayment from the issuer in the procedure and during the time specified in the issue Prospectus;

3) To get, at availability of a technical capability, an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays the access to a telephone network under the tariff rates valid at the time of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the obligation certified by the bond. The procedure of defining the availability of technical capability of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is

executed;

4) To receive from the issuer at liquidation of the Company the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. The cycle of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 1% per annum of the bond's par value.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***6 233 pieces***

The quantity of placed securities of the issue: ***6 218***

The quantity of circulating securities of the issue: ***6 218***

Par value of each valuable paper of the issue: ***RUR 3 000***

The amount of securities issue at par value: ***RUR 18 654 000***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) To receive the fixed accrued interest at the rate of 7% per annum of the bond's par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;

3) To get, at availability of technical capability of telephone installation, one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:

- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;

- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of

compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.
Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond's par value for the entire circulation time.
Cycle of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise to the address from which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond's par value.

Issue **№ 29:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-29-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***3 231 pieces***
The quantity of placed securities of the issue: ***3 229***
The quantity of circulating securities of the issue: ***3 229***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 6 458 000***
The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;
3) To get, at availability of technical capability of telephone installation, one extraordinary access to a telephone network;
4) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.
Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in optional form.
The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond's par value for the entire circulation time.
Cycle of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise to the address from which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond's par value.

Issue **№ 30:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – C***
Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-30-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***5 995 pieces***

The quantity of placed securities of the issue: ***5 967***

The quantity of circulating securities of the issue: ***5 967***

Par value of each valuable paper of the issue: ***RUR 2 500***

The amount of securities issue at par value: ***RUR 14 917 500***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the specified service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Cycle of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-31-00137-A***

State registration date of the issue: *25.10.2002*

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***800 pieces***

The quantity of placed securities of the issue: ***800***

The quantity of circulating securities of the issue: ***800***

Par value of each valuable paper of the issue: ***RUR 700***

The amount of securities issue at face value: ***RUR 560 000***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the specified service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.

Cycle of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its

payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue № 32:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-32-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***1 500 pieces***

The quantity of placed securities of the issue: ***1 499***

The quantity of circulating securities of the issue: ***1 499***

Par value of each valuable paper of the issue: ***RUR 1 400***

The amount of securities issue at par value: ***RUR 2 098 600***

The rights granted by each valuable paper of the issue:

1) To receive the par value of the bond at its repayment from the issuer;
2) To get, at availability of technical capability, an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the specified service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns bonds owners.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond's par value for the entire circulation time.

Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Cycle of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond's par value.

Issue **№ 33:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – Y***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-33-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body carried out state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***18 246 pieces***
The quantity of placed securities of the issue: ***18 246***
The quantity of circulating securities of the issue: ***20***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 1 824 600***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period

from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 34:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-34-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***1***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 35:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***4***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 36:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-36-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

*The quantity of circulating securities of the issue: **1***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-37-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the

contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-38-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of state registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its

payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 39:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 – У*
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue: ***№ 4-39-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:

The bond's owner has the right:
- To receive the bond's par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond's par value at repayment;
- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 40:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-40-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-41-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue: ***№ 4-42-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond's owner has the right:

- To receive the bond's par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond's par value at repayment;

- To get, at availability of technical capability, access to a telephone network at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond's par value.

Issue **№ 44:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 2***

Type: ***interest rate***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-44-00137-A***

State registration date of the issue: ***10.11.2005***

State registration date of the report on the issue results: ***11.01.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the par value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has

no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the Issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the entity which has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-2 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:

Non-commercial partnership "National depositary center", NDC

Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13 , Moscow***

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds' par value is made by the paying agent

on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:

a) Full name of the entity (person) authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;
d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- bank's identification code and TIN of the bank where the account is established.
e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;
f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the Issuer is not provided for.

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities

Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon yield for each Bond (RUR);
Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);
C j - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	06.06.2006	8,20 % per annum	40,89	122 670 000
2-nd coupon	05.12.2006	8,20 % per annum	40,89	122 670 000
3-d coupon	05.06.2007	8,20 % per annum	40,89	122 670 000
4-th coupon	04.12.2007	8,20 % per annum	40,89	122 670 000
5-th coupon	03.06.2008	8,20 % per annum	40,89	122 670 000
6-th coupon	02.12.2008	8,20 % per annum	40,89	122 670 000
7-th coupon	It is defined by the issuer			
8-th coupon	It is defined by the issuer			
9-th coupon	It is defined by the issuer			
10-th coupon	It is defined by the issuer			

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds owner who is not the Depositary's depositor may

authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);;*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for the timely transferring monetary assets to them by the Issuer's Paying agent, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
Guarantee

Issue **№ 45:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***BT – 3***
Type: ***interest rate***
Form: ***bearer, certified***

State registration number of the issue: ***№ 4-45-00137-A***

State registration date of the issue: ***10.11.2005***

State registration date of the report on the issue results: ***11.01.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the issue results: ***Russia's FFMS***

The quantity of the issue securities: ***2 300 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 2 300 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond's owner has the right to receive appropriate part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by the Russian Federation current legislation. The Bond's owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond's owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including the case of default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the entity which has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided without the transfer of rights for the Bond is invalid.

The Bond's owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond's owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-3 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary: ***Unlimited***

The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds' par value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.

The issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- ***full name /name, surname, patronymic of the Bonds' owner;***
- ***the quantity of the Bonds it owns;***
- ***full name of the person (entity) authorized to receive repayment sums on the Bonds;***
- ***location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;***
- ***requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;***
- ***taxpayer identification number (TIN) of the Bonds' owner;***
- ***taxable status of the Bond's owner;***

In case if the Bonds' owner is a legal non-resident entity:

- ***personal identification number (PIN) – if available;***

In case of the Bonds' owner is a natural person:

- ***type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;***

- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the entity (person) authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;

c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;

d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- bank's identification code and TIN of the bank where the account is established.

e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;

f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds' owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the

contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

The Bonds' owners option of the form of the Bonds' repayment is not provided for.

Size of the bonds interest (coupon) yield:

The Bond's owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1,2..9, 10;

Kj - the size of coupon yield for each Bond (RUR);

Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);

C j - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum. The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure provided in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-3

series Bonds (Order № 460 of December 06, 2005):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000
9-th coupon	01.06.2010	8,50	16,95	38 985 000
10-th coupon	30.11.2010	8,50	8,48	19 504 000

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds' owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds' Holders are authorized to receive the Bonds coupon yield. The Bonds' Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;*
- *requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *individual identification number (IIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds' owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 4-th (fourth) business day prior to the date of Bonds coupon yield payment the Depositary provides the issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or Holder independently keeps track of completeness and actuality of requisites of bank's account provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond's owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds' owners and Holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds' owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds' owners and/or Holders indicated in the list of the Bonds' owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds' Holders who are not the Bonds' owners transfer money resources meant for the coupon yield payment to the Bonds' owners as per the procedure defined between the Bonds' Holder and the Bonds' owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds' owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:

Guarantee

Issue **№ 46:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 4***

Type: ***interest rate***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-46-00137-A***

State registration date of the issue: ***06.06.2006***:

State registration date of the report on the securities issue results: ***19.10.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond's owner has the right to receive all parts of the Bond's par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond's owner has the right to receive interest, fixed by the bond, of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond's owner has the right to receive outstanding part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The outstanding amount of the Bond's par value means the difference between the par value of the issue Bond and the part of the Bond's par value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond's owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds' owners.

In case of the issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds' par value (including default, technical default), the owners

and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond's owners, have the right to approach the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds' par value and interest according to article 811 of the Russian Federation Civil Code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligations on the payment of coupon yield and/or appropriate part of the Bonds' par value, the Bonds' owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds' par value from the person (entity) who has provided guarantee for the Bonds' issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond's owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond's owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-4 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:

Non-commercial partnership "National depositary center", NDC

Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13 , Moscow***

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:

The Bonds are retired in succession by installments during the following periods:

On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value.

The retirement of each part of the Bonds' par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds' par value.

The Bonds owners, their authorized entities (persons) including NDC depositors independently keep track of completeness and actuality of provided data and bear all risks related to this.

The issuer meets its obligations on the retirement of each part of the Bonds' par value on

the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' par value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds' par value, provides to NDC the list of the Bonds' owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds' owner;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);;*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of appropriate part of the Bonds' par value is made in favor of the Bonds' owners being such as of the end of the NDC operation day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds' par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds' par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the entity (person) authorized to receive the Bonds repayment sums is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds' par value NDC provides the issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the entity (person) authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds' nominee holder authorized to receive the Bonds repayment sums;

c) the location and the mail address of the entity (person) authorized to receive the Bonds repayment sums;

d) requisites of the bank account of the entity (person) authorized to receive the Bonds repayment sums, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- bank's identification code where the account is established.
e) taxpayer identification number of the entity (person) authorized to receive the Bonds repayment sums;
f) taxable status of the owner and of the entity (person) authorized to receive the Bonds repayment sums.

The Bonds' owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds' par value, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds' holder authorized to receive repayment sums of each part of the Bonds' par value.

On the repayment dates of the appropriate part of the Bonds' par value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds' par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds' par value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by money resources in the Russian Federation currency by non-cash method.

Prescheduled repayment of the Bonds by the issuer is not provided for. (item 9.5 of the Decision on the securities issue).

Size of the bonds interest (coupon) yield:

The Bond's owner has the right to receive interest fixed by the bond of the appropriate part of the Bond's par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

*Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),*
Where,
j - serial number of coupon period, j=1, 2, ...27,28;
Kj - the size of coupon yield for each Bond (RUR);
Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);
Cj - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds' placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure provided in item 9.3 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	12.12.2006	7,99	19,92	59 760 000
2-nd coupon	13.03.2007	7,99	19,92	59 760 000
3-d coupon	12.06.2007	7,99	19,92	59 760 000
4-th coupon	11.09.2007	7,99	19,92	59 760 000
5-th coupon	11.12.2007	7,99	19,92	59 760 000
6-th coupon	11.03.2008	7,99	19,92	59 760 000
7-th coupon	10.06.2008	7,99	19,92	59 760 000
8-th coupon	09.09.2008	7,99	19,92	59 760 000
9-th coupon	09.12.2008	7,99	19,92	59 760 000
10-th coupon	10.03.2009	7,99	19,92	59 760 000
11-th coupon	09.06.2009	7,99	19,92	59 760 000
12-th coupon	08.09.2009	7,99	19,92	59 760 000
13-th coupon	It is defined by the issuer			
14-th coupon	It is defined by the issuer			
15-th	It is defined by the issuer			

coupon	
16-th coupon	*It is defined by the issuer*
17-th coupon	*It is defined by the issuer*
18-th coupon	*It is defined by the issuer*
19-th coupon	*It is defined by the issuer*
20-th coupon	*It is defined by the issuer*
21-st coupon	*It is defined by the issuer*
22-nd coupon	*It is defined by the issuer*
23-d coupon	*It is defined by the issuer*
24-th coupon	*It is defined by the issuer*
25-th coupon	*It is defined by the issuer*
26-th coupon	*It is defined by the issuer*
27-th coupon	*It is defined by the issuer*
28-th coupon	*It is defined by the issuer*

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash method to the persons (entities) indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds' owners. The Bonds' owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds' Holders are authorized to receive the Bonds coupon yield. The Bonds' Holders and /or other persons (entities) not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites provided in the List of owners and /or nominee holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's operation day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment").

Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the entity (person) authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds' owners:

- *full name /name, surname, patronymic of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive the Bonds repayment sums;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds;*
- *requisites of bank account of the entity (person) authorized to receive the Bonds repayment sums;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

In case if the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

In case if the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds' owner (if available);*
- *TIN of the Bonds' owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment the Depositary provides the issuer and/or the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds' owner or nominee holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent's timely transferring monetary assets, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond's owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds' owners and/or nominee holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds' owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds' owners and/or nominee holders indicated in the list of the Bonds' owners and/or nominee holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds' Holders who are not the Bonds' owners transfer money resources meant for the coupon yield payment to the Bonds' owners as per the procedure defined between the Bonds' Holder and the Bonds' owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying in favor of the Bonds' owners and Holders.

The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates provided in item 9.4 of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

The kind of provided security:
Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, for which the issuer has not performed or inadequately performed its obligations as regards the securities (default):
There are no securities issues for which the issuer's obligations are not performed or inadequately performed.

8.4. Data on entity (entities) that provided guarantee for the issue bonds

1. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

2. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series***
Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 2 300 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

3. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series***
Registration number: ***4-46-00137-A***
Registration date: ***06.06.2006***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the guarantee:
Full brand name: ***Limited Liability Company "Volga–Finance"***
Abbreviated brand name: ***LLC "Volga–Finance"***
Location: ***Lesnaya street 8, Nizhny Novgorod city, RF, 603053.***

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with the issue's state registration number 4-44-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 3 000 000 000 and total coupon yield on 3 000 000 Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds' par value, coupon yield to the Bonds' owners on following terms and conditions:

The Company's responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's obligations is joint.

The Company takes upon itself to perform the issuer's obligations in the part, in which the issuer failed to perform and /or performed not in full the issuer's obligations in the following cases:

- ***The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;***
- ***The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.***

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of

its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the issuer failed to pay or paid not in full at the dates established by the Issuing Documents:

- the appropriate part of the par value at Bonds retirement;

- coupon yield in the form of interest of the Bonds' par value to the Bonds' owner;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 15 702 216 thousand***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 10 000***

The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 10 000***

2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with the issue's state registration number 4-45-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 2 300 000 000 and total coupon yield on 2 300 000 Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds' par value, coupon yield to the Bonds' owners on following terms and conditions:

The Company's responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's obligations is joint.

The Company takes upon itself to perform the issuer's obligations in the part, in which the issuer failed to perform and /or performed not in full the issuer's obligations in the following cases:

- *The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;*
- *The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.*

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer failed to pay or paid not in full at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement;

- coupon yield in the form of interest of the Bonds' par value to the Bonds' owner;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (fourteen) days since the end date of 90-days (ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 15 702 216 thousand***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.10.2005: ***RUR 10 000***

The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 10 000***

3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with the issue's state registration number 4-46-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the bonds' owners secured by guarantee: ***RUR 3 000 000 000 (Three billion) and total coupon yield on 3 000 000 (Three million) Bonds.***

LLC "Volga–Finance" (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay all parts of the Bonds' par value, coupon yield to the Bonds' owners on following terms and conditions:

The Company's responsibility on the issuer's Obligations is limited to the Ceiling Amount.

The Company's responsibility on the issuer's Obligations is joint.

The Company takes upon itself to perform the issuer's Obligations for the issuer in the part, in which the issuer failed to perform and /or performed not in full the issuer's Obligations in the following cases:

- *The issuer failed to pay or paid not in full the appropriate part of the Bonds' par value to the Bonds' owners in the amount, procedure and at dates, defined by the Issuing Documents;*
- *The issuer failed to pay or paid not in full the Bonds' coupon yield to the Bonds' owners in the amount and at dates, defined by the Issuing Documents.*

The Company takes upon itself, according to the Offer's terms and conditions, to perform the issuer's Obligations unliquidated by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The amount of Unliquidated Obligations is defined by the Company in accordance with Claims on the Obligations Performance received from the Bonds' owners and executed in accordance with item 3.3. of the Offer. (item 12.2 of "Decision on securities issue")

Procedure of making claims to the guarantor by the bonds' owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds' owner (its authorized persons/entities);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds' owner, its TIN, taxable status, place of residence (location), requisites of its bank account, the amount of Unliquidated Obligations with respect to the Bonds' owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the issuer failed to pay or paid not in full at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement; and/or

- coupon yield in the form of interest of the appropriate part of the Bonds' par value to the Bonds' owner;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds' owner sending the specified Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner's Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds' owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner's rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days (Ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets as of the last reporting date before providing the guarantee - as of 01.04.2006: ***RUR 17 396 489 thousand***

The value of net assets of the legal entity that provided the guarantee as of the last reporting date before providing the guarantee - as of 01.04.2006: ***RUR 10 000***

The value of net assets of the legal entity that provided the guarantee as of the end date of the reporting quarter: ***RUR 10 000***

8.5.1. Terms and conditions of the guarantee to perform obligations on mortgage cover bonds.

The issuer does not have mortgage cover bonds which are in circulation (not paid off), or the obligations under which are not performed (default).

8.6. Data on organizations that keep record of rights for the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: **registrar**

Full brand name: ***Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"***
Abbreviated brand name: ***OJSC "ORK"***
Location: ***Pyatnitskaya street 70, Moscow, 113095***
Tel./Fax: ***(495) 504-28-86, 933-42-21***
E-mail: ***ork@ork-reestr.ru***

Data on the registrar's license to carry out the activity of record keeping of the securities owners:

License number: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FFMS***

Other data on maintaining the register of the issuer's registered securities owners:
18.02.2002 – the date since when the register of the issuer's registered securities was maintained by registrar CJSC "Registrator-Svyaz".
13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activity of CJSC "Registrator-Svyaz" by means of reorganization in the form of affiliation to OJSC "ORK".

The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to centralized custody.

The entity carrying out centralized custody of the bonds: ***depositary***

Full brand name: ***Non-Commercial Partnership "National Depositary Center"***
Abbreviated name: ***NDC***
Location: ***Building 4, Srednyi Kislovskyi pereulok 1/13, Moscow***

Data on the license of professional participant of securities market to carry out the activity of depositary at securities market:

License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The body that issued the license: ***Russia's FFMS***
Other data:
05.12.2005 – the date since when the depositary started centralized custody of the issuer's bonds of BT-2 and BT-3 series.
11.09.2006 – the date since when the depositary started centralized custody of the issuer's bonds of BT-4 series.

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 30.12.2006) "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between the Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.

When applying the provisions of international agreements of the Russian Federation, a foreign entity should provide to a tax agent paying the income the confirmation of the fact that this foreign entity has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of the appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.

Upon providing by a foreign entity, having the right for receiving income, of the above said confirmation to the tax agent who pays the income, prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in the Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may affect the payment of dividends, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):

Federal Law N 173-ФЗ of 10.12.2003 (wording of 30.12.2006) "On currency regulation and currency control";

The Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 30.12.2006);

The Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 30.12.2006);

Federal law № 39-ФЗ of 22.04.1996 (wording of 30.12.2006) "On securities market";

Federal law № 160-ФЗ of 09.07.1999 (wording of 03.06.2006) "On foreign investments in the Russian Federation";

Federal law № 39-ФЗ of 25.02.1999 (wording of 18.12.2006) "On investment activity in the Russian Federation carried out in the form of capital investments";

Federal law № 86-ФЗ of 10.07.2002 (wording of 02.03.2007г) "On Central Bank of the Russian Federation (Bank of Russia)";

Federal law № 115-ФЗ of 07.08.2001 (wording of 27.07.2006) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism";

International treaties of the Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer:

I. TAXATION OF NATURAL PERSONS.

Residents

In accordance with item 2 of article 214 of RF Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents received in the form of dividends, calculated

and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of entity, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, ***is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

Individual income tax ***in accordance with items 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.***

Non-residents

In accordance with item 2 of article 214 of RF Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.

II. TAXATION OF LEGAL ENTITIES:

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends ***is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current reporting (tax) period and the amount of dividends received by the tax agent himself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

For individual beneficiaries of income in the form of dividends – Unit investments funds – the tax was not withheld, as Unit investments funds being separate property complexes without establishing legal entity, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the income tax.

The tax for income in the form of dividends ***in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.***

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to individual beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which the Russian Federation has an international treaty (agreement) regulating the issue of preferential tax treatment.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.

The procedure of taxation of income from disposal of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 1 of article 224 of RF Tax Code the income received by natural persons is subject to taxation with the source of its payment at the rate of 13%.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons is subject to taxation with the source of its payment at the rate of 30%.

The procedure of taxation of legal entities

Residents

In accordance with item 1 of article 247 of RF Tax Code, item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian entities received it at the rate of income tax of 24%.

Non-residents

Operating via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign entities received it and operating in the RF via permanent representation office at the rate of income tax of 24%.

Not operating via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, item 4 of article 286 of RF Tax Code, sub-item 1 of item 2 of article 284 of RF Tax Code, paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of its payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code income tax calculation and withholding of income paid to foreign entities are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign entity provides a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code to a tax agent.

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the income on the issuer's bonds

For year 2002

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,7066***

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 173 802 112***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 173 657 759***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 1.7954***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 147 193 004***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred type A shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***RUR 146 748 930***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,9186***

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 225 947 662***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 225 128 646***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,4510***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 200 941 317***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred type A shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 196 596 029***

Reasons for non- payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing address of shareholders.

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

RUR 1,3779

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 338 921 508***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2005 to 15.12.2005

The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 337 675 945***
Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004
Category and type of shares: ***preferred type A shares***
The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,5082***
The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 205 630 776***
The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2005 to 15.12.2005
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***
Total amount of dividends paid on all preferred type A shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 201 917 680***
Reasons for non- payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2005
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:

RUR 1,4744

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 362 657 563***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***26.06.2006.***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 360 920 207***

Reasons for non-payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;

- incorrect/incomplete/outdated information on the mailing addresses of shareholders.

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2005

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,7583***

The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 226 134 844***

The name of the issuer's management body that passed (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***26.06.2006***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2006 to 15.12.2006

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***

Total amount of dividends paid on all preferred type A shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 220 906 487***

Reasons for non-payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- ***incorrect/incomplete/outdated information on the requisites of the bank accounts of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2006

Category of shares: ***ordinary***

Category and type of shares: ***preferred type A shares***

Other data on declared and/or paid dividends on ordinary and preferred shares: ***as of 31.03.2007 the dividend size is not approved.***

At the Board of directors' session on 20.04.2007 (minutes № 23) the decision was made to convoke annual shareholders general meeting on 22.06.2007.

For the issuers who has issued the **bonds**.

With respect to each bonds issue under which the yield was paid for the last 5 accomplished fiscal years preceding the end date of the last reporting quarter, the following data are provided:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 1 000 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 396,81***

The total size of the yield due to payment in cash on all the issue bonds: ***RUR 396 810 000***

The time period established for the payment of yield on the issue bonds:

Date of payment	Size of coupon rate, %	Size of yield as per 1 bond, RUR
23.05.2003	4.75	11.84
22.08.2003	4.75	11.84
21.11.2003	16.5	41.14
24.02.2004	16.5	41.59
24.05.2004	15	37.81
23.08.2004	15	37.40
22.11.2004	15	37.40
21.02.2005	15	37.81
23.05.2005	15	37.40
22.08.2005	15	37.40

21.11.2005	13	32.41
21.02.2006	13	32.77

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarters 2, 3, 4 of 2003, quarters 1,2,3,4 of 2004, quarters 1,2,3,4 of 2005, quarter 1 of 2006.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – RUR 11 840 000
Quarter 3 of 2003 (22.08.2003) – RUR 11 840 000
Quarter 4 of 2003 (21.11.2003) – RUR 41 140 000
Quarter 1 of 2004 (24.02.2004) – RUR 41 590 000
Quarter 2 of 2004 (24.05.2004) – RUR 37 810 000
Quarter 3 of 2004 (23.08.2004) – RUR 37 400 000
Quarter 4 of 2004 (22.11.2004) – RUR 37 400 000
Quarter 1 of 2005 (21.02.2005) – RUR 37 810 000
Quarter 2 of 2005 (23.05.2005) – RUR 37 400 000
Quarter 3 of 2005 (22.08.2005) – RUR 37 400 000
Quarter 4 of 2005 (21.11.2005) – RUR 32 410 000
Quarter 1 of 2006 (21.02.2006) – RUR 32 770 000

The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 2***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-44-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 81,78***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 245 340 000***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR

1-st coupon	*06.06.2006*	*8,20% per annum*	*40,89*
2-nd coupon	*05.12.2006*	*8,20% per annum*	*40,89*
3-d coupon	*05.06.2007*	*8,20% per annum*	*40,89*
4-th coupon	*04.12.2007*	*8,20% per annum*	*40,89*
5-th coupon	*03.06.2008*	*8,20% per annum*	*40,89*
6-th coupon	*02.12.2008*	*8,20% per annum*	*40,89*
7-th coupon	*It is defined by the issuer*		
8-th coupon	*It is defined by the issuer*		
9-th coupon	*It is defined by the issuer*		
10-th coupon	*It is defined by the issuer*		
1-st coupon	*It is defined by the issuer*		
2-nd coupon	*It is defined by the issuer*		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2006 (06.06.2006.) – RUR 122 670 000.

Quarter 4 of 2006 (05.12.2006.) – RUR 122 670 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***BT - 3***

Form: ***certified, bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-45-00137-A***

State registration date: ***10.11.2005***

State registration date of the report on the bonds issue results: ***11.01.2006***

The quantity of the bonds of the issue: ***2 300 000 bonds***

Par value of each bond of the issue: ***RUR 1 000***

The amount of the bonds issue at par value: ***RUR 2 300 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 84,76***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 194 948 000***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,50***	***42,38***
2-nd coupon	***05.12.2006***	***8,50***	***42,38***
3-d coupon	***05.06.2007***	***8,50***	***42,38***
4-th coupon	***04.12.2007***	***8,50***	***42,38***
5-th coupon	***03.06.2008***	***8,50***	***42,38***
6-th coupon	***02.12.2008***	***8,50***	***42,38***
7-th coupon	***02.06.2009***	***8,50***	***33,91***
8-th coupon	***01.12.2009***	***8,50***	***25,43***
9-th coupon	***01.06.2010***	***8,50***	***16,95***
10-th coupon	***30.11.2010***	***8,50***	***8,48***

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006.***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2006 (06.06.2006.) – RUR 97 474 000
Quarter 4 of 2006 (05.12.2006.) – RUR 97 474 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 4***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-46-00137-A***
State registration date: ***06.06.2006***
State registration date of the report on the bonds issue results: ***19.10.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***

Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 39,84***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 119 520 000***
The time period established for the payment of yield on the issue bonds:

Coupon's number	Date of payment	Coupon rate size, %	Yield size per 1 bond, RUR
1-st coupon	12.12.2006	7,99	19,92
2-nd coupon	13.03.2007	7,99	19,92
3-d coupon	12.06.2007	7,99	19,92
4-th coupon	11.09.2007	7,99	19,92
5-th coupon	11.12.2007	7,99	19,92
6-th coupon	11.03.2008	7,99	19,92
7-th coupon	10.06.2008	7,99	19,92
8-th coupon	09.09.2008	7,99	19,92
9-th coupon	09.12.2008	7,99	19,92
10-th coupon	10.03.2009	7,99	19,92
11-th coupon	09.06.2009	7,99	19,92
12-th coupon	08.09.2009	7,99	19,92
13-th coupon	It is defined by the issuer		
14-th coupon	It is defined by the issuer		
15-th coupon	It is defined by the issuer		
16-th coupon	It is defined by the issuer		
17-th coupon	It is defined by the issuer		
18-th coupon	It is defined by the issuer		
19-th coupon	It is defined by the issuer		
20-th coupon	It is defined by the issuer		
21-st coupon	It is defined by the issuer		
22-nd coupon	It is defined by the issuer		
23-d coupon	It is defined by the issuer		
24-th coupon	It is defined by the issuer		
25-th coupon	It is defined by the issuer		
26-th coupon	It is defined by the issuer		
27-th coupon	It is defined by the issuer		
28-th coupon	It is defined by the issuer		

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield for the issue bonds was (is) paid: ***quarter 4 of***

2006, quarter 1 of 2007.

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 4 of 2006 (12.12.2006) – RUR 59 760 000

Quarter 1 of 2007 (13.03.2007)- RUR 59 760 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 bonds***

Par value of each bond of the issue: ***RUR 2 500***

The amount of the bonds issue at par value: ***RUR 1 220 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of the yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 4 of 2003 – RUR 6 768

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 bonds***

Par value of each bond of the issue: ***RUR 2 500***

The amount of the bonds issue at par value: ***RUR 700 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – RUR 144

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 092 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,***

2, 3 and 4 of year 2003, quarter 1 of year 2004

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – RUR 0

Quarter 2 of 2003 – RUR 117,7

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 1 105,60

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 420 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 52

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 2 430 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 1 144

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 52

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 728 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 5 441,34

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 1 701,93

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 2 502 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 44,19

Quarter 2 of 2003 – RUR 69,37

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 74,37

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 3 000 000***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 364,38

Quarter 2 of 2003 – RUR 109,13

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 bonds***

Par value of each bond of the issue: ***RUR 6 000***

The amount of the bonds issue at par value: ***RUR 1 080 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 92,54

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 0

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 bonds***

Number of placed securities of the issue: ***143 440 bonds***

Par value of each bond of the issue: ***RUR 100***

The amount of the bonds issue at par value: ***RUR 14 344 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond's par value.***

The size of the yield which was due to payment on the issue bonds in money terms in aggregate for all issue bonds: ***RUR 882 750,80***

The time period established for the payment of yield on the issue bonds:

From 07.06.2003 till 07.06.2005

The form and other provisions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds' owner application within 30 days since the date of the application filing.***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1,2,3 and 4 of year 2005, quarters 1,2,3 and 4 of 2006, quarter 1 of 2007.***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 3 of 2003 – RUR 34 619,1
Quarter 4 of 2003 – RUR 19 427,85
Quarter 1 of 2004 – RUR 34 472,83
Quarter 2 of 2004 – RUR 14 527,62
Quarter 3 of 2004 – RUR 9 421,07
Quarter 4 of 2004 – RUR 14 026,74
Quarter 1 of 2005 – RUR 57 466,40
Quarter 2 of 2005 – RUR 223 320,42
Quarter 3 of 2005 – RUR 52 589,15
Quarter 4 of 2005 – RUR 10 616,90
Quarter 1 of 2006 – RUR 2 930,11
Quarter 2 of 2006 – RUR 2 123,46
Quarter 3 of 2006 – RUR 1 373,80
Quarter 4 of 2006 – RUR 1 572,75
Quarter 1 of 2007 - RUR 12 027,96.

Other data on the yield on the issue bonds: ***The yield payment on the issue bonds is made by the issuer since 07.06.2003 – the date of the start of the bonds repayment.***

In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 and quarter 1 of 2007 the bonds' owners were paid the yield calculated since the bonds placement start date till the end date of the bonds repayment – 07.06.2005.

As of the reporting date the amount of yield unclaimed by the bonds' owners is RUR 392 234,64.

Kind of securities: ***bonds***
Series: ***1 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-А***

State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 1 824 600***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***RUR 0,1***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue***: RUR 1824,6***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 39,7
Quarter 4 of 2003 – RUR 1 277,4
Quarter 1 of 2004 – RUR 16,40
Quarter 2 of 2004 – RUR 491,10
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: *2 - У*
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 2 948.56***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of year 2005***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2005 – RUR 2081,66
Quarter 2 of 2005 – RUR 142,76
Quarter 3 of 2005 – RUR 51,58
Quarter 4 of 2005 – RUR 672,56

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***3 - У***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-35-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 bonds***

Par value of each bond of the issue: ***RUR 2000***

The amount of the bonds issue at par value: ***RUR 1 000 000***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***

The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 914,82.***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 01.01.2006
The date of the repayment end: 31.12.2006

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of 2006.***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2006 – RUR 1 474,50
Quarter 2 of 2006 – RUR 1 635,51
Quarter 3 of 2006 – RUR 191,14
Quarter 4 of 2006 – RUR 613,67

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***

Series: ***4 - У***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: *№ 4-36-00137-A*
State registration date: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 787, 51.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 30.04.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2006 – RUR 2 143,5
Quarter 2 of 2006 – RUR 1 644,01
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***5 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: *№ 4-37-00137-A*
State registration date: *25.10.2002*
State registration date of the report on the results of the bonds issue: *24.01.2003*
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond's par value multiplied by 500, which for the repayment period amounted to RUR 3 769,09.***
The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 03.01.2007
The date of the repayment end: 31.03.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2007 – RUR 3769,09
Other data on the yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

SUPPLEMENT № 1 – OJSC "VolgaTelecom" annual accounting statement for 2006.

BALANCE SHEET					CODES
				Form № 01 by OKUD	0710001
At	December 31, 2006			Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"			by OKPO	01142788
Taxpayer Identification Number	5260901817			TIN	5260901817
Activities	Electric communication			by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private			by OKOPF/OKFS	47/16
Measure unit:	RUR thousand			by OKEI	384
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000				
					Date of approval
				Date of dispatch (receipt)	30.03.2007

ASSETS	Explanations	Index code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS Intangible assets		110	110	40	270
Property, plant and equipment	6.1	120	120	22 492 980	25 342 279
Capital investments	6.2	130	130	795 576	759 115

Income-bearing lease investment		135	135	12 311	110 621
Long-term financial investments	6.3	140	**140**	1 309 098	2 141 709
including: investments into subsidiaries			141	1 273 033	1 888 459
investments into associated companies			142	12 475	6 271
investment into other entities			143	21 701	67 274
other long-term financial investments			144	1 889	179 705
Deferred tax assets	6.4	145	145	200 918	276 920
Other non-current assets	6.5	150	150	2 503 132	3 388 567
Total for section I		190	**190**	27 314 055	32 019 481
II. CURRENT ASSETS Inventories		210	**210**	623 615	629 098
including: raw materials, supplies and other similar values	6.6	211	211	451 877	463 508
work in progress expenses (distribution costs)		213	213	168	593
finished commodity and commodities for resale		214	214	47 647	47 156
Commodities shipped		215	215	-	330
prepaid expenses		216	216	123 923	117 511
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	959 066	584 096
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	13 836	8 587
including: buyers and customers	6.7	231	231	2 319	1 286
advances paid out			232	-	-
other debtors			233	11 517	7 301
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	1 754 936	2 732 630
including: buyers and customers	6.8	241	241	1 450 998	1 978 204
advances paid out			242	103 176	136 085
other debtors	6.9		243	200 762	618 341
Short-term financial investments	6.3	250	250	4 762	9 837
Cash		260	260	1 134 960	222 716
Other current assets		270	270	773	496
Total for section II		290	**290**	4 491 948	4 187 460
BALANCE (sum of lines 190+290)		300	**300**	31 806 003	36 206 941
LIABILITIES	**Explanations**	**Indicator's code**	**Line code**	**At the reporting period beginning**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**

III. CAPITAL AND PROVISIONS Charter capital	6.10	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 812 947	3 731 945
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	10 746 158	10 233 857
Retained profits (uncovered loss) of the reporting year		470	470	-	2 453 588
Total for section III		490	**490**	16 280 858	18 141 143
IV. NON-CURRENT LIABILITIES Credits and loans	6.13	510	**510**	7 340 869	8 965 335
including: credits			511	1 925 150	320 000
loans			512	5 415 719	8 645 335
Deferred tax liabilities	6.14	515	515	712 558	1 019 123
Other non-current liabilities	6.15	520	520	1 110 066	1 221 226
Total for section IV		590	**590**	9 163 493	11 205 684
V. CURRENT LIABILITIES Credits and loans	6.13	610	**610**	2 289 598	1 441 018
including: credits			611	1 004 024	1 318 926
loans			612	1 285 574	122 092
Accounts payable,		620	**620**	3 513 237	4 381 541
including: suppliers and contractors	6.16	621	621	2 059 629	3 535 440
advances received	6.16	625	622	317 657	331 553
wages payable		622	623	67 842	59 233
debt to government extrabudgetary funds		623	624	35 437	42 329
tax debt		624	625	399 845	133 853
other creditors	6.16	625	626	632 827	279 133
Debt to participants (founders) for income payments		630	630	22 844	23 802
Unearned revenue	6.17	640	640	216 554	235 261
Provision of costs to be incurred	6.18	650	650	307 799	659 609
Other current liabilities		660	660	11 620	118 883
Total for section V		690	**690**	6 361 652	6 860 114
BALANCE (sum of lines 490+590+690)		700	**700**	31 806 003	36 206 941

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	**Explanations**	**Indicator's code**	**Line code**	**At the reporting period beginning**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**
Leased property, plant and equipment		910	901	611 053	887 691
including under leasing		911	911	66 106	42 855
Inventory items received in custody		920	902	4 399	36 302
Commodities received for commission		930	903	3 748	12 674

Accounts receivable of insolvent debtors written-off as a loss		940	904	249 430	261 742
Cover funds for liabilities and payments received		950	905	7 065 160	11 500 459
Cover funds for liabilities and payments provided		960	906	5 984 126	5 692 516
Housing facilities depreciation		970	907	16 840	14 644
Depreciation of land improvement objects and other similar objects		980	908	2 849	1 861
Payments for communication services			909	214 199	150 467

Reference on net assets worth

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	16 497 412	18 376 404

	INCOME STATEMENT				CODES	
				Form № 02 by OKUD	0710002	
For	2006			Date (year, month, day)	2006.12.31	
Entity	OJSC "VolgaTelecom"			by OKPO	01142788	
Taxpayer Identification Number	5260901817			TIN	5260901817	
Activities	Electric communication			by OKVED	64.20	
Form of incorporation/ ownership form	Open Joint Stock Company / private			by OKOPF/OKFS	47/16	
Measure unit:	RUR thousand			by OKEI	384	
Item description	**Explanations**	**Indicator's code**	**Line code**	**For the reporting period**	**For similar period of the past year**	
1	1a	2	2a	3	4	
I. Income and expenses of ordinary activities Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	21 691 242	21 348 394	
including from sales: of telecommunication services			011	20 366 969	20 787 642	
Prime cost of sold commodities, products, works and services	7.2	020	020	(16 949 759)	(16 059 357)	
including: of telecommunication services			021	(16 137 856)	(15 610 538)	
Sales profit (loss) (lines 010 -020)		050	**050**	4 741 483	5 289 037	
II. OTHER INCOME AND EXPENSES Interest receivable		060	060	13 253	14 839	
Interest due		070	070	(735 967)	(829 016)	
Income from participation in other entities		080	080	47 074	34 720	
Other income	7.3	090	090	900 393	424 675	
Other expenses	7.3	100	100	(1 432 031)	(1 510 238)	
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	3 534 205	3 424 017	

Income tax expense (lines -151+/-152+/-153) including:	7.4		**150**	(1 080 617)	(1 168 405)	
deferred tax liabilities		142	151	(307 103)	(133 551)	
deferred tax assets		141	152	76 002	(100 279)	
Current tax on income		150	153	(1 003 930)	(935 466)	
Additional payments of income tax for prior tax periods		151	154	154 414	891	
Net profit (loss) of the reporting period (lines 140-150)	7.5	190	**190**	2 453 588	2 255 612	
BY REFERENCE Income tax contingent expenses /income			201	(848 209)	(823 144)	
Recurrent tax liabilities		200	202	(335 838)	(376 171)	
Recurrent tax assets		200	203	103 430	30 910	

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year	
1	1a	2	2a	3	4	
Basic earnings (loss) per share	7.6		301	0,00898	0,00827	
Diluted earnings (loss) per share			302	-	-	

*** It is completed in annual accounting statement**

Breakdown of individual profits and losses

Item description	Indicator's code	Line code	For the reporting period		For similar period of the past year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	66 558	(14 089)	28 615	(10 992)
Past years profit (loss)		402	177 776	(107 939)	42 451	(166 557)
Reimbursement of damages caused by default or inadequate performance of obligations		403	26 872	(688)	7 210	(1 263)
Foreign exchange differences in foreign currency operations		404	310	(677)	9 612	(3 174)
Deductions to allowance		405	542 037	(206 226)	160 645	(152 221)

Debt amortization of payables and receivables	406	99 786	(6 726)	36 321	(12 001)

		STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY					CODES
						Form № 03 by OKUD	0710003
For		2006				Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"					by OKPO	01142788
Taxpayer Identification Number			5260901817			TIN	5260901817
Activities	Electric communication					by OKVED	64.20
Form of incorporation / ownership form			Open Joint Stock Company / private			by OKOPF/OKFS	47/16
Measure unit:		RUR thousand				by OKEI	384

1. Change in shareholders' equity

Item description	Indicator's code	Line code	Charter capital	Capital surplus	Surplus	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance at December 31, 2004		100	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Year 2005 Changes in accounting policy		101	-	-	-	(12 114)	(12 114)
Result of property, plant and equipment revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance at January 1, 2005		104	1 639 765	3 980 430	81 988	8 878 151	14 580 334
Change in shareholders' equity items:		200	-	(158 235)	-	1 716 808	1 558 573
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the reporting year		202	-	-	-	2 261 360	2 261 360
Dividends		203	-	-	-	(544 552)	(544 552)
Allocations to required reserves		204	-	-	-	-	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increment in par value of shares		206	-	-	-	-	-
Change in shareholders' equity at retirement of property, plant and equipment		207	-	-	-	-	-
Miscellaneous		208	-	(158 235)	-	-	(158 235)
Increment in shareholders' equity value due to:		210	-	-	-	158 235	158 235

additional issue of shares at the cost of stockholders' resources		211	-	-	-	-	-
reorganization of legal entity		212	-	-	-	-	-
miscellaneous		213	-	-	-	158 235	158 23
Reduction of shareholders' equity value due to:		**220**	-	(9 248)	-	(1 288)	(10 536
reduction of the shares quantity		221	-	-	-	-	-
reduction of the shares par value		222	-	-	-	-	-
reorganization of legal entity		223	-	-	-	-	-
miscellaneous		224	-	(9 248)	-	(1 288)	(10 536
Balance at December 31, 2005		**300**	1 639 765	3 812 947	81 988	10 751 906	16 286 60
Year 2006 Changes in accounting policy		301	-	-	-	(5 748)	(5 748
Result of property, plant and equipment revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance at January 1, 2006	**100**	**304**	1 639 765	3 812 947	81 988	10 746 158	16 280 85
Change of shareholders' equity items:		**400**	-	(81 002)	-	1 864 796	1 783 79
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the reporting year		402	-	-	-	2 453 588	2 453 58
Dividends		403	-	-	-	(588 792)	(588 792
Allocations to required reserves	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-
Increment in par value of shares	122	406	-	-	-	-	-
Change in shareholders' equity at retirement of property, plant and equipment		407	-	-	-	-	-
Miscellaneous		408	-	(81 002)	-	-	(81 002
Increment in shareholders' equity value due to:		**410**	-	-	-	78 044	78 04
additional issue of shares at the cost of stockholders' resources	121	411	-	-	-	-	-
reorganization of legal entity	123	412	-	-	-	-	-
miscellaneous		413	-	-	-	78 044	78 04
Reduction of shareholders' equity value due to:		**420**	-	-	-	(1 553)	(1 553
reduction of the shares quantity	132	421	-	-	-	-	-
reduction of the shares par value	131	422	-	-	-	-	-
reorganization of legal entity	133	423	-	-	-	-	-
miscellaneous		424	-	-	-	(1 553)	(1 553
Balance at December 31, 2006	**140**	**500**	1 639 765	3 731 945	81 988	12 687 445	18 141 14

2. Provisions

Item description	Indicator's code	Line code	Balance at the year beginning	Received	Spent /recovered	Balance at the year end
1	1a	2	3	4	5	6
Provisions established as per legislation: Required reserve data of year 2005		601	81 988	-	-	81 988
data of year 2006		602	81 988	-	-	81 988
Provisions established as per articles of association: Corporalization fund of the Company's employees data of year 2005		603	-	-	-	-
data of year 2006		604	-	-	-	-
Allowance: Provisions for doubtful debts data of year 2005		605	1 269 430	152 221	(218 178)	1 203 473
data of year 2006		606	1 203 473	206 226	(582 373)	827 326
Provisions for depreciation of financial investments data of year 2005		607	601	-	(385)	216
data of year 2006		608	216	-	(10)	206
Provisions for reduction in value of tangible assets data of year 2005		609	-	-	-	-
data of year 2006		610	-	-	-	-
Provisions of costs to be incurred data of year 2005		611	199 806	452 121	(344 128)	307 799
data of year 2006		612	307 799	2 232 616	(1 880 806)	659 609
Provisions for contingent liabilities: data of year 2005		613	-	11 620	-	11 620
data of year 2006		614	11 620	117 795	(10 532)	118 883

CASH FLOW STATEMENT				CODES
			Form № 04 by OKUD	0710004
For	**2006**		Date (year, month, day)	2006.12.31
Entity	**OJSC "VolgaTelecom"**		by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**		TIN	5260901817
Activities	**Electric communication**		by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private		by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**		by OKEI	**384**

Item description	Indicator's code	Line code	For the reporting year	For similar period of the past year
1	1a	2	3	4
CASH BALANCE AT THE REPORTING YEAR BEGINNING		**010**	1 134 960	344 723
OPERATING PERFORMANCE **Cash inflow from operating performance**		**020**	26 931 906	24 745 482
cash received from buyers, customers		021	21 738 099	23 412 003
cash received as agent		022	4 605 143	854 930
other revenue		023	588 664	478 549
Cash allocated for:		**030**	(20 821 760)	(18 976 966)
payment of acquired commodities, works, services, raw materials and other current assets	150	031	(6 120 576)	(5 793 599)
remuneration of labor	160	032	(5 449 482)	(5 074 603)
interest payment	170	033	(757 737)	(959 040)
taxes and dues settlements	180	034	(6 017 230)	(5 226 693)
settlements for agency contracts		035	(1 496 103)	(767 515)
other expenses		036	(980 632)	(1 155 516)
Net cash from operating performance		**040**	6 110 146	5 768 516
INVESTMENT ACTIVITY **Investment activities cash received**		**050**	83 674	134 078

receipts from sale of property, plant and equipment and other non-currents assets	210	051	29 094	39 008
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	4 885	54 776
dividends received, income from equity participation	230	053	43 655	33 458
interest received	240	054	434	980
receipts from redemption of loans granted to other entities	250	055	1 000	3 000
other income from investment activity		056	4 606	2 856
Cash allocated for:		**060**	(6 458 306)	(6 144 315)
acquisition and creation of property, plant and equipment and other non-current assets	290	061	(5 638 459)	(6 058 562)
acquisition of shares, equity participations and equity stakes	280	062	(680 824)	(68 630)
acquisition of debt securities and other financial investments	300	063	(136 019)	(10 000)
granting loans to other entities	310	064	(3 000)	-
other investment activity expenses		065	(4)	(7 123)
Net cash from investment activity	**340**	**070**	(6 374 632)	(6 010 237)
FINANCIAL ACTIVITY **Financial activity cash received**		**080**	7 367 299	11 374 791
borrowed loans and credits		081	7 357 363	11 355 583
other income from financial activity		082	9 936	19 208
Cash allocated for:		**090**	(8 515 057)	(10 342 833)
redemption of loans and credits (ex interest)		091	(7 065 619)	(8 905 599)
repayment of financial lease liabilities		092	(677 770)	(949 685)
dividends payment	170	093	(525 679)	(486 389)
other financial activity expenses		094	(245 989)	(1 160)
Net cash from financial activity		**100**	(647 758)	1 031 958
Net increase (reduction) of cash		**110**	(912 244)	790 237
CASH BALANCE AT THE REPORTING PERIOD END		**120**	222 716	1 134 960
The value of impact of foreign currency rate change with respect to ruble		130	-	-

		SUPPLEMENTS TO BALANCE SHEET	CODES
		Form № 05 by OKUD	0710005
At	December 31, 2006	Date (year, month, day)	2006.12.31
Entity	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activities	Electric communication	by OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

1. Intangible assets

Item description	Indicator's code	Line code	At the reporting year beginning	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	157	256	-	413
including: patent holder right for invention, design invention, useful model	011	102	-	-	-	-

possessor's rights on computer utility programs, databases	012	103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of commodities	014	104	29	48	-	77
other	015	105	22	208	-	230
Miscellaneous	040	106	-	-	-	-
Total		**110**	157	256	-	413

Item description	**Indicator's code**	**Line code**	**At the reporting year beginning**	**At the reporting period end**
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	117	143
including: *patent holder right for invention, design invention, useful model*		121	-	-
possessor's rights on computer utility programs, databases		122	107	107
owner's rights on trademark and service mark, appellation of origin of commodities		123	10	15
other		124	-	21

2. Property, plant and equipment

Item description	**Indicator's code**	**Line code**	**At the reporting year beginning**	**Received**	**Retired**	**At the reporting year end**
1	1a	2	3	4	5	6
Buildings		201	3 696 431	160 486	(17 430)	3 839 487
Installations and transfer mechanisms		202	12 850 847	1 837 130	(150 658)	14 537 319
Machinery and equipment		203	18 169 625	3 239 207	(394 404)	21 014 428
Transport vehicles		204	467 201	46 590	(27 983)	485 808
Computing machinery and office appliances		205	1 817 335	520 526	(12 684)	2 325 177
Housing stock		206	45 497	14	(7 961)	37 550

Land plots and nature objects		207	5 975	4 067	(12)	10 030
Other types of property, plant and equipment		208	480 727	40 341	(11 586)	509 482
Total		**210**	37 533 638	5 848 361	(622 718)	42 759 281

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Depreciation of property, plant and equipment - total	140	**220**	15 040 658	17 417 002
including: *buildings*		221	840 003	895 705
installations and transfer mechanisms		222	4 820 819	5 334 098
Machinery and equipment		223	7 946 886	9 319 078
Transport vehicles		224	335 814	358 521
Computing machinery and office appliances		225	825 871	1 194 583
Other types of property, plant and equipment		226	271 265	315 017

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Property, plant and equipment let on lease from line 210 - total		**230**	183 882	317 245
including: buildings		231	152 140	173 543
installations and transfer mechanisms		232	8 224	8 471
machinery and equipment		233	20 951	119 662
transport vehicles		234	742	38
other types of property, plant and equipment		235	1 825	15 531
Property, plant and equipment put in dead storage from line 210		240	8 571	59 148

BY REFERENCE	Indicator's code	Line code	At the reporting year beginning	At the reporting year end
1	1a	2	3	4
Result of reassessment of property, plant and equipment:		**250**	-	-

of initial (replacement) cost	171	251	-	-		
of depreciation	172	252	-	-		
Property, plant and equipment took on lease – total		**260**	611 053	887 691		
including: buildings		261	356 879	603 487		
installations and transfer mechanisms		262	56 099	43 512		
machinery and equipment		263	149 348	192 985		
transport vehicles		264	1 095	2 391		
other types of property, plant and equipment		265	47 632	45 316		
Property being in operation and included into the structure of property, plant and equipment prior to registration of right of ownership		270	720 103	924 967		

3. Income-bearing lease investments

Item description	Indicator's code	Line code	At the reporting year beginning	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	12 763	101 265	(463)	113 565
Total		**310**	12 763	101 265	(463)	113 565

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting year end		
1	1a	2	3	4		
Amortization of income-bearing lease investments		311	452	2 944		

4. Expenses for R&D activities and technological works

Activities description	Indicator's code	Line code	At the reporting year beginning	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the entity	310	**400**	-	-	-	-

BY REFERENCE	Indicator's code	Line code	At the reporting year beginning	At the reporting period end		
1	1a	2	3	4		
The amount of expenses for R&D and technological works in progress	320	401	-	-		

BY REFERENCE	Indicator's code	Line code	For the reporting period	For similar period of the past year		
1	1a	2	3	4		
Amount of expenses classified as ordinary activities expenses		402	-	-		
Amount of expenses for R&D and technological works that did not produce positive results and classified as other expenses		403	-	-		

5. Financial investments

Item description	Indicator's code	Line code	Long-term		Short-term	
			At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other entities - total	510	501	1 307 209	1 962 003	-	-
including: subsidiary and associated business companies	511	502	1 285 508	1 894 730	-	-
Government, municipal and outside entities bonds	515	503	-	-	-	-
Bills of exchange	520	504	1 889	1 889	-	-
Loans granted	525	505	-	1 000	2 925	3 925
Deposits	530	506	-	-	-	-
Other	535	507	-	176 817	1 837	5 912
Total	540	**510**	1 309 098	2 141 709	4 762	9 837

From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other entities - total	550	511	2 137	5 437	-	-
including: subsidiary and associated business companies	551	512	-	-	-	-
Government, municipal and outside entities bonds	555	513	-	-	-	-
Bills of exchange	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	4 026	7 326	-	-
BY REFERENCE For financial investments having fair market value, the change of cost as a result of valuation adjustment	580	521	1 333	3 300	-	-

6. Ordinary activities expenses (element wise costs)

Item description	Indicator's code	Line code	For the reporting year	For the past year		
1	1a	2	3	4		
Material expenses	710	601	(3 758 990)	(4 410 706)		
Wage costs	720	602	(6 114 867)	(5 675 096)		
Benefits-related deductions	730	603	(1 459 642)	(1 300 820)		
Amortization	740	604	(2 862 016)	(2 550 115)		
Other expenses	750	605	(2 754 244)	(2 122 620)		
Element wise costs total	760	**610**	(16 949759)	(16 059 357)		
Change of balances (increment [+], reduction [-]): of work in progress	765	621	425	88		
of prepaid expenses	766	622	6 412	5 910		

7. Guarantee

Item description	Indicator's code	Line code	At the reporting year beginning	At the reporting period end		
1	1a	2	3	4		
Guarantees received - total		**710**	7 065 160	11 500 459		
Including: banks' guarantees		711	-	-		
guaranties of third parties		712	7 061 182	11 495 339		
bills of exchange		713	-	-		

pledged property		**714**	3 978	5 120		
including: property, plant and equipment		715	3 978	5 120		
securities and other financial investments		716	-	-		
other property		717	-	-		
miscellaneous		718	-	-		
Guarantees granted - total		**720**	5 984 126	5 692 516		
including: guaranties of third parties		721	2 241 045	2 587 070		
bills of exchange		722	-	-		
pledged property		**723**	3 743 081	3 104 920		
including: property, plant and equipment		724	3 743 081	3 104 920		
securities and other financial investments		725	-	-		
other property		726	-	-		
miscellaneous		727	-	526		

8. Government assistance

Item description	**Indicator's code**	**Line code**	**For the reporting year**	**For similar period of the past year**
1	**1a**	**2**	**3**	**4**
Budgeting funds received in the reporting year - total	910	**810**	395	3 902
including: Funds for capital expenses financing		811	395	2 300
Funds for current expenses financing		812	-	1 602

Item description	**Indicator's code**	**Line code**	**At the reporting year beginning**	**Received for the reporting period**	**Returned for the reporting period**	**At the reporting period end**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Budgetary credits - total	920	**820**	14 406	-	(12 186)	2 220
Funds for capital expenses financing		821	14 406	-	(12 186)	2 220
Funds for current expenses financing		822	-	-	-	-

SUPPLEMENT № 2 – Explanatory memorandum to OJSC "VolgaTelecom" accounting statement for 2006

EXPLANATORY MEMORANDUM
to OJSC "VolgaTelecom"
accounting statement
for 2006

1. Table of contents
2. General data (the information presented in this item was not audited)
3. Accounting policy
4. Comparative data
5. Analysis and estimation of balance sheet structure and earnings record (the information presented in this item was not audited)
6. Explanations to essential balance sheet items
   6.1. Property, plant and equipment (item 120 of Balance sheet)
   6.2. Capital investments (item 130 of Balance sheet)
   6.3. Financial investments (items 140 and 250 of Balance sheet)
   6.4. Deferred tax assets (item 145 of Balance sheet)
   6.5. Other non-current assets (item 150 of Balance sheet)
   6.6. Inventories (item 211 of Balance sheet)
   6.7. Long-term accounts receivable of buyers and customers (item 231of Balance sheet)
   6.8. Short-term accounts receivable of buyers and customers (item 241 of Balance sheet)
   6.9. Other accounts receivable the payments on which are expected within 12 months after the reporting date (item 243 of Balance sheet)
   6.10. Charter capital (item 410 of Balance sheet)
   6.11. Treasury stock (item 440 of Balance sheet)
   6.12. Dividends
   6.13. Credits and loans (lines 510 and 610 of Balance sheet)
   6.14. Deferred tax liabilities (item 515 of Balance sheet)
   6.15. Other non-current liabilities (item 520 of Balance sheet)
   6.16. Accounts payable (item 621, 622, 625 and 626 of Balance sheet)
   6.17. Unearned revenue (item 640 of Balance sheet)
   6.18. Provisions of costs to be incurred (item 650 of Balance sheet)
7. Explanations to essential items of income statement
   7.1. Ordinary activities income (item 010 of Income statement)
   7.2. Ordinary activities expenses (item 020 of Income statement)
   7.3. Other income and expenses (items 090 and 100 of Income statement)
   7.4. Income tax expenses (items 141, 142, 150 and 151 of Income statement)
   7.5. Net profit of the reporting period
   7.6. Earnings per share
8. Affiliated entities
9. Segment reporting
10. Non-government pension insurance
11. Discontinuing operation
12. Contingent liabilities
13. Events occurring after the balance sheet date
   13.1. Dividends (the information presented in this item was not audited)
   13.2. Interaction pattern with OJSC "Rostelecom"
   13.3. Tariff regulation
   13.4. Universal telecommunication services
   13.5. Industry legislation change
   13.6. Capital investments
   13.7. Purchase and sale of shares

(RUR thousand, unless otherwise stated.)

2. General data (the information presented in this item was not audited)

Open Joint Stock Company "VolgaTelecom", abbreviated name - OJSC "VolgaTelecom", ITN 5260901817, (hereinafter - the Company) was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of administration of Nizhny Novgorod city, registration № 448. At December 31, 2006 the Company's headcount was 39 353 men (at December 31, 2005 – 47 237 persons).

The Company is registered at the address: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.

As per the obtained licenses the Company carries out the following types of activity:

- Provision of local and intrazonal communication services;
- Provision of local, domestic long-distance and international long-distance communication services via payphones and shared terminals;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450);
- Provision of mobile radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Office fax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Data transfer services provision;
- Provision of telegraph communication services (including "telegram" service, services of AT/Telex network);
- Cable TV services provision;
- Wire broadcasting services provision;
- Provision of TV and radio programs off-air broadcasting services;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to using data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Designing of buildings and constructions of responsibility level II, development of construction documentation sections for construction of buildings and constructions and their groups;
- Construction of buildings and constructions of responsibility level I and II;
- Geodesic and cartography activity;
- Training, improvement of professional skills of technical officers, operational personnel, administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of communication networks and facilities during failures and damages;

- Priority provision of communication services and facilities in the interests of defense, state administration, security, law and order;
- Putting into effect the measures for providing communication services in emergency situations;
- Putting into effect in the established procedure of the plans of communication network mobilization preparation and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;
- Technique maintenance of cryptographic facilities, information encryption, cryptographic facilities distribution;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Use of natural resources;
- Conducting activity on hazardous waste handling;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation.

Data on the registrar:

Name: Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"
Location: Pyatnitskaya street 70, Moscow, 113095, Russia
Mailing address: P.O.Box 162, Kalanchevskaya street 15A, Moscow, 117342, Russia
License number: 10-000-1-00314
Date of the license issue: March 30, 2004
Validity term: unlimited
Body that issued the license: Russia's Federal Financial Markets Service.

Data on the auditor:

Name: Limited Liability Company "Ernst & Young"
Location: Structure 1, Sadovnicheskaya naberezhnaya 77, Moscow, 115035, Russia
Mailing address: Structure 1, Sadovnicheskaya naberezhnaya 77, Moscow, 115035, Russia
E-mail: Moscow@ru.ey.com

Data on the auditor's license:
License number: E002138
Date of issue: September 30, 2002
Validity term: 5 years
Body that issued the license: the Ministry of Finance of the Russian Federation.

The Board of directors' structure comprises:

The Chairman of the Board of directors:

- Kuznetsov Sergey Ivanovich – first deputy to OJSC "Svyazinvest» General Director.

Deputy to the Chairman of the Board of directors:

- Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director.

Members of the Board of directors:

- Andreev Vladimir Alexandrovich – Rector of Povolzhsky state academy of telecommunications and informatics";
- Bulancha Sergey Anatolievich – deputy to the head of Federal telecommunication agency;
- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Svyazinvest";
- Degtyarev Valeryi Victorovich – General Director of CJSC "Professional telecommunications";
- Enin Evgenyi Petrovich – Deputy to the General Director of Non-Commercial Partnership "Russian Institute of directors";
- Morozov Andrey Vladimirovich– lawyer of Moscow representation office of "NCH Advisors, Inc.";
- Savchenko Victor Dmitrievich – director of the Department of legal provision of OJSC "Svyazinvest";
- Slizen Vitalyi Alexandrovich – director of department of state policy in the sphere of information and communication technologies of Russia's Ministry for information and communication;
- Fedorov Oleg Romanovich – executive director of CJSC "Obiedinennaya finansovaya gruppa";
- Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Svyazinvest".

The Company's Management board structure comprises:

The Chairman of the Management Board:

- Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director.

Members of the Management board:

- Astakhova Svetlana Leonidovna – deputy to the General Director of OJSC "VolgaTelecom" – staff director;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director for capital construction;
- Ershov Oleg Vladimirovich – deputy to OJSC "VolgaTelecom" General Director – Commercial director;
- Ketkov Alexander Yulievich – deputy to OJSC "VolgaTelecom" General Director – Technical director;
- Petrov Mikhail Victorovich – deputy to OJSC "VolgaTelecom" General Director;
- Pozdnyakov Denis Vyacheslavovich– First deputy to OJSC "VolgaTelecom" General Director for economics and finances;
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant;
- Ulyanov Vladimir Vasilievich– deputy to OJSC "VolgaTelecom" General Director for security.

The Company's Auditing committee structure comprises:

The Chairman of the Auditing committee:

- Koroleva Olga Grigorievna – chief accountant of OJSC "Svyazinvest".

The Auditing committee's members:

- Belyakova Nataliya Yurievna – Deputy to the director of department of finances of OJSC "Svyazinvest";
- Golubitskyi Bogdan Ivanovich – the head of the section of department for economic planning and budgeting of OJSC "Svyazinvest";
- Zubova Tatiana Yurievna – deputy to the head of the section of methodology of accounting department of OJSC "Svyazinvest".

3. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

Basic approaches to drawing up annual accounting statement

Bookkeeping is maintained in the Company in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of July 23, 1998 , March 28, December 31, 2002, January 10, May 28, June 30, 2003) and "Provision on bookkeeping and accounting statement recording in the Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 and March 24, 2000), and also with effective regulations on bookkeeping.

The Company's accounting statement for 2006 was drawn up in accordance with the same law and regulations on the basis of the assumption that the Company will continue its activity in foreseeable future and has no intention and necessity of liquidation or substantial activity cutting-down, and therefore the obligations will be repaid according to the established procedure.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of currency rates, established by the Russian Federation Central Bank on reporting dates (rubles per a unit of currency):

Foreign currency	December 31, 2005	December 31, 2006
US$	28,7825	26,3311
Euro	34,1850	34,6965
Japanese Yen	0,2453	0,2216

Foreign exchange differences, which occurred during the year under transactions with assets and liabilities and also during their translation in ruble equivalent at the reporting date, are charged to other income and expenses.

In the cash flow statement the ruble equivalent of currency balances at the year beginning and of foreign currency flows during the year are calculated according to official exchange rate effective at December 31, 2006 and correspondingly comparable data are calculated as per the official exchange rate effective at December 31, 2005.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the reporting date. All the other assets and liabilities are represented in the statement as the long-term ones.

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (trademark and copyright).

Trademark and exclusive copyright are depreciated by line method on the basis of the term of useful life of 10 and 5 years correspondingly.

The useful life is defined by a specially established committee and approved as per the established procedure on the basis of the object expected performance life, during which the Company plans to receive economic benefit (income) from its use.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The specified cost was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

Fixed assets (Property, plant and equipment)

Fixed assets objects are accepted for accounting at initial cost.

By the initial cost of fixed assets, acquired for a fee, is accepted the sum of actual costs for acquisition, construction and production, except for value-added tax and other reimbursable taxes (except for the cases established by the Russian Federation legislation).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

In balance sheet the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation.

In the structure of fixed assets, the real property objects which are commissioned and actually used before state registration of property rights for such objects are recognized.

For fixed assets acquired before January 1, 2002 the rates of depreciation deductions were fixed on the basis of Uniform rates of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990. For fixed assets acquired after January 1, 2002 the depreciation deductions for the groups of fixed assets were fixed on the basis of RF Government Regulation №1 of 01.01.2002.

Fixed assets are depreciated by line method on the basis of adopted terms of useful service:

Production buildings	-	From 5 to 100 years
Installations and transfer mechanisms	-	From 5 to 59 years
Communication equipment	-	From 3 to 30 years
Transport vehicles	-	From 3 to10 years
Computers, office and other equipment	-	From 3 to10 years
Other objects	-	From 2 to 30 years

The plots of land are not depreciated.

The objects of housing facilities and land improvement objects, commissioned prior to 2006 are not depreciated. The same objects commissioned in 2006 are depreciated according to general procedure.

The outlays for all types of repairs were included into ordinary activities expenses of the reporting period. The provision for the costs to be incurred for the repair of fixed assets was not established.

Fixed assets, obtained under financial rent (leasing) contracts starting from 2005 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service.

Fixed assets, obtained under financial rent (leasing) contracts in 2004 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service, which is established equal to leasing contract validity term.

In respect of fixed assets obtained before year 2004 by leasing contracts and recognized in the structure of fixed assets, the amortization is calculated by line method, on the basis of the term of useful service with application of accelerated depreciation ratio, stipulated by contract terms and conditions, but not bigger than 3.

Financial investments

Financial investments, for which current market cost is not defined, are reflected in balance sheet at their initial cost.

Initial cost of financial investments:

- acquired for value was defined as the amount of actual expenses of the Company for their acquisition;
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company;
- in the form of investments in the capitals of subsidiary, associated and other companies, constitutes monetary appraisal, coordinated by founders (participants) of these companies.

Financial investments, for which at the end of 2006 steady substantial reduction in value is recognized, were presented in the balance sheet minus provision established for depreciation of financial investments. The amount of the provision was classified as the increase in other expenses.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statement at fair market value at December 31, 2006 by adjusting their valuation. The amount of the adjustment is classified as the increase in other expenses (income).

During the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

Inventories are reflected in the statement at actual prime cost, which is:

- acquisition of inventories for value – the sum of actual costs connected with acquisition, including expenses for bringing them to the state in which they are usable, except for VAT and other reimbursable taxes;
- production of inventories by the organization itself – the sum of actual costs connected with their production;
- receipt of inventories in consideration for contribution to the charter capital of an entity – money value coordinated with founders with due account for the requirements of Law "On joint-stock companies";
- receipt of inventories by the gift contract (on a gratis basis), and also remaining after the retirement of fixed assets and other property - fair market value at the date of reflecting in the accounting records;

- receipt of inventories by contracts stipulating fulfillment of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to transfer by the Organization.

Commodities at retail are reflected at selling prices.

The assets acquired starting from 2006 in respect of which the conditions stipulated in item 4 of Accountancy decree 6/2001 "Fixed assets accounting" are met and which cost is not more than RUR 10 000 per unit are reflected in the structure of inventories.

Retiring inventories (excluding precious metals) are valuated at average prime cost.

Precious materials are charged off at the prime cost of each unit.

Prepaid expenses

Expenses incurred by the Company in the reporting year but relating to the next reporting periods are reflected as the prepaid expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Prepaid expenses related to acquisition and introduction of software products and data bases, subject to amortization later than 12 months after the reporting date are reflected in the balance sheet in the structure of other non-current assets.

Trade receivable

Trade receivable is reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and is defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such.

Receivables from customers for sold services, works, goods, products, fixed assets, inventories and other property, not repaid in the terms stipulated by contracts, and for which appropriate guarantees are not provided, is shown minus doubtful debts provisions.

The amount of provision is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt for communication services is impossible because of large number of subscribers, the provision is established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment for which at the date of the provision establishment is overdue for 90 and more days. As for the debts the payment of which is delayed less than for 90 days the provision is not established.

The social protection bodies' debt for reimbursement of expenses related to granting facilities for telecommunication services is reserved by the results of inventory of debt under contracts (agreements) with social protection bodies.

Provision for doubtful debts is classified as the increase in other costs.

Raised credits and loans

The Company transfers long-term debt under raised credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of loan and (or) credit contract.

The Company recalculates at each reporting date the cost of credits and loans denominated in foreign currency and/or conventional monetary units. The differences appearing at recalculation are charged off to other costs.

Interests received under loans and credits used directly for acquisition, construction of investments assets are charged off to the increase in the value of such investment assets.

Additional outlays incurred in relation to raising credits or loans include the expenses related to:

- rendering of legal and consulting services to the Company;
- provision of agency services on bill and bonded loans floatation to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to raising loans in money form.

Additional outlays related to raising loans and credits, placement of obligation bonds are recognized by the Company as the expenses of the period in which they were incurred.

Interest on raised credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans raised in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is charged to prepaid expenses with further charging off into the structure of other costs on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans raised in money form and raised by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their par value (with discount), then the amount of the discount is charged to prepaid expenses with further charging off into the structure of other costs on a monthly basis by equal shares during the period of the bonds circulation.

Revenue recognition

Sales proceeds of products and services rendering are recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT and discounts granted to customers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company, the specified cost being calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is charged to ordinary activities income.

Dividends in the structure of other income are recognized as they are declared.

Expenditures recognition

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Expenditure records with respect to conducted activity types is organized in accordance with Order №54 of the Ministry of IT and Communications of the Russian Federation of May 02, 2006 "On approval of the procedure of separate record keeping by carriers of income and expenses under conducted activity types, rendered telecommunication services and for electric communication network parts used for these services provision".

Provisions for costs to be incurred

The Company establishes a provision for the payment of coming rest leaves of employees and the provision for costs to be incurred for remuneration by the results of work for a year.

Expenses for establishing provisions are charged to ordinary activities expenses, to the increase in the initial cost of fixed assets objects in the course of construction, and also to the structure of other costs depending on the type of activity of the employees accounted for in calculation of provisions for costs to be incurred.

Expenses for retirement insurance

Social contributions are made through a unified social tax calculated by the Company by the application of a regressive rate (see item 1 of article 241 of the Russian Federation Tax Code). The taxation base of unified social tax is defined as the sum of payment of labor and other remunerations of each employee. The Company allocates the unified social tax to three government extrabudgetary finds: Government Pension

fund of the Russian Federation, Social Insurance fund of the Russian Federation and Compulsory Medical Insurance fund of the Russian Federation.

The Company participates in the program of one-off payment of pecuniary aid in the amount of three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's employees and does not provide for any special funds establishment.

The Company also participates in pension program implemented within the plan of non-government retirement insurance. The amounts of fees are defined on annual basis and they are charged to expenses as they occur. See item 10 of the present Explanatory memorandum.

Changes in the accounting policy of year 2006

The accounting policy applicable in 2006 is the same as was applied in the preceding fiscal year, except for doubtful debts provision accrual with respect to advances paid out and other accounts receivable.

In 2006 the Company accrued doubtful debts provision with respect to advances paid out to suppliers, on the basis of carefulness requirements, the probability of receiving assets (services) under the specified advances being doubtful, and also with respect to other accounts receivable which repayment in full is unlikely. The size of provision was evaluated on an individual basis as applied to the debtors which were significant as such. Expenses on provision establishment are referred to other expenses.

As in 2005 the Company did not establish doubtful debts provision with respect to advances paid out and other accounts receivable, then in order to ensure the principle of comparability of accounting statement indexes the Company adjusted comparable data in the balance sheet, income statement and statement of changes of capital for 2006.

Changes in the accounting policy for 2007

In 2007 in accordance with the new wording of Provision on bookkeeping "Accounting of assets and liabilities denominated in foreign currency" (Provision on bookkeeping 3/2006) approved by order of the Ministry of finances of the Russian Federation № 154 н of November 27, 2006, the procedure of accounting of assets and liabilities is changed, the cost of the specified assets and liabilities being denominated in foreign currency and the assets and liabilities being subject to payment in rubles.

According to the new rules, for the purpose of drawing up of accounting statement the receivables which cost is denominated in foreign currency and subject to payment in rubles, is to be translated in rubles as per foreign exchange official rate established by the Russian Federation Central Bank at the reporting date.

There are no other changes introduced into the accounting policy for 2007, the changes being capable to have material effect on the financial statement.

4. Comparative data

Comparative data in the Company's accounting for 2006 are developed by the adjustment of data of accounting for 2005 to bring them to conformity with accounting indexes for year 2006.

Changes of opening balance sheet at January 1, 2006.

Line code	Balance sheet item at 31.12.2005	Balance sheet item at 01.01.2006	Deviations	Comments
130	803 373	795 576	(7 797)	According to the changes of accounting procedure, fixed assets with cost up to RUR 10 thousand are transferred to inventories to line 211
150	2 505 595	2 503 132	(2 463)	According to the changes of accounting procedure, advances paid out under leasing payments (over 12 months) are transferred from line 232 RUR 950 thousand; Doubtful debt provision is accrued in the amount of RUR 3 413 thousand.
190	27 324 315	27 314 055	(10 260)	Total of lines 130, 150
210	615 818	623 615	+7 797	Total of line 211
211	444 080	451 877	+7 797	According to the changes of accounting procedure, fixed assets with cost up to RUR 10 thousand are transferred to inventories from line 130
230	14 786	13 836	(950)	Total of line 232
232	950	0	(950)	According to the changes of accounting procedure, advances paid out under leasing payments (over 12 months) are transferred to line 150
240	1 769 385	1 754 936	(14 449)	Doubtful debt provision is accrued for line 242 RUR 4 661 thousand; for line 243 RUR 9 788 thousand
242	107 837	103 176	(4 661)	Doubtful debt provision is accrued in the amount of RUR 4 661 thousand
243	210 550	200 762	(9 788)	Doubtful debt provision is accrued in the amount of RUR 9 788 thousand
290	4 499 550	4 491 948	(7 602)	Total of lines 210, 230, 240
300	31 823 865	31 806 003	(17 862)	Total of line 190, 290
460	8 502 660	10 746 158	+2 243 498	Profit for 2005 is transferred from line 470 RUR 2 261 360 thousand; According to the changes of accounting policy doubtful debt provision is accrued in the amount of RUR 17 862 thousand
470	2 261 360	0	(2 261 360)	Profit for 2005 is transferred in line 460 RUR 2 261 360 thousand
490	16 298 720	16 280 858	(17 862)	Doubtful debt provision is accrued with respect to advances Line 150 RUR 3 413 thousand, with respect to other accounts receivable Line 242 RUR 4 661 thousand Line 243 RUR 9 788 thousand
700	31 823 865	31 806 003	(17 862)	Total of line 490

The amount of advances paid out to suppliers and of other accounts receivable was adjusted and also retained profit of past years was adjusted to the amount of doubtful debt provision established as of January 1, 2006 on the basis of requirement of accounting indexes comparability.

Changes of comparative information for 2005 in Income statement.

Line code	Column 3 form 2 for 2005	Column 4 form 2 for 2006	Deviations	Explanations
020	15 333 051	16 059 357	+726 306	Expenses on pecuniary aid, lumpsum remunerations are transferred from line 130
050	6 015 343	5 289 037	(726 306)	Expenses on pecuniary aid, lumpsum remunerations are transferred from line 130
090	229 316	424 675	+195 359	Non-sale and extraordinary income is transferred: From line 120 RUR 200 854 thousand From line 170 RUR 252 thousand, Doubtful debt provision is accrued in the amount of RUR 5 747 thousand
100	791 037	1 510 238	+719 201	Non-sale and extraordinary expenses are transferred: From line 130 RUR 1 445 215 thousand From line 180 RUR 291 thousand, Expenses on pecuniary aid, lumpsum payments are transferred to line 020 RUR 726 307 thousand
120	200 854	-	(200 854)	Non-sale income is transferred to line 090 RUR 200 854 thousand
130	1 445 215	-	(1 445 215)	Non-sale expenses are transferred to line 100 RUR 1 445 215 thousand
140	3 429 804	3 424 017	(5 787)	Total of lines 050, 090, 100, 120, 130, 170, 180
160	2 261 399	-	(2 261 399)	Line 160 "Profit (loss) of ordinary activity" is excluded
170	252	-	(252)	Extraordinary income is transferred to line 090 RUR 252 thousand
180	291	-	(291)	Extraordinary expenses is transferred to line 100 RUR 291 thousand
190	2 261 360	2 255 612	(5 748)	Doubtful debt provision is accrued

In statement for 2006 in accordance with orders №115н and №116н of September 18, 2006 of the Russian Federation Ministry of finances "On introducing changes to the regulations on bookkeeping" the lines for reflecting non-sale earnings and expenses and extraordinary income and expenses were excluded from Income statement. Due to that the Company changed the presentation of comparative data on other income and expenses for 2005. The amounts reflected in 2005 by excluded lines 120 "Non-sale earnings" and 170 "Extraordinary income" are reflected in Income statement for 2006 in line 090 "Other income". The information on other costs is presented in a similar manner.

Other costs for 2005 were adjusted to amount of RUR 5 748 thousand, making doubtful debt provision with respect to advances paid out to suppliers and other accounts receivable, the specified provision being established at January 1, 2006 on the basis of requirement of accounting indexes comparability.

Changes of comparative information for 2005 in Supplement to the balance sheet.

Line code	Column 6 form 5 for 2005	Column 3 form 5 for 2006	Deviations	Explanations
201	3 680 977	3 696 431	+15 454	Buildings are transferred: To line 202 RUR - 648 thousand To line 203 RUR - 306 thousand To line 204 RUR - 17 thousand From line 206 RUR + 17 673 thousand To line 208 RUR - 1 248 thousand
202	12 831 603	12 850 847	+19 244	Constructions are transferred: From line 201 RUR + 648 thousand From line 203 RUR + 19 245 thousand From line 205 RUR + 2 542 thousand From line 206 RUR + 46 thousand To line 208 RUR - 3 237 thousand
203	18 265 316	18 169 625	(95 691)	Machinery and equipment are transferred: From line 201 RUR + 306 thousand To line 202 RUR - 19 245 thousand From line 204 RUR + 6 204 thousand From line 205 RUR + 22 015 thousand, To line 208 RUR - 104 971 thousand
204	475 853	467 201	(8 652)	Transport vehicles are transferred: From line 201 RUR +17 thousand To line 203 RUR - 6 204 thousand To line 208 RUR - 2 465 thousand
205	1 841 728	1 817 335	(24 393)	Computing machinery and office appliances are transferred: To line 202 RUR - 2 542 thousand To line 203 RUR - 22 015 thousand From line 208 RUR + 164 thousand
206	63 216	45 497	(17 719)	Housing facilities are transferred: To line 201 RUR- 17 673 thousand To line 202 RUR - 46 thousand.
208	368 970	480 727	+111 757	Other types of fixed assets are transferred: From line 201 RUR + 1 248 thousand From line. 202 RUR + 3 237 thousand From line 203 RUR +104 971 thousand From line 204 RUR + 2 465 thousand To line 205 RUR - 164 thousand
221	839 928	840 003	+75	To line 222 RUR - 22 thousand To line 223 RUR - 29 thousand To line 224 RUR - 17 thousand From line 226 RUR + 143 thousand
222	4 809 511	4 820 819	+11 308	From line. 221 RUR + 22 thousand From line 223 RUR + 13 164 thousand From line 225 RUR +252 thousand To line 226 RUR -2 130 thousand
223	7 988 975	7 946 886	(42 089)	From line 221 RUR +29 thousand To line 222 RUR -13 164 thousand From line 224 RUR +3 318 thousand From line 225 RUR +7 798 thousand

Line code	Column 6 form 5 for 2005	Column 3 form 5 for 2006	Deviations	Explanations
				To line 226 RUR -40 070 thousand
224	339 370	335 814	(3 556)	From line 221 RUR +17 thousand To line 223 RUR -3 318 thousand To line 226 RUR -255 thousand
225	833 601	825 871	(7 730)	To line 222 RUR -252 thousand To line 223 RUR -7 798 thousand From line 226 RUR +320 thousand
226	229 273	271 265	+41 992	To line 221 RUR -143 thousand From line 222 RUR +2 130 thousand From line 223 RUR +40 070 thousand From line 224 RUR +255 thousand To line 225 RUR -320 thousand

Breakdown of ordinary activities expenses (element-wise):

Line code	For the reporting year form 5 for 2005	For the previous year form 5 for 2006	Deviations	Explanations
601	4 641 181	4 410 706	(230 475)	Expenses on the companies of the group are transferred to item "other expenses" in the amount of RUR 230 475 thousand
602	5 204 912	5 675 096	+470 184	Expenses on collective agreement are transferred from non-sale expenses
603	1 299 343	1 300 820	+1 477	Expenses on collective agreement are transferred from non-sale expenses
605	1 637 500	2 122 620	+485 120	Expenses on collective agreement, transfers to non-government pension fund in the amount of RUR 254 644 thousand are transferred from non-sale expenses, expenses on the companies of the group are transferred from item "Material costs" in the amount of RUR 230 475 thousand
610	15 333 051	16 059 357	+726 306	Total of lines 601, 602, 603, 605

5. Analysis and estimation of balance sheet structure and earnings record (the information presented in this item was not audited)

Analysis and estimation of balance sheet structure

At December 31, 2006 the balance sheet structure is characterized by the following indices:

	01.01.2006	31.12.2006
Cash ratio	0,18	0,03
Working capital ratio	0,71	0,61
Ratio of own current assets supply	-2,45	-3,31
Sales margin, %	24,77	21,85

Cash ratio is calculated as ratio of the amount of monetary funds (item 260 of balance sheet) and short-term financial investments (item 250 of balance sheet) to the amount of current liabilities (item 690 of balance sheet).

Working capital ratio is defined as the ratio of current assets (item 290 of balance sheet) to the amount of current liabilities (item 690 of balance sheet).

Ratio of own current assets supply is calculated as the ratio of own current assets amount (item 490 less item 190 of balance sheet) to the total amount of current assets (item 290 of balance sheet)

Sales margin is calculated as the ratio of sales profit (item 050 of Income statement) in sales proceeds (line 010 of Income statement) in per cent.

Earnings record for 2006

Activity type	Proceeds (line 010 Form № 2)		Prime cost (line 020 Form №2)		Profit (line 050 Form №2)		Earnings record Δ, %
	2006	2005	2006	2005	2006	2006	2005
Communication services	20 366 969	20 787 642	16 137 856	15 610 538	Communication services	20 366 969	20 787 642
Other	1 324 273	560 752	811 903	448 819	Other	1 324 273	560 752
TOTAL:	**21 691 242**	**21 348 394**	**16 949 759**	**16 059 357**	**TOTAL:**	**21 691 242**	**21 348 394**

At 2006 end the sales profit amounted to 4 741 483 with the growth rate of 89,6% vs. the past year.

The decrease in profitability in 2006 vs. 2005 is due to a number of objective reasons:

- change of rules of DLD communication services provision, due to which the Company has lost income from DLD and ILD communication services;
- increase in expenses with higher rates as compared to the rates of income growth due to the renegotiation of contracts with connected operators.

At the year-end pretax earnings amounted to 3 534 205 with the growth rate of 103,2% vs. the past year. Pretax earnings growth was materially affected by the increase in other income (past years profit, detected in the reporting year and doubtful debt provision reestablishment at the cost of compensation from the federal budget for the facilities granted earlier) by 383 607, and also by the decrease in effective interest rate by the raised borrowings.

In 2006 the net profit amounted to 2 453 588, which exceeds the value of the past year by 197 976. The over-fulfillment of net profit plan amounted to 19,1% or 394 048.

Sales margin amounted to 28,0%, which is lower than 2005 year level by 5,1 percentage points.

Pretax earnings margin amounted to 20,85%.

Net profit margin amounted to 14,48%.

The indices of the Company's activity efficiency in 2006 are represented in the table:

Index	Measure unit	2006
Revenue per an employee *,	RUR thousand	503,0
The rate of growth	*%*	*112,2*

Revenue per a line	RUR	4 383,32
The rate of growth	%	*95,2*
Expenses per an employee	RUR thousand	393,1
The rate of growth	%	*116,7*
Expenses per a line	RUR	3 425,17
The rate of growth	%	*99,0*
Sales profit per an employee	RUR thousand	110,0
The rate of growth	%	*98,8*
Sales profit per a line	RUR	958,15
The rate of growth	%	*83,8*
Pretax earnings per an employee	RUR thousand	82,0
The rate of growth	%	*114,1*
Pretax earnings per a line	RUR	714,2
The rate of growth	%	*96,7*
The number of lines per an employee	lines	114,8
The rate of growth	%	*117,9*
Prime cost of 100 rubles of revenue	RUR	78,1
The change	%	*2,9*
EBITDA	RUR million	7 136,6
The rate of growth	%	*105,5*
Share of EBITDA in revenue	%	32,9
The change		*1,2*
* including dual jobholders and non-registered workers		

In 2007 OJSC "VolgaTelecom" foreground goals in financial policy area will be:

- Financial consolidation of the Company's assets;
- Maintaining liquidity (cash and current) at the level achieved as of 31.12.2006;
- Raising transparency and investment attractiveness of the Company;
- Increase in manageability of all assets of the Company.

Within the framework of realization of actions on increasing the liquidity, OJSC "VolgaTelecom" and its associated companies face the following tasks:

- Perfection of assets structure;
- Improvement of borrowed capital structure, while maintaining liabilities duration at the level achieved as of 31.12.2006;
- Program of raising the cost management efficiency (introducing standards of inventory turnover as per the current classification);
- Structure optimization and raising the effectiveness of non-core assets.

The Company's management improved liquidity management actions list fixed in the medium-term financial strategy for the period till 2009 inclusive, the specified list being elaborated earlier in the course of corporate restructuring.

№	Action	Expected impact on financial statement
1	Maintaining debt obligation structure, as related to the correlation between long-term and short-term ones, at the level reached as of 31.12.2006	Maintaining optimum structure of liabilities, fast liquidity ratio at the level of 0,49
2	Financing the Company's investment activity by means of raising long-term (over 1 year) external financing sources	

3	Optimization of procedure of settlements with suppliers and contractors with establishment of optimum correlation between the amount of advances paid out and final debt load calculations	
4	To continue further decrease in the cost of servicing of raised borrowings	Decrease in expenses
5	To increase the Company's proceeds amount up to the scheduled indexes	Increase in own capital

6. Explanations to essential balance sheet items

6.1. Property, plant and equipment (item 120 of balance sheet)

The change of the cost of property, plant and equipment:

	2006	2005
Increase in the cost of the fixed assets, total	5 848 361	5 585 465
Including due to:		
Acquisition of new objects	548 277	655 800
Construction, upgrading and reconstruction of operating capacities	5 266 676	4 805 115
Objects' entering in accounting records, by the results of inventory	4 441	1 697
Receipts under leasing (off-balance-sheet)	25 642	110 154
Other receipts	3 325	12 699
Reduction (retirement) of the cost of the fixed assets, total	(622 718)	(866 552)
Including due to:		
Sales of fixed assets	(31 566)	(37 624)
Writing off of fixed assets	(582 296)	(743 581)
Compensation-free transfer of fixed assets	(4 557)	(73 631)
Other retirement	(4 299)	(11 716)
Change of depreciation, total	(2 376 344)	(2 012 016)
Charged depreciation for the period	(2 864 599)	(2 674 656)
Accrued depreciation for acquired fixed assets	(28 614)	(28 354)
Depreciation for realized objects	20 410	20 893
Depreciation for written off objects	493 843	631 537
Depreciation for other retirements of objects	2 616	38 564
Total change of the cost of the fixed assets	**2 849 299**	**2 706 897**

The major portion - 72,9% of the acquired fixed assets is the equipment of communication networks, switches, transfer mechanisms, computing machinery; the major portion of constructed fixed assets objects - 78% - is communication lines, switches, and other equipment of telecommunication networks.

As of 31.12.2006 the Company's fixed assets for the sum of 3 104 920 are pledged with banks to assure future payments under bank loan contracts.

Fixed assets obtained under leasing contracts

As of December 31, 2006 the Company concluded 129 contracts of financial rent (leasing) (rent of switches and other telecommunication equipment). The terms of lease are from 24 to 132 months.

The cost of fixed assets obtained under leasing contracts and reflected in the structure of item 120 of Balance sheet:

	At 01.01.2006	At 31.12.2006
Fixed assets in the Company's balance:		
original cost of fixed assets	2 521 304	3 470 998
charged depreciation for fixed assets	(1 129 624)	(1 391 780)

balance sheet value of fixed assets	1 391 680	2 079 218
Fixed assets in lessor's balance:		
contract value of fixed assets	66 106	42 855

The amounts of leasing payments to be incurred

The term of payments	The amounts of payments, total	Including for fixed assets in the Company's balance (are reflected in the structure of liabilities in items 520 and 620 of Balance sheet net of paid out advances reflected in item 150 of Balance sheet)
2007	1 151 871	1 151 871
2008 - 2012	883 634	883 634
TOTAL:	2 035 505	2 035 505

6.2. Capital investments (item 130 of Balance sheet)

	At 01.01.2006	At 31.12.2006
Investments into non-current assets, total:	712 250	703 427
Including: Construction, modernization and reconstruction of fixed assets objects	657 086	678 085
Acquisition of separate objects of fixed assets	24 283	25 252
Acquisition of fixed assets under leasing contracts	30 847	-
other	34	90
Equipment for installation	83 326	55 688
TOTAL:	**795 576**	**759 115**

The Company is constructing and re-constructing the objects of traditional telephony, telecommunication infrastructure objects in order to render services, constructing and reconstructing buildings, constructions and other real estate objects, transmission lines; it is constructing, extending and upgrading telecommunication networks for value-added services, informational technologies provision.

From the total amount of capital costs of 2006 capital investments in the amount of 172 844 were made in order to adjust the Company's networks in accordance with regulations requirements for electric communication networks construction and traffic transit.

In 2006 capital costs amounted to 5 891 462, fixed assets worth 5 814 953 were commissioned, worth 101 263 - transferred to leasing, worth 11 705 - written off and realized.

6.3. Financial investments (items 140 and 250 of Balance sheet)

Section 5 of form №5 "Supplements to balance sheet" provides the information about the value of financial investments by the types, including financial investments value which had been adjusted to the current market value as of December 31, 2006.

Contributions to charter capitals of subsidiary, associated and other companies and other long-term financial investments (items 141, 142, 143,144 of Balance sheet)

Basic investments of the Company to charter capitals of subsidiary, associated, and other companies:

Company's name	Activity type	The value of investments as of 31.12.2006	Share in charter capital, %	Share of voting stock, %
Subsidiary companies				
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
LLC "Vyatkasvyazservice"	Paging communication	18	100	-
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166	60	60
CJSC "RTCOM"	Telecommunication services	10 129	100	100
OJSC "ICN "Omrix"	Telecommunication services	489	74	74
LLC "Nizhegorodskyi Teleservice"	Telecommunication services	43 728	100	-
CJSC ""Nizhegorodskaya Sotovaya Svyaz"	Cellular communication services	651 974	100	100
OJSC "TATINCOM – T"	Cellular communication services, GSM	473 936	50+1 share	50+1 share
CJSC "Transsvyaz"	Local communication services	6 202	100	100
CJSC "Saratov-Mobile"	Cellular communication services	242 996	100	100
CJSC "Penza Mobile"	Cellular communication services	117 683	100	100
CJSC "Chuvashiya Mobile"	Cellular communication services	272 566	100	100
CJSC "Nizhegorodteleservice"	Establishment and exploitation of integral system	3 702	80	80
Depreciation provision		-		
Total item 141 of Balance sheet:		**1 888 459**		
Associated companies				
CJSC Commercial Bank "C-Bank"	Banking services	5 980	42	42
CJSC "Narodnyi telephone Saratov"	Telecommunication services	50	50+1	50+1
CJSC "Samara-Telecom"	Local communication services	75	28	28
LLC "Agrofirm Reanta"	Commercial services	2	21	-
CJSC "Nizhegorodskyi radiotelephone	Fixed-line and wireless radio communication services	50	50	50
CJSC "Chery Page"	Paging communication	114	50	50
CJSC "Ericsson svyaz		11	24	24
Depreciation provision		(11)		
Total item 142 of Balance sheet:		**6 271**		
Financial investments in other organizations		67 469		
Depreciation provision		(195)		
Total item 143 of Balance sheet:		**67 274**		
Other long-term financial investments (item 144 of Balance sheet)		179 705		
TOTAL: (sum of Balance sheet items 141, 142, 143,144)		**2 141 709**		

Income received in the form of dividends from long-term financial investments is reflected in item "Income from participation in other organizations" in Income statement, in the amount of 47 074 (in year 2005 - 34 720).

According to the resolutions of the Company's Board of directors of 18.01.2006, 21.04.2006, 31.05.2006, 20.06.2006 and 26.06.2006 in 2006 the Company acquired 0,334 % of shares of OJSC "National television company "ZVEZDA" (hereinafter - OJSC "NTC "ZVEZDA") (352 pieces of ordinary shares of additional

issue), 40% of shares of CJSC "Nizhegorodteleservice" (120 000 pieces of ordinary shares), 20% of shares of CJSC "Transsvyaz" (800 pieces of ordinary shares), 50% of shares of CJSC "Saratov-Mobile" (3 300 726 pieces of ordinary shares), 70% of shares of CJSC "Chuvashiya Mobile" (1 171 000 pieces of ordinary shares) and 60% of shares of CJSC "Penza Mobile" (1 815 000 pieces of ordinary shares) for 47 680,5; 2 500; 1 987,4; 239 416; 271 785,4; and 116 190 correspondingly. The shares of CJSC "Saratov-Mobile", CJSC "Chuvashiya Mobile" and CJSC "Penza Mobile" are acquired for the purpose of OJSC "VolgaTelecom" providing cellular communication services respectively in the territory of the Republic of Chuvashiya, Saratov and Penza oblasts, establishment of unified roaming space in the territory of the Volga region, and also in order to implement OJSC "VolgaTelecom" GSM standard cellular business development strategy; CJSC "Nizhegorodteleservice" shares- in order to extend the zone of data transfer and telematic services provision by OJSC "VolgaTelecom"; CJSC "Transsvyaz" shares- to extend coverage area with respect to OJSC "VolgaTelecom" local telephone communication services, and participation in OJSC "NTC "ZVEZDA" which started broadcasting in February 2005 – is for the Company's business development, content formation and television broadcasting on the basis of using ample advertising opportunities, granted by the company. Records in shareholders registers, confirming the transfer of ownership right for the specified securities are made on 23.01.2006, 11.08.2006, 11.08.2006 and 18.09.2006.

In October 2006 the Company and Open Joint Stock Company "Euroasiatskiy bank of economic development" (hereinafter - OJSC "Joint-Stock bank "Eurasia") concluded contract of purchase and sale of OJSC "Joint-Stock bank "Eurasia" shares belonging to the Company. Income from sale amounted to 5,5 and is reflected in item 090 "other income" of Income statement.

In July 2006 the Company disaffiliated with the structure of participants of LLC "PAKT" in fulfillment of the Board of directors' resolution of 09.06.2006 in accordance with effective legislation.

In November 2006 the Company terminated its participation in LLC "IZHCOM" on the basis of the Board of directors' resolution of 07.11.2006. The loss related to the disaffiliation amounted to 4 471,1.

In November 2006 the Company terminated its participation in CJSC "TeleSvyazInform" on the basis of the Board of directors' resolution of 07.11.2006. The loss related to the disaffiliation amounted to 3,8.

In December 2006 the Company acquired the debt of subsidiary companies - CJSC "Saratov-Mobile", CJSC "Penza Mobile", CJSC "Chuvashiya Mobile" from "Vostok Mobile Volga" company for 139 774. As of December 31, 2006 the debt of "Saratov-Mobile", CJSC "Penza Mobile", CJSC "Chuvashiya Mobile" is reflected in the structure of item 144 "other long-term financial investments" and amounted to 117 482; 5 988 and 53 346 accordingly.

Loans granted to other organizations (reflected in the structure of item 250 of Balance sheet)

Loans granted by the Company as of December 31, 2006:

Borrower's name	Loan amount	Repayment period	Annual rate, interests	Obtained guarantee (asset name/value)
Short-term loans				
CJSC "Nizhegorodskyi radio telephone"	2 925	29. 06. 2004	13	Fixed assets to the amount of 2 913,5.

Change of valuation of financial investments in 2006

In 2006 the Company adjusted to fair market value its financial investments in the following securities:

Securities	Value as of 01.01.2006	Value as of 31.12.2006	Change of valuation	Referred to the structure of
Value adjustment, total:	2 137	5 437	3 300	Other income
including				

Shares of OJSC "RF Savings Bank"	2 137	5 437	3 300	Other income

Data on provision for depreciation of financial investments in year 2006

Financial investments	Provision as of 01.01.2006	Provision established in 2006	Provision used in 2006	Provision reestablished in 2006	Provision as of 31.12.2006
Provision, total	**216**	-	-	**10**	**206**
including					
JS Commercial Bank of Mordoviya "MarPrombank"	60	-	-	-	60
CJSC "Orencard"	50	-	-	-	50
LLC "Samara payphone"	10	-	-	-	10
CJSC "Zamok Sheremetieva"	17	-	-	-	17
CJSC "TeleSvyazInform"	10	-	-	10	-
CJSC "Ericsson svyaz"	11	-	-	-	11
LLC "EKAD"	58	-	-	-	58

6.4. Deferred tax assets (item 145 of Balance sheet)

Flow of deferred tax assets in 2006:

Balance as of 01.01.2006	200 918
Created in the reporting period for deducted temporary differences	553 713
Repaid to reduce tax payments	477 711
Written off at retirement of objects for which they were created	-
Balance as of 31.12.2006 (total item 145 of Balance sheet)	276 920

6.5. Other non-current assets (item 150 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Advances paid on account of settlements for acquisition and creation of non-current assets	695 467	711 443
Prepaid expenses for acquisition of software products and databases	1 807 665	2 677 124
Total item 150 of Balance sheet	**2 503 132**	**3 388 567**

Oracle E-Business Suite software

The Company's costs of purchase and roll-out of "Oracle E-Business Suite" software (hereinafter OEBS) for the management of an enterprise are reflected within the structure of prepaid expenses for the acquisition of software products and data bases:

	As of 01.01.2006	As of 31.12.2006
The cost of Oracle E-Business licenses and expenses on roll-out	909 597	974 974

The Company started commercial operation of EPR of OEBS system as related to non-current assets accounting, release № 1 within the framework of the first stage of roll-out in Kirov branch and General directorate from December 30, 2005. In 2006 the introduction was made in all branches of the Company.

In 2006 the Company exploits OEBS as related to arrangement of organizational and personnel records, and of non-current assets accounting.

Starting from January 2006, the Company starts to write off OEBS software acquisition and roll-out costs forming prepaid expenses to the structure of current expenses.

The write-off will be carried out to the structure of ordinary activity expenses during useful service, established within the limit of 10 years.

The Company expects to carry out complete roll-out of the system in 2008 and 2009.

Amdocs Billing Suite software

The Company's cost of purchase of "Amdocs Billing Suite" software for the purpose of unified computerized settlements system implementation is reflected within the structure of non-current assets-prepaid expenses for the acquisition and roll-out of software products and databases:

	As of 01.01.2006	As of 31.12.2006
The cost of Amdocs Billing Suite licenses	647 291	644 632
Roll-out expenses	73 002	431 464
TOTAL:	**720 293**	**1 076 096**

The project of implementation of unified computerized settlements system on the basis of "Amdocs Billing Suite" platform is planned for 4-5 years.

The start of system roll-out operations is planned since 2008.
"Amdocs Billing Suite" software is delivered by LLC "IBM Eastern Europe/Asia", to which the Company transferred its own notes in hand in number of 18 pieces for the sum of 755 622 as a security of settlements. As of December 31, 2006 the Company's accounts payable under the notes in hand is repaid in full.

The costs of acquisition and roll-out of "Amdocs Billing Suite" software will be written off to the structure of ordinary activities expenses after the beginning of software operation proportionally to the cost of implemented modules during the modules' useful service period established within the limits of 10 years.

HP OpenView IUM Hewlett-Packard software

The Company's cost of purchase of "HP OpenView IUM Hewlett-Packard" company software for the purpose of data collection and processing system roll-out is reflected within the structure of prepaid expenses for the acquisition and roll-out of software products and databases:

	As of 01.01.2006	As of 31.12.2006
The cost of HP OpenView IUM Hewlett-Packard licenses	-	356 411
Roll-out expenses	-	28 432
TOTAL:	-	**384 843**

The software is delivered by CJSC "ISG". Roll-out operations are scheduled for the period from 2006 till 2008.

The Company transferred its own promissory notes in number of 10 pieces for the sum of 464 436 as a

security of settlements. The repayment of promissory notes is scheduled for the period from 2007 till 2009.

6.6. Inventories (item 211 of Balance sheet)

The structure of raw materials, supplies and other similar values (item 211 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Cable	130 432	141 716
Fuel	8 823	6 908
Spare parts	56 175	59 960
Supplies transferred for processing to a third party	1 553	13 450
Construction materials	51 101	30 455
Inventory and economic accessories	31 811	25 578
Other	171 982	185 441
TOTAL:	**451 877**	**463 508**

As of December 31, 2006 the inventories were not pledged.

6.7. Long-term accounts receivable of buyers and customers (item 231 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements with buyers and customers under non-core types of activity	2 176	1 223
Settlements for realized assets	143	63
TOTAL:	**2 319**	**1 286**

6.8. Short-term accounts receivable of buyers and customers (item 241 of Balance sheet)

	Backlog total	Provision for doubtful debts	Backlog, less the provision for doubtful debts
As of 01.01. 2006			
Settlements with natural persons (for communication services)	869 930	63 707	806 223
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	957 457	957 443	14
Settlements with budgetary organizations for communication services	145 012	32 787	112 225
Settlements for commercial organizations' services (excluding communication services providers)	281 106	53 296	227 810
Settlements with communication services providers for communication services	252 644	56 758	195 886
Settlements with buyers and customers for non-core types of activity	97 173	14 647	82 526
Settlements for realized assets	32 954	6 839	26 115
Settlements with client state for civil defense	334	135	199
TOTAL as of 01.01.2006:	**2 636 610**	**1 185 612**	**1 450 998**
As of 31.12.2006			
Settlements with natural persons (for communication services)	868 295	108 376	759 919

Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	476 036	476 036	-
Settlements with budgetary organizations for communication services	113 399	12 892	100 507
Settlements for commercial organizations' services (excluding communication services providers)	386 223	82 134	304 089
Settlements with communication services providers for communication services	831 819	95 072	736 747
Settlements with buyers and customers for non-core types of activity	86 766	21 328	65 438
Settlements for realized assets	11 715	547	11 168
Settlements with client state for civil defense	363	27	336
TOTAL as of 31.12.2006:	**2 774 616**	**796 412**	**1 978 204**

Social protection bodies debt for the reimbursement of expenses, connected with granting privileges to some categories of subscribers amounts to 17,2 % of the total sum of accounts receivable of buyers as of December 31, 2006 (36,3 % as of January 01, 2006).

In 2006 the Company recovered 474 000 from budget as recovery of debt on repayment of expenses connected with granting privileges to some categories of subscribers.

In December 2006 the Company assessed the probability of repayment of debt on reimbursement of expenses connected with granting privileges to some categories of subscribers, and taking into account possible debt repayment in a judicial procedure, accrued provision for doubtful debts in the amount of

476 036 which made 100% of the total amount of social protection bodies debt as of December 31, 2006.

6.9. Other accounts receivable the payments on which are expected within 12 months after the reporting date (item 243 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements for taxes and dues	12 032	460 840
Settlements for social insurance and security	11 851	12 512
Settlements with personnel for remuneration of labor	59	151
Settlements with accountable persons	1 601	1 967
Settlements with personnel for other operations	7 979	5 468
Settlements with different debtors:	167 240	137 403
Settlements with law and commission agents	109 676	60 539
Settlements for due income	5 492	5 875
Settlements for claims	1 464	6 169
Settlements for property and personal insurance	354	18
Settlements for investments	45	-
Other	59 997	87 301
Provision for doubtful debts by other accounts receivable	(9 788)	(22 499)
Total item 243 of Balance sheet	**200 762**	**618 341**

6.10. Charter capital (item 410 of Balance sheet)

The charter capital amounts to RUR 1 639 765 and consists of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred type A shares with par value of RUR 5 each.

Stockholders	Ordinary shares		Preferred shares	
	Quantity (pieces)	Par value of placed shares, RUR	Quantity (pieces)	Par value of placed shares, RUR
Legal entities, total:	**236 012 545**	**1 180 062 725**	**63 220 280**	**316 101 400**
Including:				
OJSC "Svyazinvest"	124 633 745	623 168 725	-	-
Subsidiary and associated companies	239 246	1 196 230	17 481	87 405
including:				
Closed Joint Stock Company "Commercial bank "C-Bank"	239 246	1 196 230	17 481	87 405
Other legal entities, total	111 139 554	555 697 770	63 202 799	316 013 995
Among them:				
"ING Bank (Eurasia)CJSC" (Closed Joint Stock Company)	51 098 941	255 494 705	29 222 241	146 111 205
Closed Joint Stock Company "Depositary-clearing company"	19 131 606	95 658 030	20 326 390	101 631 950
Noncommercial partnership "National depositary center"	13 318 599	66 592 995	5 079 251	25 396 255
Closed Joint Stock Company Commercial bank "CITYBANK"	6 769 844	33 849 220	2 900 293	14 501 465
Closed Joint Stock Company "Raiffeisenbank Austria"	5 284 468	26 422 340	680 947	3 404 735
Commercial bank "JPMorgan Bank International" (Limited liability company)	4 415 700	22 078 500	1 262 306	6 311 530
Open Joint Stock Company "RTK-Leasing"	3 528 547	17 642 735	-	-
Closed Joint Stock Company "UBS Nominees"	3 297 961	16 489 805	104 753	523 765
Other	4 293 888	21 469 440	3 626 618	18 133 090
Natural persons, total:	**9 957 045**	**49 785 225**	**18 763 124**	**93 815 620**
The Company's employees	1 359 919	6 799 595	5 487 671	27 438 355
other	8 597 126	42 985 630	13 275 453	66 377 265
TOTAL	**245 969 590**	**1 229 847 950**	**81 983 404**	**409 917 020**

As of December 31, 2005 the Company's charter capital is completely paid.

Preferred shares do not grant the right to vote, except for the cases stipulated in the Company's charter and by the Russian Federation current legislation.

Total amount paid as dividend under each preferred type A share is established in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares, which make 25% of the Company's charter capital. Besides, if the sum of the dividends paid by the Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

6.11. Treasury stock (item 440 of Balance sheet)

As of December 31, 2006 the Company did not have treasury stock.

6.12. Dividends

In 2006 it was declared in accordance with General shareholders meeting resolution to pay dividends for the year ended on December 31, 2005 in the amount of RUR 1,4744 per one ordinary share and RUR 2,7583 per

one preferred share. The amount of dividends due to payment was 588 792.

Kind of shares	Number of shares (pieces)	Dividend per a share (RUR)	Total amount of dividends (RUR)
Preferred type A shares	81 983 404	2,7583	226 134 844
Ordinary shares	245 969 590	1,4744	362 657 563
TOTAL:	**327 952 994**		**588 792 407**

In the attached financial statement dividends for 2006 are not reflected. They will be reflected as the use of non-distributed profit during the year ending December 31, 2007 after their approval at the annual general meeting of Company's shareholders.

6.13. Credits and loans (lines 510 and 610 of Balance sheet)

	Long-term (items 511 and 512 of Balance sheet)		**Short-term (items 611 and 612 of Balance sheet)**	
	01.01.2006	**31.12.2006**	**01.01.2006**	**31.12.2006**
Credits, total (items 511 and 611 of Balance sheet):	**1 925 150**	**320 000**	**1 004 024**	**1 318 926**
Including:				
RF Savings Bank	1 925 150	-	499 353	600 111
Gazprombank Joint-Stock bank CJSC	-	-	504 671	440 349
International Moscow's Bank	-	320 000	-	278 466
Loans, total (reflected in the structure of items 512 and 612 of Balance sheet):	**56 261**	**287 237**	**232 187**	**67 458**
including:				
Vnesheconombank	8 041	132 965	198 001	33 238
Department of finances of Penza oblast	2 220	-	12 186	2 220
Fund "Sozidanie"	46 000	154 272	22 000	32 000
Bonded loans (reflected in the structure of items 512 and 612 of Balance sheet)	**5 359 458**	**8 358 098**	**1 053 387**	**54 634**
TOTAL:	**7 340 869**	**8 965 335**	**2 289 598**	**1 441 018**

Short-term debt (items 611 and 612 of Balance sheet)

Loans (item 612 of Balance sheet)

Borrowed liabilities to the Russian Federation Ministry of Finance
In 1995-1996 the Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers. Vnesheconombank acted as an agent, crediting the Company in the name of the Russian Federation government. The currency of the contract is Euro. In July 2005 the Russian Federation Ministry of Finance brought a suit against the Company claiming immediate repayment of overdue debt which as of the date of bringing the suite was 226 890 (Euro 6 637 thousand).

In December 2006 at the stage of judgment proceedings the Company concluded amicable agreement with the Russian Federation Ministry of Finance, the terms and conditions of the agreement being approved by

Nizhny Novgorod oblast Arbitration court on March 21, 2007. Amicable agreement is effective from December 27, 2006 and stipulates debt settlement by means of its restructuring with simultaneous writing-off of the debt in the amount of penalty interest charged due to untimely fulfillment of monetary obligations. The restructured debt settlement will be carried out annually by equal shares till January 01, 2012.

Income from writing-off of penalty interest in the amount of 92 111 (Euro 2 661,7 thousand) is reflected in the structure of other income of the Company for 2006 as the income from accounts payable writing-off. (explanations to item 090 of Income statement, item 7.3).

As of December 31, 2006 the total amount of restructured debt to the Russian Federation Ministry of finance is 166 203 (Euro 4 790,3 thousand), including short-term part of the loan 33 238 (Euro 958 thousand). Long-term part of restructured debt amounts to 132 965 and is reflected in the structure of item 512 of Balance sheet. Interest under restructured debt is charged in the amount of 2% per annum and is subject to payment annually, not later than December 31of the relevant year.

In order to ensure liabilities under amicable agreement the Company concluded the contract of pledge of property with the Russian Federation Ministry of Finance for the total mortgage value 388 559.

Bonded loans

In February 2003 the Company registered the issue of 1 000 000 paper coupon bearer bonds of the par value of RUR 1 000 each. The bonds have 12 interest coupons. The payments by the first coupon are made on the 91-st day since the date of the Bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by the first and the second coupons is defined in the amount of 4,75% per annum , by the third and the fourth coupons in the amount of 16,5% per annum , by the fifth – the tenth coupons – 15% per annum , by the eleventh and the twelfth coupons – 13% per annum .

The Bonds were due to repayment in February 2006, on the 1096-th day since the date of their placement. In 2005 the Company met in full the obligation on repayment of coupon yield by the eighth bond coupon – 37 810, by the ninth bond coupon - 37 400, by the tenth bond coupon - 37 400, by the eleventh bond coupon - 32 410.

In February 2006 the Company repaid and redeemed par value of paper interest-bearing bonds of BT-1 series. The twelfth coupon yield payments amounted to – 32 770. The total size of coupon yield amounted to 177 790. The obligation is met in the term, stipulated by the decision on the issue and the securities Offering memorandum.

Credits (item 611 of Balance sheet)

<u>Savings bank</u>

Short- term credit indebtedness to Savings bank is presented mainly by ruble credits, received in 2006. The dates of repayment are 2007. The rate of credits amounted to 6,75% annually. As of December 31, 2006 the debt amounted to 600 111. The security for the specified credits are fixed assets to the amount of 1 360 429.

<u>GAZprombank</u>

Short-term credit indebtedness to GAZprombank is presented by ruble credit, received in 2006. The date of credit repayment is 2007. The rate by the credit was 9% annually. As of December 31, 2006 the debt amounted to 440 349. There was no security for the specified credit.

<u>International Moscow Bank</u>

Short-term credit indebtedness to International Moscow Bank is presented by ruble credits received in 2006. The dates of credit repayment are 2007-2008. The rate by credits amounts to 7,5% annually. As of December 31, 2006 the debt amounted to 278 466. The security for the specified credits are fixed assets to the amount of 1 725 001.

Long-term debt (items 511 and 512 of Balance sheet)

Loans (item 512 of Balance sheet)

Bonded loans

On November 22, 2005 OJSC "VolgaTelecom" Board of directors made the decision on the approval of the start date of placing inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory centralized storage – December 6, 2005. The issues of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds with obligatory centralized storage of series BT-2 and BT-3 are registered on November 10, 2005 by the resolution of Federal Financial Markets Service of Russia. The state registration number of the issue of bonds of BT-2 series is 4-44-00137-A; of BT-3 series is 4-45-00137-A.

The bonded loans were placed on December 6, 2005 at stock exchange MICEX by means of public offering. The bonds maturity term is 5 years.

Issues identification features:

BT-2 series. Inconvertible interest bearing certified bearer bonds with obligatory centralized custody of BT-2 series in the amount of 3 000 000 (Three million) pieces, the par value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR three billion. The interest rate for the 1-st coupon of loan of BT-2 series is defined in the amount of 8,20% annually. Effective profitability by redemption – 8,37% annually.
The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

BT-3 series. Inconvertible interest bearing certified bearer bonds with obligatory centralized custody of BT-3 series in the amount of 2 300 000 (Two million three hundred thousand) pieces, the par value of each bond is RUR 1000 (One thousand). The total amount of the issue is RUR two billion three hundred million. The interest rate for the 1-st coupon of loan of BT-3 series bonds is defined in the amount of 8,50% annually. Effective profitability by redemption – 8,68 % annually.

The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue;
- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

On September 12, 2006 the Company placed 3 000 000 (Three million) inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (state registration number 4-46-00137-A of 06.06.2006), the par value of each bond is RUR 1000 (One thousand). State registration of the report on the results of the securities issue was carried out by Russia's FFMS on October 19, 2006.

The bonds have 28 (twenty eight) coupons. The payments by the first coupon are made on the 91-st day

since the date of the bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by coupons is defined in the amount of 7,99 % per annum . The first 20% of the par value of the issue bonds are subject to retirement on the 1820-th day since the date of the bonds placement start; the second 20% of the par value of the issue bonds are subject to retirement on the 2002-nd day since the date of the bonds placement start; the third 20% of the par value of the issue bonds are subject to retirement on the 2184-th day since the date of the bonds placement start; the fourth 20% of the par value of the issue bonds are subject to retirement on the 2366-th day since the date of the bonds placement start, the fifth 20% of the par value of the issue bonds are subject to retirement on the 2548-th day since the date of the bonds placement start.

The funds received from the issue of BT-4 series bonds will be allocated for the following purposes:

Intended use	Amount, RUR
Credit portfolio restructuring for the purpose of its replacing by cheaper means of the bonded loan	2 355 150 000,00
Investment activity expenses according to investment plan of 2006	330 531 549,46
Long-term financial investments (purchase of shares of CJSC "Penza Mobile", "Chuvashiya Mobile", "Saratov- Mobile")	313 748 450,54
Committee for BT-4 series bonded loan	570 000,00

Issued bonds of BT-4 series provide the offer which allows the bonds holders to present them to the Company on September 10, 2009.

The offer is also provided under the bonds of BT-2 series, the specified offer allowing the bonds holders to present them to the Company on December 04, 2008.

On June 06, 2006 the Company met the obligation on coupon yield payment by the first coupon of bonds of BT-2 and BT-3 series. Total amount of coupon yield under BT-2 bonds was 122 670. The amount of coupon yield charged per a bond – RUR 40,89. Total amount of coupon yield under BT-3 bonds was 97 474. The amount of coupon yield charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

On December 05, 2006 the Company met the obligation on coupon yield payment by the second coupon of BT-2 and BT-3 series bonds. Total amount of coupon yield under BT-2 bonds was 122 670. The amount of coupon yield charged per a bond – RUR 40,89. Total amount of coupon yield under BT-3 bonds was 97 474. The amount of coupon yield charged per a bond – RUR 42,38. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

On December 12, 2006 the Company met the obligation on coupon yield payment by the first coupon of BT-4 series bonds. Total amount of coupon yield was 59 760. The amount of coupon yield charged per a bond – RUR 19,92. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

<u>Fund "Sozidanie"</u>

In 2005 and 2006 loan contracts were concluded with the Fund of support of social and economic programs "Sozidanie". Contract expiration dates are 2009 - 2011. The loan is granted on a flat basis. As of December 31, 2006 the debt amounts to 154 272.

Credits (item 511 of Balance sheet)

International Moscow Bank

The Company's long-term debt to International Moscow Bank is presented by ruble credit obtained in 2006. The expiration term of the contract is 2008. The interests by the specified contract are charged at the rate of 8,6 % annually.
As of December 31, 2006 the debt amounted to 320 000.

The schedule of long-term credits and loans repayment as of December 31, 2006:

	Credits and loans	Bonded loans	Total
In 2008	408 241	1 062 000	1 470 241
In 2009	89 361	2 154 052	2 243 413
In 2010	66 361	2 120 000	2 186 361
After 2011	43 274	3 022 046	3 065 320
TOTAL:	**607 237**	**8 358 098**	**8 965 335**

The Company's expenses related to obtaining and using loans and credits are referred:

	2006	2005
To the structure of other expenses	735 967	829 016
To the investment assets value	23 946	115 037
TOTAL:	**759 913**	**944 053**

6.14. Deferred tax liabilities (item 515 of Balance sheet)

Flow of deferred tax liabilities in 2006:

Balance as of 01.01.2006	712 558
Created in the reporting period for taxable temporary differences	349 845
Repaid for the increase of tax payments	42 741
Written off at the retirement of objects for which they have been created	539
Balance as of 31.12.2006	**1 019 123**

6.15. Other non-current liabilities (item 520 of Balance sheet)

	As of 01.01.2006	As of 31.12. 2006
Settlements with suppliers and contractors, including:	1 109 919	1 221 226
- settlements by leasing payments	1 092 307	884 320
- promissory notes granted	-	336 906
- other settlements	17 612	-
Long-term part of the debt for taxes and dues	147	-
TOTAL:	**1 110 066**	**1 221 226**

As compared to the previous year the long-term accounts payable increased by 111 160 which is mainly connected with the change of debt under leasing contracts.
As of December 31, 2006 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

6.16. Accounts payable (items 621, 622, 625 and 626 of Balance sheet)

Suppliers and contractors (item 621 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements with suppliers and contractors for the equipment for installation	605 481	824 038
including:		
ALCATEL	6 418	25 650

	As of 01.01.2006	As of 31.12.2006
ISKRATEL	19 430	-
SIEMENS AG	5 533	-
CJSC "Beto-Huawai"	23 043	3 841
ERICSSON NT	1 046	-
LLC "NPO ATS"	23 471	-
LLC "Technoserv A/S"	178 465	362 615
ALSiTEK Company	54 553	45 059
LLC "Rekonda Intercom"	66 400	7 519
CJSC "Ramax International"	39 383	-
LLC "Ard Sadcom Service"	12 168	-
CJSC "Open technologies 98"	45 545	7 685
LLC "Connect Plus"	-	90 884
CJSC "ASG"	-	20 642
LLC "USP Compulink"	-	69 543
other	130 026	190 600
Settlements under leasing	623 156	1 461 473
including:		
OJSC "RTK-Leasing"	601 260	1 461 135
LLC "Promsvyazleasing"	21 558	-
other	338	338
Settlements with suppliers and contractors for capital construction	223 739	293 247
Settlements with OJSC "Rostelecom"	108 008	-
Settlements with other communication services providers	28 596	419 721
Settlements with suppliers and contractors for supplies	18 162	88 439
Settlements with suppliers and contractors for the repair services	14 269	26 059
Settlements with suppliers and contractors for public utility services	9 780	18 760
Settlements with suppliers and contractors for intangible assets	193 371	261 774
Other settlements	235 067	141 929
Total item 621 of Balance sheet	**2 059 629**	**3 535 440**

Advances received (item 622 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Advances received from natural persons	107 144	105 869
Advances received from budgetary organizations	47 025	52 780
Advances received from non-budgetary organizations	126 448	118 755
Advances received from communication services providers	7 986	10 561
Other received advances	29 054	43 588
Total item 622 of Balance sheet	**317 657**	**331 553**

Settlements with budget for taxes and dues (item 625 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
VAT settlements	202 697	-
Income tax settlements	72 102	53
Natural persons income tax settlements	12 814	10 322
Property tax settlements	111 388	117 547
Transport tax settlements	494	2 042
Land tax settlements	21	3 134
Unified tax on implied income settlements	323	751

Royalty settlements	-	-
Other taxes and dues	6	4
Total item 625 of Balance sheet	**399 845**	**133 853**

The decrease in liabilities to the budget as regards VAT and income tax is connected to the presentation in 2006 of adjusted tax declarations for the previous periods in accordance with article 54 of the Russian Federation Tax Code.

In 2006 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements on provision for universal service	91 465	44 688
Settlements with accountable persons	246	296
Settlements with personnel under other operations	4 340	733
Settlements with different creditors	536 776	233 416
including:		
Settlements on deferred value-added tax	401 507	98 668
Settlements (fine sanctions) with Vnesheconombank	66 325	-
Settlements with trustors (consigners, principals)	16 474	77 552
Settlements on property and personal insurance	12 564	6 125
Settlements on deposit money	1 579	4 732
Settlements on claims	68	368
Other settlements	38 259	45 971
Total item 626 of Balance sheet	**632 827**	**279 133**

As compared to 2005 the accounts payable decreased by 353 694 which is mainly connected with the decrease in deferred VAT due to coming into effect since January 01, 2006 of change to the Russian Federation Tax Code as related to the time of definition of tax base for value-added tax.

In 2006 in accordance with Law "On communication" and the procedure established by Government regulation of the Russian Federation of April 21, 2005 № 243, the Company made universal service provision allocations obligatory for communication services providers in the amount of 163 693 (in 2005 – 126 818).

The amount of transfers to the provision for universal service for 2006 amounted to 210 514 (in 2005 – 35 308).

6.17. Unearned revenue (item 640 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Budgetary funds of target financing, total	297	294
including:		
preparedness activity and maintenance of mobilization designation reserve	-	11
budgetary funds in the form of money for other purposes	166	283
budgetary funds in other forms for other purposes	131	-
Unearned revenue, total	216 257	234 967
including		
uncompensated receipts	123 066	108 893
other unearned revenue	93 191	126 074
Total item 640 of Balance sheet	**216 554**	**235 261**

6.18. Provision of costs to be incurred (item 650 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Provision for coming vacation pay	196 956	225 782
Provision for remuneration payment by the year results	29 809	143 561
Other provisions, including:	81 034	290 266
Provision for special bonus payment	-	142 214
Provision for payment of monthly bonus	45 749	95 316
Provision for quarterly bonus payment	22 467	39 700
Provision for remuneration payment to Executive directorate	6 183	4 269
Provision for remuneration payment to management bodies (the Board of directors, the Management board, the Auditing committee)	3 753	2 382
Other provisions	2 882	6 385
Total item 650 of Balance sheet	**307 799**	**659 609**

7. Explanations to essential items of income statement

7.1. Ordinary activities income (item 010 of Income statement)

Proceeds from sales of products, commodities, rendering of services, execution of works (less VAT, excise taxes and similar mandatory payments)

	2006	2005
Domestic long-distance and international long-distance telephone communication	-	4 020 103
Intrazonal telephone communication	3 567 562	2 642 569
Services supporting DLD and ILD services provision by providers of DLD and ILD communication services.	670 458	-
Urban and rural telephone communication	10 354 689	9 860 263
Mobile radio communication, radio broadcasting, TV, satellite communication	199 683	164 053
Mobile radiotelephone (cellular) communication	350 444	244 106
Wire broadcasting	343 300	352 596
Recording communication	2 203 541	1 479 860
Services of traffic transit and connection	3 335 180	1 987 160
Universal communication services	-	-
Other communication services (core types of activity)	12 570	5 930
Revenue from other realization (non-core types of activity)	653 815	591 754
TOTAL (item 010):	**21 691 242**	**21 348 394**

DLD and ILD telephone communication

Since 2006 in accordance with effective regulations the rules of intrazonal, DLD and ILD communication services provision to users by carriers have been changed.

In 2006 the Company ceased to provide DLD and ILD telephone communication services to users, as in

accordance with new rules the specified services are rendered in the territory of the Russian Federation only by the operators having licenses for LDL and ILD telephone communication services provision. Since 2006 the Company renders intrazonal telephone communication services to users on the basis of the appropriate license.

Intrazonal telephone communication

Intrazonal telephone communication services include the provision to users of:

- telephone connections between users, connected to fixed-line telephone communication network within the limits of territory of the Russian Federation subject,
- telephone connections between users, connected to fixed-line telephone communication network and users connected to mobile communication network, when the subscriber numbers of calling and called party and (or) user are within resource of numbering zone which is accordingly defined geographically and not defined geographically, the specified numbering being reserved to the same Russian Federation subject.

Since January 01, 2006 the limits of tariffs for intrazonal communication services rendered to fixed-line telephone communication network subscribers were established for the Company by order № 734-c/8 of December 20, 2005 of Russian Federal service for tariffs. The Company established tariffs for intrazonal communication services by tariff zones for each minute of call:

- on business days from 08.00 a.m. till 08.00 p.m.
- for individuals for the distance up to 100 km – RUR 2,00; over 100 km – RUR 3,60 (VAT inclusive);
- for entities for the distance up to 100 km – RUR 2,00; over 100 km – RUR 3,60 (exclusive of VAT);
- on business days from 08.00 p.m. till 08.00 a.m., on Saturday, Sunday and holidays on a round-the-clock basis;
- for individuals for the distance up to 100 km – RUR 1,40; over 100 km – RUR 2,40 (VAT inclusive);
- for entities for the distance up to 100 km – RUR 2,00; over 100 km – RUR 3,60 (exclusive of VAT).

Due to entry into force starting from July 01, 2006 of changes to Federal law "On communication", the specified changes stipulating abolishment of payment for incoming call to any phone, the pattern of interaction between fixed-line communication and mobile radiotelephone communication operators and the pattern of mutual settlements at telephone communication services provision has been changed. Connections from subscribers of fixed-line telephone communication network to mobile radiotelephone communication network subscribers are chargeable as intrazonal telephone connections. Tariffs limits for intrazonal telephone connections from fixed-line telephone communication network subscribers to mobile radiotelephone communication network subscribers are approved by order №123-c/1of June 19, 2006 of Russian Federal service for tariffs in the amount from RUR 0,75 (minimal tariff) to RUR 1,50 (maximum tariff) per a minute of connection. The Company established tariffs for the specified intrazonal telephone connections at the maximum limit level.

Prior to July, 2006 the specified services of intrazonal telephone communication were charged as local telephone connections (within the range RUR 0,13 – 0,16 per each complete or incomplete minute of call for Kirov, Samara, Saratov, Orenburg, Penza branch, branch in the Republic of Mordoviya and branch in the Republic of Udmurtiya, RUR 0,22 – for Nizhny Novgorod branch).

In 2005 the Company's revenues from intrazonal telephone connection provision to users were reflected in the structure of income from DLD and ILD telephone communication services and amounted to 2 642 569.

Services supporting DLD and ILD communication service provision by DLD and ILD communication services providers

In 2006 the Company started acting as the agent of ILD and DLD telephone communication services providers on rendering such services to subscribers. In this connection the Company concluded contracts with OJSC "Rostelecom" and OJSC "MTT"; according to these contracts the Company renders services

supporting DLD and ILD communication services provision to the specified companies, and namely:

- services on processing of subscriber's order while providing access to DLD and ILD communication services to the subscriber according to immediate servicing system and system of servicing by order,
- services of billing processing of ILD and DLD communication services,
- services on preparation, formation and storage of necessary documents and report forms,
- agency services on subscriber payments collection and information servicing on behalf and at the expense of OJSC "Rostelecom",
- claim administration, document delivery.

In connection with DLD and ILD communication services providers' intention to arrange direct servicing of settlements with subscribers, the Company's management expects that the specified income will decrease in succeeding periods.

Connection and traffic transit services

In 2006 the Company renders connection and traffic transit services to communication services providers in accordance with Government Regulation of the Russian Federation №161 of March 28, 2005 "On approval of the Rules of connection of electric communication networks and their interaction".

According to order of Federal service of supervisory control in the sphere of telecommunications № 40 of October 24, 2005, the Company is included in the register of service provides, occupying essential position in public switched telephone networks, therefore the Company's prices for connection and traffic transit services are subject to state regulation.

As of the beginning of 2006 the price limits for the rendered services were not approved, due to this Federal service of supervisory control in the sphere of telecommunications allowed for the Company's setting prices at its own discretion. The prices for connection and traffic transit services were approved by the Company's order № 143 of March 31, 2006 and № 143/1 of April 3, 2006 and were applied at renegotiation of contracts of connection and interaction with telecommunication operators till July 01, 2006.

Connection services

Since July 01, 2006 according to Order №51 of June 19, 2006 of Federal service of supervisory control in the sphere of telecommunications the price limits for connection services are established for the Company, the specified price limits including price limits for connection point arrangement and limit prices for connection point servicing. The Company set prices for connection services at the maximum limit level.

The Company's income from connection services provision in 2006 amounted to 297 258 (in 2005 – 177 806), including:

- as related to payments for connection point arrangement – 24 200 (in 2005 – 177 806),
- as related to payments for connection point servicing – 273 058 (in 2005 – 0).

In 2005 in accordance with Regulation of October 17, 1997 N1331 "On approval of basic provisions on procedure of mutual settlements between electric communication networks operators, forming public switched telephone network, for the provided resources and participation in load transfer of these networks" the Company received income from granting access to public electric communication network. The specified payments of 2005 are similar to the payments of 2006 for connection point arrangement.

In 2005 effective legislation did not provide for the receipt of income as related to monthly payments for connection point servicing in the structure of income from granting access to public electric communication network.

Traffic transit services

Traffic transit services jointly mean:

- The service of local and zone initiation of call from the Company's network;
- The service of local and zone initiation of call from the network of connected operator;
- The service of local and zone termination of call to the Company's network;

- The service of local and zone termination of call to the network of connected operator;
- The services of local and zone transit of call.

Since July 01, 2006 according to Order №51 of June 19, 2006 of Federal service of supervisory control in the sphere of telecommunications the price limits for traffic transit services in public switched telephone network are established for the Company. The Company set prices for call initiation and termination services at the maximum limit level for all the branches except for the prices for these services in Samara branch:

- The service of local termination of call at the Company's telecommunication network from RUR 0,19 to RUR 0,27.
  (for Samara branch from RUR 0,16 to RUR 0,23);
- The service of local initiation of call at the Company's telecommunication network from RUR 0,19 to RUR 0,27.
  (for Samara branch from RUR 0,16 to RUR 0,23);
- The service of local initiation of call at telecommunication network of other operator from RUR 0,42 to RUR 0,50 (for Samara branch from RUR 0,36 to RUR 0,43);
- The service of local termination of call at telecommunication network of other operator from RUR 0,42 to RUR 0,50.
  (for Samara branch from RUR 0,36 to RUR 0,43);
- The service of local transit of call RUR 0,23 (for Samara branch – RUR 0,20).

In accordance with regulation of the Russian Federation Government № 627 of October 19, 2005 "On state regulation of prices for connection and traffic transit services, rendered by operators occupying essential position in PSTN, the compensation bonus to the price for services of zone initiation of call from the Company's network for establishing DLD and ILD connection is established for operators for the period till January 01, 2008. Order № 734-c/8 of December 20, 2005 of Federal service for tariffs established compensation bonus to the price for services of local and zone initiation of call for the Company in the amount of RUR 0,54 per minute.

In 2006 the Company's income from rendering services on traffic transit is formed as the sum of:

- OJSC "Rostelecom" payments:
  - For services of zone initiation of call from the Company's network (payments include compensation bonus),
  - For services of zone initiation of call from the network of connected operators,
  - For services of zone termination of call at the Company's network and at the network of connected operators;
- Payments of operators, connected to the Company's network at local and zone level for services of call termination;
- Payments of operators of data transfer network for call initiation services.

In accordance with effective legislation starting from July 1, 2006 the Company makes settlements with OJSC "Rostelecom" for traffic transit services, stipulated by contract of electric communication networks connection, as per tariffs using tariffing by seconds.

The Company's income from traffic transit services provision in 2006 amounted to RUR 3 037 922, including the amounts received at the cost of compensation bonus of RUR 498 237.

In 2005 the structure of the Company's income from traffic transit services provision was different and the specified income was in essence incomparable with income from traffic transit in 2006. In particular, in 2005 the Company received income from transit of traffic over its intrazonal network (termination from OJSC "Rostelecom" network) and from granting facilities and engineering structures to the use of operators which networks are connected to the Company's network at local and zone levels.

Comparative data on income for 2005

In 2005 statement the Company reflected income from provision of connection services, traffic transit services, mobile cellular communication services, provision of services on granting the use of channels,

including telegraph channels, data transfer services, the Internet services and other services to communication service providers in separate item "Income from carriers".

In 2006 the Company has changed the form of presentation of information on received income and reflects income from connection and traffic transit services in separate item. Other income received from carriers is included into the structure of appropriate items of income.

For the purpose of comparability of statement indexes income received from carriers in 2005 is included into comparative data for 2005 as follows:

Income received from carriers for 2005, total	**2 696 670**
Thereout income reallocated to the items:	
- urban and rural telephone communication	301 518
- intrazonal telephone communication	342 006
- mobile radiotelephone (cellular) communication	3 136
- recording communication	59 991
- connection and traffic transit services	1 987 160
- other telecommunication services (core types of activity)	2 859

In 2005 statement the Company reflected income from the Internet services, IP-telephony, ISDN and intelligent networks services in separate item "Value-added telecommunication services". In 2006 the income from the Internet services and IP-telephony services is reflected in the structure of income from recording communication, income received from intelligent networks services- in the structure of income from other telecommunication services, income from ISDN services is reallocated to different services rendered by using ISDN technology.

For the purpose of comparability of statement indexes the income from value-added services received in 2005 is included into comparative data for 2005 as follows:

Income from value-added services for 2005, total	**1 234 919**
Out of them reallocated to the items:	
- urban and rural telephone communication	43 770
- recording communication	1 189 931
- other telecommunication services (core activities)	1 218

7.2. Ordinary activities expenses (item 020 of Income statement)

Expenses for the sale of products, commodities, services provision, carrying-out of works:

	2006	2005
Salaries expense	6 114 867	5 675 096
Deductions to social insurance	1 459 642	1 300 820
Fixed assets depreciation	2 862 016	2 550 115
Material costs, including electric power	1 927 038	1 703 319
Expenses for carriers' services (except for OJSC "Rostelecom")	1 498 239	499 471
Expenses for OJSC "Rostelecom" services	130 126	1 939 383
The services of outside entities	1 180 527	827 208
Allocation to universal service provision	163 693	126 818
Taxes and dues, included into the structure of ordinary activities expenses	28 599	34 109
Other expenses	**1 212 010**	**985 526**
including:		
Advertising expenses	135 950	78 251

Expenses on goods retirement	117 230	218 164
Expenses for remuneration under agency contracts	-	78 720
Business trip expenses	78 390	64 215
Property insurance expenses	62 626	70 015
Expenses on payments to the Board of directors, members of the Management board, the Auditing committee	48 140	32 613
Lease payments expenses	1 647	13 785
Other	768 027	429 763
Rent charge	227 860	199 325
Acquisition value of goods	145 142	218 167
TOTAL (Item 020)	**16 949 759**	**16 059 357**

Expenses on provision for contingent liabilities

Within the frameworks of raising activity effectiveness the Company adopted the Program of personnel capacity optimization, the specified program being approved by the Company's Management board on December 2, 2005. The program provides for gradual reduction of the number of employees in the period from 2006 till 2008.

In December 2005 the Company established provision for contingent liabilities on compensations payment to employees who were notified of upcoming reduction as of December 31, 2005. The expenses on the provision establishment for 2005 amounted to RUR 11 620 and were charged to the structure of ordinary activities expenses. In 2006 the Company recognized liabilities which had been earlier recognized as contingent, with respect to employees dismissed in 2006 to the amount of RUR 10 532.

In December 2006 the Company established provision on compensations payment to employees who were notified of upcoming reduction as of December 31, 2006. The expenses on the provision establishment amounted to RUR 17 696 and are charged to the structure of ordinary activities expenses (Salaries expense item).

Expenses for carriers' services

In 2006 the procedure of the Company's interaction with operators of local, zonal, DLD and ILD telephone communication network and also with data transfer network operators has changed (explanation 7.1.)

Since January 01, 2006 the Company is to bear expenses on payment of connection services and traffic transit services rendered by telecommunication operators, which networks are connected to the Company's network. The procedure of interaction and settlements of the Company and connected operators is defined by Federal law "On communication", and also by regulation of the Russian Federation Government №161 of March 28, 2005 and № 627 of 19.10.2005. In fact, as renegotiation of contracts with connected operators was made during 2006, the expenses on payment of connection and traffic transit services are reflected in the Company's statement starting from the time of contracts renegotiation and transition to the new pattern of settlements.

The payment of above-mentioned services was made as per the prices defined by the terms and conditions of contracts between the parties.

The Company's expenses for payment of traffic transit services in 2006 amounted to RUR 1 485 454 (in 2005 – RUR 2 402 440).

In 2005 the Company rendered DLD and ILD services and made payments to connected operators for their participation in operational procedures of providing intrazonal, DLD and ILD communication services to the users of these operators. The settlements with connected operators were made in percents of the amounts of income, received by the Company from rendering intrazonal, DLD and ILD communication services to the users of connected operators.

In 2006 the Company does not provide DLD and ILD communication services. The settlements with connected operators are made for local or zone initiation or termination of call depending on the level of connection (local or zone) at the price per 1 minute established by a connected operator.

The Company's expenses of connection services payment in 2006 amounted to RUR 12 784 (in 2005 – 0).

Expenses for OJSC "Rostelecom" services

Before January 1, 2006 the Company rendered domestic and international long-distance telephone communication services to users and incurred expenses for payment of OJSC "Rostelecom" services on DLD and ILD traffic transit over OJSC "Rostelecom" network to some other region of Russia or to other country. The price of OJSC "Rostelecom" service included a component for termination of outgoing traffic, initiated from the Company's network to the networks of other operators, the specified component being later paid by OJSC "Rostelecom" to these operators. In 2005 the Company's expenses for payment of the specified services of OJSC "Rostelecom" amounted to RUR 1 902 968.

Since 2006 the Company does not render domestic and international long-distance communication services to users, due to that there are no allocations to OJSC "Rostelecom" for DLD and ILD traffic transit over its network, the specified traffic being initiated from the Company's network, in the structure of the Company's expenses.

In 2006 the Company pays to OJSC "Rostelecom" for the services of call termination at the network of other carriers, in case when call initiation is made from mobile radiotelephone communication network belonging to the Company.

The Company's expenses for payment of services rendered by OJSC «Rostelecom" in 2006 amounted to RUR 130 126, including expenses for transit of DLD and ILD traffic from operators – RUR 6 373, expenses for facilities provision in the interests of the zone and other services – RUR 123 753.

7.3 Other income and expenses (items 090 and 100 of Income statement)

Other income (item 090 of Income statement)

	2006	**2005**
Income from sale and other retirement of other assets	31 524	148 281
Income from sale and other retirement of fixed assets	93 242	55 084
Income from joint activity		
Income from reestablishment of provision for doubtful debts	335 800	8 425
Income from reestablishment of provision for securities depreciation	10	-
Fines, penalties, forfeits for infringement of contracts terms and conditions, receipts in reimbursement of caused damages	93 430	35 825
Passed years profit, detected in the reporting year	177 776	42 451
Foreign exchange differences	310	9 612
Sum differences	7 275	6 129
Profit from accounts payable writing-off	99 786	36 321
Unearned revenue writing-off	24 885	21 706
The cost of property detected by inventory results	5 522	2 213
Income as consequence of contingencies	123	252
Other income	**30 710**	**58 376**
including:		
Revaluation of Vnesheconombank	15 387	34 982
Receipts of property due to fixed assets retirement	6 305	7 915
Bonded loan income	2 475	3 621
VAT refund	1 476	-

Accounts receivable incomings	1 306	416
Write-off of deferred tax liabilities	539	1 683
Income from taking on charge of supplies	126	5 258
Other	3 096	4 501
TOTAL (Item 090)	**900 393**	**424 675**

Other expenses (item 100 of Income statement)

	2006	2005
Expenses related to sale and other retirement of assets	33 852	123 720
Expenses related to sale and other retirement of fixed assets	102 787	157 710
Expenses for taxes and dues	509 710	448 484
Additional expenses on credits and loans	63 058	-
Expenses for payment of service of credit institutions	56 692	55 528
Expenses related to participation in charter capitals of other organizations	4 471	-
Fines, penalties, forfeits for infringement of contract terms and conditions, reimbursement of caused damages	14 777	12 255
Undistributed deficit of prior years detected in the reporting year	107 939	166 557
Foreign exchange differences	677	3 174
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	361	875
Accounts receivable writing-off	6 726	12 001
The cost of property which inadequacy is detected by inventory results	286	1 071
Expenses related to charity, arranging cultural events and other events of similar nature	122 153	62 366
Membership dues to associations, con-commercial partnership	140 180	162 722
Preparedness activity expenses	45 882	36 063
Payments to staff, this payments not being included into the structure of ordinary activities expenses	15 520	137 059
Fines and penalties by taxes and dues	549	939
Expenses as consequence of contingencies	189	291
Other expenses	206 222	129 423
including:		
Social expenditures	38 480	21 735
Expenses for establishment of provision for services on restructuring the debt with respect to Vnesheconombank	37 817	-
Revaluation of Vnesheconombank	18 900	5 503
Legal and consulting expenses	18 206	8 652
Deductions to trade union committee	17 788	15 783
Payments to non-working pensioners	8 052	20 081
VAT	2 506	3 932
Expenses for registration of real estate objects	1 962	527
Expenses for maintaining of non-production objects of fixed assets	646	10 952
Services on floatation of bonds at the securities market	570	1 007
Expenses for foreign exchange purchase	-	2 818
Expenses for storage of certificates	-	861
Other	61 295	37 572
TOTAL (item 100)	**1 432 031**	**1 510 238**

7.4. Income tax expenses (items 141, 142, 150 and 151 of Income statement)

In 2006 the Company defined the following components of income tax:

Index name	Amount	Tax rate	Amount	Component of tax on income
Accounting income	**3 534 205**	**24 %**	**848 209**	**Contingent expense (income) on income tax**
Taxable temporary differences:	**1 277 352**	**24%**	**306 564**	**Deferred tax liabilities**
Including:				including:
Differences occurred	1 457 688	24%	349 845	Deferred tax liabilities generated
Differences repaid	178 091	24%	42 742	Deferred tax liabilities repaid
Written-off differences with respect to retired objects	2 245	24%	539	Written-off deferred tax liabilities with respect to retired objects
Deductible temporary differences:	**316 675**	**24%**	**76 002**	**Deferred tax asset**
Including:				including:
Differences occurred	2 307 138	24%	553 713	Deferred tax assets generated
Differences repaid	1 990 463	24%	477 711	Deferred tax assets repaid
Written-off differences with respect to retired objects	-		-	Written-off deferred tax assets with respect to retired objects
Permanent taxable differences	**1 364 635**	**24%**	**327 513**	**Recurrent tax liability**
Permanent taxable differences (change of reduced rate to RF subject budget) – tax base is not changed		**1,5%**	**8 325**	**Recurrent tax liability**
Permanent deductible differences	**430 956**	**24%**	**103 430**	**Recurrent tax asset**
Tax base by tax return for 2006	**4 183 042**	**24%**	**1 003 930**	**Current tax (by tax declaration for 2006)**
Tax base by tax return for 11 months of 2002 (as adjusted № 3)	**(16 851)**	**24%**	**(4 044)**	**Current tax (according to adjusted calculation for 11 months of 2002)**
Tax base by tax return for 2003 (as adjusted № 1)	**(693 016)**	**24%**	**(166 324)**	**Current tax without notice of change of reduced rate of tax to RF subject budget (according to adjusted calculation for 2003)**
		1,5%	**8 325**	**Change of reduced rate of tax to RF subject budget by 1% (according to adjusted calculation for 2003)**
Tax base by tax return for 2004 (as adjusted № 1)	**66 567**	**24%**	**15 976**	**Current tax on income (according to adjusted calculation for 2004)**
Tax base by tax return for 2005 (as adjusted № 1)	**(34 780)**	**24%**	**(8 347)**	**Current tax on income (according to adjusted calculation for 2005)**

The Company's expenses on tax on income for 2006 amounted to:

Total	**(1 080 617)**
including	
Income tax contingent expenses	(848 209)
Recurrent tax liabilities	(335 838)
Recurrent tax assets	103 430

In Income statement the Company's income tax expenses for 2006 are shown as the total of amounts:

Total	**(1 080 617)**
including	
Current tax	(849 516)
Deferred tax liabilities	(307 103)
Deferred tax assets	76 002

Permanent taxable differences resulted in adjustment of contingent income tax, total	**1 364 635**
including:	
Permanent differences related to expenses for which standards are introduced for taxation purposes	9 691
Permanent differences related to non-recognition for expenses taxation purposes	768 469
Expenses on activity types transferred to Unified tax on implied income system	157 487
Loss from activity related to using objects of service sector	35 854
Passed years losses	101 604
Permanent taxable differences related to presented adjusted calculations for previous periods (as related to passed years profit detected at own-price accounts)	124 655
Permanent differences due to change of reduced rate to RF subject budget - tax base is not changed	-
Other permanent taxable differences	100 829
Other permanent taxable differences related to presented adjusted calculations for previous periods	66 046
Permanent deductible differences resulted in adjustment of contingent income tax, total	**430 956**
including:	
Income from activity types transferred to Unified tax on implied income system	138 062
Income for which income tax amount is withheld by tax agent (including dividends)	47 073
Passed years profit	132 189
Permanent deductible differences related to presented adjusted calculations for previous periods (as related to passed years losses detected at own-price accounts)	100 762
Other permanent deductible differences	12 870
Temporary taxable differences resulted in the adjustment of contingent income tax, total	**1 277 352**
Including:	
With respect to non-current assets	566 328
The cost of expenses classified in accounting as prepaid expenses, and in fiscal accounting – lump-sum	696 111
Other temporary taxable differences	17 158
Writing-off of deferred tax liabilities with respect to retired objects	(2 245)
Temporary deductible differences resulted in the adjustment of contingent income tax, total	**316 675**
including:	
Expenses for establishment of provision for expenses to be incurred	337 316
Repayment of earlier generated difference as related to doubtful debt provision	(121 818)
Difference occurring at formation of loss at fixed assets realization	(305)
Repayment of difference as related to income from property received on	(14 187)

a gratis basis	
Reduction of taxable profit for the amount of expenses on transitional period base	(1 783)
Other differences including expenses on establishment of provision for contingent liabilities	117 452

7.5. Net profit of the reporting period

Index "Net profit (loss) of the reporting period" is defined as per accounting data on the principle that income tax expenses subject to deduction from pretax earnings is formed as the total of amounts reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.6. Earnings per share

Basic earnings per share reflect a part of the reporting year profit due to shareholders - owners of ordinary shares. It is calculated as the ratio of basic profit for the reporting year to average weighted number of ordinary shares in circulation during the reporting year.

Basic profit for the reporting year is equal to net profit (item 190 of Income statement) less dividends under preferred shares for 2006 in the amount which is supposed to be recommended by the Board of directors, but not approved as of the date of signing the accounting statement for 2006.

	2006	**2005**
Basic profit for the reporting year, RUR thousand	2 208 228	2 035 224
Weighted average number of ordinary shares in circulation during reporting year, thousand shares	245 969 590	245 969 590
Basic earnings per share, RUR.	8,9776	8,2743

In 2006 the Company did not issue additional ordinary shares. The Company also had no securities, which issue terms and conditions provided for their conversion into additional number of ordinary shares, and there were no events related to the increase in the number of ordinary shares. That is why the Company does not make calculations of diluted earnings per share.

8. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities. The complete list of affiliated entities of the Company is provided in Supplement № 1 to the present explanatory memorandum.

Parent company

The Company is controlled by joint-stock company OJSC "Svyazinvest" which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Revenues from sale of products and services to affiliated entities

In the reporting year the Company rendered services and sold products to the following affiliated entities:

Affiliated entity name	Nature of relations	Types of sales	Method of price determination of the operations	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	132 458	159 321,2
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Regular commercial terms	2 571	5 363,4
CJSC "Transsvyaz"	Significant influence	Telecommunication services	Regular commercial terms	5 526	3 858,7
CJSC "Nizhegorodteleservice"	Significant influence	Telecommunication services, rent	Regular commercial terms	4 441	4 134,3
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	8 854	37 834,5
CJSC "Chuvashiya Mobile"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	5 160	5 384
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services	Regular commercial terms	15 798	14 112
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	Regular commercial terms	28 830	16 755,7
LLC "Vyatkasvyazservice"	Controlled by the Company	Rent, sales of goods	Regular commercial terms	6 768	13 750,3
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Regular commercial terms	25 764	25 823,5
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	Regular commercial terms	2 270	2 058,2
CJSC "Samara Telecom"	Significant influence	Telecommunication services, rent	Regular commercial terms	49 062	32 832,3
OJSC "OMRIX"	Significant influence	Telecommunication services, rent	Regular commercial terms	1 165	1 033
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	2 815 260	845 405,4
CJSC "Ulyanovsk GSM"	Significant influence	Telecommunication services	Regular commercial terms	16 794	23 039,7

Affiliated entity name	Nature of relations	Types of sales	Method of price determination of the operations	2006	2005
OJSC "Sibirtelecom"	Related parties	Telecommunication services	Regular commercial terms	-	1 178,7
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	14 929	6 884,6
OJSC "RTComm.RU"	Related parties	Traffic transit	Regular commercial terms	-	3 181,9
LLC "Rossvyazinform"	Significant influence	Logistics support	Regular commercial terms	20 097	14 763,6
LLC "Nizhegorodskyi Teleservice"	Related parties	Data transfer	Regular commercial terms	11 845	7 287,1
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	Regular commercial terms	5 880	3 807,2
OJSC JSCB "Svyaz-Bank"	Significant influence	Banking services	Regular commercial terms	708	2 842,8
OJSC "National payphone network"	Related parties	Telecommunication services	Regular commercial terms	3 452	-
OJSC "TATINCOM-T"	Controlled by the Company	Rent	Regular commercial terms	11 221	-
OJSC "Information technologies of communication" (Svyazintek)	Related parties	Dividends	Regular commercial terms	1 259	-
Other		(Other operations stipulated by ПБУ 11/00)	Regular commercial terms	1 024	1 367,4
TOTAL:				**3 191 136**	**1 232 019,5**

Expenses for procurement from affiliated entities

In the reporting year the following affiliated entities rendered services to the Company:

Affiliated entity name	Nature of relations	Types of procurement	Method of price determination of the operations	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Cellular communication services	Regular commercial terms	88 545	39 404,5
CJSC "Digital telecommunications"	Controlled by the Company	Purchase of goods	Regular commercial terms	7 243	2 911,7
LLC "Vyatkasvyazservice"	Controlled by the Company	Rent, sale of goods	Regular commercial terms	439 533	236 964,6
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	Regular commercial terms	8 913	235,6
CJSC "Saratov Mobile	Controlled by the Company	Telecommunication services, purchase of	Regular commercial terms	3 910	94,2

Affiliated entity name	Nature of relations	Types of procurement	Method of price determination of the operations	2006	2005
		goods			
CJSC "Chuvashiya Mobile"	Controlled by the Company	Telecommunication services, purchase of goods	Regular commercial terms	1 727	1 876,1
CJSC "Samara Telecom"	Significant influence	Telecommunication services, rent	Regular commercial terms	25 917	10 891,3
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	Regular commercial terms	12 419	1 207,4
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	130 126	1 939 383,4
CJSC "Transsvyaz"	Significant influence	Construction and installation activities	Regular commercial terms	3 290	95,3
OJSC "Svyazinvest"	Controlled by the Company	Dividends paid	Resolution of shareholders' meeting	183 760	174 732,8
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	13 245	7 103,6
Non-commercial partnership " Center of investigations of telecommunications development problems"	Interdependent company	Contract of agency	Regular commercial terms	148 369	162 093,4
OJSC "RTComm.RU"	Related parties	Traffic transit	Regular commercial terms	341 315	225 608,3
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	Regular commercial terms	241 428	262 380
CJSC JSCB "C-Bank"	Significant influence	Other services, rent	Regular commercial terms	2 206	514,3
OJSC "National payphone network"	Related parties	Telecommunication services	Regular commercial terms	7 504	-
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Regular commercial terms	5 970	395
OJSC JSCB "Svyaz-bank"	Significant influence	Banking services	Regular commercial terms	50 092	791,4
LLC "Rossvyazinform"	Significant influence	Logistics support	Regular commercial terms	3 948	-
LLC "Izhcom"	Controlled by the Company	Telecommunication services	Regular commercial terms	12 479	127,1
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	Regular commercial terms	3 456	183,9
OJSC "Giprosvyaz"	Interdependent company	R&D	Regular commercial terms	5 185	
Other		(other operations	Regular commercial	505	663,3

Affiliated entity name	Nature of relations	Types of procurement	Method of price determination of the operations	2006	2005
		stipulated by ПБУ 11/00)	terms		
TOTAL:				**1 741 085**	**3 067 657,2**

Regular commercial terms for telecommunication services are Government regulated tariffs.

Status of settlements with affiliated entities

As of December 31, 2006 the backlog of affiliated entities to the Company and the Company's backlog to the affiliated entities are:

Description	Nature of relations	Backlog description	2006	2005
Accounts receivable				
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Telecommunication services, rent	15 137	23 478.7
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services,	7 141	3 489.6
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services,	20 338	17 704,4
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	24 203	34 960,7
CJSC "Samara Telecom"	Significant influence	Telecommunication services	17 510	2 766,5
CJSC "Transsvyaz"	Significant influence	Construction and installation activities	2 536	523,1
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	2 394	18,9
LLC "Vyatkasvyazservice"	Controlled by the Company	Rent, sales of goods	1 921	930,9
OJSC "TATINCOM-T"	Controlled by the Company	Rent	6 380	-
OJSC "Information technologies of communication" (Svyazintek)	Related parties	Software products implementation services	44 538	-
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	355 550	-
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, rent, transport services	7 995	9 902,7
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	14 163	8 180,4
LLC "Nizhegorodskyi Teleservice"	Related parties	Data transfer	2 763	995,7
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associated company	Leasing contract	-	1 460,6
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	4 561	328,2
OJSC JSCB "Svyaz-Bank"	Significant influence	Banking services	-	84 332.6
Non-commercial partnership "Center of investigations of telecommunications	Interdependent company	Contract of agency	106 878	104 561,7

Description	Nature of relations	Backlog description	2006	2005
development problems"				
OJSC "RTComm.RU"	Related parties	Traffic transit	9 668	2 918.9
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	1 209	1 046.7
OJSC "Giprosvyaz"	Interdependent company	R&D	1 644	391.8
LLC "Rossvyazinform"	Significant influence	Logistics support	2 520	762.1
Other		(other operations stipulated by ПБУ 11/00)	1 667	1 688.8
TOTAL:	-	-	**650 716**	**300 443**
Accounts payable				
LLC "Vyatkasvyazservice"	Controlled by the Company	Telecommunication services, repair services and other services	1 220	1 229.8
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Cellular communication services	13 076	5 075
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	48 323	108 145.8
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associated company	Leasing contract	-	1 574.6
OJSC "RTComm.RU"	Related parties	Traffic transit	2 123	4 327.2

Description	Nature of relations	Backlog description	2006	2005
CJSC "Samara Telecom"	Significant influence	Telecommunication services	25 610	825,0
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	1 118	193,5
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	5 001	15,5
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	4 868	257,9
OJSC "National payphone network"	Related parties	Telecommunication services	2 743	-
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	1 324	19,2
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	4 628	-
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	4 903	554,0
Other		(other operations stipulated by ПБУ 11/00)	3 033	351,5
TOTAL			**117 970**	

Loans granted to the Company by affiliated entities:

In 2006 the Company did not raised loans from affiliated entities.

Loans granted by the Company to affiliated entities

	2006	2005
The backlog as of January 1 of the reporting year	2 925	5 925
Loans raised	3 000	-
Acquisition of affiliated entities backlog	176 816	-
Repaid in the reporting year	1 000	3000
The backlog as of December 31 of the reporting year	181 741	2 925

In 2004 the Company granted the loan in the amount of RUR 2 924,5 to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the granted loan amounted in 2006 to RUR 380,2 (in 2005 – RUR 380,2).

In 2006 the Company granted interest-free loan to a natural person in the amount of RUR 3 000. During 2006 RUR 1 000 was repaid.

The information about the acquisition of affiliated entities backlog is provided in section "Financial investments" (see item 6.3).

Remunerations to directors

In 2006 the Company paid remunerations to the members of the Board of directors and the members of the Management board of the Company in the total amount of RUR 39 260 (in 2005 – RUR 32 136). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum. The expenses of remunerations to the members of the Board of directors and the members of the Management board are reflected in the structure of ordinary activities expenses as other costs of the Company.

Non-commercial partnership "Center of investigations of telecommunications development problems"

Non-commercial partnership "Center of investigations of telecommunications development problems" (hereinafter "Partnership") is OJSC "Svyazinvest" related party. The Company has contracts with the Partnership for providing the latter with cash resources for the purpose of its charter objectives realization, and namely – investigation of problems of telecommunication services market development, assistance in competitive recovery of communication industry entities, creation and maintenance of attractive image and reputation of these entities for Russian and foreign investors, end-users and other persons and entities. The payments to the Partnership for these purposes and included into the structure of other expenses in the attached consolidated profit and loss statement for the year ended on December 31, 2006 amounted to RUR 148 369 (in 2005 – RUR 162 232). The Company also has contracts with the Partnership for the purposes of realizing mutually beneficial projects on behalf of the Company and its subsidiary companies and other OJSC "Svyazinvest" related parties; the amount of balance of settlements under which is provided in the tables above.

9. Segment reporting

The Company is operating within one industry, and namely the provision of electric communication services on the territory of the Volga region of the Russian Federation. The Company is organized on the principle of territorial sub-divisions servicing the relevant parts of the Company's communication network. In the management opinion the Company carries out its activity within the boarders of one geographical and operating segment.

10. Non-government pension insurance

In 2006 the Company concluded Supplementary agreement to Contract № 12/2004-BIO of 24 12.2004 with non-government pension fund "Telecom-Soyuz". According to this agreement pension contributions are posted to personal retirement accounts of the participants.

The total amount of contributions for non-government pension insurance paid by the Company in 2006 was RUR 241 428 (in 2005 – RUR 262 380).

11. Discontinuing operation

In 2006 there was no discontinuing operation.

12. Contingent liabilities

The conditions of the Company's activities

Along with the improvement of economic situation, and in particular GDP growth and disinflation, Russia continues economic reforms and develops legal, tax and administrative systems which would match the requirements of market economy. Russian economy stability will depend in many ways on evolution of reforms in the said areas, and also on the efficiency of measures in economy, financial and monetary policy taken by the Government.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is prone to frequent modifications. The recent developments in the Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation and tax computations. The interpretation of the said legislation by the Company's management as applied to the Company's operations and activity may be litigated by the appropriate federal bodies. As consequence, taxation bodies may make claims by the transactions and accounting methods, by which they have not made claims earlier. As a result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years of activity, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31 2006 the appropriate legislation provisions are upon the whole correctly interpreted by it, and the probability of keeping the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time, basing on the results of recent tax inspections of other companies of OJSC "Svyazinvest" group, the Company's management assumes the availability of risk that tax authorities may make material tax claims to the Company in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issues of defining the proceeds under the contracts of network interconnection. It is not practical to define the amounts of claims by potential but not brought suits and to assess the probability of unfavorable outcome.

The accounting as of December 31, 2006 does not contain corrections, which may appear to be necessary due to this indefiniteness and the position the Company holds.

Industry legislation changes

The changes that occurred in industry legislation in 2006 had material effect on the Company's financial status and financial performances. These innovations considerably changed the Company's interrelations with connected operators and long-distance communication operators, OJSC "Rostelecom" including. During 2006 the Company conducted contracts campaign of renegotiation of running contracts with connected operators and long-distance communication operators in order to bring them in line with the changed requirements of industry legislation.

Due to the fact that much of the new rules of communication services provision was put into force since January 1, 2006 at present there is no actually no law enforcement practice in regard to new provisions of industry legislation, and as consequence there may be differences in interpretation of legislation provisions by the regulating authority and by the Company. In the management opinion as of December 31, 2006 the relevant provisions of industry statutory regulations upon the whole are interpreted by the Company correctly and the existing uncertainty in interpretation of requirements of newly enacted statutory regulations will not result in material effect on the Company's financial status and financial performances in the next reporting periods.

Granted surety

The Company acted as a guarantor for third parties for the total amount of RUR 2 587 070 (in 2005 – RUR 2 241 045). The Company's directorate does not expect any essential liabilities to appear in connection with such surety.

In 2002 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № 387-02 of October 23, 2002 for the amount of RUR 815 000. As of 31.12.2006 the amount of surety was RUR 437 925,8.

In 2003 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9177 of September 09, 2003 for the amount of RUR 790 681. As of 31.12.2006 the amount of surety was RUR 544 993,6.

In 2004 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9235 of October 12, 2002 for the amount of RUR 325 648.

In 2005 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9326 of October 12, 2005 for the amount of RUR 650 000.

In 2005 the Company concluded the contract of guarantee under the transactions between CJSC "RTCOM" and OJSC JSCB "Svyaz-Bank" № 321/1110-05 of December 05, 2005 for the amount of RUR 141 360.

In 2005 the Company concluded two contracts of guarantee under the transactions between CJSC "Orenburg-GSM" and OJSC JSCB "Svyaz-Bank" № 73 of November 25, 2005 for the amount of RUR 42 700 and № 74 of November 25, 2005 for the amount of RUR 26 840.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Ulyanovsk GSM" № 060/872/06 of December 22, 2006 for the amount of RUR 33 000.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "RTCOM" № 060/1054/06 of December 5, 2006 for the amount of RUR 104 822.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Penza Mobile" № 060/1170/06 of December 27, 2006 for the amount of RUR 76 634.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Orenburg GSM" № 060/1171/06 of December 27, 2006 for the amount of RUR 33 178.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Chuvashiya Mobile" № 060/1172/06 of December 27, 2006 for the amount of RUR 46 117.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Saratov Mobile" № 060/1173/06 of December 27, 2006 for the amount of RUR 83 001.

In 2006 the Company acted as a guarantor for obligations performance under credit agreements concluded between OJSC "Vneshtorgbank" and the Company's employees for the amount of RUR 8 358.

As of 31.12.2006 no claims were laid to the Company.

Litigations

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial status. The total sum of potential lawsuits is estimated in the amount of RUR 7 317.

Description of contingent liability	Expected time for performance	Amount of lawsuit, contract, agreements liability (RUR thousand)	Probability of contingent liability occurrence,%	Contingent liability amount
Federal Antimonopoly Service Department for Ulyanovsk oblast – antitrust legislation offense	Quarter IV of 2007	14 634	50	7 317

13. Events occurring after the balance sheet date

13.1 Dividends (the information presented in this item was not audited)

The size of annual dividend falling on one share will be approved by the General meeting of the Company's stockholders. It is assumed that the level of dividends for 2006 proposed by the Company's Board of directors to the General meeting of stockholders for the approval will amount to RUR 1,5776 per one ordinary share and RUR 2,9928 per one preferred share (in 2005 – accordingly RUR 1,4744 and RUR 2,7583), which will amount to RUR 633 402 (in 2005 – RUR 588 792). After the approval the annual dividends due to payment to stockholders will be reflected in 2007 statement.

13.2 Interaction pattern with OJSC "Rostelecom"

Federal law № 119-Фз of July 22, 2005 introduced changes in chapter 21 of the Russian Federation Tax Code, which came into force since 01.01.07 and establish the procedure of VAT deduction when applying non-monetary payment methods (in particular, in set-off).

Since January 1, 2007 VAT deduction is allowed only after actual tax payment to the supplier, and due to this in 2007 the pattern of settlements with OJSC "Rostelecom" changed (as related to set-off cancellation).

13.3 Tariff regulation

Russia's Federal service for tariffs order №278-c2 of November 17, 2006 approved the Company's tariffs for the services of local, intrazonal telephone communication and compensation markup to the price of local and zonal call initiation services to the tune of RUR 0,44 per minute. The reduction of compensation markup will result in 2007 in the reduction of revenues from zonal call initiation services.

The following tariff schedules are established for the Company:

- For individual subscribers – three compulsory tariff schedules (tariff schedule with time-based billing, tariff schedule with subscriber's fee and tariff schedule with combined payment system),
- For subscribers-legal entities – one compulsory tariff schedule (tariff schedule with time-based billing).

Monthly payment of a subscriber for local phone communication services will consist of compulsory payments for the service of "Providing a subscriber line for use" and "Provision of a local phone call" (in accordance with one selected tariff schedule).

Tariff schedule with subscriber's fee is first of all oriented to subscribers who do not practice self-denial in phone communication. This tariff schedule allows for speaking without any limits and paying fixed amount every month.

Tariff schedule with time-based billing assumes per minute payment for calls, however phone calls lasting less than 6 seconds are not subject to payment.

Tariff schedule with combined payment system includes monthly basic time limit (from 360 to 380 minutes) for a fixed amount and provides for per minute payment for calls in excess of established time limit at reduced rate per a minute. Thus, extra minutes will be cheaper for the subscribers.

The said tariff schedules are established in municipal formations where there is technical capability to record the duration of local telephone calls. If there is no technical capability to record the duration of local telephone calls, then the subscribers are offered tariff schedule with subscriber's fee at the tariffs established by Russia's Federal service for tariffs since February 1, 2007.

13.4 Universal telecommunication services

In 2006 the Company won the tenders for the right to render universal communication service by using a payphone on the territory of the Volga Federal district and since February 1, 2007 it has started to render these services. 2 249 payphones were installed during quarter I of 2007. By September 1, 2007 it is scheduled to install the balanced 14 216 payphones and connect them to the network. All in all within the framework of the contract with Federal Agency of Communication (FAC) the Company will install 16 465 payphones for universal service provision. In 2007 the Company's investments to realize this project will amount to RUR 2,4 billion.

13.5 Industry legislation change

In July 2007 the changes in Federal law №126-ФЗ "On communication" of July 7, 2003 introduced by Federal law №14-ФЗ of February 9, 2007 will come in force.

The changes are introducing:

- Compulsory assessment of compliance of communication network system project with the requirements of communication industry in the form of expert examination which is made as per the procedure established by the Russian Federation Government;

- Registration of the carrier's communication network being a part of PSTN as per the procedure established by the Russian Federation Government.

Taking into consideration the fact that the expert examination of communication network system project and the procedure of communication network registration have not been developed yet by the Russian Federation Government the Company is not able to assess the effects of the law changes.

Communication networks built prior to the vesting date of the said changes should be registered in accordance with the requirements of redraft of Federal law "On communication" on or before January 1, 2010.

13.6 Capital investments

According to the approved budget for 2007 the total amount of the investment program will be RUR 6 916 857. Also, the Company is planning to make capital investments in the amount of RUR 96 782 in order to bring its networks in line with the requirements of statutory regulations for communication networks building and for traffic transit, including the funds in the amount of RUR 46 867 which will be allocated to realize "Program of providing access to single number "112"".

13.7 Purchase and sale of shares

During the period from January 1, 2007 to the date of this statement approval the Company did not sale and acquire the shares (equity stakes).

On March 29, 2007 OJSC "VolgaTelecom" Board of directors adopted the decision on bringing the stockholdings in OJSC "TATINCOM-T" charter capital to 100% by acquiring blocks of shares of 33,43% from OJSC "Uralsvyazinform" and of 16,571% from CJSC IFC "Solid". Purchase and sale contract of OJSC "TATINCOM-T" shares by and between OJSC "VolgaTelecom" and OJSC "Uralsvyazinform" will be concluded in case of consent for the transaction's settlement from the part of Federal antimonopoly service. Acquisition of stockholdings in OJSC "TATINCOM-T" is one of the stages of OJSC "VolgaTelecom" cellular assets consolidation. As of the date of making up this statement the Company was in the process of agreement of terms and conditions of the stockholding acquisition.

General Director — Omelchenko S.V.

Chief accountant — Popkov N.I.

Supplement № 1

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
1	2	3	4
1.	Omelchenko Sergey Valerievich	The person exercises the authority of the single executive body of the joint-stock company, The person is a member of the collegiate executive body of the joint-stock company The person is a member of the Board of directors of the joint-stock company	26.04.2005 31.07.2006 26.06.2006
2.	Andreev Vladimir Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
3.	Bulancha Sergey Anatolievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
4.	Grigorieva Alla Borisovna	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
5.	Degtyarev Valeryi Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
6.	Enin Evgenyi Petrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
7.	Kuznetsov Sergey Ivanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
8.	Morozov Andrey Vladimirovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
9.	Savchenko Victor Dmitrievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
10.	Fedorov Oleg Romanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
11.	Chernogorodskyi Sergey Valerievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
12.	Astakhova Svetlana Leonidovna	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
13.	Dyakonov Mikhail Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
14.	Ershov Oleg Vladimirovich	The person is a member of the collegiate executive body of the joint-	31.07.2006

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
		stock company	
15.	Ketkov Alexander Yulievich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
16.	Petrov Mikhail Victorovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
17.	Pozdnyakov Denis Vyacheslavovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
18.	Popkov Nikolai Ivanovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
19.	Ulyanov Vladimir Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	22.12.2006
20.	Open Joint Stock Company "Investment communication company"	The entity is entitled to dispose of more than 20% of the Company's voting shares	10.10.1995
21.	Closed Joint Stock Company "Commercial bank "C – Bank"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
22.	Closed Joint Stock Company "Narodnyi telephone Saratov"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
23.	Closed Joint Stock Company "Nizhegorodskaya sotovaya svyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	30.03.1995
24.	Closed Joint Stock Company "Nizhegorodskyi radiophone"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.08.1999
25.	Closed Joint Stock Company "Nizhegorodteleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.02.1997
26.	Closed Joint Stock Company "Orenburg – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the	01.12.2002

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
		charter (reserve) capital of this entity	

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
27.	Closed Joint Stock Company "Penza Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
28.	Closed Joint Stock Company "Samara – Telecom"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
29.	Closed Joint Stock Company "Saratov – Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
30.	Closed Joint Stock Company "Transsviyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	03.06.1997
31.	Closed Joint Stock Company "Ulyanovsk – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
32.	Closed Joint Stock Company "Chuvashiya Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
33.	Closed Joint Stock Company "Chery Page"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
34.	Limited Liability Company "Agrofirm "REANTA"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
35.	Limited Liability Company "VYATKASVYAZSERVICE"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the	01.12.2002

		charter (reserve) capital of this entity	

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
36.	Open Joint Stock Company "Informational commercial networks "OMRIX"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
37.	Open Joint Stock Company "TATINCOM – T"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	13.10.2003
38.	Closed Joint Stock Company "Ericsson svyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	25.05.1998
39.	Closed Joint Stock Company "Digital telecommunications"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
40.	Closed Joint Stock Company "RTCOM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity	09.03.2005
41.	Limited Liability Company "Nizhegorodskyi Teleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	13.07.2005
42.	Open Joint Stock Company of DLD&ILD "Rostelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
43.	Open Joint Stock Company "Central Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
44.	Open Joint Stock Company "North - Western Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
45.	Open Joint Stock Company "Southern Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
46.	Open Joint Stock Company “Uralsvyazinform”	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
47.	Open Joint Stock Company “SibirTelecom”	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
48.	Open Joint Stock Company “Dalnevostochnaya Communication Company” (“Dalsvyaz”)	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
49.	Open Joint Stock Company of communication and informatics of the Republic of Dagestan	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
50.	Closed Joint Stock Company “Mobile telecommunications”	The entity belongs to the group of entities to which the joint-stock company belongs	15.09.1998
51.	Open Joint Stock Company “Central Telegraph”	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
52.	Open Joint Stock Company “Giprosvyaz”	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
53.	Limited Liability Company Private security business “Rostelecom-bezopasnost”	The entity belongs to the group of entities to which the joint-stock company belongs	29.07. 2002
54.	Closed Joint Stock Company “Startcom”	The entity belongs to the group of entities to which the joint-stock company belongs	20.08.1998
55.	Closed joint Stock Company “FK-Svyaz”	The entity belongs to the group of entities to which the joint-stock company belongs	15.07.1998
56.	Open Joint Stock Company “Kostromskaya gorodskaya telephonnaya set”	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
57.	Open Joint Stock Company “Moskovskaya gorodskaya telephonnaya set”	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
58.	Closed Joint Stock Company “Insurance company of the trade union of communication industry employees “Costars””	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
59.	Subsidiary closed joint stock company “Armavirskyi plant of communication”	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.1999

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
60.	Closed Joint Stock Company "Joint-stock commercial industrial bank of communication facilities and informatics development "Pochtobank"	The entity belongs to the group of entities to which the joint-stock company belongs	30.04.1998
61.	Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
62.	Closed Joint Stock Company "Altel"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
63.	Closed Joint Stock Company "Baikalvestcom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
64.	Closed Joint Stock Company "Vestelcom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.2002
65.	Closed Joint Stock Company "Vladimir – Teleservice"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
66.	Closed Joint Stock Company "Globalstar Space telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	20.09.1996
67.	Closed Joint Stock Company "Yeniseitelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
68.	Closed Joint Stock Company "SteC GSM"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
69.	Limited Liability Company "Novgorod Datacom"	The entity belongs to the group of entities to which the joint-stock company belongs	15.06.2005
70.	Limited Liability Company "Permtelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
71.	Closed Joint Stock Company "Region-set"	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000
72.	Closed Joint Stock Company "Rostelegraph"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
73.	Closed Joint Stock Company "RTK-Center"	The entity belongs to the group of entities to which the joint-stock	14.05.1997

		company belongs	
74.	Open Joint Stock Company "NGTS-Page"	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000
№	**Full brand name or surname, name and patronymic name of an affiliated person/entity**	**Ground (grounds) due to which a person/entity is recognized to be affiliated**	**The date of the ground (grounds) occurrence**
75.	Open Joint Stock Company "Regional information networks"	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000
76.	Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
77.	Closed Joint Stock Company "Telecom" of Ryazan oblast	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
78.	Closed Joint Stock Company "AMT"	The entity belongs to the group of entities to which the joint-stock company belongs	26.12.2001
79.	Limited Liability Company "Bona"	The entity belongs to the group of entities to which the joint-stock company belongs	20.11.2001
80.	Limited Liability Company "Vladimirskyi payphone"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
81.	Limited Liability Company "MobilCom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
82.	Closed Joint Stock Company "Teleport Ivanovo"	The entity belongs to the group of entities to which the joint-stock company belongs	27.06.2005
83.	Limited Liability Company "Telecom-Stroi"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
84.	Limited Liability Company "Telecom-Terminal"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
85.	Limited Liability Company "Ural Inform TV"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
86.	Limited Liability Company "Factorial-99"	The entity belongs to the group of entities to which the joint-stock company belongs	06.11.1997
87.	Non-commercial partnership "Center of investigation of telecommunications development problems"	The entity belongs to the group of entities to which the joint-stock company belongs	2002
88.	Limited Liability Company "Artelecom-service"	The entity belongs to the group of entities to which the joint-stock	21.11.2001

		company belongs	
89.	Limited Liability Company "Svyaz-Service-Irga"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
90.	Open Joint Stock Company "Health-improving complex "Orbita""	The entity belongs to the group of entities to which the joint-stock company belongs	18.12.2000
91.	Limited Liability Company Private security business "Zashchita"	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.2002
92.	Limited Liability Company "Intmashservice"	The entity belongs to the group of entities to which the joint-stock company belongs	23.04.1997
93.	Closed Joint Stock Company "Tsentel"	The entity belongs to the group of entities to which the joint-stock company belongs	26.03.1998
94.	Closed Joint Stock Company "Open communications"	The entity belongs to the group of entities to which the joint-stock company belongs	07.08.2000
95.	Closed Joint Stock Company "Incom"	The entity belongs to the group of entities to which the joint-stock company belongs	28.08.2000
96.	Closed Joint Stock Company "Telecomcity"	The entity belongs to the group of entities to which the joint-stock company belongs	03.06.1997
97.	Closed Joint Stock Company "Moscow's center of new technologies of telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	09.10.2002
98.	Limited Liability Company "Holiday hotel "Malakhit""	The entity belongs to the group of entities to which the joint-stock company belongs	28.08.2000
99.	Limited Liability Company "South-Giprosvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	24.12.2002
100.	Limited Liability Company "SvyazProektService"	The entity belongs to the group of entities to which the joint-stock company belongs	19.04.1999
101.	Limited Liability Company "Giprosvyaz-Consulting"	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.1999
102.	Closed Joint Stock Company "CenterTelecom Service"	The entity belongs to the group of entities to which the joint-stock company belongs	01.04.2003

103.	Open Joint Stock Company "Russian telecommunications network"	The entity belongs to the group of entities to which the joint-stock company belongs	02.03.2004

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
104.	Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2004
105.	Limited Liability Company "RSU-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	25.11.2003
106.	Limited Liability Company "RPK Svyazist"	The entity belongs to the group of entities to which the joint-stock company belongs	26.11.2003
107.	Closed Joint Stock Company "IK "Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	01.10.2004
108.	Limited Liability Company "Giprosvyaz-Siberia"	The entity belongs to the group of entities to which the joint-stock company belongs	26.01.2004
109.	Limited Liability Company "STC-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	19.03.2003
110.	Closed Joint Stock Company "Chita NET"	The entity belongs to the group of entities to which the joint-stock company belongs	25.08.2004
111.	Limited Liability Company "Parma Paging"	The entity belongs to the group of entities to which the joint-stock company belongs	16.07.2004
112.	Limited Liability Company "TO Aktsept"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2004
113.	Limited Liability Company "Twer-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	31.12.2004
114.	Limited Liability Company "NWT-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	11.10.2004
115.	Closed Joint Stock Company TRC "Photon"	The entity belongs to the group of entities to which the joint-stock company belongs	01.10.2004
116.	Closed Joint Stock	The entity belongs to the group of	

	Company "Telephone company – Ural"	entities to which the joint-stock company belongs	31.03.2005
117.	Limited Liability Company "Giprosvyaz – North-West"	The entity belongs to the group of entities to which the joint-stock company belongs	01.02.2005

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
118.	Closed Joint Stock Company "Association Kanal TV"	The entity belongs to the group of entities to which the joint-stock company belongs	03.06.2005
119.	Limited Liability Company "Wireless information technologies"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
120.	Closed Joint Stock Company "Integrator. Ru"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
121.	Open Joint Stock Company "Information technologies of communication" ("Svyazintek")	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
122.	Open Joint Stock Company "National payphone network"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
123.	Closed Joint Stock Company "Sakhalinugol-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
124.	Closed Joint Stock Company "ATC"	The entity belongs to the group of entities to which the joint-stock company belongs	21.11.2005
125.	Closed Joint Stock Company "Yugsvyazstroi"	The entity belongs to the group of entities to which the joint-stock company belongs	24.01.2001
126.	Open Joint Stock Company "A-svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	23.06.2006
127.	Closed Joint Stock Company "ATC-32"	The entity belongs to the group of entities to which the joint-stock company belongs	27.06.2006
128.	Closed Joint Stock Company "Zebra Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	14.06.2006
129.	Closed Joint Stock Company "Globus-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	04.04.2006
130.	Limited Liability Company "Telecomcenter"	The entity belongs to the group of entities to which the joint-stock company belongs	26.04.2006

131.	Limited Liability Company "Parma-Inform"	The entity belongs to the group of entities to which the joint-stock company belongs	19.09.2006
132.	Non-government Pension Fund "Telecom-Soyuz"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
133.	OJSC JSCB "Svyaz-Bank"	The entity belongs to the group of entities to which the joint-stock company belongs	2004

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
134.	OJSC "RTComm.RU"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
135.	LLC "Volga-Finance"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	2005
136.	LLC "Rossvyazinform"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	1997

SUPPLEMENT № 3 – OJSC "VolgaTelecom" quarterly accounting statement for quarter 1 of 2007.

BALANCE SHEET

			CODES
		Form № 01 by OKUD	**0710001**
At	**March 31, 2007**	Date (year, month, day)	2007.03.31
Entity	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5060901817**	TIN	5260901817
Activities	**Electric communication**	by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**	by OKEI	**384**
Address:	Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000		
		Date of approval	
		Date of dispatch (receipt)	26.04.2007г.

ASSET	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	270	257
Property, plant and equipment		120	120	25 342 279	24 913 845
Capital investments		130	130	759 115	981 550
Income-bearing lease investment		135	135	110 621	106 437
Long-term financial investments		140	**140**	2 142 353	2 140 898
including: investments into subsidiaries			141	1 888 459	1 888 440
investments into associated companies			142	6 271	6 157
investment into other entities			143	67 274	67 263
other long-term financial investments			144	180 349	179 038
Deferred tax assets		145	145	278 832	310 644

Other non-current assets		150	150	3 379 578	3 317 398
Total for section I		190	**190**	32 013 048	31 771 029

ASSET	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories		210	**210**	629 098	579 158
including: raw materials, supplies and other similar values		211	211	469 239	427 056
work in progress expenses (distribution costs)		213	213	593	648
finished commodity and commodities for resale		214	214	47 156	49 028
commodities shipped		215	215	330	330
prepaid expenses		216	216	111 780	102 096
other inventories and expenditure		217	217	-	-
VAT on acquired valuables		220	220	584 096	471 291
Accounts receivable (payments are expected in more than 12 months after the reporting date)		230	**230**	8 587	6 865
including: buyers and customers		231	231	1 286	1 004
advances paid out			232	-	-
other debtors			233	7 301	5 861
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	2 732 504	3 015 503
including: buyers and customers		241	241	1 978 178	2 351 803
advances paid out			242	135 984	212 917
other debtors			243	618 342	450 783
Short-term financial investments		250	250	9 837	6 871
Cash,		260	260	222 716	177 234
Other current assets		270	270	496	508
Total for section II		290	**290**	4 187 334	4 257 430
BALANCE (sum of lines 190+290)		300	**300**	36 200 382	36 028 459

LIABILITIES	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 731 945	3 721 604
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	12 681 370	12 691 711
Retained profits (uncovered loss) of the reporting year		470	470	-	818 374
Total for section III		490	**490**	18 135 068	18 953 442
IV. NON-CURRENT LIABILITIES					
Credits and loans		510	**510**	8 965 335	8 942 945
including:					
credits			511	320 000	320 000
loans			512	8 645 335	8 622 945
Deferred tax liabilities		515	515	1 019 123	1 144 919
Other non-current liabilities		520	520	1 221 085	1 054 403
Total for section IV		590	**590**	11 205 543	11 142 267
V. CURRENT LIABILITIES					
Credits and loans		610	**610**	1 441 018	849 326
including:					
credits			611	1 318 926	598 572
loans			612	122 092	250 754
Accounts payable,		620	**620**	4 381 198	4 032 798
including:					
suppliers and contractors		621	621	3 535 097	2 672 572
advances received		625	622	334 560	262 395
wages payable		622	623	59 233	255 469
debt to government extrabudgetary funds		623	624	42 329	105 019
tax debt		624	625	133 853	228 841
other creditors		625	626	276 126	508 502
Debt to participants (founders) for income payments		630	630	23 802	17 125
Unearned revenue		640	640	235 261	229 639
Provision of costs to be incurred		650	650	659 609	702 491
Other current liabilities		660	660	118 883	101 371
Total for section V		690	**690**	6 859 771	5 932 750

BALANCE (sum of lines 490+590+690)		700	**700**	36 200 382	36 028 459

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Leased property, plant and equipment		910	901	887 691	1 044 924
including under leasing		911	911	42 855	42 855
Inventory items received in custody		920	902	36 302	35 394
Commodities received for commission		930	903	12 674	11 998
Accounts receivable of insolvent debtors written-off as a loss		940	904	261 742	268 087
Cover funds for liabilities and payments received		950	905	11 500 459	11 500 636
Cover funds for liabilities and payments provided		960	906	5 692 516	5 994 720
Housing facilities depreciation		970	907	14 644	14 636
Depreciation of land improvement objects and other similar objects		980	908	1 861	1 885
Payments for communication services			909	150 467	174 242

Reference on net assets worth

Item description	Explanations	Indicator's code	Line code	At the reporting period beginning	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	18 370 329	19 183 081

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
For	**Quarter 1 of 2007**	Date (year, month, day)	2007.03.31
Entity	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activities	**Electric communication**	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**RUR thousand**	by OKEI	**384**

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
I. Revenue and expenses of ordinary activities Proceeds (net) from sales of commodities, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	6 021 422	5 033 138
including from sales: of telecommunication services			011	5 693 608	4 779 184
Prime cost of sold commodities, products, works and services		020	020	(4 449 242)	(3 644 715)
including: of telecom services			021	(4 252 392)	(3 476 346)
Sales profit (loss) (lines 010 -020)		050	**050**	1 572 180	1 388 423
II. OTHER REVENUE AND EXPENSES Interest receivable		060	060	1 813	8 463
Interest due		070	070	(188 880)	(190 423)
Income from participation in other entities		080	080	-	-
Other revenue		090	090	99 378	201 173
Other expenses		100	100	(356 043)	(285 202)
Pretax earnings (loss before tax) (lines 050+060-070+080+090-100)		140	**140**	1 128 448	1 122 434
Income tax expense (lines -151+/-152+/-153) including:			**150**	(310 074)	(302 525)
deferred tax liabilities		142	151	(125 796)	(29 624)

deferred tax assets		141	152	31 812	101 276
Current tax on income		150	153	(216 090)	(374 177)
Net profit (loss) of the reporting period (lines 140-150)		190	**190**	818 374	819 909
BY REFERENCE Income tax contingent expenses /income			201	(270 828)	(269 384)
Recurrent tax liabilities		200	202	(55 117)	(42 379)
Recurrent tax assets		200	203	15 871	9 238

Item description	Explanations	Indicator's code	Line code	For the reporting period	For similar period of the past year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Indicator's code	Line code	For the reporting period		For similar period of the past year	
			Profit	Loss	Profit	Loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgment		401	18 208	(93)	11 172	(2 914)
Past years profit (loss)		402	31 570	(59 141)	16 948	(20 543)
Reimbursement of damages caused by default or inadequate performance of obligations		403	1 225	(129)	553	(103)
Foreign exchange differences in foreign currency operations		404	8 686	(10 803)	3 018	(40)
Deductions to allowance		405	-	(49 450)	112 903	
Debt amortization of payables and receivables		406	3 209	(32)	369	(210)

SUPPLEMENT № 4 – OJSC “VolgaTelecom” accounting policy for 2007.

APPROVED by:
Order № 678 of
OJSC “VolgaTelecom”
General Director of
December 25, 2006.

PROVISION

**ON ACCOUNTING POLICY
FOR THE PUSPOSES OF BOOK RECORDS OF OJSC
“VOLGATELECOM”
FOR YEAR 2007**

**Nizhny Novgorod,
2006**

TABLE OF CONTENTS

INTRODUCTION

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY
1.1. General data on the Company of electric communication
1.2. Principles of organization of accounting services
1.3. The procedure of organization of the flow of documents and the technology of accounting documentation processing
1.4. The procedure of organization and making the inventory of property and liabilities
1.5. The procedure of drawing up the Company's accounting statement
1.6. Working chart of accounts of the Company
2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY
2.1. The procedure of intangible assets recognition
2.2. The procedure of plant assets management
2.3. The procedure of inventories accounting
2.4. The procedure of recalculation of assets and liabilities denominated in foreign currency
2.5. The procedure of income generation
2.6. The procedure of accumulating information about expenses
2.7. The procedure of prepaid expenses records
2.8. The procedure of settlements records
2.9. The procedure of received credits and loans records
2.10. The procedure of organization of records of intra-company's settlements and the transfer of information by subdivisions
2.11. The procedure of establishing and using special-purpose funds
2.12. The procedure of establishing and using the contingency reserve provision
2.13. The procedure of government assistance records
2.14. The procedure of financial investments records
2.15 The procedure of records of expenses for R&D and technological activity

INTRODUCTION

This Provision on the Accounting policy for the purposes of book records (hereinafter the Provision on the Company's accounting policy) of OJSC "VolgaTelecom" (hereinafter the Company) is worked out in accordance with the requirements of the Russian Federation legislation.

For the purposes of this Provision by the Accounting policy of the Company is meant substantiated and disclosed for various users the totality of methods of bookkeeping as selected by the Company - primary observation, value measure, current grouping and bottom-line generalization of economic operations facts – in order to generate maximum on-line, perfect, objective and true financial and management information.

In cases when the system of regulatory control of bookkeeping of the Russian Federation does not establish the method of bookkeeping of a specific issue, then when working out the Accounting policy the Company developed the appropriate method of records on the basis of effective Accountancy decrees.

The Company's Accounting policy being the basis of bookkeeping system is intended to ensure:

- Adherence to such underlying principles of accounting as completeness, just-in-time, judiciousness, priority of substance over form, consistency and rationality;
- Compliance with general requirements to accounting statement: completeness, materiality, neutrality, compatibility and comparability;
- Reliability of reports prepared in the Company – of accounting statement, tax reporting, management reports and statistical reporting;
- Unity of methodology when organizing and maintaining bookkeeping in the entire Company and in its subdivisions[1];
- Operativeness and flexibility of reaction of bookkeeping system to the changes of conditions of carrying out financial and economic activity, including the conditions resulting from the changes of legislative and normative acts.

This Provision along with general mandatory requirements and rules takes into account specific features of the Company of electric communication:

- Availability of internal documents governing the accounting process from the point of view of specific character of the industry;
- Availability of considerable number of subdivisions and in a number of cases they are far away from the Company's Directorate location.

The Provision discloses step by step the bookkeeping methods approved while working out the accounting policy; these methods materially affect the evaluation and decision making by interested users of accounting statement; without knowing how to apply these methods it is not possible to evaluate reliably financial status, flow of funds or financial performances of the Company's operation.

[1] For the purposes of this document by the Company's subdivisions, unless otherwise stated, are meant regional branches and structural subdivisions.

The methods of bookkeeping selected by the Company when working out this Accounting policy are approved by the Order of the Company's General Director and are effective since January 1, 2007.

All the persons connected to the solution of issues governed by the Accounting policy should be guided in their activity by this Provision:

- The Company's management;
- The heads of regional branches and structural subdivisions responsible for organization and status of accounting in their units;
- Employees of services and departments responsible for timely development, revision and bringing reference data to the notice of subdivisions-executives;
- Employees of all services and subdivisions responsible for timely submission of original documents to the accounting office;
- Employees of accounting office responsible for timely and quality execution of all types of accounting operations and for drawing up reliable reporting of all types;
- Other employees.

The Accounting policy is worked out for year 2007 and is not subject to changes, excluding the following cases:

- Change of the Russian Federation legislation or regulations on bookkeeping;
- Development by the Company of new methods of bookkeeping;
- Essential change of the conditions of activity resulting from reorganization, change of ownership, change of lines of business, etc.

The changes introduced into the language of the Provision on the Company's Accounting policy are approved by the Company's General Director.

The Company's chief accountant is responsible for the compliance with the methodology.

In the course of bookkeeping the Company also applies methodical guidelines for accounting topics, their list is provided in Supplement №2.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General information about OJSC "VolgaTelecom"

The Charter of the Company of electric communication defines the following activities:

- provision of local and intrazonal communication services;

- provision of local, DLD & ILD communication services via payphones and multiple-access centers;

- provision of DLD & ILD communication services;

- provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);

- provision of mobile radio telephone communications services;

- provision of mobile radio communications services;

- provision of personal radio call services;

- provision of personal radio call services with VHF FM channeling;

- provision of services of communication channels lease;

- provision of telematic services (including e-mail services, access to informational resources, reference services, Telefax services, Comfax services, Bureaufax services, message processing services, voice message services, voice information transmit services, conference calls and videoconferencing services);

- provision of data transfer services;

- provision of telegraph communication services (including "telegram" and "AT/Telex" network services);

- provision of cable TV services;

- provision of wire broadcasting services;

- provision of TV broadcasting services by using transmission equipment;

- provision of radio broadcasting services by using transmission equipment;

- provision of local phone communication services by using radio access equipment;

- provision of TV broadcasting services by using transmission equipment (MMDS);

- activities connected with using the data constituting state secret;

- activities and (or) provision of services in the area of state secret protection;

- activities and (or) provision of services in the area of state secret protection connected with functioning of cryptographic agency;

- activities and (or) provision of services in the area of state secret protection as related to technical protection of information;

- organization and implementation of activities for insuring the protection of secrecy of communication and of other secret protected by law;

- examination of preliminary design and project documentation;

- construction, capital repairs, refurbishment, extension and technical re-equipment of communication facilities buildings;

- construction, capital repairs, refurbishment and technical re-equipment of civic buildings;

- geodesic and cartographic activity;

- training, improvement of qualification of white-collar workers, operational personnel and executive staff;

- engineering maintenance, repair and sale of cash registers;

- engineering maintenance, repair and sale of communications equipment;

- installation, repair and engineering maintenance of security alarm systems;

- organization of restoration of communication networks and facilities during failures and damages;

- priority provision of communication services and facilities in the interests of defense, state management, security, law and order;

- implementation of activities for provision of communication services in emergency situations;

- implementation as per the established procedure of plans of preparedness activity of communication network and arrangements in emergency situations;

- consulting services;

- medical services;

- trade and procurement activity;

- commercial fisheries;

- activities on fire prevention and extinguishing;

- execution of work of installation, repair and maintenance of fire safety appliances;

- operation of electric, heating and gas systems;

- design and construction of buildings and structures of I and II criticality ratings;

- engineering survey for construction of buildings and structures of I and II criticality ratings;

- tunnel survey;

- the activity of issuing certificates of keys of electronic digital signatures, of registration of owners of electronic digital signatures, of rendering services related to the use of electronic digital signatures and confirmation of authenticity of electronic digital signatures;

- timber-harvesting activities;

- transportation of passengers by automobile transport equipped for transportation of more than 8 persons;

- transportation of cargoes by automobile transport with the capacity over 3,5 tons;

- loading and unloading activities at railroad transportation;

- repair of measuring equipment;

- storage and realization of oil, gas and their derivatives.

The Company has three levels of management:

- The Company's General Directorate;
- Regional branches;
- Structural subdivisions.

1.2. The principles of organization of accounting services

The concept **"accounting service"** defines the complex of structural units and office holders performing the operations of accumulation of source information, its processing and analysis, and also of drawing up the reports for various groups of users on the basis of this information.

By **specialized accounting service** is meant a structural unit of the Company performing the functions of accumulation, processing and grouping of information in the form of summary registers of analytical and synthetic accounting, of making entries into own-price account. Depending on the level of organizational structure the specialized accounting service comprises: accounting office, tax department, consolidated statements group, etc.

Functional services (e.g., line-cable shop, transportation department, accounts department, etc.) perform the functions of accumulation and processing of source information for its further registration in the accounting system.

At each management level the accounting service ensures accumulation and processing of information for the purpose of providing data to the users to work out, to substantiate and to make decisions at their level of management and also to provide superior management bodies with information required to work out, to substantiate and to make decisions at higher management level.

The principles of separation of power and responsibility of accounting services at each of the three levels of management (vertically) and inside each management level (horizontally) are governed by "Regulations on principles of record keeping organization". The same Regulations define the structure, the functions and the tasks of specialized and functional accounting services. The distribution of duties and interrelations between specialized and functional accounting services are governed by the Regulations on principles of record keeping organization and by the Regulations on the system of flow of documents.

Bookkeeping and control is imposed on the Company's accounts department as a constituent part of specialized accounting service, the specified accounts department is headed by chief accountant. The Company's accounting department includes subdivisions' accounting offices directly headed by chief (senior) accountants of these subdivisions. The functions of general accounting department are performed by the accounting office of the Company's General Directorate.

1.3. The procedure of organization of the flow of documents and the technology of accounting documentation processing

In the Company the rules and the procedure of organization of the flow of documents, the schedule of the flow of documents, the technology of processing of source accounting documents, including:

- the procedure of creating original documents;
- the procedure of examination of original documents;
- the procedure and the time period of their transfer for the record in the book records;
- the procedure of transferring the documents to archival depository

are governed by Regulations on the system of flow of documents.

Unified forms of source accounting documentation approved by RF Goscomstat (Russia's State Statistics Committee) are applied in the Company.

When executing financial-economic operations for which unified forms are not stipulated self-designed forms of original record documents (inclusive of those included into Regulations on the

system of flow of documents) containing mandatory requisites established by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 are applied.

Signing authority of original record documents is established by internal organizational-regulatory documents.

1.4. The procedure of organization and making the inventory of property and liabilities

All the property of the Company, irrespective of location, and all kinds of liabilities are subject to physical stocktaking.

Inventory in the Company is made within the following periods:

- Property, plant and equipment (including leased fixed assets) – at least once in two years as of October 31 of the reporting year;
- Intangible assets – annually as of November 30 of the reporting year;
- Assets under construction and other capital investments – annually as of October 31 of the reporting year;
- Raw materials, supplies, precious metals, equipment for installation, semi-finished products, commodities, finished commodity at warehouses, and also inventory items and equipment for installation received in custody - annually as of October 31 of the reporting year;
- Work in progress – quarterly as of the end of the quarter;
- Unearned revenues and prepaid expenses – annually as of December 31 of the reporting year;
- Cash on bank accounts – annually as of December 31 of the reporting year;
- Cash in cash office – at least once in a quarter;
- Long-term financial investments - annually as of December 31 of the reporting year;
- Short-term financial investments, financial documents – quarterly as of the end of the quarter;
- Settlements of accounts receivable of buyers and customers (account 62) and the doubtful debts provision for accounts receivable of buyers and customers – quarterly as of the quarter end;
- settlements with other debtors (accounts 60 and 76) and doubtful debts provision for advances paid out and other accounts receivable - once a year as of December 31 of the reporting year;
- Settlements with creditors – for settlements with communication operators - quarterly as of the end of the quarter, with other creditors – once a year as of December 31 of the reporting year;
- Settlements of taxes and obligatory deductions to the budget and to extrabudgetary funds, for target financing – annually as of December 31 of the current year;
- Intra-company's settlements – at least once in a quarter;
- Settlements with personnel, with advance holders – quarterly as of the end of the quarter;
- Provisions for contingent liabilities, provisions for depreciation of investments into securities, provisions for costs to be incurred – annually as of December 31 of the reporting year;

Permanent inventory commissions are established to make inventory at the level of the Company's Directorate and headquarters of regional branches; the composition of these commissions is approved by:

- For the Company's General Directorate – by the Company's General Director;
- For regional branches – by the director of the branch.

The procedure of organization and making the inventory of the Company's assets and liabilities is detailed in the Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.

1.5. The procedure of drawing up the Company's accounting statement

The Company's accounting statement is drawn up as per the procedure and during the time stipulated by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 and by other Russian Federation regulations governing the bookkeeping and reporting.

The Company's accounting statement is prepared by the accounting department of the Company's General Directorate on the basis of generalized information about property, liabilities and results of the Company's activity taking into account the information provided by accounting offices of regional branches. Preparing of reporting by the accounting offices of regional branches is made on the basis of data provided by accounting offices of structural subdivisions.

The forms designed by the Company taking into account recommendations contained in relevant normative documents are applied when drawing up the accounting statement.

Internal forms of accounting statements and also specific dates of their submission are stated in the Provision on the procedure of preparing the Company's accounting statement.

1.6. Working chart of accounts of the Company

During the bookkeeping all the Company's subdivisions apply Common chart of accounts (Supplement 1).

The procedure of using the Common chart of accounts, including distribution of competencies with respect to maintenance of own-price accounts and sub-accounts between the accounting services of various levels of the Company's management is regulated by the Instruction on Common chart of accounts application.

2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets recognition

The amount of depreciation of intangible assets is determined on a monthly basis as per the rates calculated on the basis of their initial cost and the period of useful service by straight line method.

The expected period of useful service of intangible assets is determined as they are registered by specially established commission and is approved by the Company's General Director.

Amortization of cost of intellectual property objects is made by accumulation at account 05 "Amortization of intangible assets" of depreciation amounts charged by straight line method.

2.2. The procedure of plant assets (property, plant and equipment) management

In 2007 plant assets are not revaluated.

Depreciation for plant assets objects is charged by straight line method on the basis of initial cost or replacement cost value (in case of revaluation) of an object of plant assets and the rate of depreciation calculated on the basis of the period of useful service of this object.

The period of useful service for groups of homogeneous objects of plant assets is determined by the commission when the plant assets are accepted and is approved by the Company's General Director.

For acquired plant assets that earlier were in operation the period of useful service is determined on the basis of time of actual operation and expected period of useful service of plant assets in the Company.

The assets acquired since 01.01.2006 and with respect to which the conditions are met which are stipulated in item 4 of Accountancy decree 6/2001 "Asset management" and of value not more than RUR 10000 per a unit, are reflected in the structure of inventories. In order to ensure preservation of these objects in production or during operation the due control over their flow is established.

The parts of complex plant assets object consisting of several parts are reflected in the accounting records as separate inventory items, if those parts are not referred to different groups of plant assets at their classification.

Acquired objects which do not require installation and are planned for usage in the structure of plant assets, prior to the start of operation, are itemized in the structure of investments into non-current assets.

Objects of property, for which capital investments are completed and relevant original record documents for acceptance are executed, are accepted for accounting records in the structure of plant assets since the start of their actual operation with allocation on separate sub-account to the account of plant assets management.

The costs for all kinds of repairs are included into the prime cost of that reporting period when they were incurred. The provision for the costs to be incurred for the repair of plant assets is not set up.

2.3. The procedure of inventories accounting

Accumulation of information about actual prime cost of inventories in the Company's accounting records is made by using accounts 15 "Procurement and acquisition of tangible assets" and 16 "Tangible assets cost deviation".

Inventories at accounts 10 "Supplies" and 41 "Commodities" are accounted at book prices.

Inventories (raw materials, supplies and commodities) are accepted for accounting records at the book price; the book price means:

- When inventories are acquired for a fee – the price of the supplier in accordance with supply contract (purchase-and-sale contract);
- When inventories are manufactured by the Company itself – the amount of actual costs related to their production;
- When inventories are used in lieu of contribution to charter capital of an entity - money value agreed by the founders taking into consideration the requirements of Law "On joint-stock companies";
- When inventories are received under gift contract (free of charge) and also inventories left after retirement of plant assets and other property - current market value as of the date of acceptance for accounting records;
- When inventories are received under contracts stipulating performance of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to the transfer by the Company[2].

Ordering costs and the costs, to bring up the supplies to the condition when they are suitable for usage for the purposes intended in the Company, are accounted in the accounting records in account 16 "Materials cost deviation" irrespective of the share of ordering costs or the deviation value to the book value of the material.

Commodities at retail which are accounted on account 41.02 are reflected in the accounting records at sales prices.

The costs for procurement and delivery of commodities intended for realization via retail and wholesale trade networks to the Company's warehouses are accounted in the structure of distribution costs.

Output finished goods are accounted at actual factory costs of manufacture without using account 40 "Output of products (works and services)".

Working clothes and special tools acquired by the Company are accepted for accounting records in the amount of actual costs for acquisition on the debit of account 10 "Supplies".

Working clothes and special tools of the cost of not more than RUR 10000 per a unit with any useful life term, and also working clothes and special tools with the useful service not exceeding 12 months with any cost per a unit are written off to the accounts of cost accounting as they are transferred to operation.

[2] The cost of assets transferred or subject to transfer by the Company is established on the basis of price at which in comparable circumstances the Company usually establishes the cost of similar assets. When it is impossible to establish the cost of values transferred or subject to transfer by the Company, the cost of inventories received by the Company under contracts stipulating the performance of obligations (payment) by non-monetary assets is established on the basis of the cost at which in comparable circumstances similar inventories are acquired.

Working clothes and special tools of the cost of more than RUR 10000 per a unit and useful service exceeding 12 months after transfer to operation are recorded at accounts "Working clothes in operation" and "Special tools in operation" with amortization of cost by equal shares during the period of useful service.

The inventories being retired are evaluated by the following methods:

- At average prime cost:
  - raw materials;
  - supplies;
  - finished commodity;
  - commodities for resale.
- At prime cost of each unit:
  - precious metals.

2.4. The procedure of recalculation of assets and liabilities denominated in foreign currency

Recalculation into rubles of value of currency notes in the Company's cash office, of funds at accounts in credit institutions, of financial and payment documents, of short-term securities, of receivables (including under borrowed liabilities) from legal entities and natural persons, fund balances of target financing received from budget or from foreign sources within the framework of technical or other assistance to the Russian Federation in accordance with concluded agreements (contracts) denominated in foreign currency is made as of the date of making the operation in foreign currency and also as of the reporting date of drawing up the accounting statement.

2.5. The procedure of income generation

For the accounting purposes ordinary types of the Company's activity are subdivided into core and non-core.

Core activities are the activities directly related to provision of communication services. All the remaining activities are non-core.

Ordinary activities:

- Core activities:
  - **Local telephone communication services**:
    - Urban telephone communication (UTC),
    - Rural telephone communication (RTC);
  - **Intrazonal telephone communication services;**
  - **Services of recording communication, telematic services, data transfer services;**
  - **Mobile radio communication;**
  - **Radiobroadcasting, TV broadcasting, satellite communication;**
  - **Wire radiobroadcasting;**
  - **Mobile radiotelephony;**
  - **Universal communication services**:
    - universal communication services via payphones,
    - universal communication services via multiple access centers;
  - **Connection and traffic transit services**:
    - connection services,
    - call initiation and termination services;

> ➢ **Services supporting the provision of DLD and ILD communication services by DLD and ILD communication operators;**
>
> ➢ **Other services of core activities.**

➢ Non-core activities:

- Services of granting the Company's assets for lease;
- Transport services;
- Manufacture of telecom facilities products;
- Trade services;
- Catering services;
- Services of construction nature;
- Services of information-computer support;
- Publishing activities (publishing of reference books, newspapers);
- Information service;
- Rendering of intermediary (agency, commission) services;
- Services of providing access to electric power;
- Education services;
- Security services;
- Agency business;
- Consumer services;
- Services of recreation centers;
- Advertising activity;

- Other activities meeting the criteria stated above.

Income differing from income from ordinary activities is considered to be other income.

2.6. The procedure of accumulating information about expenses

For the purposes of accounting the expenses the Company's ordinary activities are subdivided into core and non-core.

In the accounting records the cost accounting for kinds of services, works and output products that are subjects of calculation is kept separately.

For the purposes of distributing the expenditures of core activities on the objects of calculation the Company applies the method of cost accounting of operating processes.

Operating process is unambiguously defined activity (sequence of actions or the aggregate of functions and tasks) not limited in time and having identifiable result.

For the purposes of distributing the expenditures on the objects of calculation the processes are subdivided into basic operating processes, off-line operating processes and joint processes.

Basic operating processes are the processes intended directly for the provision of communication services.

Off-line operating processes are the processes required for implementation of basic and joint operating processes and indirectly related to the provision of communication services.

Joint operating processes are the processes required for implementation of basic operating processes but not related to the provision of communication services.

Cost allocation bases are actual, physical indicators of the Company's operating activity, the structure of these indicators is defined in Instructional guidelines on expenditure records.

All the expenditures related to core activities are indirect, id est, they are not allocated directly and are distributed between the objects of calculation and are accounted for from the point of view of operating processes.

The expenditures of core activities are posted to account 30 "Basic operating processes" and account 31 "Off-line operating processes".

The expenditure related to non-core activities are accounted for on accounts 23 "Auxiliary productions", 29 "Service productions and facilities" and 44 "Sales cost" from the point of view of types of activity.

Full prime cost of rendered services, executed works, output products without separation of administrative and commercial expenses is calculated.

The expenditures of joint operating processes are posted to account 32 "Joint operating processes".

The expenditures accumulated on account 31 "Off-line operating processes" are allocated between basic and joint operating processes on account 30 "Basic operating processes" and account 32 "Joint operating processes" on the basis of data on allocation bases provided by production services at the end of the reporting period.

The expenditures accumulated on account 30 "Basic operating processes" are allocated to account 20 "Primary production" by the objects of calculation (services) on the basis of data on allocation bases provided by production services at the end of the reporting period, and also to account 33 "Equipment operation costs" by the types of equipment of conditional digital network made up annually by engineering services. The costs by the type of equipment are allocated in accordance with calculated data of engineering services about the share of involvement of the equipment in basic operating processes.

The expenditures accumulated on account 33 "Equipment operation costs" are allocated on account 20 "Primary production" by the objects of calculation (services) on the basis of data of engineering services about the intensity and duration of usage of each type of equipment by a specific service; these data are calculated at the beginning of each year or if major changes occur in topography of communication network.

For the purposes of calculation of prime cost of services, works and products of non-core activities the actual expenditures for rendered services, executed works and products transferred to warehouse, these expenditures being accumulated on accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" are written off to account 43 "Output finished goods" (in case of finished-product output), to the appropriate accounts of operating processes (in case of rendering services or doing works for core activities) or to account 90 "Sales" sub-account 90-04 "Prime cost of sales for non-core activities" (in case of rendering services, doing works for outside parties). The balance of debit of accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" reflects the value of balances of work in progress.

The expenditures allocated to the account of joint operating processes 32 "Joint operating processes" are written off at the end of the reporting period to account 20 "Primary production" pro rata to the sum of expenditures allocated to the appropriate accounts.

Expenditures for communication services rendering accumulated by types of services on account 20 "Primary production" are completely written off at the end of the reporting period to account 90 "Sales" sub-account 90-02 "Prime cost of sales (for core activities)" with the analysis of the objects of calculation (services).

The procedure of record maintenance and calculation of prime cost of products (works and services) of non-core activities is established by the Company on its own in accordance with recommendations of industry's instructions regulating the said procedure in those industries which the specified non-core activity is referred to.

The expenditures of service productions and facilities as per the trends of their activity (realization, compensation-free transfer, rendering of services to other subdivisions of the Company) are allocated in the amount of actual prime cost.

2.7. The procedure of prepaid expenses records

Prepaid expenses are the expenses that were recognized in the reporting period, but may not be included into the prime cost of realized services, works and products of this reporting period, for example:

- Expenses related to reclamation of new productions or kinds of products prior to occurrence of facts of their realization;
- Expenses for payment of rest leaves of future periods;
- Discount of bill and bonded loans;
- Expenses for acquisition of licenses;
- Property insurance costs;
- Expenses related to acquisition of software products and databases under purchase-and-sale contracts or swap contracts if these assets do not meet the requirements set up for intangible assets;
- Miscellaneous.

Prepaid expenses are subject to amortization on a straight-line basis at the expense of relevant sources of covering during the period to which they are referred to. If it is not possible to establish the period during which the incurred expense should be amortized, then the specified period is established by a specially set up commission and is approved by an order of the General Director or of an authorized person.

Expenses related to the acquisition and introduction of software products and databases are written off as current expenses from the first day of the month following the month of start of their using in production, at rendering services or for the Company's management needs.

For the purposes of drawing up the reporting the expenses related to the acquisition and introduction of software products and databases used during more than 12 months are classified as other non-current assets.

2.8. The procedure of settlements records

The settlements by non-monetary assets are posted in the records individually by using account 76.15.

The Company transfers long-term indebtedness (accounts receivable and accounts payable) to the structure of short-term indebtedness at the time when as per terms and conditions of the contract 365 days are left for the debt repayment.

For the purposes of drawing up the reporting the advances of capital nature are classified as other non-current assets.

2.9. *The procedure of received credits and loans records*

The Company transfers long-term indebtedness of received credits and loans into the structure of short-term indebtedness (to appropriate sub-account of account 66 "Settlements on short-term credits and loans") at the time when as per the terms and conditions of loan and (or) credit contract 365 days are left for the repayment of principal of the debt.

If the Company raises a long-term loan under the contract the terms and conditions of which stipulate recurring repayment of the loan amount, then as 365 days are left for the repayment of the next portion of the loan, it is transferred to the structure of short-term part of long-term indebtedness to the appropriate sub-account of account 66 "Settlements on short-term credits and loans".

If an agreement is concluded to prolong the contract of short-term loan or to postpone the time of payment of short-term portion of indebtedness under long-term loan in such a way that the time of the loan repayment or of its specified portion will be more than 365 days, then the amount of indebtedness under the loan or its paydown should be transferred from short-term indebtedness to the structure of long-term indebtedness (to the appropriate sub-account of account 67 "Settlements on long-term credits and loans").

The income due to payment to debt holder in the form of interest is charged on straight-line basis (monthly) in accordance with the rate set up in the contract. If in accordance with terms and conditions of the contract the payment of interest does not fall on the last day of the month, then it is necessary to charge additionally the indebtedness to the creditor in the amount of interest falling on the end of the month.

For the loans received in monetary form and raised by issuing the Company's own bills of exchange or bonds, the loans amounts being directly used in full (in part) for investment assets establishment, the amount of discount is classified as prepaid expenses with further monthly writing-off in equal shares during the securities maturity to the increase in investment assets value till the time of their recognition in structure of plant assets.

The amount of interests due to payment under the loans received in monetary form and raised by issuing the Company's own bills of exchange and bonds, the loans amounts being directly used in full (in part) for investment assets establishment, is referred to the increase in investment assets value till the moment of their recognition as plant assets.

Herewith for the bills of exchange having the clause "on presentation, but not earlier", as the period on the basis of which the discount as of the end of the reporting period is set up, is taken the period of circulation of the bills of exchange the specified period being defined from the date of the bill's drawing till the lower date limit of the bill's presentation for payment.

Additional expenses related to obtaining of loans and credits, to placement of bonded loans are included into the structure of other expenses in that reporting period when the specified expenses were incurred.

For received credits and loans denominated in conventional currency units or in foreign currency and due to repayment in rubles there is in accounting records the adjustment of obligations amount in the principal debt amount, and also of interest due to payment at the Russian Federation Central bank rate effective on the reporting date.

2.10. *The procedure of organization of records of intracompany's settlements and the transfer of information by subdivisions*

To keep records of intracompany's turnover the Company applies account 79 "Intracompany's settlements".

All financial-economic operations performed between the Company's subdivisions are made on the basis of letters of advice (aviso) via superior level of management. The operations between structural subdivisions are made via appropriate regional branches. The operations between regional branches are made via the Company's General Directorate.

2.11. The procedure of establishing and using special-purpose funds

The Company does not establish any funds at the expense of undistributed profit of the reporting year, excluding the funds the establishment of which is stipulated by the Company's constituent documents.
The procedure of establishing and using the specified funds is defined on the basis of resolution of general meeting of stockholders of the Company, the requirements of Law "On joint-stock companies" being taken into account.

2.12. The procedure of establishing and using contingency reserve provisions

The Company establishes the following contingency reserve provisions:

- Provision for depreciation of financial investments (as of the end of the reporting year);
- Allowance for doubtful accounts of settlements with buyers (quarterly);
- Allowance for doubtful accounts of advances paid out and other accounts receivable (as of the end of the reporting year);
- Provision for costs to be incurred (monthly);
- Provision for contingent liabilities (as of the end of the reporting year).

Allowance for doubtful accounts of settlements with buyers is established quarterly prior to drawing up accounting statement in regard to doubtful debts.

Allowance for doubtful accounts of settlements with buyers is established based on the results of taking inventory of accounts receivable, herewith by a doubtful debt is recognized accounts receivable which is not repaid during the time set up by contract and not secured by pledge, guaranty, bank guarantee.

Taking into consideration the fact that in telecom companies individual analysis of each doubtful debt for communication services is impossible due to a large number of subscribers, the allowance is established for all outstanding debts, the payment of which as of the date of the allowance establishment is 90 days and more overdue, in the amount of 100 per cent of the debt amount. The allowance is not established for debts the payment of which is delayed less than 90 days.

Allowance for doubtful accounts is established based on the results of inventory of paid out advances, the probability of receiving assets (services) under which is doubtful.

Allowance for doubtful accounts is established based on the results of inventory of other accounts receivable, the receipt of full debt amount under which is recognized to be unlikely.

The amount of allowance for doubtful accounts of paid out advances, other accounts receivable is evaluated and recognized on an individual basis with respect to the debtors which are significant as such. The amount of accrued allowances is referred to other expenses.

2.13. *The procedure of government assistance records*

Budgetary means including resources differing from cash assets are recognized in the Company's accounting records subject to the following conditions:

- There is confidence that the Company will fulfill the conditions necessary for granting the funds. This may be confirmed by contracts concluded by the Company, by the resolutions and decisions passed and declared, feasibility studies, approved design estimate documentation, etc.;
- There is confidence that the specified funds will be received. This may be confirmed by approved budget financing targets, notice on budgetary allocations, budgetary obligations limits, resources acceptance certificates and other relevant documents.

2.14. *The procedure of financial investments records*

For the purposes of accounting records financial investments are classified by the types of investments and their maturity.

At sale, other retirement, including repayment of securities the retired issuing securities are evaluated by FIFO method, and the retired non-monetary securities are evaluated at actual cost of each security.

By maturity financial investments are divided into:

- ***Long-term*** – the investments made with the intent to receive income on them more than 12 months after the reporting date, if the established time of their repayment exceeds 12 months after the reporting date;
- ***Short-term***:
  - Investments made without the intent to receive income on them more than 12 months;
  - Investments for which the established time of repayment does not exceed 12 months after the reporting date;
  - Securities acquired for re-sale irrespective of their repayment date.

Long-term financial investments are subject to transfer to short-term ones:

- Due to making the decision on financial investments sale and having settled intention to realize such a plan of sale during 12 months;
- If the time till their repayment date became not more than 12 months after the reporting date.

Short-term financial investments for which the established time of repayment exceeds 12 months after the reporting date are subject to transfer to long-term investments (to appropriate sub-account) due to the change of initial intention to receive income on them during the period not more than 12 months after the reporting date.

The maturity of investments is evaluated by subdivision (person) appointed by the Company's CEO order and is stated in the document executed as per the form established by Company, the document being transferred to the accounting office.

The initial cost of financial investments acquired for fee is accumulated in the amount of actual expenses related to their acquisition.

The information about initial cost of investments acquired under contracts stipulating payment in rubles in the amount equal to the amount in foreign currency (conventional currency units) is accumulated with taking into consideration foreign currency exchange differences occurring prior to accepting the assets as financial investments.

As regards debt securities the difference between the amount of actual expenses for acquisition of a security and its par value is not charged to financial results.

The cost of financial investments for which it is possible to determine current market value as per the established procedure is adjusted as of the end of the reporting year.

2.15 The procedure of records of expenses for R&D and technological activity

For the purposes of drawing up the reporting the following assets are recognized as other non-current assets – completed research-and development and technological activities for which the obtained results are not liable for legal protection as per current legislation, or liable for legal protection but not executed as per the procedure established by legislation.

The expenses for R&D are written off by straight-line method to the expenses of ordinary activities since the 1-st day of the month following the month when the actual application of obtained results was started in the output of products, provision of services or for management needs.

The time for paying off expenses for R&D is established when they are completed by a specially set up commission and is approved by an order within the period during which it is supposed to get economic benefits (income) but not more than 3 years.

SUPPLEMENT 2. THE LIST OF INSTRUCTIONAL GUIDELINES

1. Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.
2. Instructional guidelines for plant assets management.
3. Instructional guidelines for intangible assets recognition.
4. Instructional guidelines for non-current assets investments records.
5. Instructional guidelines for financial investments records.
6. Instructional guidelines for inventories records.
7. Instructional guidelines for expenses records.
8. Instructional guidelines for cash and financial documents records.
9. Instructional guidelines for revenue recognition.
10. Instructional guidelines for records of settlements with buyers and customers.
11. Instructional guidelines for records of settlements with suppliers and contractors.
12. Instructional guidelines for records of settlements with other debtors and creditors.
13. Instructional guidelines for credits and loans records.
14. Instructional guidelines for records of wage settlements.
15. Instructional guidelines for owners' equity records.
16. Instructional guidelines for targeted financing records.
17. Instructional guidelines for establishing contingency reserve provisions.
18. Instructional guidelines for records of intracompany's settlements.
19. Instructional guidelines for the procedure of preparing the Company's accounting statement.
20. Instructional guidelines for records of universal communication services.
21. Instructional guidelines for records of realization of goods, works, services with discounts or on a grant basis.
22. Instructional guidelines for records of income tax settlements.

END